Form 10-K, Exhibit 13
period 1994-09-30
ALCO STANDARD CORP
filed 1994-11-29
CIK 3370

                                                                      Exhibit 13
                               FINANCIAL SECTION
                               OF ALCO STANDARD
                                  CORPORATION
                                 ANNUAL REPORT


20   Management's Responsibility for Financial Reporting

20   Report of Ernst & Young LLP, Independent Auditors

21   Consolidated Financial Statements

36   Financial Review

40   Corporate Financial Summary

42   Segment Data

44   Quarterly Data

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
Alco Standard Corporation and Subsidiaries

The management of Alco Standard Corporation is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management's best estimates and judgements. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by Ernst & Young LLP, independent auditors.

Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Alco Standard Corporation supports an active program of auditing to monitor the proper functioning of its systems. The reports issued by the Alco Audit Department, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of five directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP, the Alco Audit Department and management to review audit scope, timing and results.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
To the Board of Directors and Shareholders
Alco Standard Corporation

We have audited the accompanying consolidated balance sheets of Alco Standard Corporation and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alco Standard Corporation and subsidiaries at September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 17, 1994

CONSOLIDATED STATEMENTS OF INCOME
Alco Standard Corporation and Subsidiaries

                                                             Fiscal Year Ended September 30 (in thousands except per share data)
                                                                           1994                   1993                      1992
                                                             -------------------------------------------------------------------
REVENUES
Net sales                                                            $7,925,784             $6,387,078                $4,882,908
Dividends, interest and other income                                      3,537                  6,332                     3,292
Finance subsidiaries (note 13)                                           66,731                 51,149                    38,936
                                                             -------------------------------------------------------------------
                                                                      7,996,052              6,444,559                 4,925,136
                                                             -------------------------------------------------------------------
COSTS AND EXPENSES
Cost of goods sold                                                    5,884,819              4,799,757                 3,638,494
Selling and administrative                                            1,765,483              1,378,814                 1,069,602
Interest                                                                 43,802                 40,189                    31,680
Finance subsidiaries interest (note 13)                                  27,978                 23,662                    19,523
Restructuring costs (note 16)                                                                  175,000
                                                             -------------------------------------------------------------------
                                                                      7,722,082              6,417,422                 4,759,299
                                                             -------------------------------------------------------------------
LOSS FROM UNCONSOLIDATED AFFILIATE (note 4)                            (117,158)                (2,538)
INVESTMENT GAIN, net (note 11)                                                                                             6,683
                                                             -------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES                          156,812                 24,599                   172,520
TAXES ON INCOME (note 7)                                                 86,203                 16,984                    68,303
                                                             -------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                        70,609                  7,615                   104,217
LOSS FROM DISCONTINUED OPERATIONS, net of taxes (note 2)                                        (7,515)                   (8,455)
                                                             -------------------------------------------------------------------
NET INCOME                                                               70,609                    100                    95,762
PREFERRED DIVIDENDS (note 6)                                             11,572                  9,571
                                                             -------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS                   $   59,037             $   (9,471)               $   95,762
                                                             ===================================================================
EARNINGS (LOSS) PER SHARE (note 1)
Continuing operations                                                $     1.10             $     (.04)               $     2.22
Discontinued operations                                                                           (.16)                     (.18)
                                                             -------------------------------------------------------------------
                                                                     $     1.10             $     (.20)               $     2.04
                                                             ===================================================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Alco Standard Corporation and Subsidiaries

                                                                     September 30 (dollars in thousands)
                                                                                  1994                    1993
                                                                     -----------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                                        $   53,369              $   36,495
Accounts receivable, less allowance for doubtful accounts:
  1994-$29,428; 1993-$27,528 (note 14)                                         915,495                 855,666
Inventories (note 1)                                                           609,974                 591,964
Prepaid expenses and deferred taxes                                            131,638                  92,600
                                                                     -----------------------------------------
Total current assets                                                         1,710,476               1,576,725
                                                                     -----------------------------------------
INVESTMENT IN UNCONSOLIDATED AFFILIATE (note 4)                                                        118,060

OTHER INVESTMENTS AND LONG-TERM RECEIVABLES                                     68,472                  46,813

PROPERTY AND EQUIPMENT, at cost (note 5)
Land                                                                            29,308                  23,959
Buildings and improvements                                                     213,037                 226,256
Machinery and equipment                                                        411,377                 346,686
                                                                     -----------------------------------------
                                                                               653,722                 596,901
Less accumulated depreciation                                                  299,775                 260,551
                                                                     -----------------------------------------
                                                                               353,947                 336,350
                                                                     -----------------------------------------
OTHER ASSETS
Excess of cost of acquired companies over equity (note 1)                      747,629                 694,757
Miscellaneous                                                                   59,331                  69,662
Deferred taxes                                                                                          22,454
                                                                     -----------------------------------------
                                                                               806,960                 786,873
                                                                     -----------------------------------------

FINANCE SUBSIDIARIES ASSETS (note 13)                                          562,403                 484,069
                                                                     -----------------------------------------
                                                                            $3,502,258              $3,348,890
                                                                     =========================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Alco Standard Corporation and Subsidiaries

                                                                     September 30 (dollars in thousands)
                                                                                  1994                    1993
                                                                     -----------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt                                           $   12,299              $   39,915
Notes payable (note 5)                                                          91,999                 164,249
Trade accounts payable                                                         500,166                 426,971
Accrued salaries, wages and commissions                                         96,987                  80,097
Deferred revenues                                                              134,485                 116,631
Restructuring costs (note 16)                                                   56,971                  27,480
Other accrued expenses                                                         164,023                 164,831
                                                                     -----------------------------------------
Total current liabilities                                                    1,056,930               1,020,174
                                                                     -----------------------------------------

LONG-TERM DEBT (note 5)                                                        340,771                 590,154

DEFERRED TAXES AND OTHER LIABILITIES
Deferred taxes                                                                  32,192
Restructuring costs (note 16)                                                   50,000                 142,459
Workers' compensation and other                                                156,511                 113,069
                                                                     -----------------------------------------
                                                                               238,703                 255,528
                                                                     -----------------------------------------

FINANCE SUBSIDIARIES LIABILITIES (note 13)                                     498,710                 437,418

REDEEMABLE PREFERRED STOCK OF SUBSIDIARY (note 5)                                                       25,000
SHAREHOLDERS' EQUITY (note 6)
Series AA convertible preferred stock, no par value:
    4,025,000 depositary shares issued and outstanding                         199,912                 197,900
Common stock, no par value: authorized 75,000,000 shares;
    issued 1994-54,522,000 shares; 1993-48,772,000 shares                      551,215                 259,031
Retained earnings                                                              642,634                 651,373
Foreign currency translation adjustment                                        (22,550)                (23,640)
Cost of common shares in treasury: 1994-74,000 shares;
    1993-1,808,000 shares                                                       (4,067)                (64,048)
                                                                     -----------------------------------------
                                                                             1,367,144               1,020,616
                                                                     -----------------------------------------
                                                                            $3,502,258              $3,348,890
                                                                     =========================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Alco Standard Corporation and Subsidiaries

                                                           Fiscal Year Ended September 30 (in thousands except per share data)
                                                                  1994                      1993                    1992
                                                        --------------------------------------------------------------------------
                                                           SHARES      AMOUNTS       Shares      Amounts     Shares      Amounts
                                                        --------------------------------------------------------------------------
SERIES AA CONVERTIBLE PREFERRED STOCK
Balance, beginning of year                                  4,025      $197,900
Issued in public offering                                                             4,025      $196,335
Dividend accretion                                                        2,012                     1,565
                                                        --------------------------------------------------------------------------
Balance, end of year                                        4,025      $199,912       4,025      $197,900
                                                        ==========================================================================
COMMON STOCK
Balance, beginning of year                                 48,772      $259,031      48,772      $257,069    48,772      $ 249,870
Issued in public offering                                   5,750       293,500
Mergers                                                                  (4,104)                                             5,854
Tax benefit relating to stock plans                                       2,788                     1,962                    1,345
                                                        --------------------------------------------------------------------------
Balance, end of year                                       54,522      $551,215      48,772      $259,031    48,772      $ 257,069
                                                        ==========================================================================
RETAINED EARNINGS
Balance, beginning of year                                             $651,373                  $699,015                $ 687,892
Net income                                                               70,609                       100                   95,762
Cash dividends declared:
    Preferred stock, per share: 1994-$2.875;
      1993-$2.236                                                       (11,572)                   (9,571)
    Common stock, per share: 1994-$1.00;
      1993-$.96; 1992-$.92                                              (52,222)                  (44,858)                 (41,520)
    Pooled companies, prior to merger                                    (2,408)                                            (3,907)
Credits (charges) from issuance of
    treasury shares and other                                           (13,146)                    6,687                  (39,212)
                                                        --------------------------------------------------------------------------
Balance, end of year                                                   $642,634                  $651,373                $ 699,015
                                                        ==========================================================================
FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance, beginning of year                                             $(23,640)                 $ (6,622)               $   2,039
Translation adjustment                                                   (1,347)                  (17,018)                  (8,661)
Sale of investment in unconsolidated affiliate                            2,437
                                                        --------------------------------------------------------------------------
Balance, end of year                                                   $(22,550)                 $(23,640)               $  (6,622)
                                                        ==========================================================================
COST OF COMMON SHARES IN TREASURY
Balance, beginning of year                                  1,808      $(64,048)      2,823      $(89,099)    4,134      $(118,606)
Purchases                                                     887       (47,733)        756       (32,389)    1,569        (57,200)
Reissued for
    Exercise of options                                      (454)       18,027        (405)       13,063      (297)         8,814
    Sales to employee stock plans                          (1,172)       47,799      (1,250)       40,564    (1,114)        33,127
    Mergers, acquisitions and other                          (995)       41,888        (116)        3,813    (1,469)        44,766
                                                        --------------------------------------------------------------------------
Balance, end of year                                           74      $ (4,067)      1,808      $(64,048)    2,823      $ (89,099)
                                                        ==========================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Alco Standard Corporation and Subsidiaries

                                                                    Fiscal Year Ended September 30 (in thousands)
                                                                              1994                1993                 1992
                                                                    -------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                              $   70,609           $     100            $  95,762
Additions (deductions) to reconcile net income to
  net cash provided by operating activities
    Depreciation                                                            70,037              57,272               47,510
    Amortization                                                            26,791              22,137               16,628
    Provision for losses on accounts receivable                             19,668              19,702               14,636
    Provision (benefit) for deferred income taxes                           22,487             (55,042)              10,243
    Change in deferred liabilities                                           2,816              15,232                1,198
    Restructuring costs                                                    (46,588)            169,939
    Loss (gain) on sale of
      Investment in unconsolidated affiliate                               115,265
      Alco Diversified Services                                                                  9,841               15,294
      Alco Food Systems                                                                                              (5,669)
      Other investments                                                                                              (6,683)
    Changes in operating assets and liabilities
      Decrease (increase) in
        Accounts receivable                                                (74,369)            (72,064)             (48,870)
        Inventories                                                          3,154             (52,877)             (28,954)
        Prepaid expenses                                                   (17,873)             (5,083)              (3,225)
      Increase (decrease) in accounts payable,
        deferred revenues, and accrued expenses                             79,855             (52,563)              44,254
    Miscellaneous                                                              364             (13,267)             (10,880)
                                                                    -------------------------------------------------------
Net cash provided                                                          272,216              43,327              141,244
                                                                    -------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from sale (net of cash retained) of
    Investment in unconsolidated affiliate                                   8,226
    Alco Diversified Services                                                                   69,836
    Alco Food Systems                                                                                                 7,756
    Other investments                                                                                                15,881
Cost of companies acquired, net of cash acquired                           (46,705)           (439,447)            (330,635)
Proceeds from sale of property and equipment                                24,833              21,769                8,123
Expenditures for property and equipment                                   (107,969)            (83,789)             (58,076)
Payments received on long-term receivables                                   9,251               5,369                2,740
Purchases of miscellaneous assets                                           (7,973)            (10,702)             (26,339)
Finance subsidiaries receivables - Additions                              (408,412)           (278,503)            (228,951)
Finance subsidiaries receivables - Collections                             210,969             166,274              126,493
                                                                    -------------------------------------------------------
Net cash used                                                             (317,780)           (549,193)            (483,008)
                                                                    -------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from
    Issuance of long-term debt                                              20,835             319,338              191,898
    Issuance of common stock, net                                          293,500
    Issuance of Series AA convertible preferred stock, net                                     196,335
    Option exercises and sale of treasury shares                            69,914              62,284               47,096
    Sale of finance subsidiaries lease receivables                         125,000
    Life insurance borrowings                                               31,055
Issuance (repayment) of short-term borrowings, net                         (68,278)            163,563
Proceeds (repayments) of accounts receivable sold                           14,985              (3,440)              52,124
Long-term debt repayments                                                 (369,238)           (241,827)             (26,148)
Finance subsidiaries debt - Issuance                                       248,098             228,307              127,843
Finance subsidiaries debt - Repayments                                    (196,308)           (124,201)             (48,000)
Dividends paid                                                             (59,392)            (49,995)             (41,582)
Purchase of treasury shares                                                (47,733)            (32,389)             (57,200)
                                                                    -------------------------------------------------------
Net cash provided                                                           62,438             517,975              246,031
                                                                    -------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                             16,874              12,109              (95,733)
CASH AT BEGINNING OF YEAR                                                   36,495              24,386              120,119
                                                                    -------------------------------------------------------
CASH AT END OF YEAR                                                      $  53,369           $  36,495            $  24,386
                                                                    =======================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alco Standard Corporation and Subsidiaries

1. SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

All wholly-owned subsidiaries are consolidated and intercompany transactions have been eliminated. The investment in unconsolidated affiliate at September 30, 1993 represented a 49.9% ownership interest in IMM Office Systems GmbH (IMMOS) which was accounted for by the equity method. The Company sold its investment in IMMOS in fiscal 1994 (note 4).

REVENUE RECOGNITION

Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recognized in earnings over the term of the contract. The present values of payments due under sales-type lease contracts are recorded as revenues and cost of goods sold is charged with the book value of the equipment at the time of shipment. Future interest income is deferred and recognized over the related lease term.

INVENTORIES

Inventories are stated at the lower of cost or market and consist of finished goods available for sale. The Company uses the LIFO method of determining cost for approximately 60% of its inventories and the FIFO method for the balance. If the FIFO method of accounting had been used for all inventories, these balances would have been $36,877,000 higher at September 30, 1994 and $38,630,000 higher at September 30, 1993.

EXCESS OF COST OF ACQUIRED COMPANIES OVER EQUITY

Substantially all of the excess of cost of acquired companies over equity is amortized over 40 years by the straight-line method. The recoverability of the asset is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will measure impairment on the basis of undiscounted expected future cash flows from operations before interest.

DEPRECIATION

Properties and equipment are depreciated over their useful lives by the straight-line method.

EARNINGS PER SHARE

Earnings per share are based on 53,729,000 weighted average shares in 1994, 47,396,000 shares in 1993 and 46,876,000 shares in 1992, and include the dilutive effect of common stock equivalents, principally stock options.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders' equity.

ACCOUNTING CHANGES

During fiscal 1994, the Company changed its methods of accounting for income taxes and retiree healthcare benefits. The cumulative effect of adopting each of these required new accounting methods was immaterial.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. DISCONTINUED OPERATIONS

In September 1992, the Company decided to sell Alco Diversified Services
(ADS). Accordingly, ADS results for fiscal years 1993 and 1992 are reported in the accompanying Statements of Income as discontinued operations. In fiscal 1992, the Company provided for an anticipated loss on the sale of ADS of $15,294,000. In July 1993, the Company completed the sale of ADS assets of approximately $102,000,000 to an investor group for $84,000,000 in cash and notes. The Company recorded an additional loss of $9,841,000, net of a LIFO layer liquidation of $3,572,000, in fiscal 1993 in connection with this sale.

The 1993 tax benefit for ADS in the table on page 27 is comprised of $1,449,000 relating to ADS operations and $4,966,000 relating to the loss on the sale of ADS. The 1992 tax expense for ADS relates to its operating income. No tax benefits were recorded for the loss on disposal anticipated at September 30, 1992, since it consisted principally of the write-off of nondeductible cost in excess of net assets of acquired businesses.

In fiscal 1990, the Company decided to sell Alco Food Systems (AFS) and began presenting AFS as discontinued operations at that time. During fiscal 1991, the Company sold six AFS businesses for $201,000,000 in cash and notes. Assets of the companies sold were $155,599,000. The remaining two AFS businesses with assets of $16,764,000 were sold in fiscal 1992 for cash, notes and preferred stock of $20,714,000.

The results of discontinued operations are:

Fiscal Year Ended September 30 (in thousands)                                           1993             1992
                                                                           ----------------------------------
Revenues
    Alco Diversified Services                                                      $ 153,063        $ 222,764
    Alco Food Systems                                                                                  18,233
                                                                           ----------------------------------
                                                                                   $ 153,063        $ 240,997
                                                                           ==================================
Income (loss) before taxes
    Alco Diversified Services
      Operating                                                                    $  (3,946)       $  10,158
      Loss on disposal                                                                (9,841)         (15,294)
    Alco Food Systems
      Operating                                                                                        (5,281)
      Gain on disposals                                                                                 5,669
    Other                                                                                                (477)
                                                                           ----------------------------------
                                                                                     (13,787)          (5,225)
                                                                           ----------------------------------
Tax expense (benefit)
    Alco Diversified Services                                                         (6,415)           3,239
    Alco Food Systems                                                                                     153
    Other                                                                                143             (162)
                                                                           ----------------------------------
                                                                                      (6,272)           3,230
                                                                           ----------------------------------
Net income (loss)
    Alco Diversified Services                                                         (7,372)          (8,375)
    Alco Food Systems                                                                                     235
    Other                                                                               (143)            (315)
                                                                           ----------------------------------
                                                                                   $  (7,515)       $  (8,455)
                                                                           ==================================

3. ACQUISITIONS

In fiscal 1994, the Company issued 698,675 common shares from treasury for three acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. Also during fiscal 1994, 47 other acquisitions were made for an aggregate purchase price of $62,009,000 in cash, notes and stock. Total assets related to these 47 acquisitions were $111,099,000 including excess of cost over equity of $55,165,000. An additional $4,900,000 was paid and capitalized in fiscal 1994 relating to prior years' acquisitions.

In June 1993, the Company acquired over 90% of the outstanding shares of Erskine House Group PLC (Erskine), a United States and European distributor of office products, and the remaining outstanding shares were acquired during the fourth quarter of fiscal 1993. The purchase price was approximately $103,000,000, plus the assumption of approximately $101,000,000 of debt and redeemable preferred stock. Total assets acquired were $278,975,000, which includes excess of cost over acquired equity of $180,408,000.

In July 1993, the Company acquired the paper distribution businesses of Butler Paper Company for a purchase price of $140,000,000. Total assets acquired were $277,843,000 and excess of acquired equity over cost of approximately $37,157,000 was allocated to fixed assets.

During fiscal 1993, 21 other acquisitions were made for an aggregate purchase price of $50,606,000 in cash and stock. Total assets acquired were $68,878,000 including excess of cost over equity of $30,645,000. An additional $30,236,000 was paid and capitalized in 1993 relating to prior years' acquisitions.

During fiscal 1992, the Company issued 1,416,311 common shares from treasury for two acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. In September 1992, the Company purchased the Paper Distribution Group of Abitibi-Price (Abitibi) for $309,246,000 in cash. Total assets acquired were $322,700,000 including excess of cost over acquired equity of $163,246,000.

The Company made eight other acquisitions in fiscal 1992 for $40,839,000 in cash, and costs relating to prior years' acquisitions of $4,768,000 were paid and capitalized. Total assets related to fiscal 1992 acquisitions, excluding Abitibi, were $79,595,000 including excess of cost over acquired equity of $17,948,000.

All acquisitions, unless otherwise noted, are included from their dates of acquisition.

Had the purchase acquisitions been made at the beginning of the year prior to their acquisition and the poolings been made on October 1, 1991, pro forma results from continuing operations would have been:

Fiscal Year Ended September 30 (in thousands except per share data)                    1994             1993            1992
                                                                           -------------------------------------------------
Revenues                                                                         $8,111,204       $7,735,647      $7,217,085
Income from continuing operations                                                    77,560           24,277         117,054
Earnings per share                                                                     1.20              .23            1.98
                                                                           -------------------------------------------------

The pro forma results assume that $201,250,000 of the purchase price of 1993 and 1992 acquisitions was funded by the proceeds from issuance of the Series AA convertible preferred stock, while $293,500,000 of the total purchase price of 1994 and 1993 acquisitions was funded by the proceeds from issuance of common stock in December 1993.

Pro forma earnings per share for fiscal 1993 are diluted by a $4,647,000 write-off of Advance Corporation Tax related to Erskine.

4. INVESTMENT IN UNCONSOLIDATED AFFILIATE

In October 1992, the Company purchased a 49.9% interest in IMM Office Systems GmbH, a European distributor of office products, for $122,500,000 in cash, which included excess of cost over equity of $107,478,000. In September 1994, the Company completed the sale of this investment for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its investment in IMMOS in the quarter ended June 30, 1994, recording a pretax loss of $115,300,000 ($95,100,000, net of tax) equating to a loss per share of $1.75 in the quarter ended June 30, 1994 and $1.77 for the fiscal year ended September 30, 1994. This loss represents the write-off of the Company's investment in IMMOS, plus certain transactional costs less the cash proceeds from the sale together with related tax benefits. In addition, the Company recorded losses totaling $1,900,000 which represent the Company's share of IMMOS operating losses for the first half of the fiscal year.

5. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consisted of:

September 30 (in thousands)                                                             1994             1993
                                                                               ------------------------------
Notes payable to banks at average interest rate:
    1994-5.5%; 1993-3.9%                                                            $ 91,419         $ 73,563
Commercial paper at interest rate of 3.2%                                                              90,000
Other notes payable at average interest rate:
    1994-7.1%; 1993-6.9%                                                                 580              686
                                                                               ------------------------------
                                                                                    $ 91,999         $164,249
                                                                               ==============================

Long-term debt consisted of:

September 30 (in thousands)                                                             1994             1993
                                                                               ------------------------------
Notes payable at average interest rate of 3.9%                                                       $300,000
Bond issue at interest rate of 8 7/8% due 2001                                      $150,000          150,000
Private placement debt at average interest rate:
    1994-8.2%; 1993-8.1%; due 1996-1998                                               70,000          100,000
Notes payable to insurance company at average interest rate:
    1994-9.7%; 1993-10.7%; due 1997-2005                                              60,000           35,000
Industrial revenue bonds at average interest rate:
    1994-8.4%; 1993-8.0%; due 1994-2001                                               10,537           11,787
Sundry notes, bonds and mortgages at average interest rate:
    1994-7.5%; 1993-7.3%; due 1994-2005                                               38,341            6,850
Present value of capital lease obligations (gross amount:
    1994-$40,928; 1993-$45,784)                                                       24,192           26,432
                                                                               ------------------------------
                                                                                     353,070          630,069
Less current maturities                                                               12,299           39,915
                                                                               ------------------------------
Long-term debt                                                                      $340,771         $590,154
                                                                               ==============================

Long-term debt matures in fiscal years: 1995-$12,299,000; 1996-$16,599,000;
1997-$26,119,000; 1998-$5,227,000; 1999-$54,481,000; 2000-2005-$238,345,000.

On June 8, 1993, the Company entered into a revolving credit agreement with four banks allowing the Company to borrow up to $100,000,000 or the Pounds Sterling equivalent. This credit agreement carries a facility fee of 3/16% per annum and expires in October 1995. Loans under this agreement may be made under a selection of rate formulas including prime, Eurodollar or Eurosterling rates.

The Company amended its April 21, 1993 credit agreement with four banks in April 1994, allowing the Company to borrow up to $200,000,000 or the Canadian dollar equivalent. A facility fee of 1/10% per annum is charged for the $100,000,000 portion of the commitment expiring in April 1995, and 3/20% per annum is charged for the $100,000,000 portion expiring in April 1996. Loans under the agreement may be made under a selection of rate formulas including prime, the Eurodollar rate in the United States or Canada, or the Canadian Bankers Acceptance rate.

On October 15, 1992, the Company entered into a credit agreement with six banks to borrow up to DM180,000,000, or the U.S. dollar equivalent ($116,000,000). A facility fee of 1/8% per annum is charged for this commitment, which expires on January 11, 1995 per an amendment executed in January 1994. Loans under this agreement may be made under a selection of prime, DM Eurocurrency or Eurodollar rate formulas.

On December 18, 1991, the Company entered into a credit agreement with 15 banks to borrow up to $200,000,000. The agreement, which was amended in December 1993, has two parts: half is subject to termination on December 18, 1996; the other half is available for 364 days subject to annual renewal for successive 364-day periods. Annual fees of 3/16% on the three-year portion and 1/8% on the 364-day portion are charged for these commitments. The agreement provides that loans may be made under either domestic or Eurodollar notes at rates computed under various formulas selected by the Company from among the domestic certificates of deposit rate, prime rate or Eurodollar rate.

At September 30, 1994, $91,419,000 was outstanding under the combined lines of credit and $524,581,000 was unused and available. In December 1994, the Company intends to replace three of the above lines of credit with one $500,000,000 multi-currency facility with more favorable terms and to reduce the commitment under the April 21, 1993 agreement to $100,000,000.

On May 13, 1994, the Company entered into an agreement to amend the terms of $35,000,000 of 10.7% notes payable to an insurance company and replaced $25,000,000 of 9.14% redeemable preferred stock of a subsidiary. The notes and redeemable preferred stock were assumed in connection with the acquisition of Erskine in fiscal 1993. Under the terms of the new agreement, the Company issued $35,000,000 of 10.51% senior notes which are due in equal annual installments beginning on April 24, 1997 through April 24, 2001 and $25,000,000 of 8.61% senior notes which are due in equal annual installments beginning on April 1, 2000 through April 1, 2005.

The Company is in compliance with all covenants, including financial, for all loan agreements. The industrial revenue bonds, capital lease obligations and mortgages are secured by property and equipment that had a net book value of $53,671,000 at September 30, 1994.

Interest paid approximated the amounts of interest expense in the Consolidated Statements of Income for fiscal years 1994, 1993 and 1992.

6. SHAREHOLDERS' EQUITY

In December 1993, the Company issued 5,750,000 shares of common stock in a public offering. The net proceeds from the offering of $293,500,000 were used for repayment of debt. Income and earnings per share from continuing operations for fiscal year 1993 would have been $13,288,000 and $.07, respectively, if the offering had occurred on October 1, 1992. Income from continuing operations for fiscal 1994 would have been $71,896,000 and earnings per share would have been unchanged if the offering had occurred on October 1, 1993.

On December 22, 1992, the Company sold 4,025,000 depositary shares, each representing 1/100th of a share of Series AA convertible preferred stock at $50.00 per depositary share totaling $201,250,000, and used the net proceeds to reduce debt. Dividends are cumulative at $2.375 per year per depositary share through January 2, 1996 and $3.25 per depositary share per year thereafter. The dividend is accrued on a straight-line basis ($2.875 per depositary share) and accretion for the difference between the accrued and cash dividend amounting to $3,577,000 at September 30, 1994 has been credited to Series AA convertible preferred stock. This series of preferred stock has one vote per share (equivalent to 1/100 vote per depositary share) and is convertible at a rate of 1.1201 shares of the Company's common stock per depositary share at any time. The Series AA convertible preferred stock, unless previously converted into common stock, is redeemable by issuance of common stock at the Company's option at the rate of 1.1201 shares of common stock per depositary share (with certain limitations) on or after January 9, 1996 through January 9, 2000. On or after January 9, 2000, this series of preferred stock is redeemable at the Company's option at $50.00 per depositary share. Upon liquidation, the Series AA convertible preferred stock has preference equivalent to $50.00 per depositary share plus an amount equal to accrued and unpaid dividends. At September 30, 1994, 4,508,403 shares of common stock were reserved for conversion of the Series AA convertible preferred stock.

Employee stock options are granted at the market price at dates of grant and expire in ten years. The proceeds of options exercised are credited to shareholders' equity. There are no charges or credits to income in connection with these options. A 1989 plan for the Company's directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

Changes in common shares under option were:

                                                                   Directors                             Employees
                                         -------------------------------------------------------------------------
                                               Shares     Option Price Range          Shares    Option Price Range
                                         -------------------------------------------------------------------------
September 30, 1991                             70,450      $19.55 to $26.34        2,162,325     $ 9.13 to $35.63
Granted                                        18,624                 28.69          432,250      31.50 to  38.25
Exercised                                      (2,391)      19.55 to  26.34         (294,908)      9.13 to  35.63
Cancelled                                                                            (44,070)      9.38 to  38.25
                                         ----------------------------------       -------------------------------
September 30, 1992                             86,683       19.55 to  28.69        2,255,597      16.13 to  38.25
Granted                                        24,669       30.19 to  40.25          567,817      35.25 to  40.25
Exercised                                     (17,224)      19.55 to  26.34         (387,916)     16.13 to  38.25
Cancelled                                                                           (211,717)     22.88 to  40.25
                                         ----------------------------------       -------------------------------
September 30, 1993                             94,128       19.55 to  40.25        2,223,781      16.13 to  40.25
Granted                                        17,416       42.28 to  56.38          462,335      49.00 to  62.00
Exercised                                     (21,315)      19.55 to  40.25         (432,741)     16.13 to  40.25
Cancelled                                        (760)                30.19          (10,551)     16.13 to  57.63
                                         ----------------------------------       -------------------------------
September 30, 1994                             89,469       19.55 to  56.38        2,242,824      18.19 to  62.00
                                         ==================================       ===============================

At September 30, 1994, options to purchase 1,171,573 shares were exercisable (1994: employees-1,099,520, directors-72,053; 1993: employees-1,070,710, directors-69,459) and 648,632 shares were available for grant (1994: employees-183,767, directors-464,865; 1993: employees-782,051, directors-481,521). At
September 30, 1994, 6,782,962 shares of common stock were reserved for sale to employee stock plans.

The Company has issued options pursuant to the Company's 1986 Stock Option Plan to purchase common stock in accordance with the Company's Long-Term Incentive Compensation Plan. The options become exercisable only to the extent that credits are issued pursuant to the plan and the award of credits is conditional upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In fiscal 1994, the Company issued options to purchase 150,575 shares of common stock relating to the three-year performance period ending September 30, 1996. Options to purchase 107,814 shares of common stock were issued in fiscal 1993, of which 4,575 were cancelled in fiscal 1994, leaving 103,239 options to cover the performance period ending September 30, 1995.

One preferred share purchase right (Right) exists for each outstanding share of common stock (the Shares). The Rights become exercisable ten days after the earlier of a public announcement by another entity that it has acquired beneficial ownership of 20% or more of the Shares or a public announcement of another entity's intention to commence a tender offer to acquire beneficial ownership of 30% or more of the Shares.

When the Rights become exercisable, each Right will entitle a holder to purchase 1/100th of a share of Series 12 preferred stock for an exercise price of $75. If the Company consolidates or merges with another entity, or sells assets that aggregate 50% of its consolidated assets or generates more than 50% of its consolidated operating income or cash flow, then each Right holder will have the right to purchase, for the exercise price, a number of shares of the other entity having a then-current market value equal to twice the exercise price.

If another entity owning 20% or more of the Shares (a) engages in certain transactions with the Company, or (b) causes the Company to forgo or reduce quarterly dividends or take an action that would result in a more than 2% increase in the other entity's proportionate share of the outstanding shares; or if another entity becomes the beneficial owner of 30% or more of the outstanding shares; then each Right holder (other than the other entity) will have the right to purchase, for the exercise price, a number of shares of the Company having a then-current market value equal to twice the exercise price.

The Rights are redeemable by the Company prior to becoming exercisable at $.05 per Right and expire on February 10, 1998.

7. TAXES ON INCOME - CONTINUING OPERATIONS

Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 permitted the Company to recognize the benefit of certain deferred tax assets that could not be recognized under the previous standard, SFAS No. 96, which the Company adopted in fiscal 1988. The cumulative effect of adopting SFAS No. 109 as of October 1, 1993 was to increase net income by $1,421,000 or $.03 per share. As permitted under SFAS No. 109, prior years' financial statements have not been restated.

Provision for income taxes:

                                                                  1994                     1993                     1992
                                                        ------------------------------------------------------------------------
Fiscal Year Ended September 30 (in thousands)              CURRENT    DEFERRED      Current    Deferred      Current    Deferred
                                                        ------------------------------------------------------------------------
Federal                                                    $46,349     $29,421      $57,200    $(48,149)     $45,872     $10,503
Foreign                                                     11,862      (7,855)       6,602        (948)       5,239
State                                                        5,505         921        3,706      (1,427)       6,254         435
                                                        ------------------------------------------------------------------------
Taxes on income                                            $63,716     $22,487      $67,508    $(50,524)     $57,365     $10,938
                                                        ========================================================================

Deferred taxes resulting from temporary differences between financial and tax accounting, which have not been restated for SFAS No. 109:

Fiscal Year Ended September 30 (in thousands)                                                                  1993         1992
                                                                                                   -----------------------------
Depreciation                                                                                               $  4,741      $(1,658)
Lease income recognition                                                                                     11,993       13,648
Nondeductible reserves                                                                                      (67,115)      (5,568)
Other                                                                                                          (143)       4,516
                                                                                                   -----------------------------
Deferred taxes                                                                                             $(50,524)     $10,938
                                                                                                   =============================

The components of deferred income tax assets and liabilities as of September 30, 1994, including finance subsidiaries, were as follows (in thousands):

Deferred tax assets:
    Nondeductible reserves                                                                                              $143,579
    Net operating loss carryforwards                                                                                      34,932
    Other - net                                                                                                           10,454
                                                                                                                  --------------
      Total deferred tax assets                                                                                          188,965
    Valuation allowance                                                                                                  (50,592)
                                                                                                                  --------------
      Total deferred tax assets                                                                                          138,373
                                                                                                                  --------------
Deferred tax liabilities:
    Depreciation                                                                                                          42,778
    Lease income recognition                                                                                              82,837
                                                                                                                  --------------
      Total deferred tax liabilities                                                                                     125,615
                                                                                                                  --------------
Net deferred tax assets                                                                                                 $ 12,758
                                                                                                                  ==============

The net operating loss deferred tax asset consists primarily of foreign carryforwards of $59,371,000 principally expiring in years 1996 through 2000. The valuation allowance increased by $11,124,000 during fiscal 1994 primarily due to the effects of the IMMOS sale.

Components of the effective income tax rate:

Fiscal Year Ended September 30                                                        1994             1993             1992
                                                                             -----------------------------------------------
Federal                                                                               35.0%            34.8%            34.0%
State                                                                                  2.3              6.1              2.6
Goodwill                                                                               3.5             16.1              2.0
Foreign                                                                                1.0              8.2              1.2
Effect of sale of IMMOS                                                               12.9
Other                                                                                   .3              3.8              (.2)
                                                                             -----------------------------------------------
Effective income tax rate                                                             55.0%           69.0%             39.6%
                                                                             ===============================================

The effective tax rate for the fiscal year ended September 30, 1994, excluding the effects of the loss on the sale of the investment in IMMOS, is 39.1%. The effective tax rate for the fiscal year ended September 30, 1993, excluding the effects of the restructuring costs, is 39.6%.

Net income tax payments for all operations amounted to $62,270,000 in 1994, $77,487,000 in 1993 and $57,861,000 in 1992.

Undistributed earnings of the Company's foreign subsidiaries were approximately $28,040,000 at September 30, 1994. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

8. PENSION AND STOCK PURCHASE PLANS

The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($6,880,000 in 1994, $5,134,000 in 1993 and $2,642,000 in 1992), charged to continuing operations amounted to $18,283,000 for 1994, $12,684,000 for 1993 and $7,116,000 for 1992.

The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30 (in thousands)                                    1994                1993                1992
                                                                       ------------------------------------------------------
Service cost                                                                 $ 16,991            $ 11,123            $  8,131
Interest cost on projected benefit obligation                                  18,507              13,416              11,644
Actual return on plan assets                                                  (11,020)            (34,238)            (22,732)
Net amortization and deferral                                                 (13,075)             17,249               6,520
                                                                       ------------------------------------------------------
Net pension cost                                                             $ 11,403            $  7,550            $  3,563
                                                                       ======================================================

Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                                                                 1994                1993              1992
                                                                      -----------------------------------------------------
Weighted average discount rates                                                  7.75%               7.25%             7.75%
Rates of increase in compensation levels                                         6.25%               5.75%             6.25%
Expected long-term rate of return on assets                                     10.00%              10.00%            10.00%

The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans are:

September 30 (in thousands)                                                                         1994              1993
                                                                                          --------------------------------
Actuarial present value of benefit obligations
    Vested                                                                                      $237,874          $216,926
                                                                                          ================================
    Accumulated                                                                                 $241,069          $224,431
                                                                                          ================================
    Projected                                                                                   $277,500          $258,136
Plan assets at fair value                                                                        256,610           254,083
                                                                                          --------------------------------
Plan assets less than projected benefits                                                         (20,890)           (4,053)
Items not yet recognized
    Net gain                                                                                      (3,873)           (7,445)
    Prior service cost                                                                            11,657             7,737
    Net asset existing at transition date                                                        (16,397)          (18,260)
Adjustment required to recognize minimum liability                                                (8,385)           (4,902)
                                                                                          --------------------------------
Net pension liability                                                                           $(37,888)         $(26,923)
                                                                                          ================================

Substantially all of the plan assets at September 30, 1994 are invested in listed stocks, bonds and government securities including common stock of the Company of $49,700,000.

During fiscal 1994, the Company increased its net pension liability by $5,949,000 due to early retirement benefits granted to 338 employees in connection with the Unisource restructuring program (note 16).

The majority of the Company's employees are also eligible to participate in the Company's Stock Participation Plan. They may invest 2% to 6% of regular compensation before taxes. The Company contributes an amount equal to two-thirds of the employees' investments and all amounts are invested in the Company's common shares. Employees fully vest in the Company's contributions upon the completion of five years of service. There is a similar plan for eligible management employees. The cost of these plans charged to continuing operations amounted to $23,484,000 in 1994, $16,174,000 in 1993 and
$12,797,000 in 1992.

9. SEGMENT REPORTING

A description of each of the Company's industry segments appears elsewhere in this report. Dollar amounts for revenues, income before taxes, assets, capital expenditures, and depreciation and amortization for each segment for 1994, 1993 and 1992 are reported on page 42.

Revenues, income before taxes and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 are as follows:


(in millions)                                                                      1994              1993              1992
                                                                     ------------------------------------------------------
REVENUES
Domestic                                                                       $7,153.8          $5,649.8          $4,758.3
Foreign                                                                           843.1             799.9             168.8
                                                                     ------------------------------------------------------
Operating                                                                       7,996.9           6,449.7           4,927.1
Eliminations and nonallocated                                                       (.9)             (5.1)             (2.0)
                                                                     ------------------------------------------------------
Total                                                                          $7,996.0          $6,444.6          $4,925.1
                                                                     ======================================================
INCOME BEFORE TAXES
Domestic                                                                       $  332.6          $   73.5          $  211.9
Foreign                                                                            29.1              27.3              13.8
                                                                     ------------------------------------------------------
Operating                                                                         361.7             100.8             225.7
Unconsolidated affiliate                                                         (117.2)             (2.5)
Investment gain, net                                                                                                    6.7
Nonallocated                                                                      (87.7)*           (73.7)*           (59.9)*
                                                                     ------------------------------------------------------
Total                                                                          $  156.8          $   24.6          $  172.5
                                                                     ======================================================
ASSETS
Domestic                                                                       $2,787.7          $2,547.5          $1,838.3
Foreign                                                                           572.5             536.4             413.7
                                                                     ------------------------------------------------------
Operating                                                                       3,360.2           3,083.9           2,252.0
Unconsolidated affiliate                                                                            118.1
Nonallocated                                                                      142.1             146.9              69.2
                                                                     ------------------------------------------------------
Total                                                                          $3,502.3          $3,348.9          $2,321.2
                                                                     ======================================================

* Includes interest costs and net corporate expenses.

Included in income before taxes for fiscal 1993 are restructuring costs of $171,500,000 for domestic operations and $3,500,000 for foreign operations.

10. LEASES - CONTINUING OPERATIONS

Equipment acquired under capital leases is included in property and equipment in the amount of $37,160,000 in 1994 and $34,583,000 in 1993 and the related amounts of accumulated amortization are $15,888,000 in 1994 and $15,735,000 in 1993. Related obligations are in long-term debt and related amortization is included in depreciation.

At September 30, 1994, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were:
1995-$76,023,000; 1996-$63,552,000; 1997-$52,906,000; 1998-$43,444,000;
1999-$51,477,000; thereafter-$84,289,000.

Total rental expense was $89,998,000 in 1994, $68,293,000 in 1993 and
$56,894,000 in 1992.

11. INVESTMENT GAIN

In fiscal 1992, the Company sold debentures received in the 1989 sale of its equity interest in a former subsidiary, which resulted in a pretax gain of approximately $8,100,000 and also recorded nonrecurring expenses of approximately $1,400,000.

12. CONTINGENCIES

There were contingent liabilities for taxes, guarantees, lawsuits, and environmental and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

The Company is presently in arbitration with a former subsidiary, which has asserted that the Company is liable to it for certain liabilities arising under the "Coal Industry Health Benefit Act of 1992". Based on consultation with its counsel, the Company does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in the financial statements. In the event that the arbitrators decide in favor of the claimant, the Company estimates that it would be obligated to pay approximately $36,000,000 over a twenty-year period, which would result in an after-tax charge of approximately $23,000,000 to discontinued operations.

13. FINANCE SUBSIDIARIES

The Company's wholly-owned finance subsidiaries are engaged in purchasing office equipment from Company dealers and leasing the equipment to customers under direct financing leases.

Summarized financial information of the finance subsidiaries is as follows:

September 30 (in thousands)                                                                        1994               1993
                                                                                         ---------------------------------
Future minimum lease payments receivable                                                      $ 645,083           $555,020
Less: Unearned income                                                                          (109,416)           (82,102)
                                                                                         ---------------------------------
Lease receivables                                                                               535,667            472,918
Accounts receivable and other assets                                                             26,736             11,151
                                                                                         ---------------------------------
Finance subsidiaries assets                                                                   $ 562,403           $484,069
                                                                                         =================================
Debt at average interest rate:
1994-5.8%; 1993-6% due 1995-1997                                                              $ 464,882           $413,092
Other liabilities                                                                                33,828             24,326
                                                                                         ---------------------------------
Finance subsidiaries liabilities                                                              $ 498,710           $437,418
                                                                                         =================================

The finance subsidiaries results of operations included in the Company's consolidated net income were net income of $13,347,000 in 1994, $8,180,000 in 1993, and $6,055,000 in 1992.

At September 30, 1994, future minimum payments to be received under direct financing leases were: 1995-$255,987,000; 1996-$197,789,000; 1997-$120,699,000;
1998-$52,281,000; 1999-$18,090,000; thereafter-$237,000.

Effective July 1, 1994, Alco Capital Resource, Inc. (Alco Capital), a wholly-owned finance subsidiary of the Company, may offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding $500,000,000 or the equivalent thereof in foreign currency. These notes will be offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1994, $105,000,000 of medium term notes are outstanding with a weighted average interest rate of 6.9%.

Alco Capital has followed a policy of matching the maturities of borrowed funds to the average life of its direct financing leases in order to minimize the impact of interest rate changes on its operations. Alco Capital has therefore entered into interest rate swap agreements to eliminate the impact of interest rate changes on its variable rate notes payable. The interest rate swap agreements effectively convert the variable rate notes into fixed rate obligations. At September 30, 1994, there were two variable rate notes outstanding and two related interest rate swap agreements on a principal/notional amount of $57,000,000. The weighted average interest rate on these variable rate notes and related interest rate swap agreements was 5.48% and 5.04%, respectively, at September 30, 1994. During fiscal 1994, there were four variable rate notes outstanding and four related interest rate swap agreements on a weighted average principal/notional amount of $88,000,000. The weighted average interest rate on these variable rate notes and related interest rate swap agreements was 4.14% and 5.93%, respectively, during fiscal 1994. The interest rate swap agreements mature at the time the related notes mature. Alco Capital is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, Alco Capital does not anticipate nonperformance by the counterparties.

In September 1994, Alco Capital entered into an agreement to sell, under an asset securitization program, an undivided ownership interest in $125,000,000 of eligible direct financing lease receivables. The agreement, which expires in September 1995, contains limited recourse provisions which require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to $125,000,000. As of September 30, 1994, $125,000,000 of leases have been sold pursuant to the agreement.

14. SALE OF ACCOUNTS RECEIVABLE

In September 1992, the Company entered into an agreement to sell, with limited recourse, up to CN$70,000,000 of certain eligible Canadian accounts receivable. In December 1993, this agreement was amended to extend the termination date from December 20, 1993 to December 1, 1995. In September 1994, this agreement was further amended to increase the maximum amount of receivables sold to CN$85,000,000. The agreement provides limited recourse to the Company in the event that any of the previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables will be sold up to CN$85,000,000. The amount of receivables outstanding under the agreement was CN$81,000,000 (US$60,000,000) and CN$60,000,000 (US$45,000,000) at September 30,
1994 and 1993, respectively.

15. FINANCIAL INSTRUMENTS

The Company uses financial instruments in the normal course of its business. These financial instruments include debt, commitments to extend credit and interest rate swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of a large customer base and its geographic dispersion. Short-term cash investments are placed with high credit quality financial institutions and in short duration corporate and government debt securities funds. By policy, the Company limits the amount of credit exposure in any one type of investment instrument.

INTEREST RATE SWAP AGREEMENTS

Please refer to note 13 for information on these instruments.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

CASH, NOTES PAYABLE AND LONG-TERM RECEIVABLES

The carrying amount reported in the balance sheet approximates fair value.

LONG-TERM DEBT

The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 5.

OFF-BALANCE SHEET INSTRUMENTS

Fair values for the Company's off-balance sheet instruments (interest rate swaps) are based on the termination of the agreements.

The carrying amounts and fair values of the Company's financial instruments at September 30, 1994 are as follows:

(in thousands)                                            Carrying Amount            Fair Value
                                                    -------------------------------------------
Long-term debt:
  Bond issue                                                     $150,000              $156,833
  Private placement debt                                           70,000                71,837
  Notes payable to insurance company                               60,000                62,614
  Industrial revenue bonds                                         10,537                11,442
  Sundry notes, bonds and mortgages                                38,341                36,786
Finance subsidiaries debt                                         464,882               455,674
Interest rate swaps                                                                       1,426

16. RESTRUCTURING COSTS

On September 29, 1993, the Company adopted a plan to restructure its paper distribution business including the following: installation of a customer-focused information system, redesigning of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. In connection with certain elements of the restructuring plan, the Company recorded a charge to earnings of $175,000,000 ($112,875,000 net of taxes or $2.38 per share) in the fourth quarter of fiscal 1993. The charge provided for facility consolidation ($60,700,000), severance costs ($48,000,000) and related organizational and system redesign ($22,000,000).

At September 30, 1994, the remaining restructuring reserve is $106,971,000, which management believes is adequate to complete the restructuring plan by the end of fiscal 1996. As of September 30, 1994, 68 facility consolidations had been substantially completed. The estimated cost to complete the facility consolidations is $44,400,000 of which a significant portion relates to costs to dispose and maintain facilities which have been or will be vacated. Severance costs have been incurred during 1994 in accordance with the plan and $23,800,000 is the estimated balance for severance costs. The related organizational and system redesign is estimated to have a remaining cost of $16,200,000. The Company estimates cash expenditures for the restructuring plan will be $53,000,000 in fiscal 1995 and $43,000,000 in fiscal 1996.

17. COMMITMENTS

Effective January 1, 1994, the Company entered into an outsourcing agreement which will provide the information technology system to be implemented as part of the Unisource restructuring plan (note 16). This agreement calls for the payment of $300,000,000 over a ten-year period. This contract has been expanded to provide automated warehouse and truck routing systems at an estimated cost of approximately $30,000,000 over the contract period.

F I N A N C I A L  R E V I E W

Alco Standard Corporation and Subsidiaries

The discussion of the results of operations for the three years ended September 30, 1994 reviews the continuing operations of the Company as contained in the Consolidated Statements of Income.

RESULTS OF OPERATIONS - 1994

Revenues and income before taxes by segment for fiscal years ended September 30, 1994 and September 30, 1993 and the percentage change for 1994 versus 1993 were:

                                                                           Revenues                      Income Before Taxes
                                               ------------------------------------       ----------------------------------
(in millions)                                       1994         1993       %CHANGE             1994        1993     %CHANGE
                                               ------------------------------------       ----------------------------------
Alco Office Products                              $2,240       $1,586          41.2%        $  199.4    $  138.8        43.7%
Unisource
 United States                                     5,108        4,174          22.4            148.8       118.7        25.4
 Canada                                              649          690          (5.9)            13.5        18.3       (26.2)
 Restructuring costs                                                                                      (175.0)
                                               ------------------------------------       ----------------------------------
Total Unisource                                    5,757        4,864          18.4            162.3       (38.0)
                                               ------------------------------------       ----------------------------------
Operating                                          7,997        6,450          24.0            361.7       100.8
Unconsolidated affiliate                                                                      (117.2)       (2.5)
Eliminations and nonallocated                         (1)          (5)                         (87.7)      (73.7)*
                                               ------------------------------------       ----------------------------------
                                                  $7,996       $6,445          24.1         $  156.8    $   24.6
                                               ====================================       ==================================

*  Includes interest costs and net corporate expenses.

FISCAL 1994 COMPARED TO FISCAL 1993

The Company's revenues for fiscal 1994 were $8 billion, an increase of $1.5 billion over fiscal 1993 revenues of $6.5 billion. Income before taxes from operations increased to $361.7 million from $100.8 million in fiscal 1993, which included a restructuring charge of $175 million related to the Unisource operations. Earnings per share from continuing operations for fiscal 1994 were $1.10 compared to $(.04) for fiscal 1993 which included a loss of $2.38 per share resulting from the Unisource restructuring charge. Earnings per share excluding the loss on the sale of the investment in IMM Office Systems (IMMOS) in fiscal 1994 and the effect of the restructuring charge in fiscal 1993 were $2.87 and $2.34, respectively.

Alco Office Products (AOP) generated $654 million in increased revenues of which $288 million relates to fiscal 1993 acquisitions and $134 million to fiscal 1994 acquisitions. The remaining $232 million increase reflects continued internal growth in all revenue areas of AOP's base companies, particularly in its equipment, service and facilities management businesses. The $934 million increase in revenues from Unisource's U.S. operations includes $764 million from acquisitions (primarily Butler Paper) and $170 million of internal growth from its base companies. The $41 million revenue decrease in the Unisource Canadian paper businesses is primarily attributable to a 5.9% decrease in the average foreign exchange rate.

AOP's operating income increase of $60.6 million includes $16.4 million from prior year acquisitions and $10.2 million from current year acquisitions. The remaining $34 million increase reflects continued internal growth from its base companies which is primarily the result of higher operating contributions from the service, supply and facilities management areas of AOP's businesses, along with increased operating income related to its leasing activities through Alco Capital Resource, Inc. (Alco Capital). Operating income from Unisource's U.S. paper operations increased $30.1 million. This increase represents a contribution of $17.6 million from prior year acquisitions and $12.5 million from its base companies. The internal growth is attributable to improved gross margins and expense reductions realized in the last half of the fiscal year offset primarily by lower comparable margins experienced in the first half of the year. The Canadian paper distribution business decrease in operating income of $4.8 million is the result of the carryover of certain incremental merger costs related to the Canadian merger plan implemented in fiscal 1993, gross margin erosion in the first half of the fiscal year, and the effects of the declining foreign exchange rates.

Geographically, revenues from the Company's paper and office products operations outside the U.S. were $843 million for fiscal 1994 compared to $800 million for the prior fiscal year. The increase reflects $77 million from the European operations of Erskine acquired in fiscal 1993 along with $7 million from AOP internal growth offset by a decrease of $41 million from the Canadian paper distribution business. Operating income from foreign operations was $29.1 million for fiscal 1994, an increase of $1.8 million from the prior year, the result of increased AOP foreign operations, offset by the decrease in operating income of the Canadian paper distribution business.

The 49.9% investment in IMMOS in October 1992, marked the entry of the Company into the European market, and it was to serve as a base for further expansion in Europe. The venture agreement provided the Company with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, had prevented IMMOS from progressing toward those goals. As a result, in September 1994, the Company sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pretax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $1.75 for the quarter ($1.77 for fiscal 1994). This charge represents the write-off of the Company's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits. For the fiscal year ended September 30, 1994, the Company recorded a total pretax loss of $117.2 million from its investment in an unconsolidated affiliate. This includes the pretax loss of $115.3 million relating to the sale previously discussed and a $1.9 million operating loss on its investment through March 31, 1994.

Interest expense increased by $3.6 million from fiscal 1993, a result of higher interest rates along with higher borrowing levels during the year to fund acquisitions and working capital requirements. Income before taxes from continuing operations increased by $132.2 million, which reflects the net effect of the $115.3 million loss on the sale of IMMOS in fiscal 1994 and the $175 million charge for restructuring costs in fiscal 1993. Income before taxes from continuing operations also includes improved operating results from base companies and earnings contributed by current and prior year acquisitions net of increased interest costs and other corporate items. The effective income tax rate for fiscal 1994 is 55% compared to 69% in fiscal 1993. The effective income tax rate for fiscal 1994, excluding the effect of the sale of IMMOS, is 39.1% compared with 39.6% in fiscal 1993, excluding the effect of the restructuring costs. Fiscal 1994 weighted average shares were
6.3 million shares greater than the 47.4 million shares for fiscal 1993, primarily the result of a public offering of common stock in December 1993.

Most facets of the Unisource restructuring plan announced in September 1993 are proceeding as planned. As of September 30, 1994, Unisource had substantially completed 68 facility consolidations and reduced its employee base by approximately 725. This excludes the data processing personnel that transferred to Integrated Systems Solutions Corporation (ISSC), a subsidiary of IBM, as part of the information technology system outsourcing agreement with ISSC. However, due to a change in software, initial implementation of the information technology system was postponed by six months. This is not anticipated to delay the completion of the restructuring plan by the end of fiscal 1996.

At September 30, 1994, the remaining restructuring reserve is $107 million, which management believes is adequate to complete the restructuring plan by the end of fiscal 1996 and also obtain the goal of increasing Unisource's operating return on sales to a run rate of 4% by the end of fiscal 1996. The estimated cost to complete the facility consolidations is $44.4 million of which a significant portion relates to costs to dispose and maintain facilities which have been or will be vacated. Severance costs have been incurred during 1994 in accordance with the plan and $23.8 million is the estimated balance for severance costs. The related organizational and system redesign is estimated to have a remaining cost of $16.2 million.

The Company is presently in arbitration with a former subsidiary, which has asserted that the Company is liable to it for certain liabilities arising under the Coal Industry Health Benefit Act of 1992. Based on consultation with its counsel, the Company does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in the financial statements. In the event that the arbitrators decide in favor of the claimant, the Company estimates that it would be obligated to pay approximately $36 million over a twenty-year period, which would result in an after-tax charge of approximately $23 million to discontinued operations.

During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; the individual and combined effect on earnings of these accounting changes was immaterial.

RESULTS OF OPERATIONS - 1993

Revenues and income before taxes by segment for fiscal years ended September 30, 1993 and September 30, 1992 and the percentage change for 1993 versus 1992 were:

                                                                        Revenues                            Income Before Taxes
                                          --------------------------------------          -------------------------------------
(in millions)                                   1993          1992       %Change                1993        1992        %Change
                                          --------------------------------------          -------------------------------------
Alco Office Products                          $1,586        $1,259          26.0%            $ 138.8      $105.2           31.9%
Unisource
    United States                              4,174         3,585          16.4               118.7       118.2             .4
    Canada                                       690            83                              18.3         2.3
    Restructuring costs                                                                       (175.0)
                                          --------------------------------------          -------------------------------------
Total Unisource                                4,864         3,668          32.6               (38.0)      120.5
                                          --------------------------------------          -------------------------------------
Operating                                      6,450         4,927          30.9               100.8       225.7          (55.3)
Unconsolidated affiliate                                                                        (2.5)
Investment gain, net                                                                                         6.7
Eliminations and nonallocated                     (5)           (2)                            (73.7)*     (59.9)*
                                          --------------------------------------          -------------------------------------
                                              $6,445        $4,925          30.9             $  24.6      $172.5          (85.7)
                                          ======================================          =====================================

*  Includes interest costs and net corporate expenses.

FISCAL 1993 COMPARED WITH FISCAL 1992

The Company increased revenues $1.6 billion to $6.5 billion in fiscal 1993 from $4.9 billion in fiscal 1992. Income before taxes from operations, which includes a restructuring charge of $175 million relating to Unisource operations, decreased from $226 million in fiscal 1992 to $101 million in fiscal 1993. Earnings per share from continuing operations decreased from $2.22 to $(.04), including the Unisource restructuring charge of $2.38. Earnings per share from continuing operations excluding the effect of the restructuring charge were $2.34.

AOP generated $327 million in increased revenues of which $17 million relates to fiscal 1992 acquisitions and $100 million to current year acquisitions. The remaining $210 million increase reflects continued growth in all revenue areas of AOP's base companies, including its equipment, service and facilities management businesses. The $589 million increase in revenues from Unisource's U.S. operations represents $161 million from its base companies and $428 million from current and prior year acquisitions. The $607 million revenue increase in the Unisource Canadian paper businesses is primarily attributable to the prior year acquisitions and includes a decrease of $32 million relating to changes in foreign currency rates.

The Company's total foreign operations including the foreign operations of AOP and Unisource Canada generated $800 million in revenues for the fiscal year 1993 compared with $169 million for the same period of the prior fiscal year. The increase is primarily the result of the Canadian paper distribution acquisitions made in September 1992 and reflects a $48 million negative impact because of foreign currency rate changes.

AOP's operating income increase of $33.6 million includes $1.7 million from fiscal 1992 acquisitions and $2.7 million from current year acquisitions. The remaining $29.2 million increase from its base companies is primarily the result of higher operating contributions from the service and supply areas of AOP's businesses. Unisource's U.S. paper operations include an increase in operating income of $.5 million, reflecting $10.2 million contributed by current and prior year acquisitions, offset by a decrease in earnings of $9.7 million from base paper distribution companies caused by competitive business conditions in the paper industry. Unisource's Canadian paper operations include a $16 million increase in operating income primarily relating to fiscal 1992 acquisitions. The overall decrease in operating income for Unisource is primarily attributed to the $175 million of restructuring costs, $171.5 million relating to U.S. operations and $3.5 million relating to Canadian operations.

In September 1993, the Company adopted the Unisource restructuring plan as a proactive response to changes in the business environment in which Unisource operates. In recent periods, mills have experienced overcapacity, resulting in depressed pricing and pressure on distributor's margins. The usage and demand for paper has shifted significantly because of consolidation in the commercial printing industry, enhancements in imaging technology and the related growth in reprographics segment.

The restructuring plan encompasses the following: adoption of the "Unisource" identity, installation of a customer-focused information system, re-engineering of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. In connection with certain elements of the restructuring plan, the Company recorded a charge to earnings of $175 million ($112.9 million net of taxes or $2.38 per share) in the fourth quarter of fiscal 1993. The major components of the restructuring costs are location consolidation ($60.7 million), severance costs ($48 million) and related information system redesign ($22 million). Included in the charge are noncash asset writedowns relating to inventory and equipment that approximate $22.5 million and are directly attributable to the Unisource restructuring. The restructuring charge will be funded from Unisource's cash flow. The Company's objective in adopting the restructuring plan is to increase Unisource's operating return on sales from 2.6% in the fourth quarter of fiscal 1993 to 4% by the end of fiscal 1996.

Income from foreign operations was $27.3 million for the year ended September 30, 1993. This represents an increase of $13.5 million over the prior year results of $13.8 million and is primarily attributable to the Canadian paper distribution acquisitions in September 1992. Fluctuations in the foreign currency rates reduced the increase by $1.9 million. The Company recorded a $2.5 million loss from an unconsolidated affiliate, IMM Office Systems GmbH, due to recessionary conditions and costs associated with an increase in sales force.

Interest expense increased $8.5 million from the comparable period in fiscal 1992, a result of higher borrowing levels to fund acquisitions. Income before taxes from continuing operations decreased by $147.9 million, which reflects the $175 million restructuring charge in fiscal 1993. Income before taxes from continuing operations also includes the combined result of improved operations from base companies along with earnings contributed by key acquisitions made in the prior year, which were achieved despite the increase in interest cost and the $6.7 million net investment gain from the prior year. The effective income tax rate for the current period is 69%. The effective tax rate, excluding the restructuring costs, is 39.6%, the same as the effective rate for the year ended September 30, 1992.

FINANCIAL CONDITION AND LIQUIDITY

Debt, excluding finance subsidiaries, was $445 million at September 30, 1994, a decrease of $349 million from the Company's debt balance at September 30, 1993 of $794 million. The Company had a total of $616 million in bank credit commitments as of September 30, 1994, of which $525 million were unused and available. In December 1994, the Company intends to replace three of these credit agreements with one $500 million multi-currency facility with more favorable terms and to reduce the commitment under the remaining credit agreement to $100 million, resulting in total bank credit commitments of $600 million. Debt as a percentage of capitalization was 24.6% and the current ratio was 1.6 to 1 at September 30, 1994. At the end of fiscal 1994, the Company's commitments for capital expenditures were approximately $22 million, all of which is expected to be expended during fiscal 1995.

In December 1993, the Company issued 5,750,000 shares of common stock in a public offering, and the net proceeds of approximately $294 million were used to reduce outstanding debt. The Company entered into an agreement in May 1994 retiring $25 million of redeemable preferred stock of a subsidiary and issued senior notes in an equivalent amount.

The Company estimates that total cash expenditures in connection with the Unisource restructuring plan will amount to $148 million, of which approximately $52 million has been spent to date, with $53 million anticipated to be paid in fiscal 1995 and $43 million in fiscal 1996. Effective January 1, 1994, Unisource entered into a ten-year agreement with ISSC for $300 million, to provide the information technology system to be implemented as part of the restructuring plan. Such contract has been expanded to provide automated warehouse and truck routing systems at an estimated cost of approximately $30 million over the same contract period. The forgoing commitments are anticipated to be funded from Unisource's operating cash flow.

Finance subsidiaries debt grew by $52 million from September 30, 1993, a result of increased leasing activity. Effective July 1, 1994, Alco Capital entered into a Medium Term Note Program, whereby Alco Capital may offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding $500 million or the equivalent thereof in foreign currency. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1994, Alco Capital had issued $105 million of medium term notes bearing a weighted average interest rate of 6.9%.

In addition, Alco Capital entered into an agreement in September 1994 to sell under an asset securitization program, an undivided ownership interest in $125 million of eligible direct financing lease receivables. The agreement, which expires in September 1995, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new lease receivables can be sold up to $125 million. As of September 30, 1994, $125 million of lease receivables have been sold pursuant to the agreement.

The Company believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements including capital expenditure, acquisition and restructuring programs.

CORPORATE FINANCIAL SUMMARY

Alco Standard Corporation and Subsidiaries

                                                            (in millions except per share data, shareholders of record, employees)
                                                                 SEVEN-YEAR
                                                            COMPOUND GROWTH                      1994                   1993
                                                            ----------------------------------------------------------------
CONTINUING OPERATIONS
Revenues                                                               14.1%                 $7,996.0               $6,444.6
Gross profit                                                           18.2                   2,083.3                1,621.1
    % of revenues                                                                                26.1                   25.2
Selling and administrative                                             18.1                   1,765.5                1,378.8
    % of gross profit                                                                            84.7                   85.1
Operating income                                                       21.0                     361.7                  100.8
    % of revenues                                                                                 4.5                    1.6
Income before taxes                                                    18.1/(a)/                156.8                   24.6
    % of revenues                                                                                 2.0                     .4
Effective income tax rate (%)                                                                    55.0                   69.0
Income                                                                 18.8/(a)/                 70.6                    7.6
    % of revenues                                                                                  .9                     .1
Earnings (loss) per share
    Primary                                                                                      1.10                   (.04)
    Fully diluted                                                                                    /(d)/                  /(d)/
Capital expenditures                                                   17.0                     108.0                   78.8
Depreciation and amortization                                          15.0                      96.8                   76.1
                                                            ----------------------------------------------------------------
DISCONTINUED OPERATIONS
Income (loss)                                                                                                       $   (7.5)
Earnings (loss) per share
    Primary                                                                                                             (.16)
    Fully diluted                                                                                                           /(d)/
                                                            ----------------------------------------------------------------
TOTAL OPERATIONS
Net income                                                             10.9%/(a)/            $   70.6               $     .1
Earnings (loss) per share
    Primary                                                                                      1.10                   (.20)
    Fully diluted                                                                                    /(d)/                  /(d)/
                                                            ----------------------------------------------------------------
SHARE ACTIVITY
Dividends per share                                                     6.6%                 $   1.00               $    .96
Per share book value                                                    8.1                     21.44                  17.52
Return on shareholders' equity                                                                   14.8/(a)/              11.5/(a)/
Average common and common equivalent shares                                                      53.7                   47.4
Shareholders of record                                                                         14,348                 13,999
                                                            ----------------------------------------------------------------
SUPPLEMENTARY INFORMATION
Days sales outstanding                                                                           37.8                   38.9
Inventory turns (FIFO basis)                                                                      6.3                    6.3
Current ratio                                                                                     1.6                    1.5
Pretax return on capital employed                                                                17.1/(a)/              14.7/(a)/
Pretax return on capital employed with
    finance subsidiaries on equity method                                                        18.4/(a)/              15.7/(a)/
Working capital                                                         5.1%                 $  653.5               $  556.6
Total assets                                                           14.1                   3,502.3                3,348.9
Total debt                                                             21.8                     910.0                1,207.4
    % of capitalization                                                                          40.0                   53.6
Total debt excluding finance subsidiaries                              11.7                     445.1                  794.3
    % of capitalization                                                                          24.6                   43.2
Serial preferred stock                                                                                                    .3
Employees                                                                                      30,600                 28,500

(a) Excludes the effect of the sale of IMMOS (note 4) in fiscal 1994 and restructuring costs (note 16) in fiscal 1993.

(b) Includes the sale of an automobile leasing subsidiary which resulted in a pretax gain of $17,637,000.

(c) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.

(d)  Dilution is immaterial after 1987, therefore no disclosure.

(e) Excludes gain on sale of Alco Health Services Corporation of pretax - $96,800,000; net income - $61,900,000.

Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994 - loss on sale of investment in IMMOS (note 4), pretax income ($115,265,000), net income ($95,086,000), earnings per share ($1.77);
fiscal 1993 - restructuring costs (note 16), operating income ($175,000,000), net income ($112,875,000), earnings per share ($2.38).

                       1992               1991                1990                1989               1988               1987
- ----------------------------------------------------------------------------------------------------------------------------
                   $4,925.1           $4,516.0            $4,293.4            $3,783.6           $3,379.4           $3,173.7
                    1,267.1            1,110.0             1,022.4               841.9              690.3              646.8
                       25.7               24.6                23.8                22.3               20.4               20.4
                    1,069.6              946.8               864.4               711.1              584.7              552.1
                       84.4               85.3                84.5                84.5               84.7               85.4
                      225.7              195.3               190.0               153.0              128.4               95.2
                        4.6                4.3                 4.4                 4.0                3.8                3.0
                      172.5              125.8               111.5/(c)/           97.8               90.2               84.7/(b)/
                        3.5                2.8                 2.6                 2.6                2.7                2.7
                       39.6               39.1                42.3                17.1               18.2               38.3
                      104.2               76.7                64.3/(c)/           81.1               72.5               49.7/(b)/
                        2.1                1.7                 1.5                 2.1                2.1                1.6

                       2.22               1.70                1.44/(c)/           1.80               1.49               1.10/(b)/
                           /(d)/              /(d)/               /(d)/               /(d)/              /(d)/          1.05/(b)/
                       54.8               47.4                57.9                57.1               38.3               35.9
                       59.3               58.2                49.5                43.8               37.3               36.4
- ----------------------------------------------------------------------------------------------------------------------------

                   $   (8.4)          $   40.9            $   29.2            $   85.5           $   37.0           $   30.5

                       (.18)               .91                 .66                1.89                .76                .68
                           /(d)/              /(d)/               /(d)/               /(d)/              /(d)/           .62
- ----------------------------------------------------------------------------------------------------------------------------

                   $   95.8           $  117.6            $   93.5/(c)/       $  166.6           $  109.5           $   80.2/(b)/

                       2.04               2.61                2.10/(c)/           3.69               2.25               1.78/(b)/
                           /(d)/              /(d)/               /(d)/               /(d)/              /(d)/          1.67/(b)/
- ----------------------------------------------------------------------------------------------------------------------------

                   $    .92           $    .88            $    .84            $    .76           $    .68           $    .64
                      18.72              18.40               16.93               14.96              14.08              12.43
                       11.4               15.0                13.5                16.9/(e)/          16.9               15.8
                       46.9               45.1                44.6                45.2               48.7               45.2
                     13,726             14,096              14,152              13,410             14,103             12,875
- ----------------------------------------------------------------------------------------------------------------------------

                       37.8               38.6                39.7                39.3               38.5               38.9
                        5.9                5.7                 5.7                 5.7                5.6                5.3
                        1.7                1.9                 1.7                 1.6                1.9                2.1
                       15.3               20.8                20.1                20.8/(e)/          19.9               21.3

                       16.2               22.5                21.6                21.7/(e)/          20.3               21.3
                   $  496.0           $  516.0            $  404.3            $  342.8           $  412.3           $  462.5
                    2,444.8            2,020.6             1,916.5             1,623.9            1,512.4            1,389.3
                      782.2              524.9               450.6               378.0              253.6              229.4
                       47.6               38.9                37.4                36.9               26.6               26.3
                      481.7              304.2               291.0               283.5              201.4              205.8
                       35.8               27.0                27.8                30.5               22.4               24.2
                        1.6                2.9                 4.9                 7.4                9.9               11.4
                     23,500             18,800              20,900              19,800             17,300             17,300

SEGMENT DATA
Alco Standard Corporation and Subsidiaries

                                           (continuing operations, in millions)
                                                                                                              Depreciation
                                                              Income                              Capital              and
                                           Revenues     Before Taxes             Assets      Expenditures     Amortization
                                        ----------------------------------------------------------------------------------
SEVEN-YEAR COMPOUND GROWTH
1987-1994
Alco Office Products                           33.0%            41.4%              38.5%             23.0%            22.4%
Unisource                                      14.1             11.1               18.0              19.7             17.2
                                        ==================================================================================
1994
Alco Office Products                       $2,240.4           $199.4           $1,672.2            $ 72.5            $62.7
Unisource
    United States                           5,107.6            148.8            1,391.5              30.5             26.1
    Canada                                    648.9             13.5              296.5               3.4              6.4
                                        ----------------------------------------------------------------------------------
Total Unisource                             5,756.5            162.3            1,688.0              33.9             32.5
                                        ----------------------------------------------------------------------------------
Operating                                   7,996.9            361.7            3,360.2             106.4             95.2
Unconsolidated affiliate                                      (117.2)
Eliminations and nonallocated                   (.9)           (87.7)*            142.1               1.6              1.6
                                        ----------------------------------------------------------------------------------
                                           $7,996.0           $156.8           $3,502.3            $108.0            $96.8
                                        ==================================================================================
1993
Alco Office Products                       $1,585.6           $138.8           $1,450.0            $ 55.9            $45.4
Unisource
    United States                           4,173.7            118.7            1,319.6              18.8             22.3
    Canada                                    690.4             18.3              314.3               2.9              6.9
    Restructuring costs                                       (175.0)
                                        ----------------------------------------------------------------------------------
Total Unisource                             4,864.1            (38.0)           1,633.9              21.7             29.2
                                        ----------------------------------------------------------------------------------
Operating                                   6,449.7            100.8            3,083.9              77.6             74.6
Unconsolidated affiliate                                        (2.5)             118.1
Eliminations and nonallocated                  (5.1)           (73.7)*            146.9               1.2              1.5
                                        ----------------------------------------------------------------------------------
                                           $6,444.6           $ 24.6           $3,348.9            $ 78.8            $76.1
                                        ==================================================================================
1992
Alco Office Products                       $1,259.2           $105.2           $  967.5            $ 33.8            $37.0
Unisource
    United States                           3,585.1            118.2              988.7              19.1             20.0
    Canada                                     82.8              2.3              295.8               1.1               .6
                                        ----------------------------------------------------------------------------------
Total Unisource                             3,667.9            120.5            1,284.5              20.2             20.6
                                        ----------------------------------------------------------------------------------
Operating                                   4,927.1            225.7            2,252.0              54.0             57.6
Investment gain, net                                             6.7
Eliminations and nonallocated                  (2.0)           (59.9)*             69.2                .8              1.7
                                        ----------------------------------------------------------------------------------
                                           $4,925.1           $172.5           $2,321.2            $ 54.8            $59.3
                                        ==================================================================================

* Includes interest costs and net corporate expenses.

                                                                                                              Depreciation
                                                              Income                              Capital              and
                                           Revenues     Before Taxes             Assets      Expenditures     Amortization
                                        ----------------------------------------------------------------------------------
1991
Alco Office Products                       $1,047.1           $ 79.6           $  781.3             $28.6            $36.3
Unisource
    United States                           3,441.1            113.8              897.3              16.1             18.4
    Canada                                     35.8              1.9                8.2                .2               .4
                                        ----------------------------------------------------------------------------------
Total Unisource                             3,476.9            115.7              905.5              16.3             18.8
                                        ----------------------------------------------------------------------------------
Operating                                   4,524.0            195.3            1,686.8              44.9             55.1
Eliminations and nonallocated                  (8.0)           (69.5)*            177.8               2.5              3.1
                                        ----------------------------------------------------------------------------------
                                           $4,516.0           $125.8           $1,864.6             $47.4            $58.2
                                        ==================================================================================
1990
Alco Office Products                       $  951.7           $ 58.9           $  680.5             $32.3            $33.2
Unisource
    United States                           3,316.3            129.4              843.9              24.6             14.9
    Canada                                     22.2              1.7                8.5                .1               .2
                                        ----------------------------------------------------------------------------------
Total Unisource                             3,338.5            131.1              852.4              24.7             15.1
                                        ----------------------------------------------------------------------------------
Operating                                   4,290.2            190.0            1,532.9              57.0             48.3
Investment Gain                                                  5.6
Unusual charges (AOP)                                          (10.3)
Eliminations and nonallocated                   3.2            (73.8)*             88.8                .9              1.2
                                        ----------------------------------------------------------------------------------
                                           $4,293.4           $111.5           $1,621.7             $57.9            $49.5
                                        ==================================================================================
1989
Alco Office Products                       $  729.5           $ 41.3           $  540.4             $26.5            $26.7
Unisource - United States                   3,047.3            111.7              692.7              27.5             14.5
                                        ----------------------------------------------------------------------------------
Operating                                   3,776.8            153.0            1,233.1              54.0             41.2
Eliminations and nonallocated                   6.8            (55.2)*            108.3               3.1              2.6
                                        ----------------------------------------------------------------------------------
                                           $3,783.6           $ 97.8           $1,341.4             $57.1            $43.8
                                        ==================================================================================
1988
Alco Office Products                       $  484.8           $ 28.9           $  328.7             $19.6            $19.4
Unisource - United States                   2,755.5             99.5              670.9              15.9             13.9
                                        ----------------------------------------------------------------------------------
Operating                                   3,240.3            128.4              999.6              35.5             33.3
Gains, net of losses, from divestitures                          7.9
Eliminations and nonallocated                 139.1            (46.1)*            140.0               2.8              4.0
                                        ----------------------------------------------------------------------------------
                                           $3,379.4           $ 90.2           $1,139.6             $38.3            $37.3
                                        ==================================================================================
1987
Alco Office Products                       $  303.7           $ 17.6           $  171.0             $17.0            $15.2
Unisource - United States                   2,281.7             77.6              528.8               9.6             10.7
                                        ----------------------------------------------------------------------------------
Operating                                   2,585.4             95.2              699.8              26.6             25.9
Gains, net of losses, from divestitures                         17.6
Eliminations and nonallocated                 588.3            (28.1)*            348.5               9.3             10.5
                                        ----------------------------------------------------------------------------------
                                           $3,173.7           $ 84.7           $1,048.3             $35.9            $36.4
                                        ==================================================================================

*  Includes interest costs and net corporate expenses.

QUARTERLY DATA
Alco Standard Corporation and Subsidiaries



                                    (unaudited, in millions except per share data)
                                          First            Second             Third              Fourth
                                        Quarter           Quarter           Quarter             Quarter                Total
- -----------------------------------------------------------------------------------------------------------------------------
1994
Revenues                                 $1,921.8         $1,969.4          $2,001.3            $2,103.5             $7,996.0
Gross profit                                485.4            511.7             535.4               550.8              2,083.3
Income (loss) before taxes                   53.4             63.0             (38.9)/(b)/          79.3                156.8/(b)/
Net income (loss)                            31.9             38.0             (48.3)/(b)/          49.0                 70.6/(b)/
Earnings (loss) per share                     .60              .64              (.95)/(b)/           .83                 1.10/(b)/
Dividends                                $    .25         $    .25          $    .25            $    .25             $   1.00
Common stock price
    High/Low                        54 3/4-43 1/2    58 7/8-51 1/2     60 3/8-49 1/2           65 1/2-57        65 1/2-43 1/2
- -----------------------------------------------------------------------------------------------------------------------------
1993
Revenues                                 $1,444.5         $1,490.6          $1,547.1            $1,962.4             $6,444.6
Gross profit                                364.2            382.1             389.2               485.6              1,621.1
Income (loss) before taxes                   40.9             48.5              50.8              (115.6)/(c)/           24.6/(c)/
Income (loss)
    Continuing operations                $   24.8         $   29.5          $   30.7            $  (77.4)/(c)/       $    7.6/(c)/
    Discontinued operations /(a)/             1.2              2.0                                 (10.7)                (7.5)
                                      ---------------------------------------------------------------------------------------
Net income (loss)                        $   26.0         $   31.5          $   30.7            $  (88.1)/(c)/       $     .1/(c)/
                                      =======================================================================================
Earnings (loss) per share
    Continuing operations                $    .52         $    .57          $    .58            $  (1.71)/(c)/       $   (.04)/(c)/
    Discontinued operations /(a)/             .03              .04                                  (.23)                (.16)
                                      ---------------------------------------------------------------------------------------
                                         $    .55         $    .61          $    .58            $  (1.94)/(c)/       $   (.20)/(c)/
                                      =======================================================================================
Dividends                                $    .24         $    .24          $    .24            $    .24             $    .96
Common stock price
    High/Low                        38 1/2-33 1/4    45 3/4-35 3/4     50 5/8-44 3/4       49 3/8-42 1/4        50 5/8-33 1/4

(a) The Company recorded an additional pretax charge of $9,800,000 or $.10 per share, in 1993 for the loss on the disposal of ADS.

(b) Includes a pretax charge of $115,265,000 ($95,086,000 net of taxes or $1.75 per share for the third quarter and $1.77 for the fiscal year) for the sale of the investment in IMMOS.

(c) Includes a pretax charge of $175,000,000 ($112,875,000 net of taxes or $2.38 per share) for restructuring costs.

44