Form 10-K, Exhibit 13
period 1995-09-30
ALCO STANDARD CORP
filed 1995-11-15
CIK 3370

                                                                      Exhibit 13

                        FINANCIAL SECTION

                  24    Management's Responsibility for Financial Reporting

                  24    Report of Ernst & Young LLP, Independent Auditors

                  25    Consolidated Financial Statements

                  40    Financial Review

                  44    Corporate Financial Summary

                  46    Segment Data

                  48    Quarterly Data


                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  23

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

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

     Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Alco Standard Corporation supports an active program of auditing to monitor the proper functioning of its systems. The reports issued by the Alco Audit Department, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of four directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP, the Alco Audit Department and management to review audit scope, timing and results.

                                /s/ Kurt E. Dinkelacker

                                Kurt E. Dinkelacker
                                Executive Vice President

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Alco Standard Corporation

We have audited the accompanying consolidated balance sheets of Alco Standard Corporation and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alco Standard Corporation and subsidiaries at September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                                 /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 17, 1995,
except for the stock split described
in note 1, as to which the date is
November 9, 1995

24  ALCO STANDARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Year Ended September 30 (in thousands except per share data)

                                                                                    1995              1994              1993
----------------------------------------------------------------------------------------------------------------------------
REVENUES
Net sales                                                                     $9,794,186        $7,925,784        $6,387,078
Dividends, interest and other income                                               4,621             3,537             6,332
Finance subsidiaries (note 12)                                                    93,019            66,731            51,149
----------------------------------------------------------------------------------------------------------------------------
                                                                               9,891,826         7,996,052         6,444,559
----------------------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
Cost of goods sold                                                             7,326,721         5,884,819         4,799,757
Selling and administrative                                                     2,109,148         1,765,483         1,378,814
Interest                                                                          55,838            43,802            40,189
Finance subsidiaries interest (note 12)                                           40,216            27,978            23,662
Restructuring costs (note 15)                                                                                        175,000
----------------------------------------------------------------------------------------------------------------------------
                                                                               9,531,923         7,722,082         6,417,422
----------------------------------------------------------------------------------------------------------------------------

LOSS FROM UNCONSOLIDATED AFFILIATE (note 4)                                                       (117,158)           (2,538)
----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES                                   359,903           156,812            24,599
TAXES ON INCOME (note 7)                                                         140,630            86,203            16,984
----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                219,273            70,609             7,615
LOSS FROM DISCONTINUED OPERATIONS, net of taxes (note 2)                         (16,541)                             (7,515)
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                       202,732            70,609               100

PREFERRED DIVIDENDS (note 6)                                                      15,209            11,572             9,571
----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS                            $  187,523        $   59,037        $   (9,471)
============================================================================================================================

EARNINGS (LOSS) PER SHARE (note 1)
Continuing operations                                                         $     1.81        $      .55        $     (.02)
Discontinued operations                                                             (.14)                               (.08)
----------------------------------------------------------------------------------------------------------------------------
                                                                              $     1.67        $      .55        $     (.10)
============================================================================================================================

See notes to consolidated financial statements.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  25

CONSOLIDATED BALANCE SHEETS

September 30 (dollars in thousands)

                                                                                1995               1994
-------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                                      $   90,106         $   53,369
Accounts receivable, less allowance for doubtful accounts:
   1995-$48,628; 1994-$29,428 (note 13)                                    1,175,699            915,495
Inventories (note 1)                                                         747,895            609,974
Prepaid expenses and deferred taxes                                          146,867            131,638
-------------------------------------------------------------------------------------------------------
Total current assets                                                       2,160,567          1,710,476
-------------------------------------------------------------------------------------------------------

OTHER INVESTMENTS AND LONG-TERM RECEIVABLES                                   56,086             68,472

PROPERTY AND EQUIPMENT, at cost (note 5)
Land                                                                          30,717             29,308
Buildings and improvements                                                   225,011            213,037
Machinery and equipment                                                      489,507            411,377
-------------------------------------------------------------------------------------------------------
                                                                             745,235            653,722
Less accumulated depreciation                                                375,285            299,775
-------------------------------------------------------------------------------------------------------
                                                                             369,950            353,947
-------------------------------------------------------------------------------------------------------

OTHER ASSETS
Goodwill (note 1)                                                          1,058,214            747,629
Miscellaneous                                                                109,436             59,331
-------------------------------------------------------------------------------------------------------
                                                                           1,167,650            806,960
-------------------------------------------------------------------------------------------------------

FINANCE SUBSIDIARIES ASSETS (note 12)                                        983,322            562,403
-------------------------------------------------------------------------------------------------------
                                                                          $4,737,575         $3,502,258
=======================================================================================================

26  ALCO STANDARD CORPORATION AND SUBSIDIARIES

September 30 (dollars in thousands)

                                                                                1995               1994
-------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt                                         $   26,319         $   12,299
Notes payable (note 5)                                                       280,832             91,999
Trade accounts payable                                                       501,316            500,166
Accrued salaries, wages and commissions                                      115,874             96,987
Deferred revenues                                                            172,900            134,485
Restructuring costs (note 15)                                                 33,302             56,971
Other accrued expenses                                                       259,534            164,023
-------------------------------------------------------------------------------------------------------
Total current liabilities                                                  1,390,077          1,056,930
-------------------------------------------------------------------------------------------------------

LONG-TERM DEBT (note 5)                                                      325,314            340,771

DEFERRED TAXES AND OTHER LIABILITIES
Deferred taxes                                                                96,082             32,192
Restructuring costs (note 15)                                                  6,000             50,000
Other long-term liabilities                                                  178,782            156,511
-------------------------------------------------------------------------------------------------------
                                                                             280,864            238,703
-------------------------------------------------------------------------------------------------------

FINANCE SUBSIDIARIES LIABILITIES (note 12)                                   872,783            498,710

SHAREHOLDERS' EQUITY (note 6)
Series AA convertible preferred stock, no par value:
   4,025,000 depositary shares issued and outstanding                        201,924            199,912
Series BB conversion preferred stock, no par value:
   3,877,200 depositary shares issued and outstanding                        290,152
Common stock, no par value: authorized 150,000,000 shares;
   issued 1995-112,182,000 shares;1994-109,044,000 shares                    637,414            551,215
Retained earnings                                                            765,309            642,634
Foreign currency translation adjustment                                      (21,536)           (22,550)
Cost of common shares in treasury: 1995-118,000 shares;
   1994-148,000 shares                                                        (4,726)            (4,067)
-------------------------------------------------------------------------------------------------------
                                                                           1,868,537          1,367,144
-------------------------------------------------------------------------------------------------------
                                                                          $4,737,575         $3,502,258
=======================================================================================================

See notes to consolidated financial statements.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  27

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Fiscal Year Ended September 30 (in thousands except per share data)


                                                              1995                       1994                        1993
---------------------------------------------------------------------------------------------------------------------------------
                                                      Shares        Amounts      Shares        Amounts       Shares       Amounts
---------------------------------------------------------------------------------------------------------------------------------
SERIES AA CONVERTIBLE PREFERRED STOCK
Balance, beginning of year                             4,025       $199,912       4,025       $197,900
Issued in public offering                                                                                     4,025      $196,335
Dividend accretion                                                    2,012                      2,012                      1,565
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                   4,025       $201,924       4,025       $199,912        4,025      $197,900
=================================================================================================================================

SERIES BB CONVERSION PREFERRED STOCK
Issued in public offering                              3,877       $290,152
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                   3,877       $290,152
=================================================================================================================================

COMMON STOCK
Balance, beginning of year                           109,044       $551,215      97,544       $259,031       97,544      $257,069
Issued in public offering                                                        11,500        293,500
Mergers, acquisitions and other                        3,138         81,478                     (4,104)
Tax benefit relating to stock plans                                   4,721                      2,788                      1,962
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                 112,182       $637,414     109,044       $551,215       97,544      $259,031
=================================================================================================================================

RETAINED EARNINGS
Balance, beginning of year                                         $642,634                   $651,373                   $699,015
Net income                                                          202,732                     70,609                        100
Cash dividends declared:
   Series AA preferred stock, per share:
      1995-$2.875; 1994-$2.875;
      1993-$2.236                                                   (11,572)                   (11,572)                    (9,571)
   Series BB preferred stock, per share:
      1995-$.938                                                     (3,637)
   Common stock, per share: 1995-$.52;
      1994-$.50; 1993-$.48                                          (57,267)                   (52,222)                   (44,858)
   Pooled companies, prior to merger                                 (1,259)                    (2,408)
Credits (charges) from issuance of
   treasury shares and other                                         (6,322)                   (13,146)                     6,687
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                               $765,309                   $642,634                   $651,373
=================================================================================================================================

FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance, beginning of year                                         $(22,550)                  $(23,640)                  $ (6,622)
Translation adjustment                                                1,014                     (1,347)                   (17,018)
Sale of investment in unconsolidated affiliate                                                   2,437
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                               $(21,536)                  $(22,550)                  $(23,640)
=================================================================================================================================

COST OF COMMON SHARES IN TREASURY
Balance, beginning of year                               148       $ (4,067)      3,616       $(64,048)       5,646      $(89,099)
Purchases                                              2,783        (91,430)      1,774        (47,733)       1,512       (32,389)
Reissued for
   Exercise of options                                  (544)        16,652        (908)        18,027         (810)       13,063
   Sales to employee stock plans                      (2,267)        74,067      (2,344)        47,799       (2,500)       40,564
   Mergers, acquisitions and other                        (2)            52      (1,990)        41,888         (232)        3,813
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                     118       $ (4,726)        148       $ (4,067)       3,616      $(64,048)
=================================================================================================================================

See notes to consolidated financial statements.

28  ALCO STANDARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


Fiscal Year Ended September 30 (in thousands)

                                                                                 1995             1994             1993
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                  $ 202,732        $  70,609        $     100
Additions (deductions) to reconcile net income to
   net cash provided by operating activities
      Depreciation                                                             75,765           70,037           57,272
      Amortization                                                             33,959           26,791           22,137
      Provision for losses on accounts receivable                              21,900           19,668           19,702
      Provision (benefit) for deferred income taxes                            68,298           22,487          (55,042)
      Change in deferred liabilities                                           32,513            2,816           15,232
      Restructuring costs                                                     (60,364)         (46,588)         169,939
      Loss on sale of
         Investment in unconsolidated affiliate                                                115,265
         Alco Diversified Services                                                                                9,841
      Changes in operating assets and liabilities
         Decrease (increase) in
            Accounts receivable                                              (193,717)         (74,369)         (72,064)
            Inventories                                                      (111,933)           3,154          (52,877)
            Prepaid expenses                                                  (10,407)         (17,873)          (5,083)
         Increase (decrease) in accounts payable,
            deferred revenues, and accrued expenses                            59,979           79,855          (52,563)
      Miscellaneous                                                            (3,808)             364          (13,267)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided                                                             114,917          272,216           43,327
-----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from sale (net of cash retained) of
   Investment in unconsolidated affiliate                                                        8,226
   Alco Diversified Services                                                                                     69,836
Cost of companies acquired, net of cash acquired                             (299,840)         (46,705)        (439,447)
Proceeds from sale of property and equipment                                   25,926           24,833           21,769
Expenditures for property and equipment                                       (99,234)        (107,969)         (83,789)
Payments received on long-term receivables                                      6,837            9,251            5,369
Purchases of miscellaneous assets                                             (51,445)          (7,973)         (10,702)
Finance subsidiaries receivables - Additions                                 (696,217)        (408,412)        (278,503)
Finance subsidiaries receivables - Collections                                247,798          210,969          166,274
-----------------------------------------------------------------------------------------------------------------------
Net cash used                                                                (866,175)        (317,780)        (549,193)
-----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
   Issuance of long-term debt                                                  42,813           20,835          319,338
   Issuance of Series BB conversion preferred stock, net                      290,152
   Issuance of common stock, net                                                               293,500
   Issuance of Series AA convertible preferred stock, net                                                       196,335
   Option exercises and sale of treasury shares                                91,848           69,914           62,284
   Sale of finance subsidiaries lease receivables                              66,677          125,000
   Life insurance borrowings                                                    3,342           31,055
Issuance (repayment) of short-term borrowings, net                            158,569          (68,278)         163,563
Proceeds (repayments) of accounts receivable sold                              10,741           14,985           (3,440)
Long-term debt repayments                                                     (66,956)        (369,238)        (241,827)
Finance subsidiaries debt - Issuance                                          534,717          248,098          228,307
Finance subsidiaries debt - Repayments                                       (182,014)        (196,308)        (124,201)
Dividends paid                                                                (70,464)         (59,392)         (49,995)
Purchase of treasury shares                                                   (91,430)         (47,733)         (32,389)
-----------------------------------------------------------------------------------------------------------------------
Net cash provided                                                             787,995           62,438          517,975
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                                           36,737           16,874           12,109
-----------------------------------------------------------------------------------------------------------------------
CASH AT BEGINNING OF YEAR                                                      53,369           36,495           24,386
-----------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                         $  90,106        $  53,369        $  36,495
=======================================================================================================================

See notes to consolidated financial statements.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Alco Standard Corporation and its wholly owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated in consolidation.

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

Inventories

Inventories are stated at the lower of cost or market and consist of finished goods available for sale. The Company uses the LIFO method of determining cost for approximately 60% of its inventories and the FIFO method for the balance. If the FIFO method of accounting had been used for all inventories, these balances would have been $92,590,000 higher at September 30, 1995 and $36,877,000 higher at September 30, 1994.

Goodwill

Substantially all goodwill (excess of cost of acquired companies over equity) is amortized over 40 years by the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

Depreciation

Properties and equipment are depreciated over their useful lives by the straight-line method.

Earnings (Loss) Per Share

Earnings (loss) per share are based on 112,520,000 weighted average shares in 1995, 107,458,000 shares in 1994 and 94,792,000 shares in 1993, and include the dilutive effect of common stock equivalents, principally stock options.

Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries are translated into US dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders' equity.

Accounting Changes

During fiscal 1994, the Company changed its methods of accounting for income taxes and retiree healthcare benefits. The cumulative effect of adopting each of these new accounting methods was immaterial.

Pending Accounting Change

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

Interest Rate Swap Agreements

The Company has entered into several interest rate swap agreements as a means of managing its interest rate exposure. These agreements have the effect of converting certain of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense.

Stock Split

All common shares and per share amounts have been adjusted to give retroactive effect to a two-for-one stock split effected in the form of a stock dividend distributed on November 9, 1995 to holders of record on October 27, 1995.


2  DISCONTINUED OPERATIONS AND DIVESTITURES

The Company has owned several manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims pending for manufacturing or landfill sites in the United States that relate to these discontinued operations. As a result of several recent environmental remediation claims, and increased estimated costs associated with existing environmental remediation sites, primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, the Company took a fourth quarter charge in fiscal 1995 to increase its liabilities for environmental remediation. The discontinued operations charge was $23,630,000 ($16,541,000 net of tax) or $.14 per share. The adjustment reflects management's best estimate, based on information currently available, of costs to be incurred for existing and probable environmental claims of discontinued operations.

     In July 1993, the Company completed the sale of the Alco Diversified Services (ADS) assets of approximately $102,000,000 to an investor group for $84,000,000 in cash and notes. Accordingly, ADS results for fiscal 1993 are reported in the accompanying Statements of Income as discontinued operations. In fiscal 1993, ADS had revenues of $153,063,000, an operating loss of $3,946,000, a loss on disposal of $9,841,000, and tax benefits of $6,272,000, resulting in a net loss from discontinued operations of $7,515,000.

30  ALCO STANDARD CORPORATION AND SUBSIDIARIES

     In September 1995, the Company divested Central Products Company for $80,000,000 in cash and notes, and recorded a continuing operations pretax gain of approximately $4,000,000 on the sale. Also included in the Company's continuing operations and related to Central Products Company are fiscal 1995 revenues of $120,219,000 and net income from operations of $2,668,000.

     During 1995, the Company agreed to pay $10,000,000 to settle a claim by a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. This amount has been primarily charged against existing reserves for discontinued operations. The Company paid $5,000,000 during 1995 with the remaining $5,000,000 to be paid over the next four years.

3  ACQUISITIONS

In June 1995, Erskine Limited, a U.K. subsidiary of the Company, purchased all of the outstanding shares of Southern Business Group PLC (renamed A:Copy (UK) PLC on October 1, 1995), for approximately $133,800,000. A:Copy (UK) sells, leases, services and remanufactures copiers and other office equipment in Southern England. Total assets acquired were $163,359,000, which includes goodwill of $119,556,000. In addition, 111 other acquisitions were made in fiscal 1995 for an aggregate purchase price of $266,773,000 in cash, notes and stock. Total assets related to these 111 acquisitions were $368,836,000, including goodwill of $244,668,000. The Company also issued 675,106 common shares for two acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. $4,998,000 of additional cash was paid and capitalized in fiscal 1995 relating to prior-years' acquisitions.

     In fiscal 1994, the Company issued 1,397,350 common shares from treasury for three acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. Also during fiscal 1994, 47 other acquisitions were made for an aggregate purchase price of $62,009,000 in cash, notes and stock. Total assets related to these 47 acquisitions were $111,099,000, including goodwill of $55,165,000. An additional $4,900,000 was paid and capitalized in fiscal 1994 relating to prior-years' acquisitions.

     In June 1993, the Company acquired over 90% of the outstanding shares of Erskine House Group PLC (Erskine), a United States and European distributor of office products, and the remaining outstanding shares were acquired during the fourth quarter of fiscal 1993. The purchase price was approximately $103,000,000, plus the assumption of approximately $101,000,000 of debt and redeemable preferred stock. Total assets acquired were $278,975,000, including goodwill of $180,408,000.

     In July 1993, the Company acquired the paper distribution businesses of Butler Paper Company for a purchase price of $140,000,000. Total assets acquired were $277,843,000 and negative goodwill (excess of acquired equity over cost) of approximately $37,157,000 was allocated to fixed assets.

     During fiscal 1993, 21 other acquisitions were made for an aggregate purchase price of $50,606,000 in cash and stock. Total assets acquired were $68,878,000 including goodwill of $30,645,000. An additional $30,236,000 was paid and capitalized in 1993 relating to prior-years' acquisitions.

     All acquisitions, unless otherwise noted, are included in results of operations from their dates of acquisition.

     Had the purchase acquisitions been made at the beginning of the fiscal year prior to their acquisition and the poolings been made on October 1, 1992, pro forma results from continuing operations would have been:

Fiscal Year Ended September 30
(in thousands except per share data)

                                          1995             1994             1993
--------------------------------------------------------------------------------
Revenues                           $10,294,905       $8,753,729       $7,754,354
Income from
   continuing
   operations                          256,452          122,244           25,636
Earnings per share                       $1.98             $.81             $.13
--------------------------------------------------------------------------------

     The pro forma results assume that $290,000,000 of the purchase price of 1995 acquisitions was funded by the proceeds from issuance of Series BB conversion preferred stock, while $285,000,000 of the total purchase price of 1994 and 1993 acquisitions was funded by the proceeds from issuance of common stock in December 1993 and $201,250,000 of the purchase price of 1993 acquisitions was funded by the proceeds from issuance of the Series AA convertible preferred stock.

4  LOSS FROM UNCONSOLIDATED AFFILIATE

In October 1992, the Company purchased a 49.9% interest in IMM Office Systems GmbH (IMMOS), a European distributor of office products, for $122,500,000 in cash, which included goodwill of $107,478,000. In September 1994, the Company completed the sale of this investment for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its investment in IMMOS in the quarter ended June 30, 1994, recording a pretax loss of $115,300,000 ($95,100,000, net of tax) equating to a loss per share of $.87 in the quarter ended June 30, 1994 and $.88 for the fiscal year ended September 30, 1994. This loss represents the write-off of the Company's investment in IMMOS, plus certain transactional costs less the cash proceeds from the sale together with related tax benefits. In addition, the Company recorded losses totaling $1,900,000, which represent the Company's share of IMMOS operating losses for the first half of fiscal 1994.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  31

5  NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consisted of:

September 30 (in thousands)                                1995            1994
-------------------------------------------------------------------------------
Notes payable to banks at
   average interest rate:
   1995-6.8%; 1994-5.5%                                $279,496        $ 91,419
Other notes payable at
   average interest rate:
   1995-7.2%; 1994-7.1%                                   1,336             580
-------------------------------------------------------------------------------
                                                       $280,832        $ 91,999
===============================================================================

Long-term debt consisted of:

September 30 (in thousands)                                1995            1994
-------------------------------------------------------------------------------
Bond issue at interest rate of
   8 7/8% due 2001                                     $150,000        $150,000
Private placement debt at
   average interest rate:
   1995-8.3%; 1994-8.2%;
   due 1998                                              50,000          70,000
Notes payable to insurance
   company at average interest
   rate of 9.7% due 1997-2005                            60,000          60,000
Industrial revenue bonds at
   average interest rate:
   1995-5.1%; 1994-8.4%;
   due 1996-2001                                         10,328          10,537
Sundry notes, bonds and
   mortgages at average
   interest rate of 7.5%
   due 1996-2005                                         51,893          38,341
Present value of capital lease
   obligations (gross amount:
   1995-$45,894; 1994-$40,928)                           29,412          24,192
-------------------------------------------------------------------------------
                                                        351,633         353,070
Less current maturities                                  26,319          12,299
-------------------------------------------------------------------------------
Long-term debt                                         $325,314        $340,771
===============================================================================

     Long-term debt matures in fiscal years: 1996-$26,319,000; 1997-$17,507,000;
1998-$59,432,000; 1999-$7,791,000; 2000-$5,139,000; 2001-2005-$235,445,000.

     On December 1, 1994, the Company entered into a credit agreement with 14 banks under which it may borrow up to $500,000,000. The agreement has two parts:
$150,000,000 is available for 364 days subject to annual renewal for successive 364-day periods through December 1, 1999; the other $350,000,000 terminates on December 1, 1999. Facility fees of 8 basis points per annum on the 364-day portion and 10 basis points per annum on the five-year portion are charged for these commitments. The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates.

     The Company may also borrow up to $100,000,000 or the Canadian dollar equivalent under its amended April 1993 credit agreement with four banks. The agreement has two parts: $50,000,000 is available for 364 days, subject to annual renewal through April 19, 1996; the other $50,000,000 is available through April 21, 1996. Facility fees of 8 basis points per annum on the 364-day portion and 10 basis points per annum for the three-year portion are charged for these commitments. Loans under the agreement may be made under a selection of rate formulas including prime, the Eurodollar rate in the United States or Canada, or the Canadian Bankers Acceptance rate.

     At September 30, 1995, short-term borrowings supported by the combined lines of credit totaled $252,496,000 leaving $347,504,000 unused and available.

     The Company has entered into an agreement to borrow $55,000,000 in November 1995 with an interest rate of 7.15% maturing in November 2005. The proceeds will be used to repay short-term notes payable.

     The Company is in compliance with all covenants, including financial, for all loan agreements. The industrial revenue bonds, capital lease obligations and mortgages are secured by property and equipment that had a net book value of $31,978,000 at September 30, 1995.

     Interest paid, including finance subsidiaries, approximated $87,000,000, $72,000,000 and $63,500,000 for fiscals 1995, 1994 and 1993, respectively.

32  ALCO STANDARD CORPORATION AND SUBSIDIARIES

6  SHAREHOLDERS' EQUITY

On July 25, 1995, the Company sold 3,877,200 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock, for $77.375 per depositary share totaling $299,998,350, and used the net proceeds to reduce debt. Dividends are cumulative at $5.04 per year per depositary share. This series of preferred stock has one vote per share (equivalent to 1/100 vote per depositary share) and has a liquidation preference of $77.375 per depositary share plus an amount equal to accrued and unpaid dividends. Prior to October 1, 1998, each depositary share is convertible at the option of the holder into
1.6393 shares of common stock of the Company. On October 1, 1998, unless previously converted at the option of the holder, each of the outstanding depositary shares will automatically convert into a number of shares of common stock of the Company equal to (a) 1.6393 shares of common stock per depositary share if the current market price of the Company's common stock is greater than or equal to $47.20 per share, (b) between 1.6393 and two shares, equivalent to the current market price of the common stock if the stock price is between $47.20 and $38.6875, and (c) two shares of common stock per depositary share if the current market price of the Company's common stock is at or below $38.6875 per share. The current market price to be used in the conversion calculation will be the average closing price per share of common stock of the Company on the twenty trading days immediately prior to, but not including, October 1, 1998. At September 30, 1995, 7,754,400 shares of common stock were reserved for conversion of the Series BB conversion preferred stock.

     In December 1993, the Company issued 11,500,000 shares of common stock in a public offering. The net proceeds from the offering of $293,500,000 were used for repayment of debt. Income and earnings per share from continuing operations for fiscal 1993 would have been $13,288,000 and $.03, respectively, if the offering had occurred on October 1, 1992. Income from continuing operations for fiscal 1994 would have been $71,896,000 and earnings per share would have been unchanged if the offering had occurred on October 1, 1993.

     On December 22, 1992, the Company sold 4,025,000 depositary shares, each representing 1/100th of a share of Series AA convertible preferred stock at $50.00 per depositary share totaling $201,250,000, and used the net proceeds to reduce debt. Dividends are cumulative at $2.375 per year per depositary share through January 2, 1996 and $3.25 per depositary share per year thereafter. The dividend is accrued on a straight-line basis ($2.875 per depositary share) and accretion for the difference between the accrued and cash dividend amounting to $5,589,000 at September 30, 1995 has been credited to Series AA convertible preferred stock. This series of preferred stock has one vote per share (equivalent to 1/100 vote per depositary share) and is convertible at a rate of
2.2402 shares of the Company's common stock per depositary share at any time. The Series AA convertible preferred stock, unless previously converted into common stock, is redeemable by issuance of common stock at the Company's option at the rate of 2.2402 shares of common stock per depositary share (with certain limitations) on or after January 9, 1996 through January 9, 2000. On or after January 9, 2000, this series of preferred stock is redeemable at the Company's option at $50.00 per depositary share. Upon liquidation, the Series AA convertible preferred stock has preference equivalent to $50.00 per depositary share plus an amount equal to accrued and unpaid dividends. At September 30, 1995, 9,016,806 shares of common stock were reserved for conversion of the Series AA convertible preferred stock.

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

Changes in common shares under option were:

                                                            Directors                                  Employees
----------------------------------------------------------------------------------------------------------------
                                     Shares        Option Price Range            Shares       Option Price Range
----------------------------------------------------------------------------------------------------------------
September 30, 1992                 173,366         $ 9.78  to  $14.34        4,511,194        $ 8.06  to  $19.13
Granted                             49,338          15.09  to   20.13        1,135,634         17.63  to   20.13
Exercised                          (34,448)          9.78  to   13.17         (775,832)         8.06  to   19.13
Cancelled                                                                     (423,434)        11.44  to   20.13
----------------------------------------------------------------------------------------------------------------
September 30, 1993                 188,256           9.78  to   20.13        4,447,562          8.06  to   20.13
Granted                             34,832          21.14  to   28.19          924,670         24.50  to   31.00
Exercised                          (42,630)          9.78  to   20.13         (865,482)         8.06  to   20.13
Cancelled                           (1,520)                     15.09          (21,102)         8.06  to   28.81
----------------------------------------------------------------------------------------------------------------
September 30, 1994                 178,938           9.78  to   28.19        4,485,648          9.09  to   31.00
Granted                             32,604          24.56  to   32.75          789,632         28.62  to   40.31
Exercised                          (39,852)          9.78  to   15.09         (814,398)         9.09  to   28.19
Cancelled                                                                      (46,214)        14.31  to   32.81
----------------------------------------------------------------------------------------------------------------
September 30, 1995                 171,690         $ 9.78  to  $32.75        4,414,668        $ 9.09  to  $40.31
================================================================================================================

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  33

     At September 30, 1995, options to purchase 2,291,248 shares were exercisable (1995: employees - 2,144,162, directors - 147,086; 1994: employees - 2,199,040, directors - 144,106) and 6,028,870 shares were available for grant (1995: employees - 5,131,744, directors - 897,126; 1994: employees - 367,534, directors - 929,730).

     In fiscal 1995, with Board of Director and shareholder approvals, the Company amended and restated its Long Term Incentive Compensation Plan (LTIP). The plan is intended to motivate, recognize and reward key management employees for long-term performance at the corporate or group level. Under the plan, key management employees are granted stock awards to receive company stock, which are earned upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In fiscal 1995, the Company granted 602,530 stock awards under the plan, including 403,824 to replace stock options granted under the original LTIP. At September 30, 1995, 128,818 of these awards had been earned.

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

     When the Rights become exercisable, each Right will entitle a holder to purchase 1/100th of a share of Series 12 preferred stock for an exercise price of $75. If the Company consolidates or merges with another entity, or sells assets that aggregate 50% of its consolidated assets, or generates more than 50% of its consolidated operating income or cash flow, then each Right holder will have the right to purchase, for the exercise price, a number of shares of the other entity having a then-current market value equal to twice the exercise price.

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

7  TAXES ON INCOME - CONTINUING OPERATIONS

Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 permitted the Company to recognize the benefit of certain deferred tax assets that could not be recognized under the previous standard, SFAS No. 96, which the Company adopted in fiscal 1988. The cumulative effect of adopting SFAS No. 109 as of October 1, 1993 was to increase net income by $1,421,000 or $.01 per share in fiscal 1994. As permitted under SFAS No. 109, prior-years' financial statements have not been restated.

Provision for income taxes:
Fiscal Year Ended September 30 (in thousands)

                                             1995                           1994                            1993
--------------------------------------------------------------------------------------------------------------------------
                                    Current       Deferred         Current        Deferred         Current        Deferred
--------------------------------------------------------------------------------------------------------------------------
Federal                             $38,904       $66,793         $46,349         $29,421         $57,200        $(48,149)
Foreign                              10,869         9,911          11,862          (7,855)          6,602            (948)
State                                15,470        (1,317)          5,505             921           3,706          (1,427)
--------------------------------------------------------------------------------------------------------------------------
Taxes on income                     $65,243       $75,387         $63,716         $22,487         $67,508        $(50,524)
==========================================================================================================================

34  ALCO STANDARD CORPORATION AND SUBSIDIARIES

     The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

September 30 (in thousands)                                 1995           1994
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization                        $ 74,118       $ 62,487
   Lease income recognition                              119,783         82,837
      Total deferred tax liabilities                     193,901        145,324
-------------------------------------------------------------------------------

Deferred tax assets:
   Nondeductible reserves                                143,257        145,067
   Net operating loss carryforwards                       29,516         29,510
   Other-net                                               1,511         12,092
-------------------------------------------------------------------------------
      Total deferred tax assets                          174,284        186,669

   Valuation allowance                                   (31,048)       (28,587)
-------------------------------------------------------------------------------
      Net deferred tax assets                            143,236        158,082
-------------------------------------------------------------------------------
Net deferred tax liabilities (assets)                   $ 50,665       $(12,758)
===============================================================================

     Net operating loss carryforwards consist primarily of foreign carryforwards of $50,858,000 principally expiring in years 1996 through 2000.

     Deferred taxes resulting from temporary differences between financial and tax accounting, which have not been restated for SFAS No.109 as of September 30, 1993, were as follows (in thousands):

Depreciation                                                             $4,741
Lease income recognition                                                 11,993
Nondeductible reserves                                                  (67,115)
Other                                                                      (143)
-------------------------------------------------------------------------------
Deferred taxes                                                         $(50,524)
===============================================================================

Components of the effective income tax rate:

Fiscal Year Ended September 30

                                                  1995         1994        1993
-------------------------------------------------------------------------------
Federal                                           35.0%        35.0%       34.8%
State                                              2.6          2.3         6.1
Goodwill                                           1.8          3.5        16.1
Foreign                                             .2          1.0         8.2
Effect of sale of IMMOS                                        12.9
Other                                              (.5)          .3         3.8
-------------------------------------------------------------------------------
Effective income tax rate                         39.1%        55.0%       69.0%
===============================================================================

     The effective tax rate for the fiscal year ended September 30, 1994, excluding the effects of the loss on the sale of the investment in IMMOS, is 39.1%. The effective tax rate for the fiscal year ended September 30, 1993, excluding the effects of the restructuring costs, is 39.6%.

     Net income tax payments for all operations amounted to $30,436,000, net of $30,000,000 refund, in 1995, $62,270,000 in 1994 and $77,487,000 in 1993.

     Undistributed earnings of the Company's foreign subsidiaries were approximately $45,656,000 at September 30, 1995. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

8  PENSION AND STOCK PURCHASE PLANS

The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($4,915,000 in 1995, $6,880,000 in 1994 and $5,134,000 in 1993) charged to continuing operations amounted to $25,396,000 for 1995, $18,283,000 for 1994 and $12,684,000 for 1993.

     The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30 (in thousands)

                                               1995          1994          1993
-------------------------------------------------------------------------------
Service cost                               $ 21,506      $ 16,991      $ 11,123
Interest cost on
   projected benefit
   obligation                                22,620        18,507        13,416
Actual return on
   plan assets                              (60,170)      (11,020)      (34,238)
Net amortization
   and deferral                              36,525       (13,075)       17,249
-------------------------------------------------------------------------------
Net pension cost                           $ 20,481      $ 11,403      $  7,550
===============================================================================

     Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                               1995          1994          1993
-------------------------------------------------------------------------------
Weighted average
   discount rates                              7.50%         7.75%         7.25%
Rates of increase in
   compensation levels                         6.00%         6.25%         5.75%
Expected long-term
   rate of return on
   assets                                     10.00%        10.00%        10.00%

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  35

The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans are:

September 30 (in thousands)                               1995             1994
-------------------------------------------------------------------------------
Actuarial present value of
   benefit obligations
      Vested                                          $260,292         $237,874
===============================================================================
      Accumulated                                     $266,176         $241,069
===============================================================================
      Projected                                       $325,210         $277,500
Plan assets at fair value                              285,788          256,610
-------------------------------------------------------------------------------
Plan assets less than
   projected benefits                                  (39,422)         (20,890)
Items not yet recognized
   Net gain                                            (12,432)          (3,873)
   Prior service cost                                   19,409           11,657
   Net asset existing
      at transition date                               (14,424)         (16,397)
Adjustment required to
   recognize minimum liability                          (7,406)          (8,385)
-------------------------------------------------------------------------------
Net pension liability                                 $(54,275)        $(37,888)
===============================================================================

     Substantially all of the plan assets at September 30, 1995 are invested in listed stocks, bonds and government securities including common stock of the Company of $67,800,000.

     The Company increased its net pension liability by $1,048,000 and $5,949,000 in fiscal 1995 and 1994, respectively, due to early retirement benefits granted to employees in connection with the Unisource restructuring program (note 15).

     The majority of the Company's employees were eligible to participate in the Company's Stock Participation Plan, under which they were permitted to invest 2% to 6% of regular compensation before taxes. The Company contributed an amount equal to two-thirds of the employees' investments and all amounts were invested in the Company's common shares. Effective October 2, 1995, the Stock Participation Plan was replaced by a Retirement Savings Plan (RSP). The RSP will allow employees to invest 1% to 16% of regular compensation before taxes in six different investment funds. The Company will contribute an amount equal to two-thirds of the employees' investments, up to 4% of the employees' regular compensation. All Company contributions are invested in the Company's common shares. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the stock participation plans charged to continuing operations amounted to $26,885,000 in 1995, $23,484,000 in 1994 and $16,174,000 in 1993.

9  SEGMENT REPORTING

A description of each of the Company's industry segments appears elsewhere in this report. Dollar amounts for revenues, income before taxes, assets, capital expenditures, and depreciation and amortization for each segment for 1995, 1994 and 1993 are reported on page 46.

     Revenues, income before taxes and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 are as follows:

(in millions)                           1995             1994             1993
------------------------------------------------------------------------------
REVENUES
Domestic                            $8,805.6         $7,153.8         $5,649.8
Foreign                              1,093.4            843.1            799.9
------------------------------------------------------------------------------
Operating                            9,899.0          7,996.9          6,449.7
Eliminations and
   nonallocated                         (7.2)             (.9)            (5.1)
------------------------------------------------------------------------------
Total                               $9,891.8         $7,996.0         $6,444.6
==============================================================================

INCOME BEFORE TAXES
Domestic                            $  407.9         $  332.6         $   73.5
Foreign                                 69.0             29.1             27.3
------------------------------------------------------------------------------
Operating                              476.9            361.7            100.8
Unconsolidated affiliate                               (117.2)            (2.5)
Nonallocated                          (117.0)*          (87.7)*          (73.7)*
------------------------------------------------------------------------------
Total                                 $359.9           $156.8            $24.6
==============================================================================

ASSETS
Domestic                            $3,775.1         $2,787.7         $2,547.5
Foreign                                792.3            572.5            536.4
------------------------------------------------------------------------------
Operating                            4,567.4          3,360.2          3,083.9
Unconsolidated affiliate                                                 118.1
Nonallocated                           170.2            142.1            146.9
------------------------------------------------------------------------------
Total                               $4,737.6         $3,502.3         $3,348.9
==============================================================================

* Includes interest costs and net corporate expenses.

     Included in income before taxes for fiscal 1993 are restructuring costs of $171,500,000 for domestic operations and $3,500,000 for foreign operations.

36  ALCO STANDARD CORPORATION AND SUBSIDIARIES

10  LEASES

Equipment acquired under capital leases is included in property and equipment in the amount of $38,171,000 in 1995 and $37,160,000 in 1994 and the related amounts of accumulated amortization are $15,657,000 in 1995 and $15,888,000 in 1994. Related obligations are in long-term debt and related amortization is included in depreciation.

     At September 30, 1995, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were:
1996-$88,430,000; 1997-$76,041,000; 1998-$61,576,000; 1999-$47,943,000; 2000-
$33,192,000; thereafter-$75,175,000.

     Total rental expense was $103,891,000 in 1995, $89,998,000 in 1994 and
$68,293,000 in 1993.

11  CONTINGENCIES

There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims relating to continuing and discontinued operations (see note
2) and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

12  FINANCE SUBSIDIARIES

The Company's wholly owned finance subsidiaries are engaged in purchasing office equipment from Company dealers and leasing the equipment to customers under direct financing leases.

     Summarized financial information of the finance subsidiaries is as follows:

September 30 (in thousands)                                1995            1994
-------------------------------------------------------------------------------
Future minimum lease
   payments receivable                               $1,084,967       $ 645,083
Less: Unearned income                                  (165,492)       (109,416)
-------------------------------------------------------------------------------
Lease receivables                                       919,475         535,667
Accounts receivable and other assets                     63,847          26,736
-------------------------------------------------------------------------------
Finance subsidiaries assets                          $  983,322       $ 562,403
===============================================================================
Debt at average interest rate:
1995-6.8%; 1994-5.8%
   due 1996-2000                                     $  817,585       $ 464,882
Other liabilities                                        55,198          33,828
-------------------------------------------------------------------------------
Finance subsidiaries liabilities                     $  872,783       $ 498,710
===============================================================================

     Net income of the finance subsidiaries included in the Company's consolidated results of operations was $14,472,000 in 1995, $13,347,000 in 1994, and $8,180,000 in 1993.

     At September 30, 1995, future minimum payments to be received under direct financing leases were: 1996-$396,931,000; 1997-$334,613,000; 1998-$206,212,000;
1999-$103,880,000; 2000-$42,248,000; thereafter-$1,083,000.

     On June 30, 1995, Alco Capital Resource, Inc. (Alco Capital), a wholly owned finance subsidiary of the Company, increased the amount available to be offered under its medium term notes program by $1,000,000,000 or the equivalent thereof in foreign currency. The medium term note program effective July 1, 1994 of $500,000,000 was fully subscribed as of July 1995. The program allows Alco Capital to offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding the total program amount. These notes will be offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1995, $602,000,000 of medium term notes are outstanding with a weighted average interest rate of 7.0%.

     Alco Capital has followed a policy of matching the maturities of borrowed funds to the underlying direct financing leases in order to minimize the impact of interest rate changes on its operations. Alco Capital has therefore entered into interest rate swap agreements to eliminate the impact of interest rate changes on its variable rate notes payable. The interest rate swap agreements effectively convert the variable rate notes into fixed rate obligations. During fiscal 1995, there were two variable rate notes outstanding and two related interest rate swap agreements on a principal/notional amount of $57,000,000. The weighted average interest rate on these variable rate notes and related interest rate swap agreements was 6.58% and 4.76%, respectively, during 1995.

     In September 1994, Alco Capital entered into an agreement to sell, under an asset securitization program, an undivided ownership interest in $125,000,000 of eligible direct financing lease receivables. The agreement, which expires in September 1996, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to $125,000,000. The weighted average interest rate on the agreement, which is partially fixed by three interest rate swap agreements totaling a principal/notional amount of $90,000,000 is 7.0% at September 30, 1995. In fiscal 1995, Alco Capital sold $67,000,000 in leases, replacing leases liquidated during the year.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  37

13  SALE OF ACCOUNTS RECEIVABLE

The Company entered into an agreement to sell, with limited recourse, up to CN$95,000,000 of certain eligible Canadian accounts receivable through December 1, 1995. The agreement, which is expected to be extended, provides limited recourse to the Company in the event that any of the previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables will be sold up to CN$95,000,000. The amount of receivables sold under the agreement was CN$95,000,000 (US$71,000,000) and CN$80,000,000 (US$60,000,000) at September 30, 1995 and 1994, respectively.

14  FINANCIAL INSTRUMENTS

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

Interest Rate Swap Agreements

In addition to the interest rate swap agreements related to finance subsidiaries financial instruments discussed in note 12, the Company has several other interest rate swap agreements. These agreements have a total principal/notional amount of $47,000,000 and have fixed rates from 6.99% to 7.855%. The Company is required to make payments to the counterparties at the fixed rate stated in the agreements and in return the Company receives payments at variable rates (LIBOR).

     The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash, Notes Payable and Long-Term Receivables

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-Term Debt

The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 5.

Off-Balance-Sheet Instruments

Fair values for the Company's off-balance-sheet instruments (interest rate swaps) are based on the termination of the agreements.

The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                               1995                                1994
------------------------------------------------------------------------------------------------------------------
September 30 (in thousands)                    Carrying Amount      Fair Value     Carrying Amount      Fair Value
------------------------------------------------------------------------------------------------------------------
Long-term debt:
   Bond issue                                         $150,000        $165,311            $150,000        $156,833
   Private placement debt                               50,000          52,043              70,000          71,837
   Notes payable to insurance company                   60,000          65,286              60,000          62,614
   Industrial revenue bonds                             10,328           9,765              10,537          11,442
   Sundry notes, bonds and mortgages                    51,893          53,160              38,341          36,786
Finance subsidiaries debt                              817,585         824,989             464,882         455,674
Interest rate swaps                                                     (3,671)                              1,426

38  ALCO STANDARD CORPORATION AND SUBSIDIARIES

15  RESTRUCTURING COSTS

On September 29, 1993, the Company adopted a plan to restructure paper distribution business including the following: installation of a customer-focused information system, redesigning of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. In connection with certain elements of the restructuring plan, the Company recorded a charge to earnings of $175,000,000 ($112,875,000 net of taxes or $1.19 per share) in the fourth quarter of fiscal 1993. The charge provided for facility consolidation ($60,700,000), severance costs ($48,000,000) and related organizational and system redesign ($22,000,000).

     At September 30, 1995, the remaining restructuring reserve is $39,302,000, which management believes is adequate to complete the restructuring plan by mid-fiscal 1997. As of September 30, 1995, 84 facility consolidations had been substantially completed. The estimated cost to complete the facility consolidations is $17,000,000 of which a significant portion relates to costs to dispose and maintain facilities that have been or will be vacated. Severance costs have been incurred during 1995 and 1994 in accordance with the plan and $10,000,000 is the estimated balance for severance costs. The related organizational and system redesign is estimated to have a remaining cost of $6,000,000. The Company estimates the remaining cash expenditures for the restructuring plan will be $31,000,000 and will be spent in fiscal 1996 and early fiscal 1997.

16  COMMITMENTS

Effective January 1, 1994, the Company entered into an outsourcing agreement that will provide the information technology system to be implemented as part of the Unisource restructuring plan (note 15). This agreement calls for the payment of $300,000,000 over a ten-year period. At September 30, 1995, the remaining commitment under the agreement is $217,000,000.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  39

FINANCIAL REVIEW

The discussion of the results of operations for the three years ended
September 30, 1995 reviews the continuing operations of the Company as contained in the Consolidated Statements of Income.

RESULTS OF OPERATIONS - 1995

Revenues and income before taxes by segment for fiscal years ended September 30, 1995 and September 30, 1994 and the percentage change for 1995 versus 1994 were:

                                                Revenues                              Income Before Taxes
-----------------------------------------------------------------------------------------------------------------------
(in millions)                              1995          1994      %Change             1995           1994     %Change
-----------------------------------------------------------------------------------------------------------------------
Alco Office Products                     $2,912        $2,240         30.0%          $251.8         $199.4        26.3%
Unisource
   United States                          6,183         5,108         21.0            184.1          148.8        23.7
   Canada                                   804           649         23.9             41.0           13.5       203.7
-----------------------------------------------------------------------------------------------------------------------
Total Unisource                           6,987         5,757         21.4            225.1          162.3        38.7
-----------------------------------------------------------------------------------------------------------------------
Operating                                 9,899         7,997         23.8            476.9          361.7        31.8
Unconsolidated affiliate                                                                            (117.2)
Eliminations and nonallocated                (7)           (1)                       (117.0)*        (87.7)*
-----------------------------------------------------------------------------------------------------------------------
                                         $9,892        $7,996         23.7           $359.9         $156.8
=======================================================================================================================

* Includes interest costs and net corporate expenses.


FISCAL 1995 COMPARED TO FISCAL 1994

The Company increased revenues $1.9 billion to $9.9 billion in fiscal 1995 from $8 billion in fiscal 1994. Income before taxes increased from $156.8 million in fiscal 1994 to $359.9 million in fiscal 1995. Earnings per share increased from $.55 to $1.67. Earnings per share from continuing operations in fiscal 1995 were $1.81, a 26.6% increase over $1.43 per share in 1994, excluding the loss on the sale of IMM Office Systems (IMMOS).

     Alco Office Products (AOP) generated $672 million in increased revenues of which $387 million is related to AOP's base companies, while $68 million relates to fiscal 1994 acquisitions and $217 million to current-year acquisitions. Internal growth in AOP's base companies continues to be across all revenue segments but primarily in equipment sales, outsourcing and supplies. Revenues from Unisource's US operations increased $1.1 billion, of which $74 million relates to current- and prior-year acquisitions. Unisource's Canadian operations increased revenues $155 million, which is net of a negative impact of approximately $12 million relating to foreign currency rate fluctuations. Increased revenue at Unisource is primarily related to substantial price increases experienced in the paper industry during fiscal 1995, as well as sales volume increases.

     AOP's operating income increase of $52.4 million includes $6.1 million from fiscal 1994 acquisitions and $20.2 million from current-year acquisitions. The remaining $26.1 million increase from its base companies is primarily the result of higher operating contributions from the equipment, outsourcing and supply areas of AOP's businesses, along with increased operating income relating to its leasing activities through Alco Capital Resource, Inc. (Alco Capital), net of transformation program costs. Operating margins were 8.6% in 1995 compared to 8.9% in 1994. Excluding costs related to the AOP transformation program, the operating margin for 1995 was 9.0%.

     Operating income for Unisource's US operations increased $35.3 million. This increase includes $3.9 million contributed by current- and prior-year acquisitions. The remaining $31.4 million is from base companies, reflecting the impact of price and volume increases along with the net benefits realized from its restructuring program. Operating income for the Canadian paper operations increased $27.5 million primarily as a result of price increases and growth in the fine paper distribution business and restructuring benefits. Unisource's operating margins increased to 3.2% in fiscal 1995, from 2.8% in the prior year.

     The Company's foreign operations of AOP and Unisource generated $1.1 billion in revenues for fiscal 1995 compared with $843 million for the same period of the prior fiscal year. The Canadian paper distribution business represents $155 million or 62% of the total increase. The increase also includes $78 million from AOP's European operations and $17 million from AOP's Canadian operations. Operating income from foreign operations was $69 million for 1995, up $40 million from the prior year primarily as a result of the increase in operating income of the Canadian paper distribution business. In fiscal 1994, the Company recorded a total pretax loss of $117.2 million from its investment in IMMOS.

     In September 1995, the Company divested Central Products Company for $80 million in cash and notes and recorded a continuing operations pretax gain of approximately $4 million on the sale. Also included in the Company's continuing operations, and related to Central

40  ALCO STANDARD CORPORATION AND SUBSIDIARIES

Products Company, are fiscal 1995 revenues of approximately $120 million and net income of $2.7 million.

     Interest expense increased $12 million from the comparable period in fiscal 1994, as a result of higher interest rates and borrowing levels during the year to fund acquisitions and working capital requirements, offset by the effect of the debt reductions resulting from the Company's conversion preferred stock offering in July 1995. The increase in income from continuing operations before taxes of $203.1 million consists of $85.9 million relating to the combined effect of improved operations from base companies and earnings contributed by acquisitions, net of increased interest costs and other corporate items and the $117.2 million loss on the investment in IMMOS recorded in 1994. The effective income tax rate for the current period is 39.1%. The effective tax rate for 1994 was 55%; however, excluding the IMMOS loss, the effective rate was 39.1%. Fiscal 1995 weighted average shares were 5.1 million shares greater than the 107.5 million shares for fiscal 1994, primarily the result of issuance of shares for acquisitions.

     The Company has owned several manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims, pending for manufacturing or landfill sites in the United States that relate to these discontinued operations. As a result of several recent environmental remediation claims and increased estimated costs associated with existing environmental remediation sites, primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, the Company took a fourth quarter charge in fiscal 1995 to increase its liabilities for environmental remediation. The discontinued operations charge was $24 million ($17 million net of tax), or $.14 per share. The adjustment is management's best estimate, based on information currently available, of costs to be incurred for existing and probable environmental claims of discontinued operations. The Company presently does not expect that additional environmental remediation charges for these sites will be required in the future.

     The major components of the Unisource restructuring plan are proceeding as planned. Unisource management has reduced the pace at which certain changes are being made in order to better control the transformation process, thereby affecting the pace of planned headcount reductions and the timing of originally anticipated net benefits. Unisource expects to achieve the full benefit of the projected $100 million net annual benefits resulting from the completion of the restructuring in fiscal 1997. The restructuring reserve at September 30, 1995 is $39.3 million, which management believes is adequate to complete the restructuring plan.

     AOP has initiated a three-year transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the AOP companies. The initiative will include the exploration of new vendor alliances, the establishment of a national identity for the group and a targeted national accounts program.

     The Company was in arbitration with a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. During the second quarter of fiscal 1995, the Company agreed to pay $10 million to the former subsidiary to settle this claim, which primarily has been charged against existing reserves for discontinued operations. The Company paid $5 million during the second quarter with the remaining $5 million to be paid over the next four years.

     In fiscal 1996, the Company plans to early adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The effect on earnings of this accounting change is expected to be immaterial.

RESULTS OF OPERATIONS - 1994

Revenues and income before taxes by segment for fiscal years ended September 30, 1994 and September 30, 1993 and the percentage change for 1994 versus 1993 were:

                                                   Revenues                         Income Before Taxes
---------------------------------------------------------------------------------------------------------------------
(in millions)                                 1994         1993      %Change          1994          1993      %Change
---------------------------------------------------------------------------------------------------------------------
Alco Office Products                        $2,240       $1,586        41.2%        $199.4        $138.8        43.7%
Unisource
   United States                             5,108        4,174        22.4          148.8         118.7        25.4
   Canada                                      649          690        (5.9)          13.5          18.3       (26.2)
   Restructuring costs                                                                            (175.0)
---------------------------------------------------------------------------------------------------------------------
Total Unisource                              5,757        4,864        18.4          162.3         (38.0)
---------------------------------------------------------------------------------------------------------------------
Operating                                    7,997        6,450        24.0          361.7         100.8
Unconsolidated affiliate                                                            (117.2)         (2.5)
Eliminations and nonallocated                   (1)          (5)                     (87.7)*       (73.7)*
---------------------------------------------------------------------------------------------------------------------
                                            $7,996       $6,445        24.1         $156.8        $ 24.6
=====================================================================================================================

* Includes interest costs and net corporate expenses.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  41

FISCAL 1994 COMPARED WITH FISCAL 1993

The Company's revenues for fiscal 1994 were $8 billion, an increase of $1.5 billion over fiscal 1993 revenues of $6.5 billion. Income before taxes from operations increased to $361.7 million from $100.8 million in fiscal 1993, which included a restructuring charge of $175 million related to the Unisource operations. Earnings per share from continuing operations for fiscal 1994 were $.55 compared to $(.02) for fiscal 1993 which included a loss of $1.19 per share resulting from the Unisource restructuring charge. Earnings per share excluding the loss on the sale of the investment in IMMOS in fiscal 1994 and the effect of the restructuring charge in fiscal 1993 were $1.43 and $1.17, respectively.

     AOP generated $654 million in increased revenues, of which $288 million relates to fiscal 1993 acquisitions and $134 million to fiscal 1994 acquisitions. The remaining $232 million increase reflects continued internal growth in all revenue areas of AOP's base companies, particularly in its equipment, service and outsourcing businesses. The $934 million increase in revenues from Unisource's US operations includes $764 million from acquisitions (primarily Butler Paper) and $170 million of internal growth from its base companies. The $41 million revenue decrease in the Unisource Canadian paper businesses is primarily attributable to a 5.9% decrease in the average foreign exchange rate.

     AOP's operating income increase of $60.6 million includes $16.4 million from prior-year acquisitions and $10.2 million from current-year acquisitions. The remaining $34 million increase reflects continued internal growth from its base companies, which is primarily the result of higher operating contributions from the service, supply and outsourcing areas of AOP's businesses, along with increased operating income related to its leasing activities through Alco Capital. Operating income from Unisource's US paper operations increased $30.1 million. This increase represents a contribution of $17.6 million from prior-year acquisitions and $12.5 million from its base companies. The internal growth is attributable to improved gross margins and expense reductions realized in the last half of the fiscal year offset primarily by lower comparable margins experienced in the first half of the year. The Canadian paper distribution business decrease in operating income of $4.8 million is the result of the carryover of certain incremental merger costs related to the Canadian merger plan implemented in fiscal 1993, gross margin erosion in the first half of the fiscal year and the effects of the declining foreign exchange rates.

     Geographically, revenues from the Company's paper and office products operations outside the U.S. were $843 million for fiscal 1994 compared to $800 million for the prior fiscal year. The increase reflects $77 million from the European operations of Erskine acquired in fiscal 1993 along with $7 million from AOP internal growth, offset by a decrease of $41 million from the Canadian paper distribution business. Operating income from foreign operations was $29.1 million for fiscal 1994, an increase of $1.8 million from the prior year, the result of increased AOP foreign operations, offset by the decrease in operating income of the Canadian paper distribution business.

     The 49.9% investment in IMMOS in October 1992 marked the entry of the Company into the European market, and it was to serve as a base for further expansion in Europe. The venture agreement provided the Company with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, had prevented IMMOS from progressing toward those goals. As a result, in September 1994, the Company sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, the Company was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, the Company acquired profitable operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pretax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $.87 for the quarter ($.88 for fiscal
1994). This charge represents the write-off of the Company's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits. For the fiscal year ended September 30, 1994, the Company recorded a total pretax loss of $117.2 million from its investment in an unconsolidated affiliate. This includes a pretax loss of $115.3 million relating to the sale previously discussed and a $1.9 million operating loss on its investment through March 31, 1994.

     Interest expense increased by $3.6 million from fiscal 1993, a result of higher interest rates and borrowing levels during the year. Income before taxes from continuing operations increased by $132.2 million, which reflects the net effect of the $115.3 million loss on the sale of IMMOS in fiscal 1994 and the $175 million charge for restructuring costs in fiscal 1993. Income before taxes from continuing operations also includes improved operating results from base companies and earnings contributed by current- and prior-year acquisitions net of increased interest costs and other corporate items. The effective income tax rate for fiscal 1994 was 55% com-

42 ALCO STANDARD CORPORATION AND SUBSIDIARIES pared to 69% in fiscal 1993. The effective income tax rate for fiscal 1994, excluding the effect of the sale of IMMOS, was 39.1% compared with 39.6% in fiscal 1993, excluding the effect of the restructuring costs. Fiscal 1994 weighted average shares were 12.7 million shares greater than the 94.8 million shares for fiscal 1993, primarily the result of a public offering of common stock in December 1993.

     During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; the individual and combined effect on earnings of these accounting changes was immaterial.

FINANCIAL CONDITION AND LIQUIDITY

Debt, excluding finance subsidiaries, was $632 million at September 30, 1995, an increase of $187 million from the Company's debt balance at September 30, 1994 of $445 million. This increase in borrowing levels was primarily to satisfy the Company's working capital and acquisition requirements, net of the proceeds from the July 1995 conversion preferred stock offering described below. On December 1, 1994, the Company entered into a credit agreement under which it may borrow up to $500 million. The Company may also borrow up to $100 million under another credit agreement. At September 30, 1995, short-term borrowings supported by these two facilities totaled $252.5 million, leaving $347.5 million unused and available. Debt as a percentage of capitalization was 25.3%, while the current ratio was 1.6 to 1. In July 1995, Moody's Investor Services upgraded the Company's debt rating to A3, from Baa1. At the end of fiscal 1995, the Company's commitments for capital expenditures were approximately $23 million, all of which are expected to be expended during fiscal 1996.

     In July 1995, the Company completed a public offering of approximately 3.9 million depositary shares, each representing 1/100 of a share of Series BB Conversion Preferred Stock. The Series BB Preferred Stock carries a dividend yield of 6.5% and automatically converts into the Company's common stock on October 1, 1998, unless previously converted at the option of the holder. The purpose of the offering is to fund the Company's ongoing acquisition program. Net proceeds of approximately $290 million were used to repay short-term borrowings incurred to fund working capital requirements and acquisitions.

     The Company recorded a pretax charge of approximately $24 million for environmental claims associated with discontinued manufacturing operations during the fourth quarter of fiscal 1995. Since most environmental claims are paid over a period of years, the impact on annual cash flow is expected to be minimal.

     The Company's change in cash from operating activities during fiscal 1995 primarily relates to working capital requirements. Unisource's working capital primarily reflects the effects of substantial price increases experienced in the paper business along with the increased sales volume. Changes in AOP's working capital primarily relate to inventory from growth in the business along with supplier price increases.

     The Company estimates that total cash expenditures in connection with the Unisource restructuring plan will amount to $143 million, of which approximately $112 million has been spent to date, with the $31 million balance anticipated to be paid in fiscal 1996 and early fiscal 1997. Effective January 1, 1994, Unisource entered into a ten-year agreement with ISSC for $300 million, to provide the information technology system to be implemented as part of the restructuring plan. At September 30, 1995, the remaining commitment under the agreement is $217 million. The foregoing commitments are anticipated to be funded from Unisource's operating cash flow.

     Finance subsidiaries debt grew by $352.7 million from September 30, 1994, a result of increased leasing activity. On June 30, 1995, Alco Capital increased the amount available to be offered under its medium term note program by $1 billion or the equivalent thereof in foreign currency, of which $898 million is unused and available. The program allows Alco Capital to offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding the total program amount. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1995, $602 million of medium term notes bearing a weighted average interest rate of 7.0% were outstanding.

     In addition, Alco Capital entered into an agreement in September 1994 to sell under an asset securitization program, an undivided ownership interest in $125 million of eligible direct financing lease receivables. The agreement, which expires in September 1996, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new lease receivables can be sold up to $125 million. During fiscal 1995, Alco Capital sold $67 million in direct financing leases, replacing those leases liquidated and leaving the total amount of contracts sold unchanged at $125 million.

     The Company believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions and restructuring and transformation programs.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  43

CORPORATE FINANCIAL SUMMARY

(in millions except per share data, shareholders of record, employees)

                                                        Eight-Year
                                                   Compound Growth                1995              1994               1993
---------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
Revenues                                                      15.3%           $9,891.8          $7,996.0           $6,444.6
Gross profit                                                  18.6             2,524.9           2,083.3            1,621.1
   % of revenues                                                                  25.5              26.1               25.2
Selling and administrative                                    18.2             2,109.1           1,765.5            1,378.8
   % of gross profit                                                              83.5              84.7               85.1
Operating income                                              22.3               476.9             361.7              100.8
   % of revenues                                                                   4.8               4.5                1.6
Income before taxes                                           19.8               359.9             156.8               24.6
   % of revenues                                                                   3.6               2.0                 .4
Effective income tax rate (%)                                                     39.1              55.0               69.0
Income                                                        20.4               219.3              70.6                7.6
   % of revenues                                                                   2.2                .9                 .1
Earnings (loss) per share
   Primary                                                                        1.81               .55               (.02)
   Fully diluted                                                                      (e)               (e)                (e)
Capital expenditures                                          13.5                99.2             108.0               78.8
Depreciation and amortization                                 14.8               109.7              96.8               76.1
---------------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Income (loss)                                                                 $  (16.6)                            $   (7.5)
Earnings (loss) per share
   Primary                                                                        (.14)                                (.08)
   Fully diluted                                                                      (e)                                  (e)
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATIONS
Net income                                                    12.3%           $  202.7          $   70.6           $     .1
Earnings (loss) per share
   Primary                                                                        1.67               .55               (.10)
   Fully diluted                                                                      (e)               (e)                (e)
---------------------------------------------------------------------------------------------------------------------------
SHARE ACTIVITY
Dividends per share                                            6.2%           $    .52          $    .50           $    .48
Per share book value                                           8.9               12.28             10.72               8.76
Return on shareholders' equity (a)                                                16.0              14.8(b)            11.5(b)
Average common and common equivalent shares                                      112.5             107.5               94.8
Shareholders of record                                                          15,099            14,348             13,999
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION
Days sales outstanding                                                            36.8              37.8               38.9
Inventory turns (FIFO basis)                                                       6.1               6.3                6.3
Current ratio                                                                      1.6               1.6                1.5
Pretax return on capital employed                                                 17.2              17.1(b)            14.7(b)
Pretax return on capital employed with
   finance subsidiaries on equity method                                          21.3              18.4(b)            15.7(b)
Working capital                                                6.6%           $  770.5          $  653.5           $  556.6
Total assets                                                  16.6             4,737.6           3,502.3            3,348.9
Total debt                                                    25.9             1,450.1             910.0            1,207.4
   % of capitalization                                                            43.7              40.0               53.6
Total debt excluding finance subsidiaries                     15.1               632.5             445.1              794.3
   % of capitalization                                                            25.3              24.6               43.2
Serial preferred stock                                                                                                   .3
Employees                                                                       36,500            30,600             28,500
---------------------------------------------------------------------------------------------------------------------------

(a) From continuing operations.

(b) Excludes the effect of the sale of IMMOS (note 4) in fiscal 1994 and restructuring costs (note 15) in fiscal 1993.

(c) Includes the sale of an automobile leasing subsidiary that resulted in a pretax gain of $17,637,000.

(d) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.

(e) Dilution is immaterial after 1987; therefore no disclosure.

(f) Excludes gain on sale of Alco Health Services Corporation of pretax - $96,800,000; net income - $61,900,000.

Note: All share and per share amounts are post-stock split.

44  ALCO STANDARD CORPORATION AND SUBSIDIARIES

                                                        1992         1991          1990          1989          1988         1987
--------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
Revenues                                            $4,925.1     $4,516.0      $4,293.4      $3,783.6      $3,379.4     $3,173.7
Gross profit                                         1,267.1      1,110.0       1,022.4         841.9         690.3        646.8
   % of revenues                                        25.7         24.6          23.8          22.3          20.4         20.4
Selling and administrative                           1,069.6        946.8         864.4         711.1         584.7        552.1
   % of gross profit                                    84.4         85.3          84.5          84.5          84.7         85.4
Operating income                                       225.7        195.3         190.0         153.0         128.4         95.2
   % of revenues                                         4.6          4.3           4.4           4.0           3.8          3.0
Income before taxes                                    172.5        125.8         111.5(d)       97.8          90.2         84.7(c)
   % of revenues                                         3.5          2.8           2.6           2.6           2.7          2.7
Effective income tax rate (%)                           39.6         39.1          42.3          17.1          18.2         38.3
Income                                                 104.2         76.7          64.3(d)       81.1          72.5         49.7(c)
   % of revenues                                         2.1          1.7           1.5           2.1           2.1          1.6
Earnings (loss) per share
   Primary                                              1.11          .85           .72(d)        .90           .74          .55(c)
   Fully diluted                                            (e)          (e)           (e)           (e)           (e)       .52(c)
Capital expenditures                                    54.8         47.4          57.9          57.1          38.3         35.9
Depreciation and amortization                           59.3         58.2          49.5          43.8          37.3         36.4
--------------------------------------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS
Income (loss)                                       $   (8.4)    $   40.9      $   29.2      $   85.5      $   37.0     $   30.5
Earnings (loss) per share
   Primary                                              (.09)         .45           .33           .94           .38          .34
   Fully diluted                                            (e)          (e)           (e)           (e)           (e)       .31
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATIONS
Net income                                          $   95.8     $  117.6      $   93.5(d)   $  166.6      $  109.5     $   80.2(c)
Earnings (loss) per share
   Primary                                              1.02         1.30          1.05(d)       1.84          1.12          .89(c)
   Fully diluted                                            (e)          (e)           (e)           (e)           (e)       .83(c)
--------------------------------------------------------------------------------------------------------------------------------
SHARE ACTIVITY
Dividends per share                                 $    .46     $    .44      $    .42      $    .38      $    .34     $    .32
Per share book value                                    9.36         9.20          8.47          7.48          7.04         6.21
Return on shareholders' equity (a)                      11.4         15.0          13.5          16.9(f)       16.9         15.8
Average common and common equivalent shares             93.8         90.1          89.1          90.4          97.5         90.3
Shareholders of record                                13,726       14,096        14,152        13,410        14,103       12,875
--------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION
Days sales outstanding                                  37.8         38.6          39.7          39.3          38.5         38.9
Inventory turns (FIFO basis)                             5.9          5.7           5.7           5.7           5.6          5.3
Current ratio                                            1.7          1.9           1.7           1.6           1.9          2.1
Pretax return on capital employed                       15.3         20.8          20.1          20.8(f)       19.9         21.3
Pretax return on capital employed with
   finance subsidiaries on equity method                16.2         22.5          21.6          21.7(f)       20.3         21.3
Working capital                                     $  496.0     $  516.0      $  404.3      $  342.8      $  412.3     $  462.5
Total assets                                         2,444.8      2,020.6       1,916.5       1,623.9       1,512.4      1,389.3
Total debt                                             782.2        524.9         450.6         378.0         253.6        229.4
   % of capitalization                                  47.6         38.9          37.4          36.9          26.6         26.3
Total debt excluding finance subsidiaries              481.7        304.2         291.0         283.5         201.4        205.8
   % of capitalization                                  35.8         27.0          27.8          30.5          22.4         24.2
Serial preferred stock                                   1.6          2.9           4.9           7.4           9.9         11.4
Employees                                             23,500       18,800        20,900        19,800        17,300       17,300
--------------------------------------------------------------------------------------------------------------------------------

Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994 - loss on sale of investment in IMMOS (note 4), pretax income ($115,265,000), net income ($95,086,000), earnings per share ($.88); fiscal
1993 - restructuring costs (note 15), operating income ($175,000,000), net income ($112,875,000), earnings per share ($1.19).

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  45

SEGMENT DATA

(continuing operations, in millions)

                                                                                                                    Depreciation
                                                                          Income                        Capital              and
                                                       Revenues     Before Taxes         Assets    Expenditures     Amortization
--------------------------------------------------------------------------------------------------------------------------------
EIGHT-YEAR COMPOUND GROWTH
1987-1995
Alco Office Products                                       32.7%            39.5%          40.3%           14.0%            22.0%
Unisource                                                  15.0             14.2           18.1            22.9             15.3
================================================================================================================================
1995
Alco Office Products                                   $2,911.7          $ 251.8       $2,570.4          $ 48.4           $ 74.4
Unisource
   United States                                        6,183.3            184.1        1,666.7            48.5             27.1
   Canada                                                 804.0             41.0          330.3             1.5              6.2
--------------------------------------------------------------------------------------------------------------------------------
Total Unisource                                         6,987.3            225.1        1,997.0            50.0             33.3
--------------------------------------------------------------------------------------------------------------------------------
Operating                                               9,899.0            476.9        4,567.4            98.4            107.7
Eliminations and nonallocated                              (7.2)          (117.0)*        170.2              .8              2.0
--------------------------------------------------------------------------------------------------------------------------------
                                                       $9,891.8          $ 359.9       $4,737.6          $ 99.2           $109.7
================================================================================================================================
1994
Alco Office Products                                   $2,240.4          $ 199.4       $1,672.2          $ 72.5           $ 62.7
Unisource
   United States                                        5,107.6            148.8        1,391.5            30.5             26.1
   Canada                                                 648.9             13.5          296.5             3.4              6.4
--------------------------------------------------------------------------------------------------------------------------------
Total Unisource                                         5,756.5            162.3        1,688.0            33.9             32.5
--------------------------------------------------------------------------------------------------------------------------------
Operating                                               7,996.9            361.7        3,360.2           106.4             95.2
Unconsolidated affiliate                                                  (117.2)
Eliminations and nonallocated                               (.9)           (87.7)*        142.1             1.6              1.6
--------------------------------------------------------------------------------------------------------------------------------
                                                       $7,996.0          $ 156.8       $3,502.3          $108.0           $ 96.8
================================================================================================================================
1993
Alco Office Products                                   $1,585.6          $ 138.8       $1,450.0          $ 55.9           $ 45.4
Unisource
   United States                                        4,173.7            118.7        1,319.6            18.8             22.3
   Canada                                                 690.4             18.3          314.3             2.9              6.9
   Restructuring costs                                                    (175.0)
--------------------------------------------------------------------------------------------------------------------------------
Total Unisource                                         4,864.1            (38.0)       1,633.9            21.7             29.2
--------------------------------------------------------------------------------------------------------------------------------
Operating                                               6,449.7            100.8        3,083.9            77.6             74.6
Unconsolidated affiliate                                                    (2.5)         118.1
Eliminations and nonallocated                              (5.1)           (73.7)*        146.9             1.2              1.5
--------------------------------------------------------------------------------------------------------------------------------
                                                       $6,444.6          $  24.6       $3,348.9          $ 78.8           $ 76.1
================================================================================================================================
1992
Alco Office Products                                   $1,259.2          $ 105.2         $967.5          $ 33.8           $ 37.0
Unisource
   United States                                        3,585.1            118.2          988.7            19.1             20.0
   Canada                                                  82.8              2.3          295.8             1.1               .6
--------------------------------------------------------------------------------------------------------------------------------
Total Unisource                                         3,667.9            120.5        1,284.5            20.2             20.6
--------------------------------------------------------------------------------------------------------------------------------
Operating                                               4,927.1            225.7        2,252.0            54.0             57.6
Investment gain, net                                                         6.7
Eliminations and nonallocated                              (2.0)           (59.9)*         69.2              .8              1.7
--------------------------------------------------------------------------------------------------------------------------------
                                                       $4,925.1          $ 172.5       $2,321.2          $ 54.8           $ 59.3
================================================================================================================================

46  ALCO STANDARD CORPORATION AND SUBSIDIARIES

                                                                                                                    Depreciation
                                                                       Income                          Capital               and
                                                    Revenues     Before Taxes          Assets     Expenditures      Amortization
--------------------------------------------------------------------------------------------------------------------------------
1991
Alco Office Products                                $1,047.1           $ 79.6        $  781.3           $ 28.6            $ 36.3
Unisource
   United States                                     3,441.1            113.8           897.3             16.1              18.4
   Canada                                               35.8              1.9             8.2               .2                .4
--------------------------------------------------------------------------------------------------------------------------------
Total Unisource                                      3,476.9            115.7           905.5             16.3              18.8
--------------------------------------------------------------------------------------------------------------------------------
Operating                                            4,524.0            195.3         1,686.8             44.9              55.1
Eliminations and nonallocated                           (8.0)           (69.5)*         177.8              2.5               3.1
--------------------------------------------------------------------------------------------------------------------------------
                                                    $4,516.0           $125.8        $1,864.6           $ 47.4            $ 58.2
================================================================================================================================
1990
Alco Office Products                                $  951.7           $ 58.9        $  680.5           $ 32.3            $ 33.2
Unisource
   United States                                     3,316.3            129.4           843.9             24.6              14.9
   Canada                                               22.2              1.7             8.5               .1                .2
--------------------------------------------------------------------------------------------------------------------------------
Total Unisource                                      3,338.5            131.1           852.4             24.7              15.1
--------------------------------------------------------------------------------------------------------------------------------
Operating                                            4,290.2            190.0         1,532.9             57.0              48.3
Investment gain                                                           5.6
Unusual charges (AOP)                                                   (10.3)
Eliminations and nonallocated                            3.2            (73.8)*          88.8               .9               1.2
--------------------------------------------------------------------------------------------------------------------------------
                                                    $4,293.4           $111.5        $1,621.7           $ 57.9            $ 49.5
================================================================================================================================
1989
Alco Office Products                                $  729.5           $ 41.3        $  540.4           $ 26.5            $ 26.7
Unisource - United States                            3,047.3            111.7           692.7             27.5              14.5
--------------------------------------------------------------------------------------------------------------------------------
Operating                                            3,776.8            153.0         1,233.1             54.0              41.2
Eliminations and nonallocated                            6.8            (55.2)*         108.3              3.1               2.6
--------------------------------------------------------------------------------------------------------------------------------
                                                    $3,783.6           $ 97.8        $1,341.4           $ 57.1            $ 43.8
================================================================================================================================
1988
Alco Office Products                                $  484.8           $ 28.9        $  328.7           $ 19.6            $ 19.4
Unisource - United States                            2,755.5             99.5           670.9             15.9              13.9
--------------------------------------------------------------------------------------------------------------------------------
Operating                                            3,240.3            128.4           999.6             35.5              33.3
Gains, net of losses, from divestitures                                  7.9
Eliminations and nonallocated                          139.1            (46.1)*         140.0              2.8               4.0
--------------------------------------------------------------------------------------------------------------------------------
                                                    $3,379.4           $ 90.2        $1,139.6           $ 38.3            $ 37.3
================================================================================================================================
1987
Alco Office Products                                $  303.7           $ 17.6        $  171.0           $ 17.0            $ 15.2
Unisource - United States                            2,281.7             77.6           528.8              9.6              10.7
--------------------------------------------------------------------------------------------------------------------------------
Operating                                            2,585.4             95.2           699.8             26.6              25.9
Gains, net of losses, from divestitures                                  17.6
Eliminations and nonallocated                          588.3            (28.1)*         348.5              9.3              10.5
--------------------------------------------------------------------------------------------------------------------------------
                                                    $3,173.7           $ 84.7        $1,048.3           $ 35.9            $ 36.4
================================================================================================================================

* Includes interest costs and net corporate expenses.

                                  ALCO STANDARD CORPORATION AND SUBSIDIARIES  47

QUARTERLY DATA

(unaudited, in millions except per share data)

                                          First            Second               Third              Fourth
                                        Quarter           Quarter             Quarter             Quarter               Total
-----------------------------------------------------------------------------------------------------------------------------
1995
Revenues                               $2,181.6          $2,445.8            $2,595.9            $2,668.5            $9,891.8
Gross profit                              565.8             619.6               658.0               681.5             2,524.9
Income before taxes                        74.5              81.9                97.1               106.4               359.9
Income (loss)
   Continuing operations                   45.5              49.1                58.9                65.8               219.3
   Discontinued operations                                                                          (16.6)(a)           (16.6)(a)
-----------------------------------------------------------------------------------------------------------------------------
Net income                             $   45.5          $   49.1            $   58.9           $    49.2            $  202.7
=============================================================================================================================
Earnings (loss) per share
   Continuing operations               $    .38          $    .41            $    .50            $    .52            $   1.81
   Discontinued operations                                                                           (.14)(a)            (.14)(a)
-----------------------------------------------------------------------------------------------------------------------------
                                       $    .38          $    .41            $    .50            $    .38            $   1.67
=============================================================================================================================
Dividends per share                    $    .13          $    .13            $    .13            $    .13            $    .52
Common stock price
   High/Low                       31 7/8-26 1/2     36 7/8-30 7/8       40 1/8-34 3/8       43 5/8-38 1/4       43 5/8-26 1/2
-----------------------------------------------------------------------------------------------------------------------------
1994
Revenues                               $1,921.8          $1,969.4            $2,001.3            $2,103.5            $7,996.0
Gross profit                              485.4             511.7               535.4               550.8             2,083.3
Income (loss) before taxes                 53.4              63.0               (38.9)(b)            79.3               156.8(b)
Net income (loss)                          31.9              38.0               (48.3)(b)            49.0                70.6(b)
=============================================================================================================================
Earnings (loss) per share                   .30               .32                (.48)(b)             .42                 .55(b)
=============================================================================================================================
Dividends per share                    $   .125          $   .125            $   .125            $   .125            $    .50
Common stock price
   High/Low                       27 3/8-21 3/4     29 3/8-25 3/4       30 1/8-24 3/4       32 3/4-28 1/2       32 3/4-21 3/4

(a) The Company recorded a pretax charge of $23,630,000 ($16,541,000 net of taxes or $.14 per share) for environmental liabilities of discontinued operations.

(b) Includes a pretax charge of $115,265,000 ($95,086,000 net of taxes or $.87 per share for the third quarter and $.88 for the fiscal year) for the sale of the investment in IMMOS.

Note: All share and per share amounts are post-stock split.

48  ALCO STANDARD CORPORATION AND SUBSIDIARIES