Form 10-K, Exhibit 13
period 1996-09-30
ALCO STANDARD CORP
filed 1996-12-30
CIK 3370

                                                              Financial Contents

                     22      Management's Responsibility for Financial Reporting
                     22      Report of Ernst & Young LLP, Independent Auditors
                     23      Consolidated Financial Statements
                     38      Financial Review
                     40      Corporate Financial Summary
                     42      Quarterly Financial Summary (Unaudited)

                                                        IKON OFFICE SOLUTIONS 21

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

Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Alco Standard Corporation supports an active program of auditing to monitor the proper functioning of its systems. The reports issued by Alco, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of three directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP, Alco and management to review audit scope, timing and results.

/s/ John E. Stuart

John E. Stuart

Chairman and Chief Executive Officer

/s/ Kurt E. Dinkelacker

Kurt E. Dinkelacker

President and Chief Operating Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

Alco Standard Corporation

We have audited the accompanying consolidated balance sheets of Alco Standard Corporation and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alco Standard Corporation and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 16, 1996,
except for note 2,
as to which the date is
November 20, 1996


IKON OFFICE SOLUTIONS 22

CONSOLIDATED STATEMENTS OF INCOME

Alco Standard Corporation and Subsidiaries

Fiscal Year Ended September 30 (in thousands, except per share data)           1996             1995            1994
--------------------------------------------------------------------------------------------------------------------
Revenues
Net sales                                                                $2,381,151       $1,807,408      $1,397,271
Service and rentals                                                       1,560,915        1,191,175         927,065
Finance income                                                              157,707           93,019          66,731
--------------------------------------------------------------------------------------------------------------------
                                                                          4,099,773        3,091,602       2,391,067
--------------------------------------------------------------------------------------------------------------------

Costs and Expenses
Cost of goods sold                                                        1,552,183        1,189,533         905,933
Service and rental costs                                                    794,686          603,664         457,983
Finance interest expense                                                     68,043           40,216          27,978
Selling and administrative                                                1,374,805        1,046,005         822,586
Loss from unconsolidated affiliate                                                                           117,158
--------------------------------------------------------------------------------------------------------------------
                                                                          3,789,717        2,879,418       2,331,638
--------------------------------------------------------------------------------------------------------------------

Operating Income                                                            310,056          212,184          59,429
Interest Expense                                                             37,179           21,672          16,118
--------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations Before Taxes                              272,877          190,512          43,311
Taxes on Income                                                             107,984           75,501          41,315
--------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                           164,893          115,011           1,996
Discontinued Operations                                                      45,848           88,661          74,476
--------------------------------------------------------------------------------------------------------------------
Net Income                                                                  210,741          203,672          76,472

Less Preferred Dividends                                                     22,319           15,209          11,572
--------------------------------------------------------------------------------------------------------------------
Net Income Available to Common Shareholders                              $  188,422       $  188,463      $   64,900
--------------------------------------------------------------------------------------------------------------------

Earnings (Loss) Per Share
Continuing operations                                                    $     1.12        $     .86      $     (.09)
Discontinued operations                                                         .36              .76             .67
====================================================================================================================
                                                                         $     1.48        $    1.62      $      .58
====================================================================================================================
Cash Dividends Per Share of Common Stock                                 $      .56        $     .52      $      .50

See notes to consolidated financial statements.


                                                        IKON OFFICE SOLUTIONS 23

CONSOLIDATED BALANCE SHEETS
Alco Standard Corporation and Subsidiaries

September 30 (dollars in thousands)                                     1996              1995
----------------------------------------------------------------------------------------------
Assets
Current Assets
Cash                                                              $   46,056        $   66,413
Accounts receivable, less allowances of:
 1996 - $35,308; 1995 - $32,856                                      513,378           368,518
Finance receivables, net                                             435,434           326,315
Inventories                                                          350,774           267,756
Prepaid expenses                                                      80,352            46,626
Deferred taxes                                                        83,161            56,323
----------------------------------------------------------------------------------------------
Total current assets                                               1,509,155         1,131,951
----------------------------------------------------------------------------------------------
Investments and Long-Term Receivables                                 48,165            47,185
Long-Term Finance Receivables, net                                   878,324           587,789
Equipment on Operating Leases, net
  of accumulated amortization of:
  1996 - $153,909; 1995 - $134,848                                    95,043            68,488
Property and Equipment, at cost
Land                                                                   9,412             4,966
Buildings and improvements                                            72,709            58,101
Machinery and equipment                                              276,113           187,350
----------------------------------------------------------------------------------------------
                                                                     358,234           250,417
Less accumulated depreciation                                        169,416           126,155
----------------------------------------------------------------------------------------------
                                                                     188,818           124,262
----------------------------------------------------------------------------------------------
Other Assets
Goodwill                                                           1,087,210           792,850
Miscellaneous                                                         88,679            22,829
----------------------------------------------------------------------------------------------
                                                                   1,175,889           815,679
----------------------------------------------------------------------------------------------
Net Assets of Discontinued Operations                              1,489,201         1,334,976
----------------------------------------------------------------------------------------------
                                                               $   5,384,595     $   4,110,330
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

IKON OFFICE SOLUTIONS 24

September 30 (dollars in thousands)                                     1996              1995
----------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                 $   62,697        $   37,457
Current portion of long-term debt, finance subsidiaries              314,000           171,232
Notes payable                                                        186,462           256,601
Trade accounts payable                                               123,571            68,827
Accrued salaries, wages and commissions                              101,632            82,382
Deferred revenues                                                    200,225           182,172
Other accrued expenses                                               269,400           188,593
----------------------------------------------------------------------------------------------
Total current liabilities                                          1,257,987           987,264
----------------------------------------------------------------------------------------------
Long-Term Debt                                                       721,923           316,688

Long-Term Debt, Finance Subsidiaries                                 813,026           646,353

Deferred Taxes                                                       191,272           108,706

Other Long-Term Liabilities                                          144,883           159,957

Shareholders' Equity
Series AA convertible preferred stock, no par value:
 1995 - 4,025,000 depositary shares issued and outstanding                             201,924
Series BB conversion preferred stock, no par value:
 3,877,200 depositary shares issued and outstanding                   290,170          290,170
Common stock, no par value: authorized 300,000,000 shares;
 issued 1996 - 131,930,000 shares; 1995 - 116,136,000 shares        1,305,413          643,998
Retained earnings                                                     701,771          781,536
Foreign currency translation adjustment                               (25,187)         (21,540)
Cost of common shares in treasury: 1996 - 374,000 shares;
 1995 - 118,000 shares                                                (16,663)          (4,726)
----------------------------------------------------------------------------------------------
                                                                    2,255,504        1,891,362
----------------------------------------------------------------------------------------------
                                                                   $5,384,595       $4,110,330
==============================================================================================
See notes to consolidated financial statements.


                                                        IKON OFFICE SOLUTIONS 25

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Alco Standard Corporation and Subsidiaries

Fiscal Year Ended September 30 (in thousands, except per share data)     1996                   1995                  1994
---------------------------------------------------------------------------------------------------------------------------------
                                                                  Shares    Amounts       Shares    Amounts     Shares    Amounts
---------------------------------------------------------------------------------------------------------------------------------
Series AA Convertible Preferred Stock
Balance, beginning of year                                         4,025  $ 201,924        4,025  $ 199,912     4,025    $197,900
Dividend accretion                                                              503                   2,012                 2,012
Preferred stock conversion                                        (4,025)  (202,427)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                       4,025  $ 201,924     4,025    $199,912
=================================================================================================================================
Series BB Conversion Preferred Stock
Balance, beginning of year                                         3,877  $ 290,170
Issued in public offering                                                                  3,877  $ 290,170
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                               3,877  $ 290,170        3,877  $ 290,170
=================================================================================================================================
Common Stock
Balance, beginning of year                                       116,136  $ 643,998      112,998  $ 551,711   101,498   $ 259,527
Issued in public offering                                                                                      11,500     293,500
Series AA preferred stock conversion                               8,198    368,382
Mergers, acquisitions and other                                    7,596    285,836        3,138     87,566                (4,104)
Tax benefit relating to stock plans                                           7,197                   4,721                 2,788
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                             131,930 $1,305,413      116,136  $ 643,998   112,998   $ 551,711
=================================================================================================================================
Retained Earnings
Balance, beginning of year                                                $ 781,536               $ 659,526             $ 664,910
Net income                                                                  210,741                 203,672                76,472
Cash dividends declared:
  Series AA preferred stock, per share: 1996 - $.719;
    1995 - $2.875; 1994 - $2.875                                             (2,779)                (11,572)              (11,572)
  Series BB preferred stock, per share: 1996 - $5.04;
    1995 - $.938                                                            (19,540)                 (3,637)
  Common stock, per share: 1996-$.56;
    1995 - $.52; 1994 - $.50                                                (70,010)                (57,267)              (52,222)
  Pooled companies, prior to merger                                            (177)                 (2,159)               (4,916)
Series AA preferred stock conversion                                       (199,108)
Credits (charges) from issuance of
  treasury shares and other                                                   1,108                  (7,027)              (13,146)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      $ 701,771               $ 781,536             $ 659,526
=================================================================================================================================
Foreign Currency Translation Adjustment
Balance, beginning of year                                                $ (21,540)              $ (22,609)            $ (23,602)
Translation adjustment                                                       (3,647)                  1,069                (1,444)
Sale of investment in unconsolidated affiliate                                                                              2,437
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      $ (25,187)              $ (21,540)            $ (22,609)
=================================================================================================================================
Cost of Common Shares in Treasury
Balance, beginning of year                                           118  $  (4,726)         148  $  (4,067)    3,616   $ (64,048)
Purchases                                                          2,004    (86,084)       2,783    (91,430)    1,774     (47,733)
Reissued for:
  Exercise of options                                               (395)    17,287         (544)    16,652      (908)     18,027
  Sales to employee stock plans                                     (534)    23,710       (2,267)    74,067    (2,344)     47,799
  Mergers, acquisitions and other                                                             (2)        52    (1,990)     41,888
  Series AA preferred stock conversion                              (819)    33,150
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                 374  $ (16,663)         118  $  (4,726)      148   $  (4,067)
=================================================================================================================================

See notes to consolidated financial statements.

26 IKON OFFICE SOLUTIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS
Alco Standard Corporation and Subsidiaries

Fiscal Year Ended September 30 (in thousands)                                     1996              1995              1994
--------------------------------------------------------------------------------------------------------------------------
Operating Activities
 Income from continuing operations                                         $   164,893       $   115,011          $  1,996
 Additions (deductions) to reconcile net income from continuing operations to net cash provided by operating activities
  of continuing operations
   Depreciation                                                                 84,447            62,064            48,881
   Amortization                                                                 34,107            25,309            18,548
   Provisions for losses on accounts receivable                                 18,296            10,051             7,133
   Provision for deferred income taxes                                          62,174            42,106             6,106
   Loss on sale of investment in unconsolidated affiliate                                                          115,265
   Changes in operating assets and liabilities, net of
    effects from acquisitions and divestitures:
     Increase in accounts receivable                                           (83,783)          (66,184)          (35,003)
     (Increase) decrease in inventories                                        (41,445)          (41,698)           13,840
     Increase in prepaid expenses                                              (52,733)          (18,508)           (2,154)
     Increase in accounts payable, deferred revenues
      and accrued expenses                                                      77,430            73,552            32,700
   Miscellaneous                                                                 4,475             5,166             7,052
--------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities of continuing operations         267,861           206,869           214,364
    Net cash provided by (used in) operating activities of
     discontinued operations                                                   205,914           (66,618)           94,538
--------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                  473,775           140,251           308,902
--------------------------------------------------------------------------------------------------------------------------
Investing Activities
 Cost of companies acquired, net of cash acquired                             (171,804)         (260,975)          (46,112)
 Expenditures for property and equipment                                      (146,634)          (91,112)          (79,026)
 Proceeds from sale of property and equipment                                   34,482            18,427            20,098
 Purchase of miscellaneous assets                                              (19,054)           (8,729)           (3,360)
 Finance receivables - additions                                            (1,005,270)         (665,058)         (408,412)
 Finance receivables - collections                                             389,384           241,886           210,969
 Proceeds from sale (net of cash retained) of investment
  in unconsolidated affiliate                                                                                        8,226
--------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities of continuing operations            (918,896)         (765,561)         (297,617)
    Net cash used in investing activities of
     discontinued operations                                                  (201,356)         (131,628)          (59,554)
--------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                   (1,120,252)         (897,189)         (357,171)
--------------------------------------------------------------------------------------------------------------------------
Financing Activities
 Proceeds from:
  Issuance of long-term debt                                                   436,800            30,035            11,150
  Issuance of Series BB conversion preferred stock, net                                          290,170
  Issuance of common stock, net                                                                                    293,500
  Option exercises and sale of treasury shares                                  55,084            91,848            69,914
  Sale of finance subsidiaries' lease receivables                              202,713            66,677           125,000
  Life insurance borrowings                                                      2,349             3,342            31,055
Issuance (repayment) of short-term borrowings, net                             (69,883)          158,569           (68,278)
Long-term debt repayments                                                      (74,546)          (40,394)         (344,511)
Finance subsidiaries' debt - issuance                                          515,673           534,717           248,098
Finance subsidiaries' debt - repayments                                       (206,232)         (182,014)         (196,308)
Dividends paid                                                                 (91,826)          (70,464)          (61,900)
Purchase of treasury shares                                                    (86,084)          (91,430)          (47,733)
--------------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities of continuing operations         684,048           791,056            59,987
    Net cash used in financing activities of
     discontinued operations                                                   (57,928)           (4,706)           (7,257)
--------------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                  626,120           786,350            52,730
--------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                                (20,357)           29,412             4,461
Cash at beginning of year                                                       66,413            37,001            32,540
--------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                         $   46,056        $   66,413        $   37,001
==========================================================================================================================

See notes to consolidated financial statements.

                                                        IKON OFFICE SOLUTIONS 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alco Standard Corporation and Subsidiaries

Alco Standard Corporation (Alco or the Company), through its IKON Office Solutions business (IKON), sells, rents and leases photocopiers, fax machines and other automated office equipment for use in both traditional and integrated office environments. IKON, which operates as one business segment, also provides equipment service and supplies, equipment financing and facilities management and specialized document copying services. IKON has locations throughout the United States and Canada and in Europe (primarily in the United Kingdom), which comprise the largest network of independent copier and office equipment dealers in North America and in the United Kingdom. IKON has built upon these strengths in recent years to expand into outsourcing and networking services to provide one-stop shopping to customers who seek quality, accessible office productivity solutions.

1 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements include the accounts of Alco and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. As a result of the decision to spin off Unisource Worldwide, Inc. (Unisource), the Company's printing and imaging and supply systems distribution business, as discussed in note 2, and the mergers with two companies that have been accounted for as poolings of interests, as discussed in note 3, prior-period amounts have been restated. All of the following notes, unless otherwise stated, reflect data on a continuing operations basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and notes. Actual results could differ from those estimates and assumptions.

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

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out method and consist of finished goods available for sale.

Goodwill
Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over 40 years by the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

Depreciation
Properties and equipment are depreciated over their useful lives by the straight-line method.

Earnings (Loss) Per Share
Earnings (Loss) per share are based on 127,649,000 weighted average shares in 1996, 116,474,000 shares in 1995 and 111,412,000 shares in 1994, and include the dilutive effect of common stock equivalents, principally stock options. All common shares and per share amounts have been adjusted to give retroactive effect to a two-for-one stock split effected in the form of a stock dividend distributed on November 9, 1995 to holders of record on October 27, 1995.

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

Pending Accounting Changes
In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt FAS 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.


28 IKON OFFICE SOLUTIONS

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement establishes a fair value method of accounting for stock-based compensation plans. Adoption of the fair value method is encouraged; however, entities may elect to continue to account for stock-based compensation plans according to the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" (APB 25), while providing additional disclosures required by FAS 123. The Company is required to adopt FAS 123 in the first quarter of fiscal 1997, and intends to account for stock-based compensation according to APB 25 and provide FAS 123 disclosures as required.

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125), which establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not believe the effect of adoption will be material.

Interest Rate Swap Agreements
The Company has entered into several interest rate swap agreements as a means of managing its interest rate exposure. These agreements have the effect of converting certain of the Company's variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense.

2 DISCONTINUED OPERATIONS

On June 19, 1996, the Company announced that it would separate Unisource, its printing and imaging and supply systems distribution business from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. In order to effect the separation of these businesses, Alco has declared a dividend payable to holders of record of Alco common stock at the close of business on December 13, 1996 (the Record Date) of one share of common stock, no par value, of Unisource Worldwide, Inc. (Unisource Common Stock), for every two shares of Alco stock owned on the Record Date. The actual number of shares of Unisource Common Stock to be distributed will be determined as of the Record Date. As a result of the distribution, 100% of the outstanding shares of Unisource Common Stock will be distributed to Alco shareholders. The Internal Revenue Service has issued a ruling letter which provides that, except for any cash received in lieu of fractional shares, the spin-off of Unisource will be tax-free to Alco and to Alco's U.S. shareholders. Alco expects to complete the spin-off by December 31, 1996 (the Distribution Date) and to mail the Unisource shares during the last week of December 1996.

In conjunction with the separation of their businesses, Unisource and Alco entered into various agreements that address the allocation of assets and liabilities between them and define their relationship after the separation, including a Distribution Agreement (Distribution Agreement), a Benefits Agreement (Benefits Agreement) and a Tax Sharing and Indemnification Agreement (Tax Sharing Agreement).

The Distribution Agreement provides for, among other things, the principal transactions required to effect the Distribution, the conditions to the Distribution, the allocation between Alco and Unisource of certain assets and liabilities, and cooperation by Alco and Unisource in the provision of information and certain facilities necessary to perform the administrative functions incident to their respective businesses. The Distribution Agreement includes cross indemnification provisions pursuant to which Unisource and Alco indemnify each other for damages that may arise out a breach of their respective obligations under the agreement.

Under the Benefits Agreement, the wages, salaries and employee benefits of all employees of Unisource will be the responsibility of Unisource. Generally, Unisource's obligation to provide benefits will include all obligations with respect to Unisource employees under pension plans, savings plans and multiemployer plans, welfare plans (retiree medical plans), supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Unisource employees and will include liabilities that arose while the individuals were employed by Alco. The Benefits Agreement requires Alco to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under Alco's 1985, 1991 and 1994 deferred compensation plans. Unisource will assume certain Alco pension plans covering Unisource employees, and assets and liabilities attributable to Unisource employees under Alco's participating companies pension plan and Alco's 401(k) plan will be transferred to a new Unisource pension plan and 401(k) plan, respectively.

Under the Tax Sharing Agreement, Unisource will bear its respective share of (i) Alco's Federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability, and (iii) Alco's consolidated personal property tax liability for all tax periods that end before or that include the Distribution Date. For the taxable year ended September 30, 1996, Unisource's share of Alco's Federal consolidated tax liability (or benefit) will be 40% of such liability (or benefit) and Alco's share of such liability (or benefit) will be 60%. Unisource is responsible for paying any tax liabilities arising for any tax returns that it files separately. If any tax year ending before or including the Distribution Date is subsequently examined by the IRS, and an adjustment results from such examination, then Unisource's share of Alco's additional Federal consolidated income tax liability (or benefit for that tax year) shall be computed and agreed to by the parties. The Tax Sharing Agreement generally provides that in the event


                                                        IKON OFFICE SOLUTIONS 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alco Standard Corporation and Subsidiaries

2 DISCONTINUED OPERATIONS (CONT)

either Alco or Unisource takes any action inconsistent with, or fails to take any action required by, or in accordance with the qualification of the Distribution as tax-free, then Alco or Unisource, as the case may be, will be liable for and indemnify and hold the other harmless from any tax liability resulting from such action.

The Company has accounted for Unisource as a discontinued operation for all periods presented in these financial statements. Prior-year amounts for Unisource have been restated to reflect interest and other expenses allocated by Alco. Unisource has been charged corporate interest expense based on the relationship of its net assets to total Alco net assets, excluding corporate debt, in amounts of $29,572,000 in 1996, $26,586,000 in 1995 and $19,813,000 in
1994. The Company recorded a charge against earnings of $50,000,000 in the third quarter of fiscal 1996 for new restructuring activities at Unisource. The charge includes facility closures costs of $33,000,000 and severance costs for approximately 900 employees of $17,000,000 associated with the announced regional realignment from ten to five regions in the United States and facilities mergers in the U.S. and Canada. An $18,000,000 charge against earnings was recorded in the third quarter of fiscal 1996 for costs associated with the spin-off of Unisource consisting primarily of investment banking fees, legal and accounting fees, filing fees and employee termination costs directly related to the spin-off.

The Company has owned several manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims pending for manufacturing or landfill sites in the United States that relate to these discontinued operations. As a result of several environmental remediation claims, and increased estimated costs associated with existing environmental remediation sites, primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, the Company took a fourth quarter charge in fiscal 1995 to increase its liabilities for environmental remediation. The discontinued operations charge was $23,630,000 ($16,541,000 net of tax) or $.14 per share.

During 1995, the Company agreed to pay $10,000,000 to settle a claim by a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. This amount was primarily charged against existing reserves for discontinued operations. The Company paid $5,000,000 during 1995 and $2,000,000 in 1996, with the remaining $3,000,000 to be paid over the next three years.

The results of discontinued operations were:

Fiscal year ended September 30 (in thousands)

                                    1996             1995             1994
--------------------------------------------------------------------------------
Revenues (Unisource)          $7,022,808       $6,987,274       $5,756,519
--------------------------------------------------------------------------------
Income (loss) before taxes
 Unisource
  (including $50,000
  restructuring charge
  in 1996)                    $  103,003       $  172,745       $  122,293
  Spin-off costs                 (18,000)
  Environmental charge                            (23,630)
--------------------------------------------------------------------------------
                                  85,003          149,115          122,293
Tax expense (benefit)
 Unisource                        43,005           67,543           47,817
 Spin-off costs                   (3,850)
 Environmental charge                              (7,089)
--------------------------------------------------------------------------------
                                  39,155           60,454           47,817
Net income (loss)
 Unisource                        59,998          105,202           74,476/(1)/
 Spin-off costs                  (14,150)
 Environmental charge                             (16,541)
--------------------------------------------------------------------------------
                              $   45,848       $   88,661       $   74,476
================================================================================

/(1)/ Before cumulative effect of accounting change.

The net assets of discontinued operations consist of:



September 30 (in thousands)                         1996             1995
--------------------------------------------------------------------------------
Working capital                               $  750,792       $  815,102
Net property and equipment                       224,168          227,137
Other assets                                     637,062          367,694
Long-term debt and
 other liabilities                              (122,821)         (74,957)
--------------------------------------------------------------------------------
Unisource equity and
 intercompany debt                            $1,489,201       $1,334,976
================================================================================

In the first quarter of fiscal 1997, Unisource is expected to borrow under a credit facility amounts sufficient to repay $553,700,000 of intercompany notes and advances due to Alco as of September 30, 1996 and additional advances that may be made subsequent to that date. Intercompany notes and advances of $456,420,000 were contributed to Unisource's equity as of September 30, 1996.



30 IKON OFFICE SOLUTIONS

3 MERGERS

During the second quarter of fiscal 1996, the Company completed two mergers accounted for as poolings-of-interests by issuing common stock for all the shares of Legal Copies International, Inc. and JMM Enterprises, Inc. Total common shares issued in connection with these mergers were 3,953,990.

Components of the operating results from continuing operations for periods prior to the mergers were:

                           Three Months Ended                  Fiscal Year Ended

                                     12/31/95             9/30/95        9/30/94
--------------------------------------------------------------------------------
                                   (Unaudited)
Revenues
 Alco Standard
  Corporation                        $852,396          $2,911,626    $2,240,398

 Pooled companies                      48,183             179,976       150,669
--------------------------------------------------------------------------------
                                     $900,579          $3,091,602    $2,391,067
================================================================================
Income (loss) from continuing operations
 Alco Standard
  Corporation                        $ 35,186          $  114,071    $   (3,867)

 Pooled companies                       1,751                 940         5,863
--------------------------------------------------------------------------------
                                     $ 36,937          $  115,011    $    1,996
================================================================================

The mergers reduced fiscal 1995 earnings per share by $.02 and increased fiscal 1994 earnings per share by $.05.

4 ACQUISITIONS

In addition to the mergers described in note 3, 97 acquisitions were made in fiscal 1996 for an aggregate purchase price of $358,568,000 in cash, notes and stock. Total assets related to these 97 acquisitions were $499,729,000, including goodwill of $313,495,000. The Company also issued 486,304 common shares for an acquisition accounted for as a pooling-of-interests whose results of operations were included from the beginning of the fiscal year. An additional $4,086,000 was paid and capitalized in fiscal 1996 relating to prior years' acquisitions.

In June 1995, Erskine Limited, a U.K. subsidiary of the Company, purchased all of the outstanding shares of Southern Business Group PLC (renamed A:Copy (UK) PLC on October 1, 1995), for approximately $133,800,000. A:Copy (UK) sells, leases, services and remanufactures copiers and other office equipment in Southern England. Total assets acquired were $163,359,000, which includes goodwill of $119,556,000. In addition, 99 other acquisitions were made in fiscal 1995 for an aggregate purchase price of $228,258,000 in cash, notes and stock. Total assets related to these 99 acquisitions were $313,966,000, including goodwill of $218,549,000. The Company also issued 675,106 common shares for two acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. $4,648,000 of additional cash was paid and capitalized in fiscal 1995 relating to prior years' acquisitions.

In fiscal 1994, the Company issued 1,397,350 common shares from treasury for three acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. Also during fiscal 1994, 46 other acquisitions were made for an aggregate purchase price of $58,466,000 in cash, notes and stock. Total assets related to these 46 acquisitions were $105,643,000, including goodwill of $53,045,000. An additional $4,300,000 was paid and capitalized in fiscal 1994 relating to prior years' acquisitions.

All acquisitions, unless otherwise noted, are included in results of operations from their dates of acquisition.

Had the purchase acquisitions been made at the beginning of the fiscal year prior to their acquisition, pro forma results from continuing operations would have been:


Fiscal Year Ended September 30 (in thousands, except per share data)
                                       1996             1995               1994
--------------------------------------------------------------------------------
Revenues                         $4,438,191       $3,847,045         $2,997,171
Income from
 continuing operations              175,359          146,589             25,494
Earnings per share from
 continuing operations                 1.19              .95                .05
--------------------------------------------------------------------------------

The pro forma results assume that $261,000,000 of the purchase price of 1995 acquisitions was funded by the proceeds from issuance of Series BB conversion preferred stock, while $46,000,000 of the total purchase price of 1994 acquisitions was funded by the proceeds from issuance of common stock in December 1993.

5 LOSS FROM UNCONSOLIDATED AFFILIATE

In September 1994, the Company completed the sale of its 49.9% interest in IMM Office Systems GmbH (IMMOS) for cash plus a passive interest in any subsequent sale of IMMOS for five years. The Company retains no ongoing liability relating to the joint venture and the parties exchanged complete mutual releases for past actions. As part of the transaction, the Company acquired operations in Denmark and France and retained limited operations in Germany. The Company recognized a loss on the sale of its investment in IMMOS of $115,300,000 ($95,100,000, net of tax) or $.85 per share in fiscal year 1994.

6 NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consisted of:

September 30 (in thousands)                                  1996          1995
--------------------------------------------------------------------------------
Notes payable to banks at
 average interest rate:
 1996- 6.0%; 1995- 6.9%                                  $184,358      $252,852
Other notes payable at
 average interest rate:
 1996- 8.2%; 1995- 8.3%                                     2,104         3,749
--------------------------------------------------------------------------------
                                                         $186,462      $256,601
================================================================================


                                                        IKON OFFICE SOLUTIONS 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alco Standard Corporation and Subsidiaries

6 NOTES PAYABLE AND LONG-TERM DEBT (cont)

Long-term debt consisted of:

September 30 (in thousands)                                  1996          1995
--------------------------------------------------------------------------------
Bond issue at stated interest rate
 of 6.75%, net of $4,519
 premium, due 2025,
 effective interest rate of 6.87%                      $  295,481
Bond issue at interest rate
 of 8 7/8% due 2001                                       150,000      $150,000
Private placement debt at
 average interest rate:
 1996- 7.7%; 1995- 8.3%,
 due 1998 and 2005                                        105,000        50,000
Bank debt at average interest
 rate of 7.6% due 2000                                     72,721
Notes payable to insurance
 company at average interest
 rate of 9.7% due 1997-2005                                60,000        60,000
Sundry notes, bonds and mortgages
 at average interest rate: 1996- 6.9%
 1995- 8.0% due 1997-2005                                  74,929        73,899
Present value of capital lease
 obligations (gross amount:
 1996-$30,201; 1995-$22,752)                               26,489        20,246
--------------------------------------------------------------------------------
                                                          784,620       354,145
Less current maturities                                    62,697        37,457
--------------------------------------------------------------------------------
                                                       $  721,923      $316,688
================================================================================
Long-term debt, finance subsidiaries consisted of:

September 30 (in thousands)                                  1996          1995
--------------------------------------------------------------------------------
Medium term notes at
 average interest rate:
 1996- 6.8%; 1995-7.0%                                   $969,900      $602,000
Notes payable to banks at
 average interest rate:
 1996- 6.4%; 1995-5.6%                                    157,126       215,585
--------------------------------------------------------------------------------
                                                        1,127,026       817,585
Less current maturities                                   314,000       171,232
--------------------------------------------------------------------------------
                                                       $  813,026      $646,353
================================================================================
Long-term debt and long-term debt, finance subsidiaries mature as follows:

                                                                Long-Term Debt,
                                                                        Finance

(in thousands)                               Long-Term Debt        Subsidiaries
--------------------------------------------------------------------------------
(fiscal year)
1997                                               $ 62,697            $314,000
1998                                                 63,717             278,780
1999                                                 10,968             311,842
2000                                                 80,106             160,295
2001                                                189,048              58,978
2002 - 2025                                         378,084               3,131

On December 1, 1994, the Company entered into a credit agreement with several banks under which it may borrow up to $500,000,000. The agreement has two parts:
$150,000,000 is available for 364 days subject to annual renewal for successive 364-day periods through November 26, 1999; the other $350,000,000 terminates on December 1, 1999. Facility fees of 8 basis points per annum on the 364-day portion and 10 basis points per annum on the five-year portion are charged for these commitments. The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates.

The Company may also borrow up to $100,000,000 or the Canadian dollar equivalent under a credit agreement with four banks expiring in April 1997. Facility fees of 9 basis points per annum are charged for this commitment. Loans under the agreement may be made under a selection of rate formulas including prime, the Eurodollar rate in the United States or Canada, or the Canadian Bankers Acceptance rate. This credit agreement will be cancelled and amounts outstanding thereunder will be repaid after Unisource enters into its credit agreement.

At September 30, 1996, short-term borrowings supported by the combined lines of credit totaled $187,345,000, including $7,345,000 borrowed by discontinued operations, leaving $412,655,000 unused and available.

IKON Capital, Inc. (IKON Capital), a wholly owned finance subsidiary of the Company, may offer to the public from time to time up to $1,500,000,000 or the equivalent thereof in foreign currency under its medium term notes program. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of IKON Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. At September 30, 1996, $500,100,000 is available for issuance under this program.

The Company is in compliance with all covenants, including financial, for all loan agreements. Capital lease obligations and mortgages are secured by property and equipment that had a net book value of $21,650,000 at September 30, 1996.

Interest paid, including finance subsidiaries and corporate interest allocated to discontinued operations, approximated $119,000,000, $84,000,000 and $68,000,000 for fiscal years 1996, 1995 and 1994, respectively.

The Company expects to receive $553,700,000 from Unisource as repayment of intercompany notes. The proceeds are expected to be used to repay notes payable to banks and certain long-term debt obligations.


32 IKON OFFICE SOLUTIONS

7 SHAREHOLDERS' EQUITY

The Series AA Preferred Stock was issued in December 1992. Prior to October 1995, all of the 4,025,000 depositary shares issued, each representing 1/100th of a share of Series AA convertible preferred stock, were outstanding. The Series AA Preferred Stock was eligible for redemption by the Company anytime on or after January 9, 1996. The Series AA Preferred Stock had one vote per share (equivalent to 1/100th vote per depositary share) and was convertible at the option of the holder at any time prior to the Company's redemption at the exchange rate of 2.2402 shares of common stock for each depositary share. During the first quarter of fiscal 1996, 432,130 common shares were issued for Series AA Preferred Stock conversions by holders. On February 9, 1996, the Company redeemed the balance of its Series AA Preferred Stock for common stock at the conversion rate of 2.2402 shares of common stock for each depositary share. Common shares totaling 8,584,423 were issued in connection with this redemption. Dividends were cumulative at $2.375 per year per depositary share through January 2, 1996 and $3.25 per depositary share per year thereafter. The dividend was accrued on a straight-line basis ($2.875 per depositary share) and accretion for the difference between the accrued and cash dividend, which amounted to $6,092,000 at December 31, 1995, the last period before the redemption, was credited to Series AA convertible preferred stock.

On July 25, 1995, the Company sold 3,877,200 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock, for $77.375 per depositary share totaling $299,998,350, and used the net proceeds to reduce debt. Dividends are cumulative at $5.04 per year per depositary share. This series of preferred stock has one vote per share (equivalent to 1/100th vote per depositary share) and has a liquidation preference of $77.375 per depositary share plus an amount equal to accrued and unpaid dividends. Prior to October 1, 1998, each depositary share is convertible at the option of the holder into 1.6393 shares of common stock of the Company. On October 1, 1998, unless previously converted at the option of the holder, each of the outstanding depositary shares will automatically convert into a number of shares of common stock of the Company equal to (a) 1.6393 shares of common stock per depositary share if the current market price of the Company's common stock is greater than or equal to $47.20 per share, (b) between 1.6393 and two shares, equivalent to the current market price of the common stock if the stock price is between $47.20 and $38.6875, and (c) two shares of common stock per depositary share if the current market price of the Company's common stock is at or below $38.6875 per share. The current market price to be used in the conversion calculation will be the average closing price per share of common stock of the Company on the twenty trading days immediately prior to, but not including, October 1, 1998. As a result of the spin-off of Unisource, there will be an adjustment in the number of common shares to be received upon conversion and the prices of the common stock used to determine the number of common shares received. Such adjustments will be effective on December 16, 1996. At September 30, 1996, 7,754,400 shares of common stock were reserved for conversion of the Series BB conversion preferred stock.

In December 1993, the Company issued 11,500,000 shares of common stock in a public offering. The net proceeds from the offering of $293,500,000 were used for repayment of debt. Income from continuing operations for fiscal 1994 would have been $3,283,000 and loss per share would have been ($.07) if the offering had occurred on October 1, 1993.

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

Changes in common shares under option were:

                                                 Directors                                 Employees
----------------------------------------------------------------------------------------------------
                         Shares         Option Price Range         Shares         Option Price Range
----------------------------------------------------------------------------------------------------
September 30, 1993      188,256          $9.77 to $20.13         4,447,562         $8.06 to $20.13
Granted                  34,832           21.14 to 28.19           924,670          24.50 to 31.00
Exercised               (42,630)           9.77 to 20.13          (865,482)          8.06 to 20.13
Cancelled                (1,520)                   15.09           (21,102)          8.06 to 28.81
----------------------------------------------------------------------------------------------------
September 30, 1994      178,938            9.77 to 28.19         4,485,648           9.09 to 31.00
Granted                  32,604           24.56 to 32.75           789,632          28.62 to 40.31
Exercised               (39,852)           9.77 to 15.09          (814,398)          9.09 to 28.19
Cancelled                                                          (46,214)         14.31 to 32.81
----------------------------------------------------------------------------------------------------
September 30, 1995      171,690            9.77 to 32.75         4,414,668           9.09 to 40.31
Granted                  24,962           29.16 to 38.88         1,557,805          14.31 to 58.12
Exercised               (48,024)           9.77 to 32.75          (765,384)          9.09 to 32.81
Cancelled                                                          (72,077)         15.38 to 58.12
----------------------------------------------------------------------------------------------------
September 30, 1996      148,628          $9.77 to $38.88         5,135,012         $9.69 to $58.12
====================================================================================================

                                                        IKON OFFICE SOLUTIONS 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alco Standard Corporation and Subsidiaries

7 SHAREHOLDERS' EQUITY (CONT)

At September 30, 1996, options to purchase 2,410,210 shares were exercisable (1996: employees-2,280,144, directors- 130,066; 1995: employees-2,144,162, directors-147,086) and 4,365,980 shares were available for grant (1996: employees- 3,493,816, directors-872,164; 1995: employees-5,131,744, directors-897,126).

In connection with the separation of Unisource from Alco, stock options which are not exercised prior to the effective date of the Distribution will be adjusted. Optionholders who remain employees of Alco will retain their options to purchase Alco shares, while optionholders who become employees of Unisource after the Distribution will be given the opportunity to receive options to purchase shares of Unisource Common Stock in lieu of their Alco options. The number of shares subject to, and the exercise price of, each Alco option that is not converted to a Unisource option will be adjusted based upon a formula that preserves the inherent intrinsic value and vesting and term provisions of such Alco options. The Alco stock options held by optionholders expected to become Unisource employees at September 30, 1996 were 1,287,683, with a range of exercise price from $9.69 to $57.50. The ultimate number of remaining Alco stock options as of the Distribution date and the number and exercise prices of the Alco stock options to be outstanding after the Distribution cannot yet be determined.

In fiscal 1995, with Board of Director and shareholder approvals, the Company amended and restated its Long-Term Incentive Compensation Plan (LTIP). The plan is intended to motivate, recognize and reward key management employees for long-term performance. Under the plan, key management employees are granted stock or cash awards, which are earned upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In fiscal 1995, the Company granted 602,530 stock awards under the plan, including 403,824 to replace stock options granted under the original LTIP. At September 30, 1996, 207,446 of these awards had been earned. In 1996, the Company changed the form of the LTIP award granted from a stock award to a fixed cash award. In fiscal 1996, cash awards totaling $6,123,000 were granted to LTIP participants, none of which have been earned as of September 30, 1996.

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

8 TAXES ON INCOME

Effective October 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes"(FAS 109). FAS 109 permitted the Company to recognize the benefit of certain deferred tax assets that could not be recognized under the previous standard, FAS 96. The cumulative effect of adopting FAS 109 as of October 1, 1993 was to increase net income by $1,421,000 or $.01 per share in fiscal 1994. As permitted under FAS 109, prior years' financial statements were not restated.

Provision for income taxes:

Fiscal Year Ended September 30 (in thousands)                 1996                     1995                       1994
----------------------------------------------------------------------------------------------------------------------
                                               Current    Deferred       Current   Deferred        Current    Deferred
----------------------------------------------------------------------------------------------------------------------
Federal                                        $21,144     $58,540        $8,832    $41,723        $21,365      $7,543
Foreign                                         13,496         528         8,923      1,653          8,585      (2,463)
State                                           11,170       3,106        15,640     (1,270)         5,259       1,026
----------------------------------------------------------------------------------------------------------------------
Taxes on income                                $45,810     $62,174       $33,395    $42,106        $35,209      $6,106
======================================================================================================================

34 IKON OFFICE SOLUTIONS

The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

September 30 (in thousands)                                    1996        1995
-------------------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation and amortization                             $ 32,284    $ 43,759
 Lease income recognition                                   227,003     119,228
-------------------------------------------------------------------------------
  Total deferred tax liabilities                            259,287     162,987
Deferred tax assets:
 Nondeductible reserves                                     137,982     112,857
 Net operating loss carryforwards                            17,939       8,561
 Other-net                                                   21,902       8,814
-------------------------------------------------------------------------------
  Total deferred tax assets                                 177,823     130,232
 Valuation allowance                                         26,647      19,628
-------------------------------------------------------------------------------
Net deferred tax assets                                     151,176     110,604
-------------------------------------------------------------------------------
Net deferred tax liabilities                               $108,111    $ 52,383
================================================================================

Net operating loss carryforwards, including discontinued operations, consist primarily of foreign carryforwards of $42,543,000 principally expiring in years 1997 through 2000. Credit carryforwards consist principally of federal and state alternative minimum tax credits of approximately $7,600,000 (with no expiration date) and affordable housing credits of approximately $1,017,000 (expiring in 2010 and 2011).

Components of the effective income tax rate:

Fiscal Year Ended September 30                   1996         1995         1994
--------------------------------------------------------------------------------
Federal                                          35.0%        35.0%        35.0%
State                                             3.4          4.9          9.4
Goodwill                                          2.1          2.5          9.1
Foreign including credits                         (.3)         1.2          3.8
Effect of sale of IMMOS                                                    46.6
Other                                             (.6)        (4.0)        (8.5)
--------------------------------------------------------------------------------
Effective income tax rate                        39.6%        39.6%        95.4%
================================================================================

The effective tax rate for the fiscal year ended September 30, 1994, excluding the effects of the loss on the sale of the investment in IMMOS, is 38.8%.

Income tax payments for all operations, including discontinued, amounted to $46,231,000 in 1996, $30,436,000, net of $30,000,000 refund, in 1995, and
$62,270,000 in 1994.

Undistributed earnings of the Company's foreign subsidiaries, including discontinued operations, were approximately $59,102,000 at September 30, 1996. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for US federal and state income taxes.

9 PENSION AND STOCK PURCHASE PLANS

The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($1,338,000 in 1996, $1,346,000 in 1995 and $2,074,000 in 1994) charged to continuing operations amounted to $20,215,000 for 1996, $12,846,000 for 1995 and $6,248,000 for 1994.

The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30 (in thousands)

                                                  1996         1995         1994
--------------------------------------------------------------------------------
Service cost                                  $ 15,734     $ 10,610     $ 5,330
Interest cost on
   projected benefit
   obligation                                    7,448        7,429       5,533
Actual return on plan
   assets                                      (15,663)     (18,409)     (3,345)
Net amortization and
   deferral                                     11,358       11,870      (3,344)
--------------------------------------------------------------------------------
Net pension cost                              $ 18,877     $ 11,500     $ 4,174
================================================================================

Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                                  1996         1995         1994
--------------------------------------------------------------------------------
Weighted average
 discount rates                                  7.75%        7.50%        7.75%
Rates of increase in
 compensation levels                             6.25%        6.00%        6.25%
Expected long-term
 rate of return on assets                       10.00%       10.00%       10.00%
--------------------------------------------------------------------------------

The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans are:

September 30 (in thousands)                                  1996           1995
--------------------------------------------------------------------------------
Actuarial present value
 of benefit obligations
  Vested                                                 $170,642       $ 77,823
================================================================================
  Accumulated                                            $174,731        $80,184
================================================================================
  Projected                                              $222,215       $100,352
Plan assets at fair value                                 214,077         83,212
--------------------------------------------------------------------------------
Plan assets less than
 projected benefits                                        (8,138)      (17,140)
Items not yet recognized
 Net gain                                                 (28,362)       (6,487)
 Prior service cost                                        10,907        14,646
 Net asset existing at
  transition date                                          (8,096)       (4,469)
Adjustment required to
 recognize minimum liability                               (3,237)       (7,120)
--------------------------------------------------------------------------------
Net pension liability                                    $(36,926)     $(20,570)
================================================================================

Under the Benefits Agreement with Unisource, Alco will assume certain benefit obligations and related assets for retirees and terminated vested employees of Unisource, which are estimated to be $101,000,000 and have been included in the September 30, 1996 balances reflected in the table above. Substantially all of the Alco and Unisource plan assets, totaling $346,721,000 at September 30, 1996, are invested in listed stocks, bonds and government securities, including common stock of the Company having a fair value of $59,850,000.


                                                        IKON OFFICE SOLUTIONS 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alco Standard Corporation and Subsidiaries

9  PENSION AND STOCK PURCHASE PLANS (CONT)

The majority of the Company's employees were eligible to participate in the Company's Stock Participation Plan through fiscal 1995, under which they were permitted to invest 2% to 6% of regular compensation before taxes. The Company contributed an amount equal to two-thirds of the employees' investments and all amounts were invested in the Company's common shares. Effective October 2, 1995, the Stock Participation Plan was replaced by a Retirement Savings Plan (RSP). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in six different investment funds. The Company contributes an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. All Company contributions are invested in the Company's common shares. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the plans charged to continuing operations amounted to $23,596,000 in 1996, $16,983,000 in 1995 and $14,125,000 in 1994.

10  GEOGRAPHIC INFORMATION

Revenues, income before taxes and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 are as follows:

(in millions)              1996            1995            1994
--------------------------------------------------------------------------------
Revenues
Domestic               $3,559.7        $2,802.2        $2,196.9
Europe                    360.6           178.4           100.7
Canada                    177.7           111.0            93.5
Other                       1.8             --              --
--------------------------------------------------------------------------------
Total                  $4,099.8        $3,091.6        $2,391.1
================================================================================
Income Before Taxes
Domestic               $  251.1        $  186.7        $  161.0
Europe                     38.3             9.0             2.0
Canada                     20.6            16.5            13.6
Other                        .1             --               --
--------------------------------------------------------------------------------
Operating              $  310.1           212.2           176.6
Unconsolidated affiliate                                 (117.2)
Interest expense          (37.2)          (21.7)          (16.1)
--------------------------------------------------------------------------------
Total                  $  272.9        $  190.5        $   43.3
================================================================================
Assets
Domestic               $3,096.2        $2,313.4 $       1,610.4
Europe                    560.2           300.5           123.6
Canada                    227.5           161.5           154.9
Other                      11.5            --               --
--------------------------------------------------------------------------------
Total                  $3,895.4        $2,775.4 $       1,888.9
================================================================================

11  LEASES

Equipment acquired under capital leases is included in property and equipment in the amount of $33,141,000 in 1996 and $22,404,000 in 1995 and the related amounts of accumulated amortization are $11,491,000 in 1996 and $6,925,000 in 1995. Related obligations are in long-term debt and related amortization is included in depreciation.

At September 30, 1996, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were:
1997-$65,763,000; 1998-$50,977,000; 1999-$36,662,000; 2000-$22,125,000;
2001-$15,664,000; thereafter-$37,181,000.

Total rental expense was $67,006,000 in 1996, $61,398,000 in 1995 and
$48,812,000 in 1994.

12  CONTINGENCIES

There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims relating to continuing and discontinued operations (see note
2) and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

13  FINANCE RECEIVABLES

The Company's wholly owned finance subsidiaries are engaged in purchasing office equipment from Company dealers and leasing the equipment to customers under direct financing leases.

Components of finance receivables, net, are as follows:

September 30 (in thousands)             1996                  1995
--------------------------------------------------------------------------------
Gross receivables                        $1,538,183            $1,068,117
Unearned income                            (272,279)             (165,793)
Unguaranteed residuals                      108,338                58,774
Allowance for doubtful accounts             (60,484)              (46,994)
--------------------------------------------------------------------------------
Lease receivables                         1,313,758               914,104
Less: Current portion                       435,434               326,315
--------------------------------------------------------------------------------
Long-term lease receivables              $  878,324            $  587,789
================================================================================

At September 30, 1996, future minimum payments to be received under direct financing leases were: 1997-$540,732,000; 1998-$473,645,000; 1999-$300,166,000;
2000-$160,035,000; 2001-$63,605,000.

36 IKON OFFICE SOLUTIONS

In September 1996, IKON Capital entered into a new agreement, which expires in September 1997, to sell, under an asset securitization program, an undivided ownership interest in $150,000,000 of eligible direct financing lease receivables. The September 1994 agreement for $125,000,000 expires in March 1997. Both agreements contain limited recourse provisions that require IKON Capital to assign an additional amount of undivided interest in leases as a reserve to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to the agreement amount. The weighted average interest rate on the 1994 agreement, which is partially fixed by two interest rate swap agreements totaling a principal/notional amount of $60,000,000, is 6.7% at September 30, 1996. In fiscal year 1996, IKON Capital sold an additional $52,712,000 in leases, replacing leases liquidated during the year under the 1994 agreement and $150,000,000 in leases under the 1996 agreement.

14 FINANCIAL INSTRUMENTS

The Company uses financial instruments in the normal course of its business. These financial instruments include debt, commitments to extend credit and interest rate and currency swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

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

Interest Rate and Currency Swap Agreements
In addition to the interest rate swap agreements related to finance subsidiaries financial instruments, the Company has several other interest rate swap agreements. U.S. dollar denominated agreements have a total principal/notional amount of $47,000,000 and have fixed rates from 6.99% to 7.74%. Canadian dollar denominated agreements have a total principal/notional amount of $72,163,000 (CN$98,248,000) and have fixed rates from 7.43% to 7.74%. The Company is required to make payments to the counterparties at the fixed rate stated in the agreements and in return the Company receives payments at variable rates.

The Company has also entered into five cross currency swap agreements. These agreements have a total principal/notional amount of $72,163,000 (CN$98,248,000) and have fixed rates from 9.53% to 9.90%. The Company is required to make payments to counterparties at the fixed rate stated in the agreements and in return the Company receives payments at fixed rates from 9.02% to 9.375%.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash, Notes Payable and Long-Term Receivables
The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-Term Debt
The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 6.

Off-Balance-Sheet Instruments
Fair values for the Company's off-balance-sheet instruments (interest rate and currency swaps) are based on the termination of the agreements.

The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                                                      1996                                 1995
September 30 (in thousands)                        Carrying Amount              Fair Value      Carrying Amount      Fair Value
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt:
  Bond issues                                   $       445,481         $       423,667             $150,000        $165,311
  Private placement debt                                105,000                 103,538               50,000          52,043
  Bank debt                                              72,721                  73,406
  Notes payable to insurance company                     60,000                  61,813               60,000          65,286
  Sundry notes, bonds and mortgages                      74,929                  75,900               73,899          76,401
Finance subsidiaries debt                             1,127,026               1,124,395              817,585         824,989
Interest rate and currency swaps                         (5,074)                                                      (3,671)


                                                        IKON OFFICE SOLUTIONS 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alco Standard Corporation and Subsidiaries

On June 19, 1996, the Company announced that it would split its two operating units into independent companies by spinning off its paper and supply systems distribution group, Unisource Worldwide, Inc. (Unisource), as a separate publicly owned company. The Company will accomplish the transaction through a tax-free distribution of Unisource stock to Company shareholders, and expects to complete the separation by the end of calendar year 1996. As a result of the decision to spin off Unisource, the Company has accounted for Unisource as a discontinued operation. Continuing operations of the Company consist of IKON Office Solutions (IKON), formerly Alco Office Products, the Company's office technology solutions group.

RESULTS OF OPERATIONS

Revenues and income before taxes for continuing operations for fiscal years ended September 30, 1996, 1995 and 1994 and the percentage change for 1996 versus 1995 and 1995 versus 1994 were:

(in millions)                  1996         1995        % Change        1995      1994       % Change
-----------------------------------------------------------------------------------------------------
Revenues                     $4,100       $3,092           32.6%      $3,092    $2,391           29.3%
=====================================================================================================
Income before taxes:
  Operating income           $310.1       $212.2           46.1%      $212.2    $ 59.4
  Interest expense            (37.2)       (21.7)                      (21.7)    (16.1)
-----------------------------------------------------------------------------------------------------
                             $272.9       $190.5           43.3%      $190.5    $ 43.3
=====================================================================================================

Fiscal 1996 Compared to Fiscal 1995

IKON's revenues increased $1 billion, or 32.6% in fiscal 1996 compared to fiscal 1995, of which $675 million relates to current and prior-year acquisitions and $333 million is internal growth. In fiscal 1996, IKON completed 100 acquisitions with annualized revenues of $878 million. Revenues from the Company's operations outside the U.S. were $540 million in fiscal 1996 compared to $289 million in fiscal 1995. IKON's European operations accounted for $182 million of the increase, primarily the result of the acquisitions of A:Copy (UK) PLC and Copymore PLC in the latter half of fiscal 1995, while IKON's Canadian revenues increased $67 million as a result of acquisitions and internal growth.

IKON's operating income increased by $97.9 million, or 46.1% over the prior year. Current and prior-year acquisitions accounted for $55.8 million, while the remaining $42.1 was the result of internal growth. Finance subsidiaries contributed 15.1% of IKON's operating income in fiscal 1996 compared to 12.3% in fiscal 1995. IKON's operating margins were 7.6% in fiscal 1996 compared to 6.9% in fiscal 1995. Operating income from foreign operations was $59 million in fiscal 1996, up $33.5 million from the prior year of which $29.3 million is attributable to European operations and $4.1 million is attributable to Canadian operations.

Interest expense, net of corporate interest allocated to discontinued operations, increased $15.5 million in fiscal 1996, primarily the result of increased borrowing levels. Income from continuing operations before taxes increased by $82.4 million, or 43.3% over the prior year, primarily reflecting the combined result of internal growth along with earnings contributed by acquisitions, net of increased interest costs. The effective income tax rate is 39.6% in both fiscal 1996 and fiscal 1995. Earnings per share from continuing operations increased 30.2% from $.86 per share in fiscal 1995 to $1.12 per share in fiscal 1996. Weighted average shares of 127.6 million in fiscal 1996 were
11.1 million shares greater than the 116.5 million weighted average shares in fiscal 1995, primarily the result of acquisitions for stock (4.7 million weighted shares) and conversion of the Series AA Preferred Stock effective February 9, 1996 (6.6 million weighted shares).

Fiscal 1995 Compared to Fiscal 1994

IKON's revenues increased $701 million, or 29.3% in fiscal 1995 compared to fiscal 1994, of which $416 million is related to internal growth, while $68 million relates to fiscal 1994 acquisitions and $217 million relates to fiscal 1995 acquisitions. In fiscal 1995, IKON completed 102 acquisitions with annualized revenues of $578 million. Revenues from the Company's operations outside the U.S. were $289 million in fiscal 1995 compared to $194 million in the prior year. IKON's European operations accounted for $78 million of the increase, primarily the result of the acquisitions of A:Copy (UK) PLC and Copymore PLC in the third and fourth quarters of fiscal 1995, while IKON's Canadian revenues increased $17 million as a result of internal growth.

IKON's operating income increase of $152.8 million relates primarily to the $117.2 million loss recorded in fiscal 1994 on the investment in IMMOS. Excluding the IMMOS loss, operating income increased $35.6 million, or 20.2% which includes $6.1 million from fiscal 1994 acquisitions and $20.2 million from fiscal 1995 acquisitions. The remaining $9.3 million increase is from internal growth. Finance subsidiaries contributed 12.3% of operating income in fiscal 1995 compared to 10.2% in fiscal 1994, excluding the IMMOS loss. Operating margins were 6.9% in 1995 compared to 7.4% in 1994, excluding the loss on IMMOS. Excluding costs related to IKON's transformation program discussed below, the operating margin for 1995 was 7.2%.

Operating income from foreign operations was $25.5 million for 1995, up $9.9 million from the prior year of which $7 million is attributable to European operations and $2.9 million is attributable to Canadian operations.

Interest expense, net of corporate interest allocated to discontinued operations, increased $5.6 million from the comparable period in fiscal 1994, as a result of higher interest rates and borrowing levels during the year to fund acquisitions and working capital requirements, offset by the effect of the debt reductions resulting from the Company's conversion preferred stock offering in July 1995. The increase in income from continuing operations before taxes of $147.2 million consists of $30 million relating to the combined effect of internal growth and earnings contributed by acquisitions, net of increased interest costs and other corporate items and the $117.2 million loss on the investment in IMMOS recorded in 1994. The effective income tax rate for fiscal 1995 was 39.6%. The effective tax rate for 1994 was 95.4%; however, excluding the IMMOS loss, the effective rate was 38.8%. Fiscal 1995 weighted average shares were 5.1 million shares greater


38 IKON OFFICE SOLUTIONS
than the 111.4 million shares for fiscal 1994, primarily the result of issuance of shares for acquisitions.

In fiscal 1995, IKON initiated a transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the IKON companies. The initiative includes the exploration of new vendor alliances, the establishment of a national identity for the group (IKON) and a targeted national accounts program.

Discontinued Operations

Revenues of Unisource, the Company's discontinued operation, were flat at $7 billion in both fiscal 1996 and 1995 as a result of price and volume declines, net of $528 million contributed by acquisitions. Income before income taxes decreased $69.7 million to $103 million in fiscal 1996 compared to $172.7 million in fiscal 1995. This decrease consists of a $50 million restructuring charge recorded in the third quarter of fiscal 1996 and an operating income decrease of $21.8 million, primarily related to the price and volume decreases experienced during the year, net of operating income contributed by acquisitions, while a reduction in interest expense of $2.1 million in fiscal 1996 slightly offset the operating income decline.

Fiscal 1995 revenues of Unisource increased $1.2 billion to $7 billion from $5.8 billion in fiscal 1994. The revenue increase primarily relates to substantial price increases experienced in the paper industry during 1995 as well as volume increases. Income before income taxes increased $50.5 million, or 41.3% in fiscal 1995 compared to fiscal 1994, as a result of an operating income increase of $57.8 million, which primarily reflects the impact of price and volume increases along with net benefits realized from the restructuring program initiated in 1993, net of an increase in interest expense of $7.3 million.

An $18 million charge against earnings was recorded in the third quarter of fiscal 1996 for costs associated with the spin-off of Unisource consisting primarily of investment banking fees, legal and accounting fees, filing fees and employee termination costs directly related to the spin-off.

The Company has owned several manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims pending for manufacturing or landfill sites in the United States that relate to these discontinued operations. As a result of several environmental remediation claims and increased estimated costs associated with existing environmental remediation sites, primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, the Company took a fourth quarter charge in fiscal 1995 to increase its liabilities for environmental remediation. The discontinued operations charge was $24 million ($17 million net of tax), or $.14 per share.

During 1995, the Company agreed to pay $10 million to settle a claim by a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. This amount was primarily charged against existing reserves for discontinued operations. The Company paid $5 million during 1995 and $2 million in 1996, with the remaining $3 million to be paid over the next three years.

FINANCIAL CONDITION AND LIQUIDITY

Net cash provided by operating activities of continuing operations in fiscal 1996 was $268 million. This cash, plus operating cash provided by discontinued operations and increased debt levels, funded the Company's cash usage for fiscal 1996, primarily acquisitions, capital expenditures, dividends and investing and financing activities of discontinued operations.

Debt of continuing operations, excluding finance subsidiaries, was $971 million at September 30, 1996, an increase of $360 million from continuing operations debt balance at September 30, 1995 of $611 million. On August 6, 1996, the Board of Directors approved the capitalization of Unisource in connection with the spin-off, which will include intercompany notes repayment by Unisource to the Company in the first quarter of fiscal 1997 of $554 million, the proceeds which will be used to retire debt of the continuing operation. Unisource intends to borrow funds to finance the intercompany debt repayment. The Company will also incur additional costs to retire its debt early, which will be recorded as an extraordinary charge when incurred.

On December 11, 1995, the Company issued to the public $300 million of 30-year bonds with a stated interest rate of 6.75% and a discount of 98.48%. The proceeds were used to repay short- term borrowings. The Company had a total of $600 million in bank credit commitments as of September 30, 1996. Short-term borrowings supported by these facilities totaled $187.3 million leaving $412.7 million unused and available. At September 30, 1996, debt as a percentage of capitalization was 31.4%, while the current ratio was 1.2 to 1. At the end of fiscal 1996, the Company's commitments for capital expenditures were approximately $7.6 million, all of which are expected to be expended during fiscal 1997.

The Company filed shelf registrations for 10 million shares of common stock in January 1996 and 5 million shares of common stock in March 1996. Shares issued under these registration statements are being used primarily for acquisitions. Approximately 9.4 million shares have been issued under these shelf registrations through September 30, 1996.

Finance subsidiaries' debt grew by $309.4 million from September 30, 1995, a result of increased leasing activity. During the fiscal year ended September 30, 1996, IKON Capital issued an additional $397.9 million under its medium term notes program that began in July 1994. At September 30, 1996, $969.9 million of medium term notes were outstanding with a weighted interest rate of 6.8%, leaving $500.1 million available under this program.

In September 1996, IKON Capital entered into a new asset securitization agreement for $150 million and completed the sale of $150 million in direct financing leases by September 30, 1996. Under its $125 million asset securitization agreement commenced in September 1994, IKON Capital sold $52.7 million in direct financing leases during fiscal 1996, replacing those leases liquidated and leaving the amount of contracts sold unchanged.

The Company believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements, including capital expenditures, acquisitions and discontinued operations through the end of calendar 1996.

                                                        IKON OFFICE SOLUTIONS 39

CORPORATE FINANCIAL SUMMARY

Alco Standard Corporation and Subsidiaries

                                                      Nine-Year
(in millions, except per share data,                  Compound
shareholders of record, employees)                     Growth                 1996               1995                1994
-------------------------------------------------------------------------------------------------------------------------
Continuing Operations
Revenues                                                18.1%             $4,099.8           $3,091.6            $2,391.1
Gross profit                                            23.2               1,684.9            1,258.2               999.2
        % of revenues                                                         41.1               40.7                41.8
Selling and administrative                              21.7               1,374.8            1,046.0               822.6
        % of gross profit                                                     81.6               83.1                82.3
Operating income                                        25.4                 310.1              212.2                59.4
        % of revenues                                                          7.6                6.9                 2.5
Income before taxes                                     29.9                 272.9              190.5                43.3
        % of revenues                                                          6.7                6.2                 1.8
Effective income tax rate (%)                                                 39.6               39.6                95.4
Income                                                  30.6                 164.9              115.0                 2.0
        % of revenues                                                          4.0                3.7                 0.1
Earnings (loss) per share
        Primary                                                                1.12               0.86               (0.09)
        Fully diluted                                                              (e)                (e)                 (e)

Capital expenditures                                    19.7                 146.6               91.1                79.0
Depreciation and amortization                           17.9                 118.6               87.4                67.4
-------------------------------------------------------------------------------------------------------------------------
Discontinued Operations
Income (loss)                                                                $45.8              $88.7               $74.5
Earnings (loss) per share
        Primary                                                                 .36               0.76                0.67
        Fully diluted                                                             (e)                 (e)                (e)
-------------------------------------------------------------------------------------------------------------------------
Total Operations
Net income                                              11.0%               $210.7             $203.7               $76.5
Earnings (loss) per share
        Primary                                                                1.48               1.62                0.58
        Fully diluted                                                              (e)                (e)                 (e)
-------------------------------------------------------------------------------------------------------------------------
Share Activity
Dividends per share                                      6.3%                 $0.56              $0.52               $0.50
Per share book value                                    10.4                  14.94              12.06               10.50
Return on shareholders' equity                                                13.8               15.8                15.1
Average common and common equivalent shares                                  127.6              116.5               111.4
Shareholders of record                                                      15,033              15,099              14,348
-------------------------------------------------------------------------------------------------------------------------
Supplementary Information
Days sales outstanding (g)                                                    34.2               33.6                30.2
Inventory turns (g)                                                            5.7                6.3                 5.7
Current ratio                                                                  1.2                1.1                 1.3
Pretax return on capital employed                                             14.8               17.1                15.9 (b)
Pretax return on capital employed with
 finance subsidiaries on equity method                                        19.0               21.1                18.6 (b)
Working capital                                         (1.4)%              $251.2             $144.7              $171.5
Total assets                                            19.3               5,384.6            4,110.3             2,897.7
Total debt                                              27.8               2,158.4            1,499.3               949.2
        % of capitalization                                                   48.9               44.2                40.7
Total debt, excluding finance subsidiaries              19.1               1,031.4              681.7               484.3
        % of capitalization                                                   31.4               26.5                25.9
Serial preferred stock
Employees (h)                                                               43,100             39,200              33,100
-------------------------------------------------------------------------------------------------------------------------

(a) Continuing operations include unrelated businesses sold in 1988.
(b) Excludes the effect of the sale of IMMOS (note 5) in fiscal 1994 and Unisource restructuring costs in fiscal 1993.
(c) Includes the sale of an automobile leasing subsidiary that resulted in a pretax gain of $17,637,000.
(d) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.
(e) Dilution is immaterial after 1987; therefore, no disclosure.
(f) Excludes gain on sale of Alco Health Services Corporation of pretax - $96,800,000; net income - $61,900,000.
(g) Continuing operations only.
(h) Includes discontinued operations.
Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994 - loss on sale of investment in IMMOS (note 5), pretax income ($115,265,000), net income ($95,086,000), earnings per share ($.85); fiscal 1993
- Unisource restructuring costs, operating income ($175,000,000), net income ($112,875,000), earnings per share ($1.14).


40 IKON OFFICE SOLUTIONS

            1993            1992            1991            1990          1989        1988            1987
----------------------------------------------------------------------------------------------------------
        $1,723.1        $1,354.2        $1,127.4        $1,018.6        $789.3      $667.0 (a)      $917.9 (a)
           732.7           594.4           489.2           445.4         324.8       245.8 (a)       256.8 (a)
            42.5            43.9            43.4            43.7          41.2        36.9            28.0
           613.4           504.6           431.4           411.9         300.9       231.2 (a)       234.1 (a)
            83.7            84.9            88.2            92.5          92.6        94.1            91.2
           116.8            96.5            57.8            28.8          23.9        22.5 (a)        40.3 (a)
             6.8             7.1             5.1             2.8           3.0         3.4             4.4
           101.4            85.1            40.4             8.3 (d)       9.1        10.7 (a)        26.0 (a)(c)
             5.9             6.3             3.6             0.8           1.2         1.6             2.8
            39.6            39.4            39.0            40.7          20.0        25.5            42.5
            61.3            51.6            24.6             4.9 (d)       7.3         8.0 (a)        14.9 (a)(c)
             3.6             3.8             2.2             0.5           0.9         1.2             1.6

            0.52            0.53            0.26            0.06 (d)      0.08        0.08 (a)        0.16 (a)(c)
                 (e)            (e)              (e)             (e)           (e)         (e)        0.16 (a)(c)
            64.3            36.9            33.4            40.5          35.1        26.3 (a)        29.1 (a)
            51.3            42.3            43.1            38.0          32.1        25.3 (a)        27.0 (a)
----------------------------------------------------------------------------------------------------------

          ($58.6)          $47.5           $94.1           $88.6        $160.2      $103.4           $67.4

           (0.59)           0.49            1.00            0.95          1.70        1.04            0.73
                 (e)            (e)             (e)              (e)           (e)         (e)        0.68
----------------------------------------------------------------------------------------------------------

            $2.6           $99.1          $118.7           $93.5 (d)    $167.5      $111.4           $82.3 (c)

           (0.07)           1.01            1.26            1.01          1.78        1.12            0.89 (c)
                 (e)             (e)             (e)             (e)           (e)         (e)        0.84 (c)
----------------------------------------------------------------------------------------------------------

           $0.48           $0.46           $0.44           $0.42         $0.38       $0.34           $0.32
            8.55            9.11            8.91            8.20          7.25        6.98            6.15
            11.6            11.6            15.0            13.4          16.6 (f)    17.1            16.2
            98.7            97.7            94.1            93.1          94.3        99.5            92.3
          13,999          13,726          14,096          14,152        13,410      14,103          12,875
----------------------------------------------------------------------------------------------------------

            32.9            32.3            33.8            34.8          37.6         37.9           45.0
             5.1             5.2             4.8             4.7           4.3          4.1            3.6
             1.1             1.3             1.9             1.7           1.5          2.2            2.4
            13.5 (b)        15.1            15.3            18.5          19.4 (f)     19.2           21.6

            15.8 (b)        17.5            17.6            20.9          21.1 (f)     20.0           22.2
           $87.2          $140.4          $299.9          $216.9        $161.9       $209.8         $284.5
         2,734.2         1,944.0         1,703.0         1,544.0       1,295.8      1,182.1        1,099.8
         1,240.0           805.4           548.1           469.2         391.2        261.5          237.1
            54.5            48.0            39.8            38.3          37.8         27.4           27.9
           825.7           504.9           327.4           309.6         296.7        209.3          213.4
            44.4            36.6            28.3            29.0          31.5         23.2           25.9
             0.3             1.6             2.9             4.9           7.4          9.9           11.4
          30,200          24,800          19,800          21,700        20,500       17,900         17,800
----------------------------------------------------------------------------------------------------------

                                                        IKON OFFICE SOLUTIONS 41

QUARTERLY FINANCIAL SUMMARY
Alco Standard Corporation and Subsidiaries

(unaudited, in millions except per share data)    First         Second             Third           Fourth
                                                Quarter        Quarter           Quarter          Quarter                  Total
--------------------------------------------------------------------------------------------------------------------------------
1996
Revenues                                        $ 900.6         $ 1,015.4         $ 1,059.1         $ 1,124.7         $ 4,099.8
Gross profit                                      371.8             403.8             446.5             462.8           1,684.9
Income before taxes                                61.3              66.3              72.8              72.5             272.9
Income (loss)
        Continuing operations                      36.9              40.5              43.7              43.8             164.9
        Discontinued operations                    26.3              28.6             (20.2) (a)         11.1              45.8 (a)

--------------------------------------------------------------------------------------------------------------------------------
Net income                                      $  63.2         $    69.1         $    23.5         $    54.9         $   210.7
================================================================================================================================
Earnings (loss) per share
        Continuing operations                   $   .25        $      .28        $      .30        $      .30         $    1.12
        Discontinued operations                     .22               .22              (.16) (a)          .08               .36 (a)

--------------------------------------------------------------------------------------------------------------------------------
                                                $   .47        $      .50        $      .14        $      .38         $    1.48
================================================================================================================================

Dividends per share                             $   .14        $      .14        $      .14        $      .14         $     .56
Common stock price
        High/Low                            46 3/8 - 42   54 5/8 - 37 3/8       66 - 44 5/8       49 7/8 - 38       66 - 37 3/8
--------------------------------------------------------------------------------------------------------------------------------

1995
Revenues                                        $ 678.7         $   740.8         $   812.0         $   860.1         $ 3,091.6
Gross profit                                      279.7             300.0             332.9             345.6           1,258.2
Income before taxes                                45.2              44.5              51.2              49.6             190.5
Income
        Continuing operations                      27.4              26.3              30.9              30.4             115.0
        Discontinued operations                    19.6              23.4              29.0              16.7 (b)          88.7 (b)

--------------------------------------------------------------------------------------------------------------------------------
Net income                                     $   47.0         $    49.7         $    59.9         $    47.1          $  203.7
---------------------------------------------------------------------------------------------------------------------------------
Earnings per share
        Continuing operations                  $    .21        $      .21        $      .24        $      .20         $     .86
        Discontinued operations                     .17               .20               .25               .14 (b)           .76 (b)

--------------------------------------------------------------------------------------------------------------------------------
                                               $    .38        $      .41        $      .49        $      .34         $    1.62
--------------------------------------------------------------------------------------------------------------------------------

Dividends per share                            $    .13        $      .13        $      .13        $      .13         $     .52
Common stock price
        High/Low                        31 7/8 - 26 1/2   36 7/8 - 30 7/8   40 1/8 - 34 3/8   43 5/8 - 38 1/4   43 5/8 - 26 1/2

(a) Discontinued operations in the third quarter and year-to-date fiscal 1996 includes a pretax charge of $50,000,000 ($32,500,000 net of taxes or $.25 per share) for restructuring activities of Unisource and a pretax charge of $18,000,000 ($14,150,000 net of taxes or $.11 per share) for expenses related to the spin-off of Unisource.

(b) Discontinued operations in the fourth quarter and year-to-date fiscal 1995 include a pretax charge of $23,630,000 ($16,541,000 net of taxes or $.14 per share) for environmental liabilities of discontinued operations.

42  IKON OFFICE SOLUTIONS