Form 10-K, Exhibit 13
period 1997-09-30
IKON OFFICE SOLUTIONS INC
filed 1997-12-24
CIK 3370

Management's Responsibility for Financial Reporting



The management of IKON Office Solutions, Inc. is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management's best estimates and judgments. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by Ernst & Young LLP, independent auditors.

Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. IKON Office Solutions, Inc. supports and manages an active program of auditing to monitor the proper functioning of its systems. The reports issued under this program, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of four directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP and management to review audit scope, timing and results.


/s/ John E. Stuart
John E. Stuart
Chairman and Chief Executive Officer

/s/ Kurt E. Dinkelacker
Kurt E. Dinkelacker
Executive Vice President and Chief Financial Officer




Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders, IKON Office Solutions, Inc.


We have audited the accompanying consolidated balance sheets of IKON Office Solutions, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IKON Office Solutions, Inc. and subsidiaries at September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP



Philadelphia, Pennsylvania
October 15, 1997,
     except for note 8,
     as to which the date is
     October 27, 1997

Consolidated Statements of Income
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                  ----------------------------------------------


Fiscal Year Ended September 30 (in thousands, except per share data)           1997              1996             1995
======================================================================================================================
Revenues
Net sales                                                                $2,841,561        $2,381,151       $1,807,408
Service and rentals                                                       2,063,186         1,560,915        1,191,175
Finance income                                                              223,686           157,707           93,019
----------------------------------------------------------------------------------------------------------------------
                                                                          5,128,433         4,099,773        3,091,602
----------------------------------------------------------------------------------------------------------------------

Costs and Expenses
Cost of goods sold                                                        1,828,883         1,552,183        1,189,533
Service and rental costs                                                  1,007,060           743,110          565,131
Finance interest expense                                                     98,664            68,043           40,216
Selling and administrative                                                1,806,352         1,404,958        1,084,538
Transformation costs                                                        126,908            21,423
----------------------------------------------------------------------------------------------------------------------
                                                                          4,867,867         3,789,717        2,879,418
----------------------------------------------------------------------------------------------------------------------

Operating Income                                                            260,566           310,056          212,184
Interest Expense                                                             47,453            37,179           21,672
----------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations Before Taxes and Extraordinary Loss       213,113           272,877          190,512
Taxes on Income                                                              90,751           107,984           75,501
----------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations Before Extraordinary Loss                 122,362           164,893          115,011
Discontinued Operations                                                      20,151            45,848           88,661
----------------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Loss                                            142,513           210,741          203,672
Extraordinary Loss from Early Extinguishment of Debt, net of tax benefit    (12,156)
----------------------------------------------------------------------------------------------------------------------
Net Income                                                                  130,357           210,741          203,672

Less Preferred Dividends                                                     19,540            22,319           15,209
----------------------------------------------------------------------------------------------------------------------
Net Income Available to Common Shareholders                              $  110,817        $  188,422       $  188,463
======================================================================================================================

Earnings Per Share
Continuing operations                                                    $      .77        $     1.12       $      .86
Discontinued operations                                                         .15               .36              .76
Extraordinary loss                                                             (.09)
----------------------------------------------------------------------------------------------------------------------
                                                                         $      .83        $     1.48       $     1.62
======================================================================================================================
Cash Dividends Per Share of Common Stock                                 $      .26        $      .56       $      .52

See notes to consolidated financial statements.

Consolidated Balance Sheets
--------------------------------------------------------------------------------
                                  IKON Office Solutions, Inc. and Subsidiaries
                                ------------------------------------------------


September 30 (dollars in thousands)                                           1997           1996
=================================================================================================
Assets
Current Assets
Cash                                                                   $    21,341    $    46,056
Accounts receivable, less allowances of: 1997-$54,192; 1996-$35,308        765,660        513,378
Finance receivables, net                                                   670,784        435,434
Inventories                                                                442,207        350,774
Prepaid expenses                                                           101,294         80,352
Deferred taxes                                                             124,520         83,161
-------------------------------------------------------------------------------------------------
Total current assets                                                     2,125,806      1,509,155
-------------------------------------------------------------------------------------------------

Investments and Long-Term Receivables                                       17,508         48,165

Long-Term Finance Receivables, net                                       1,331,372        878,324

Equipment on Operating Leases, net of accumulated
   depreciation of: 1997-$167,464; 1996-$153,909                           101,900         95,043

Property and Equipment, net                                                239,545        188,818

Goodwill                                                                 1,348,133      1,087,210

Other Assets                                                               159,622         88,679

Net Assets of Discontinued Operations                                                   1,489,201
-------------------------------------------------------------------------------------------------
                                                                       $ 5,323,886    $ 5,384,595
=================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                      $    60,794    $    62,697
Current portion of long-term debt, finance subsidiaries                    251,711        314,000
Notes payable                                                              266,979        186,462
Trade accounts payable                                                     206,547        123,571
Accrued salaries, wages and commissions                                    110,628        101,632
Deferred revenues                                                          208,612        200,225
Other accrued expenses                                                     268,511        269,400
-------------------------------------------------------------------------------------------------
Total current liabilities                                                1,373,782      1,257,987
-------------------------------------------------------------------------------------------------

Long-Term Debt                                                             490,235        721,923

Long-Term Debt, Finance Subsidiaries                                     1,494,043        813,026

Deferred Taxes                                                             330,996        191,272

Other Long-Term Liabilities                                                153,182        144,883

Shareholders' Equity
Series BB conversion preferred stock, no par value:
   3,877,200 depositary shares issued and outstanding                      290,170        290,170
Common stock, no par value: authorized 300,000,000 shares;
   issued 1997-135,705,000 shares; 1996-131,930,000 shares                 677,681      1,305,413
Retained earnings                                                          574,646        701,771
Foreign currency translation adjustment                                       (728)       (25,187)
Cost of common shares in treasury: 1997-2,401,000 shares;
   1996-374,000 shares                                                     (60,121)       (16,663)
-------------------------------------------------------------------------------------------------
                                                                         1,481,648      2,255,504
-------------------------------------------------------------------------------------------------
                                                                       $ 5,323,886    $ 5,384,595
=================================================================================================

See notes to consolidated financial statements.

     Consolidated Statements of Changes in Shareholders' Equity
     ---------------------------------------------------------------------------
                                  IKON Office Solutions, Inc. and Subsidiaries
                               -------------------------------------------------


     Fiscal Year Ended September 30 (in thousands,
     except per share data)                                     1997                      1996                      1995
     ----------------------------------------------------------------------------------------------------------------------------
                                                         Shares     Amounts         Shares    Amounts         Shares     Amounts
     ----------------------------------------------------------------------------------------------------------------------------
     Series AA Convertible Preferred Stock
     Balance, beginning of year                                                      4,025   $201,924          4,025   $ 199,912
     Dividend accretion                                                                           503                      2,012
     Preferred stock conversion                                                     (4,025)  (202,427)
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                                                      4,025   $ 201,924
     ============================================================================================================================

     Series BB Conversion Preferred Stock
     Balance, beginning of year                           3,877   $ 290,170          3,877   $290,170
     Issued in public offering                                                                                 3,877   $ 290,170
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                 3,877   $ 290,170          3,877   $290,170          3,877   $ 290,170
     ============================================================================================================================

     Common Stock
     Balance, beginning of year                         131,930  $1,305,413        116,136   $643,998        112,998   $ 551,711
     Series AA preferred stock conversion                                            8,198    368,382
     Mergers, acquisitions and other                      3,775     145,265          7,596    285,836          3,138      87,566
     Unisource spin-off                                            (779,770)
     Tax benefit relating to stock plans                              6,773                     7,197                      4,721
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                               135,705   $ 677,681        131,930 $1,305,413        116,136   $ 643,998
     ============================================================================================================================

     Retained Earnings
     Balance, beginning of year                                   $ 701,771                  $781,536                  $ 659,526
     Net income                                                     130,357                   210,741                    203,672
     Cash dividends declared:
        Series AA preferred stock, per share:
           1996 - $.719; 1995 - $2.875                                                         (2,779)                   (11,572)
        Series BB preferred stock, per share:
           1997 and 1996 - $5.04; 1995 - $.938                      (19,540)                  (19,540)                    (3,637)
        Common stock, per share: 1997- $.26;
           1996 - $.56; 1995 - $.52                                 (34,640)                  (70,010)                   (57,267)
        Pooled companies, prior to merger                                                        (177)                    (2,159)
     Series AA preferred stock conversion                                                    (199,108)
     Unisource spin-off                                            (210,071)
     Credits (charges) from issuance of
        treasury shares and other                                     6,769                     1,108                     (7,027)
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                         $ 574,646                  $701,771                  $ 781,536
     ============================================================================================================================

     Foreign Currency Translation Adjustment
     Balance, beginning of year                                   $ (25,187)                 $(21,540)                 $ (22,609)
     Translation adjustment                                          (4,659)                   (3,647)                     1,069
     Unisource spin-off                                              29,118
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                         $    (728)                 $(25,187)                 $ (21,540)
     ============================================================================================================================

     Cost of Common Shares in Treasury
     Balance, beginning of year                             374   $ (16,663)           118   $ (4,726)           148   $  (4,067)
     Purchases                                            4,486    (112,192)         2,004    (86,084)         2,783     (91,430)
     Reissued for:
        Exercise of options                                 (50)      1,471           (395)    17,287           (544)     16,652
        Sales to employee stock plans                      (501)     16,438           (534)    23,710         (2,267)     74,067
        Mergers, acquisitions and other                  (1,908)     50,825                                       (2)         52
        Series AA preferred stock conversion                                          (819)    33,150
     ----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                 2,401   $ (60,121)           374   $(16,663)           118   $  (4,726)
     ============================================================================================================================

     See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  IKON Office Solutions, Inc. and Subsidiaries
                                                                                ------------------------------------------------

Fiscal Year Ended September 30 (in thousands)                                             1997             1996            1995
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Income from continuing operations                                               $   122,362      $   164,893     $   115,011
   Additions (deductions) to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:
         Depreciation                                                                  108,037           84,447          62,064
         Amortization                                                                   48,555           34,107          25,309
         Provisions for losses on accounts receivable                                   25,724           18,296          10,051
         Provision for deferred income taxes                                            92,063           62,174          42,106
         Write-off of abandoned software and other assets due to transformation         25,342
         Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
               Increase in accounts receivable                                        (202,790)         (83,783)        (66,184)
               Increase in inventories                                                 (70,189)         (41,445)        (41,698)
               Increase in prepaid expenses                                            (21,699)         (52,733)        (18,508)
               Increase in accounts payable, deferred revenues
                 and accrued expenses                                                   37,125           77,430          88,173
         Miscellaneous                                                                   8,986            4,475           5,166
--------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities of continuing operations         173,516          267,861         221,490
            Net cash provided by (used in) operating activities of
               discontinued operations                                                  24,176          205,914         (66,618)
--------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                  197,692          473,775         154,872
--------------------------------------------------------------------------------------------------------------------------------
Investing Activities
   Cost of companies acquired, net of cash acquired                                   (155,907)        (171,804)       (260,975)
   Expenditures for property and equipment                                            (193,238)        (146,634)        (91,112)
   Proceeds from sale of property and equipment                                         35,980           34,482          18,427
   Purchase of miscellaneous assets                                                    (10,678)         (19,054)         (8,729)
   Finance receivables - additions                                                  (1,459,102)      (1,005,270)       (665,058)
   Finance receivables - collections                                                   651,025          389,384         241,886
--------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities of continuing operations          (1,131,920)        (918,896)       (765,561)
            Net cash used in investing activities of discontinued operations           (38,058)        (201,356)       (146,249)
--------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                   (1,169,978)      (1,120,252)       (911,810)
--------------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Proceeds from:
      Issuance of long-term debt                                                        35,605          439,149          33,377
      Issuance of Series BB conversion preferred stock, net                                                             290,170
      Option exercises and sale of treasury shares                                      43,807           55,084          91,848
      Sale of finance subsidiaries' lease receivables                                  103,401          202,713          66,677
      Proceeds from (payments to) discontinued operations                              551,834          (53,370)       (217,573)
   Issuance (repayment) of short-term borrowings, net                                   75,388          (69,883)        158,569
   Long-term debt repayments                                                          (328,702)         (74,546)        (40,394)
   Finance subsidiaries' debt - issuance                                               932,728          515,673         534,717
   Finance subsidiaries' debt - repayments                                            (314,000)        (206,232)       (182,014)
   Dividends paid                                                                      (54,180)         (91,826)        (70,464)
   Purchase of treasury shares                                                        (112,192)         (86,084)        (91,430)
--------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities of continuing operations         933,689          630,678         573,483
            Net cash provided by (used in) financing activities of
                discontinued operations                                                 13,882           (4,558)        212,867
--------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                                  947,571          626,120         786,350
--------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                                        (24,715)         (20,357)         29,412
Cash at beginning of year                                                               46,056           66,413          37,001
--------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                $    21,341      $    46,056     $    66,413
================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------

IKON Office Solutions, Inc. (IKON or the Company) is a leading office technology company, providing customers with total office solutions, including copier and printing systems, computer networking, print-on-demand services, copy center management, hardware and software product interfaces and electronic file conversion. IKON has locations throughout the United States and Canada and in Europe (primarily in the United Kingdom), which comprise the largest network of independent copier and office equipment dealers in North America and in the United Kingdom. The Company's name was changed from Alco Standard Corporation
(Alco) to IKON Office Solutions, Inc. effective January 23, 1997.

1. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. The spin off of Unisource Worldwide, Inc. (Unisource), the Company's paper products and supply systems distribution business, was completed on December 31, 1996, as discussed in note 5. All of the following notes, unless otherwise stated, reflect data on a continuing operations basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and notes. Actual results could differ from those estimates and assumptions.

Revenue Recognition

Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recognized over the term of the contract. The present value of payments due under sales-type lease contracts is recorded as revenues and cost of goods sold is charged with the book value of the equipment at the time of shipment. Finance income is recognized over the related lease term.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method and consist of finished goods available for sale.

Goodwill

Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over periods ranging from 25 to 40 years using the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows. Accumulated amortization at September 30, 1997 and 1996 was $103,000,000 and $70,000,000, respectively.

Depreciation

Properties and equipment are depreciated over their useful lives by the straight-line method.

Earnings Per Share

Earnings per share are based on 134,373,000 weighted average shares in 1997, 127,649,000 shares in 1996 and 116,474,000 shares in 1995, and include the dilutive effect of common stock equivalents, principally stock options. Common shares and per share amounts give retroactive effect to a two-for-one stock split in November 1995.

Foreign Currency Translation

Assets and liabilities of all material foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders' equity.

Accounting Changes

The Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), in the first quarter of fiscal 1997. The adoption of SFAS 121 did not have a material impact on the Company's financial statements.

     FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in SFAS 123. The Company will continue to apply the principles of APB No. 25 and has provided pro forma fair value disclosures in note 9.

     FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), was adopted effective January 1, 1997. As a result, the Company has modified its agreements to meet the new requirements to enable it to continue recognizing transfers of certain receivables to special-purpose entities as sales, therefore, SFAS 125 did not have a material effect on the Company's financial statements.

Pending Accounting Changes

In February 1997, the FASB issued Statement No. 128, "Earnings Per Share" (SFAS
128), which simplifies the standards for computing earnings per share (EPS). SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997. Earlier application is not permitted. Accordingly, the Company will replace the presentation of primary EPS with a dual presentation of basic and diluted EPS. The effect of adoption will not be material on EPS previously presented.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------

     In June 1997, the FASB issued Statements No. 130, "Reporting Comprehensive Income" (SFAS 130), and No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. SFAS 131 establishes standards for reporting information about operating segments and supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise." Both SFAS 130 and 131 will be adopted in fiscal 1999.

Interest Rate and Currency Swap Agreements

The Company uses interest rate and currency swap agreements for purposes other than trading and they are treated as off-balance sheet items. Interest rate swap agreements are used by the Company to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. The interest rate swap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accounted for on the accrual method of accounting. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued expenses. Currency swap agreements are used to manage exposure relating to certain intercompany debt denominated in one foreign currency that will be repaid in another foreign currency. Currency swap agreements are designated as hedges of firm commitments to pay interest and principal on debt, which would otherwise expose the Company to foreign currency risk. Current translation gains and losses on the principal swapped are offset by corresponding translation gains and losses on the related foreign denominated assets. Gains and losses on terminations of interest rate and currency swap agreements are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of extinguishment.

Business Segment Information

As a result of the spin-off of Unisource, the Company operates in a single industry segment. The Company provides its customers with integrated solutions for copier, office equipment, outsourcing and networking needs.

Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Transformation Costs

At the end of fiscal 1995, the Company announced its transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the IKON companies. In March 1997, the Company announced that it was accelerating the transformation program. As a result, the Company began to separately disclose these costs as a component of operating expenses on the Statements of Income. The Company expects to substantially complete the transformation program by the end of fiscal 1998. The transformation involves a variety of activities that the Company believes will significantly lower administrative costs and improve margins. These activities include consolidating purchasing, inventory control, logistics and other activities into thirteen customer service centers in the U.S., establishing a single financial processing center, building a common information technology system, adopting a common name and creating marketplace-focused field operations with greater attention to customer sales and services.

     Costs charged to transformation expense in fiscal 1997 of $126,908,000 relate principally to the write-off of costs related to the abandoned SAP computer pilot program and technology conversion costs ($37,297,000), severance and other employee related costs, including temporary labor and costs related to consultants assisting with the transformation ($53,866,000), facility consolidation costs, including lease buyouts and write-offs of leasehold improvements ($24,738,000), and costs incurred in connection with the adoption of the IKON name worldwide ($11,007,000). Transformation costs of $21,423,000 for fiscal 1996 consist primarily of severance and other employee related costs, including costs related to consultants assisting with the transformation ($18,702,000), technology conversion costs ($1,428,000) and facility consolidation costs ($1,293,000). The Company estimates the total remaining costs of its transformation program, excluding capital costs, to be from $50,000,000 to $70,000,000, all of which is expected to be expended in fiscal 1998.

3. Mergers

During the second quarter of fiscal 1996, the Company completed two mergers accounted for as poolings-of-interests by issuing common stock for all of the shares of Legal Copies International, Inc. and JMM Enterprises, Inc. Total common shares issued in connection with these mergers were 3,953,990.

Components of the operating results from continuing operations for periods prior to the merger were:

                                      Three Months Ended
                                       December 31, 1995      Fiscal Year Ended
(in thousands)                               (unaudited)     September 30, 1995
-------------------------------------------------------------------------------
Revenues
   IKON Office Solutions, Inc.                  $852,396             $2,911,626
   Pooled companies                               48,183                179,976
-------------------------------------------------------------------------------
                                                $900,579             $3,091,602
===============================================================================

Income from continuing operations
   IKON Office Solutions, Inc.                  $ 35,186             $  114,071
   Pooled companies                                1,751                    940
-------------------------------------------------------------------------------
                                                $ 36,937             $  115,011
===============================================================================

The mergers reduced fiscal 1995 earnings per share by $.02.

4. Acquisitions

In fiscal 1997, the Company made 89 acquisitions for an aggregate purchase price of $317,864,000 in cash and stock. Total assets related to these 89 acquisitions were $438,954,000, including goodwill of $277,209,000. In addition, $9,608,000 was paid and capitalized in fiscal 1997 relating to prior years' acquisitions.

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

     In June 1995, the Company purchased all of the outstanding shares of Southern Business Group PLC for approximately $133,800,000. This business sells, leases, services and remanufactures copiers and other office equipment in southern England. Total assets acquired were $163,359,000, which includes goodwill of $119,556,000. In addition, 99 other acquisitions were made in fiscal 1995 for an aggregate purchase price of $228,258,000 in cash, notes and stock. Total assets related to these 99 acquisitions were $313,966,000, including goodwill of $218,549,000. The Company also issued 675,106 common shares for two acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. In fiscal 1995, $4,648,000 of additional cash was paid and capitalized relating to prior years' acquisitions.

     All acquisitions, unless otherwise noted, are included in results of operations from their dates of acquisition.

     Had the purchase acquisitions been made at the beginning of the fiscal year prior to their acquisition, unaudited pro forma results from continuing operations would have been:

Fiscal Year Ended September 30 (in thousands except per share data)

(unaudited)                                  1997           1996           1995
-------------------------------------------------------------------------------
Revenues                               $5,383,303     $4,961,482     $3,847,045
Income from continuing operations         132,078        180,934        146,589
Earnings per share from
   continuing operations                      .83           1.19            .95
-------------------------------------------------------------------------------

5. Discontinued Operations

On June 19, 1996, the Company announced that it would separate Unisource, its paper products and supply systems distribution business from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. In order to effect the separation of these businesses, the Company declared a dividend payable to holders of record of Alco common stock at the close of business on December 13, 1996 (the Record Date) of one share of common stock, $.001 par value, of Unisource common stock, for every two shares of Alco stock owned on the Record Date. The distribution resulted in 100% of the outstanding shares of Unisource common stock being distributed to Alco shareholders on December 31, 1996. The Internal Revenue Service issued a ruling letter which provided that, except for any cash received in lieu of fractional shares, the spin-off of Unisource was tax-free to Alco and to Alco's U.S. shareholders.

     In conjunction with the separation of their businesses, Unisource and the Company entered into various agreements that address the allocation of assets and liabilities between them and define their relationship after the separation, including a Distribution Agreement (Distribution Agreement), a Benefits Agreement (Benefits Agreement) and a Tax Sharing and Indemnification Agreement (Tax Sharing Agreement). The Distribution Agreement provides for, among other things, the principal transactions required to effect the Distribution, the conditions to the Distribution, the allocation between the Company and Unisource of certain assets and liabilities and cooperation by the Company and Unisource in the provision of information and certain facilities necessary to perform the administrative functions incident to their respective businesses. The Distribution Agreement includes cross-indemnification provisions pursuant to which Unisource and the Company indemnify each other for damages that may arise out of a breach of their respective obligations under the agreement. Under the Benefits Agreement, Unisource's obligation to provide benefits includes all obligations with respect to Unisource employees under pension plans, savings plans and multiemployer plans, welfare plans (retiree medical plans), supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Unisource employees and includes liabilities that arose while the individuals were employed by Alco. The Benefits Agreement requires the Company to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under Alco's 1985, 1991 and 1994 deferred compensation plans. Unisource assumed certain Alco pension plans cover-

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------

ing Unisource employees, and assets and liabilities attributable to Unisource employees under Alco's participating companies pension plan and Alco's 401(k) plan have been transferred to new Unisource pension and 401(k) plans, respectively. Under the Tax Sharing Agreement, Unisource will bear its respective share of (i) the Company's federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability, and (iii) the Company's consolidated personal property tax liability for all tax periods that end before or that include the Distribution Date. Unisource is responsible for paying any tax liabilities arising for any tax return that it files separately. If any tax year ending before or including the Distribution Date is subsequently examined by the IRS, and an adjustment results from such examination, then Unisource's share of the Company's additional federal consolidated income tax liability (or benefit for that tax year) will be computed and agreed to by the parties. The Tax Sharing Agreement generally provides that in the event either the Company or Unisource takes any action inconsistent with, or fails to take any action required by, or in accordance with the qualification of the Distribution as tax-free, then the Company or Unisource, as the case may be, will be liable for and indemnify and hold the other harmless from any tax liability resulting from such action.

     The Company has accounted for Unisource as a discontinued operation for all periods presented in these financial statements. Prior-year amounts for Unisource have been restated to reflect interest and other expenses allocated by the Company. Unisource has been charged corporate interest expense based on the relationship of its net assets to total Company net assets, excluding corporate debt, in amounts of $7,203,000 in the first quarter of fiscal 1997, $29,572,000 in fiscal 1996 and $26,586,000 in fiscal 1995. The Company recorded a charge against earnings of $50,000,000 in the third quarter of fiscal 1996 for new restructuring activities at Unisource. The charge includes facility closures costs of $33,000,000 and severance costs for approximately 900 employees of $17,000,000 associated with the announced regional realignment from ten to five regions in the United States and facilities mergers in the U.S. and Canada. An $18,000,000 charge against earnings was recorded in the third quarter of fiscal 1996 for costs associated with the spin-off of Unisource consisting primarily of investment banking fees, legal and accounting fees, filing fees and employee termination costs directly related to the spin-off.

     The Company has owned several manufacturing and industrial businesses, all of which have been sold. There are currently environmental remediation claims pending for manufacturing or landfill sites in the United States that relate to these discontinued operations. As a result of several environmental remediation claims, and increased estimated costs associated with existing environmental remediation sites, primarily related to discontinued manufacturing operations divested by the Company in 1991 and prior, the Company took a fourth quarter charge in fiscal 1995 to increase its liabilities for environmental remediation. The discontinued operations charge was $23,630,000 ($16,541,000 net of tax or $.14 per share).

     During 1995, the Company agreed to pay $10,000,000 to settle a claim by a former subsidiary, which had asserted that the Company was liable for certain employee liabilities. This amount was primarily charged against existing reserves for discontinued operations. The Company paid $5,000,000 during 1995, $2,000,000 in 1996 and $1,500,000 in 1997 with the remaining $1,500,000 to be paid over the next two years.

The results of discontinued operations were:

                                                                         Fiscal Year
                                                                      Ended September 30
                                    Three Months Ended         ------------------------------
(in thousands)                       December 31, 1996                1996               1995
---------------------------------------------------------------------------------------------
Revenues (Unisource)                       $ 1,728,533         $ 7,022,808        $ 6,987,274
=============================================================================================
Income (loss) before taxes
   Unisource (including $50,000
      restructuring charge in 1996)        $    34,743         $   103,003        $   172,745
   Spin-off costs                                                  (18,000)
   Environmental charge                                                               (23,630)
---------------------------------------------------------------------------------------------
                                                34,743              85,003            149,115
Tax expense (benefit)
   Unisource                                    14,592              43,005             67,543
   Spin-off costs                                                   (3,850)
   Environmental charge                                                                (7,089)
---------------------------------------------------------------------------------------------
                                                14,592              39,155             60,454
Net income (loss)
   Unisource                                    20,151              59,998            105,202
   Spin-off costs                                                  (14,150)
   Environmental charge                                                               (16,541)
---------------------------------------------------------------------------------------------
                                           $    20,151         $    45,848        $    88,661
=============================================================================================

The net assets of discontinued operations at September 30, 1996 consist of:

(in thousands)
------------------------------------------------------------------------------
Working capital                                                     $  750,792
Net property and equipment                                             224,168
Other assets                                                           637,062
Long-term debt and other liabilities                                  (122,821)
------------------------------------------------------------------------------
Unisource equity and intercompany debt                              $1,489,201
==============================================================================

In December 1996, Unisource repaid $553,500,000 of intercompany debt outstanding with the Company and the Unisource common stock was distributed to Alco shareholders. Equity of the Company was reduced by $960,723,000, which was the equity of Unisource at December 31, 1996, adjusted for post-closing tax and pension adjustments.

6. Finance Receivables

The Company's wholly owned finance subsidiaries are engaged in purchasing office equipment from Company dealers and leasing the equipment to customers under direct financing leases.

Components of finance receivables, net, are as follows:


September 30 (in thousands)                   1997                1996
--------------------------------------------------------------------------------
Gross receivables                      $ 2,491,817         $ 1,538,183
Unearned income                           (607,533)           (272,279)
Unguaranteed residuals                     194,639             108,338
Allowance for doubtful accounts            (76,767)            (60,484)
--------------------------------------------------------------------------------
Lease receivables                        2,002,156           1,313,758
Less: Current portion                      670,784             435,434
--------------------------------------------------------------------------------
Long-term lease receivables            $ 1,331,372         $   878,324
================================================================================

At September 30, 1997, future minimum lease payments to be received under direct financing leases were: 1998 - $850,079,000; 1999 - $717,633,000; 2000 -
$512,561,000; 2001 - $292,177,000; 2002 - $117,662,000; thereafter - $1,705,000;
while future minimum lease payments to be received under operating leases were:
1998 - $42,066,000; 1999 - $29,857,000; 2000 - $20,845,000; 2001 - $11,863,000;
2002 - $5,461,000; thereafter - $15,000.

     IKON's U.S. finance subsidiary has entered into asset securitization agreements for $275,000,000 of eligible direct financing lease receivables that expire in March 1998 ($125,000,000) and September 1998 ($150,000,000). The
agreements contain limited recourse provisions that require the finance subsidiary to assign an additional amount of undivided interest in leases as a reserve to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to the agreement amount. In fiscal year 1997, the finance subsidiary sold an additional $103,401,000 in leases, replacing leases liquidated during the year, under the agreements.

     The changes in the finance subsidiary servicing liabilities relating to the asset securitization agreements for the fiscal years ended September 30, 1997 and 1996, are as follows:


(in thousands)                    1997            1996
--------------------------------------------------------------------------------
Beginning of period            $ 8,467         $ 4,187
Additions                        3,170           6,050
Less: Amortization              (3,389)         (1,770)
--------------------------------------------------------------------------------
Balance at September 30        $ 8,248         $ 8,467
================================================================================

The estimated fair value of the servicing liabilities aggregated $7,485,000 at September 30, 1997 and $7,587,000 at September 30, 1996.

7. Property and Equipment

Property and equipment, at cost, consisted of:


September 30 (in thousands)                               1997            1996
--------------------------------------------------------------------------------
Land                                                  $  6,797        $  9,412
Buildings and improvements                             101,773          72,709
Furniture and equipment                                353,790         276,113
--------------------------------------------------------------------------------
                                                       462,360         358,234
Less: accumulated depreciation                         222,815         169,416
--------------------------------------------------------------------------------
                                                      $239,545        $188,818
================================================================================

8.   Notes Payable and Long-Term Debt

Notes payable consisted of:


September 30 (in thousands)                                 1997            1996
--------------------------------------------------------------------------------
Notes payable to banks at average interest rate:
    1997 - 6.1%; 1996 - 6.0%                            $259,464        $184,358

Other notes payable at average interest rate:
    1997 - 8.8%; 1996 - 8.2%                               7,515           2,104
--------------------------------------------------------------------------------
                                                        $266,979        $186,462
================================================================================

Long-term debt consisted of:

September 30 (in thousands)                                 1997            1996
--------------------------------------------------------------------------------
Bond issue at stated interest rate of 6.75%, net of
   discount (1997- $4,467;1996 - $4,519), due 2025,
   effective interest of rate 6.87%                     $295,533        $295,481

Bond issue at interest rate of 8 7/8% due 2001            43,819         150,000

Private placement debt at average interest rate:
   1997 - 7.2%; 1996 - 7.7%, due 2005                      55,000        105,000

Bank debt at average interest rate: 1997 - 7.7%;
   1996 - 7.6%, due 2000                                   71,641         72,721

Notes payable to insurance company at average
   interest rate of 9.7%                                                  60,000

Sundry notes, bonds and mortgages at average
   interest rate: 1997 - 7.7%; 1996 - 6.9%, due
   1998 - 2003                                             52,876         74,929

Present value of capital lease obligations
   (gross amount: 1997 - $36,494; 1996 - $30,201)          32,160         26,489
--------------------------------------------------------------------------------
                                                          551,029        784,620
     Less current maturities                               60,794         62,697
--------------------------------------------------------------------------------
                                                         $490,235       $721,923
================================================================================

After giving effect to interest rate swaps, the average effective interest rate on the Company's long-term bank debt was 7.7% and 7.6% at September 30, 1997 and September 30, 1996, respectively, compared to average rates of 3.5% and 4.8% as the stated variable rate at September 30, 1997 and September 30, 1996, respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------

Long-term debt, finance subsidiaries consisted of:


September 30 (in thousands)                                   1997              1996
------------------------------------------------------------------------------------
Medium term notes at average interest rate:
   1997 - 6.6%; 1996 - 6.8%                             $1,542,250        $  969,900

Notes payable to banks at average interest rate:
   1997 and 1996 - 6.4%                                    203,504           157,126
------------------------------------------------------------------------------------
                                                         1,745,754         1,127,026
Less current maturities                                    251,711           314,000
------------------------------------------------------------------------------------
                                                        $1,494,043        $  813,026
====================================================================================

Long-term debt and long-term debt, finance subsidiaries mature as follows:

                                                 Long-Term Debt,
                                                        Finance
(in thousands)                Long-Term Debt       Subsidiaries
---------------------------------------------------------------
(fiscal year)
1998                               $  60,794           $251,711
1999                                  11,724            629,828
2000                                   6,555            346,257
2001                                  75,372            428,673
2002                                  45,120             80,964
2003 - 2025                          351,464              8,321
---------------------------------------------------------------

On December 2, 1996, Unisource borrowed under its new credit facility to repay $553,500,000 of intercompany debt with the Company. The Company prepaid debt in the amount of $514,000,000 from these funds. Early repayment of this debt resulted in certain prepayment penalties. Total prepayment penalties of $18,701,000 and related tax benefits of $6,545,000 are reflected as an extraordinary loss on early extinguishment of debt on the Statement of Income for fiscal 1997.

     On December 16, 1996, the Company entered into a credit agreement with several banks under which it may borrow up to $400,000,000. This multicurrency facility replaced a $500,000,000 credit facility that was due to expire December 1, 1999 and a $100,000,000 credit facility that was canceled on December 2, 1996. The reduced credit commitment reflects the spin-off of the Unisource business that was effective December 31, 1996 (see note 5). The new agreement, that expires December 15, 2001, includes a facility fee that could range from
6.5 to 9.0 basis points per annum on the commitment, based upon the Company's current long-term debt rating (8 basis points per annum at September 30, 1997). The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates. At September 30, 1997, short-term borrowings supported by the credit agreement totaled $248,100,000 leaving $151,900,000 unused and available.

     On October 27, 1997, the Company completed a $250,000,000 underwritten public debt offering consisting of $125,000,000 6.75% notes due November 1, 2004 and $125,000,000 7.3% notes due November 1, 2027. The 6.75% notes were sold at a discount to yield 6.794% and carry a make-whole call provision with a five basis-points premium. The 7.3% notes were also sold at a discount to yield 7.344% and carry a make-whole call provision with a 15 basis-points premium. The proceeds of the offering were used to repay short-term borrowings.

     The wholly owned U.S. finance subsidiary of the Company may offer notes to the public from time to time under its medium term notes program. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of the finance subsidiary, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. At September 30, 1997, $1,646,750,000 is available for issuance under this program.

     The Company is in compliance with all covenants, including financial, for all loan agreements. Capital lease obligations and mortgages are secured by property and equipment that had a net book value of $18,444,000 at September 30, 1997.

     Interest paid, including finance subsidiaries and corporate interest allocated to discontinued operations, approximated $151,000,000, $119,000,000 and $84,000,000 for fiscal years 1997, 1996 and 1995, respectively.

9.   Shareholders' Equity

During the first quarter of fiscal 1996, 432,130 common shares were issued for Series AA Preferred Stock conversions by holders. On February 9, 1996, the Company redeemed the balance of its Series AA Preferred Stock for common stock at the conversion rate of 2.2402 shares of common stock for each depositary share. Common shares totaling 8,585,423 were issued in connection with this redemption.

     On July 25, 1995, the Company sold 3,877,200 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock, for $77.375 per depositary share totaling $299,998,350, and used the net proceeds to reduce debt. Dividends are cumulative at $5.04 per year per depositary share. The Series BB Preferred Stock has one vote per share (equivalent to 1/100th vote per depositary share) and has a liquidation preference of $77.375 per depositary share plus an amount equal to accrued and unpaid dividends. Prior to October 1, 1998, each depositary share is convertible at the option of the holder into
2.0468 shares of common stock of the Company. On October 1, 1998, unless previously converted at the option of the holder, each of the outstanding depositary shares will automatically convert into a number of shares of common stock of the Company equal to (a) 2.0468 shares of common stock per depositary share if the current market price of the Company's common stock is greater than or equal to $37.80 per share, (b) the number of shares of common stock (per depositary share) having a value (determined at the current market price) equivalent to $77.375, if the current market price is less than $37.80, but greater than $30.98 and (c)
2.4972 shares of common stock per depositary share if the current market price of the Company's common stock is at or below $30.98 per share. The current market price to be used in the conversion calculation will be the average closing price per share of common stock of the Company on the twenty trading days immediately prior to, but not including, October 1, 1998. At September 30, 1997, 7,935,853 shares of common stock were reserved for conversion of the Series BB conversion preferred stock.

     Employee stock options are granted at the market price at dates of grant which does not require the Company to recognize any compensation expense. These options expire in ten years and generally vest over five years. The proceeds of options exercised are credited to shareholders' equity. As permitted by SFAS 123, the Company continues to account for its stock options in accordance with APB 25. A plan for the Company's directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

Changes in common shares under option were:

                                                        Weighted
                                                         Average
                                            Shares         Price
----------------------------------------------------------------
September 30, 1994                       4,664,586        $17.35
Granted                                    822,236         30.07
Exercised                                 (854,250)        14.67
Cancelled                                  (46,214)        23.44
----------------------------------------------------------------
September 30, 1995                       4,586,358         20.07
Granted                                  1,582,767         43.17
Exercised                                 (813,408)        15.77
Cancelled                                  (72,077)        35.25
----------------------------------------------------------------
September 30, 1996                       5,283,640         27.45
Unisource Spin-off Adjustment              952,043         23.53
Granted                                  1,395,757         38.96
Exercised                                 (894,601)        16.85
Cancelled
        Unisource Spin-off                (943,103)        32.34
        Other                             (219,045)        26.39
----------------------------------------------------------------
September 30, 1997                       5,574,691        $26.53
================================================================
Available for Grant                      4,654,902
----------------------------------------------------------------

     In connection with the separation of Unisource from Alco, stock options that were not exercised prior to the effective date of the Distribution were adjusted. Optionholders who remain employees of IKON retained their options to purchase IKON shares. The number of shares subject to, and the exercise price of, each IKON option was adjusted based upon a formula that preserved the inherent intrinsic value and vesting and term provisions of such options. Optionholders who became employees of Unisource after the Distribution were given the opportunity to receive options to purchase shares of Unisource Common Stock in lieu of their Alco options or had their options cancelled.

     The following is provided to comply with the disclosure requirements of SFAS 123. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards in fiscal years 1997 and 1996, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

Fiscal year ended September 30 (in thousands, except per share data)

                                                                         1997                1996
-------------------------------------------------------------------------------------------------
Income from continuing operations before extraordinary loss       $   117,615         $   162,932
Income from discontinued operations                                    19,871              45,116
Income before extraordinary loss                                      137,486             208,048
Earnings per share
   Continuing operations                                          $       .73         $      1.10
   Discontinued operations                                                .15                 .35
   Extraordinary loss                                                    (.09)
-------------------------------------------------------------------------------------------------
   Net Income                                                     $       .79         $      1.45
=================================================================================================

The pro forma effect on net income for fiscal 1997 and 1996 may not be representative of the pro forma effect on net income of future years because the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to October 1, 1995.

     The weighted-average fair values at date of grant for options granted during fiscal years 1997 and 1996 were $15.49 and $14.75, respectively, and were estimated using the Black-Scholes option-pricing model. The following assumptions were applied for periods before the Unisource spin-off and subsequent to the Unisource spin-off, respectively: (i) expected dividend yields of 1.4% and .6%, (ii) expected volatility rates of 29.1% and 31.8%, and (iii) expected lives

     The following table summarizes information about stock options outstanding at September 30, 1997:


                                                      Options Outstanding                            Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                  Number           Weighted-Average     Weighted-Average        Number       Weighted-Average
             Range of           Outstanding            Remaining            Exercise          Exercisable        Exercise
          Exercise Prices       at 9/30/97         Contractual Life           Price           at 9/30/97           Price
         $  7.85 - $13.01         972,984                 3.2 years          $12.07             972,984          $ 12.07
           14.18 -  19.90       1,199,454                 5.8                 18.11             783,571            17.67
           22.84 -  29.18       1,169,981                 8.1                 25.16             337,799            24.27
           30.03 -  38.79       1,676,810                 8.4                 35.71             254,024            35.27
           44.63 -  59.99         555,462                 9.2                 45.17              43,566            50.96

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------

of 5.4 years and 5.7 years. The risk-free interest rates applied for fiscal 1997 and 1996 were 5.9% and 6.4%, respectively.

     In fiscal 1995, with Board of Director and shareholder approvals, the Company amended and restated its Long-Term Incentive Compensation Plan (LTIP). The plan is intended to motivate, recognize and reward key management employees for long-term performance. Under the plan, key management employees are granted stock or cash awards, which are earned upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In fiscal 1995, the Company granted 198,706 stock awards under the plan. At December 31, 1996, 85,302 awards were transferred to Unisource. The remaining 113,404 stock awards were adjusted to 139,963 as a result of the spin-off, of which 80,660 awards were earned and 59,303 awards were cancelled. In 1996, the Company changed the form of the LTIP award granted from a stock award to a fixed cash award. In fiscal 1997 and 1996, cash awards totaling $4,819,500 and $3,910,419, respectively, were granted to LTIP participants. In connection with these plans, the Company expensed $3,111,000 in fiscal 1997, $7,500,000 in fiscal 1996 and $6,596,000 in fiscal
1995.

     IKON amended its Rights Agreement (Rights Plan) as of June 18, 1997. The Rights Plan, which was scheduled to expire in accordance with its terms on February 10, 1998, was extended as amended for an additional ten-year term expiring June 18, 2007.

     The Rights Plan established a new exercise price of $204.00 per preferred stock purchase right (individually, a "Right," and collectively, the "Rights"). A Right entitles holders thereof to buy 1/100th of a share of Series 12 Preferred Stock of the Company (the "Preferred Shares").

     The Rights Plan provides that the Rights will be exercisable and will trade separately from shares of the Company's common stock only if a person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the shares of the Company's common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the shares of the Company's common stock (a "Flip-in Event"). Only when one or more of these events occur will shareholders receive certificates for the Rights.

     If any person actually acquires 15% or more of the shares of common stock, other than through a tender or exchange offer for all shares of common stock that provides a fair price and other terms for such shares, or if a 15%-or-more shareholder engages in certain "self-dealing" transactions or engages in a merger or other business combination in which the Company survives and shares of its common stock remain outstanding, the other shareholders will be able to exercise the Rights and buy shares of common stock of the Company having twice the value of the exercise price of the Rights. A provision has been added to the Rights Plan that allows shareholders, upon action by a majority of the Continuing Directors (Continuing Directors are, in general, directors who were members of the Board of Directors prior to a Flip-in Event), to exercise their Rights for 50% of the shares of common stock otherwise purchasable upon surrender to the Company of the Rights so exercised and without other payment of exercise price.

     The Rights Plan has also reduced the price at which the Board of Directors can redeem the Rights to $.01.

     The Rights, in general, may be redeemed at any time prior to the tenth day following public announcement that a person has acquired a 15% ownership position in shares of common stock of the Company.


10. Taxes on Income

Provision for income taxes:

Fiscal Year Ended September 30 (in thousands)                     1997                   1996                    1995
---------------------------------------------------------------------------------------------------------------------
                                                   Current    Deferred     Current   Deferred     Current    Deferred
---------------------------------------------------------------------------------------------------------------------
Federal                                            $(2,983)    $78,770     $21,144    $58,540      $8,832     $41,723
Foreign                                               (361)      8,353      13,496        528       8,923       1,653
State                                                2,032       4,940      11,170      3,106      15,640      (1,270)
---------------------------------------------------------------------------------------------------------------------
Taxes on income                                    $(1,312)    $92,063     $45,810    $62,174     $33,395     $42,106
=====================================================================================================================

The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

September 30 (in thousands)                      1997      1996
---------------------------------------------------------------
Deferred tax liabilities:
        Depreciation and amortization         $45,891   $32,284
        Lease income recognition              344,553   227,003
---------------------------------------------------------------
           Total deferred tax liabilities     390,444   259,287
Deferred tax assets:
        Accrued liabilities                   144,324   137,982
        Net operating loss carryforwards       28,766    17,939
        AMT credit carryforwards               38,792     7,600
        Other-net                              15,341    14,302
---------------------------------------------------------------
           Total deferred tax assets          227,223   177,823
        Valuation allowance                    43,255    26,647
---------------------------------------------------------------
           Net deferred tax assets            183,968   151,176
---------------------------------------------------------------
Net deferred tax liabilities                 $206,476  $108,111
===============================================================

Net operating loss carryforwards consist primarily of state carryforwards of $457,000,000 principally expiring in years 1998 through 2012. A full valuation allowance has been established against this amount. Credit carryforwards consist principally of federal and state alternative minimum tax (AMT) credits of approximately $38,792,000 (with no expiration date) and affordable housing credits of approximately $1,017,000 (expiring in 2012).

Components of the effective income tax rate:

Fiscal Year Ended September 30            1997            1996            1995
-------------------------------------------------------------------------------
Federal                                   35.0%           35.0%           35.0%
State                                      3.8             3.4             4.9
Goodwill                                   5.0             2.1             2.5
Foreign including credits                  (.6)            (.3)            1.2
Other                                      (.6)            (.6)           (4.0)
-------------------------------------------------------------------------------
Effective income tax rate                 42.6%           39.6%           39.6%
===============================================================================

Net income tax payments (refunds) for all operations, including discontinued, amounted to $(22,081,000) in 1997, $46,231,000 in 1996 and $30,436,000 in 1995.

     Undistributed earnings of the Company's foreign subsidiaries were approximately $65,110,000 at September 30, 1997. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

11. Leases

Equipment acquired under capital leases is included in property and equipment in the amount of $44,465,000 in 1997 and $33,141,000 in 1996 and the related amounts of accumulated amortization are $26,021,000 in 1997 and $11,491,000 in 1996. Related obligations are in long-term debt and related amortization is included in depreciation.

     At September 30, 1997, future minimum lease payments under noncancelable operating leases with initial or remaining terms of more than one year were:
1998 - $79,979,000; 1999 - $62,493,000; 2000 - $46,857,000; 2001 - $35,434,000;
2002 - $27,628,000; thereafter - $34,181,000.

     Total rental expense was $81,608,000 in 1997, $67,006,000 in 1996 and
$61,398,000 in 1995.

12. Contingencies

There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims relating to discontinued operations (see note 5) and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

13. Pension and Stock Purchase Plans

The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($861,000 in 1997, $1,338,000 in 1996 and $1,346,000 in 1995) charged to continuing operations amounted to $17,623,000 for 1997, $20,215,000 for 1996 and $12,846,000 for 1995.

The components of net periodic pension cost for the Company-sponsored defined benefit pension plans were:

Fiscal Year Ended September 30 (in thousands)            1997             1996             1995
-----------------------------------------------------------------------------------------------
Service cost                                         $ 19,208         $ 15,734         $ 10,610
Interest cost on projected benefit obligation          18,373            7,448            7,429
Actual return on plan assets                          (30,949)         (15,663)         (18,409)
Net amortization and deferral                          10,130           11,358           11,870
-----------------------------------------------------------------------------------------------
Net pension cost                                     $ 16,762         $ 18,877         $ 11,500
===============================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------




Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                                  1997       1996       1995
-----------------------------------------------------------------------------
Weighted average discount rates                   7.75%      7.75%      7.50%
Rates of increase in compensation levels          6.25%      6.25%      6.00%
Expected long-term rate of return on assets      10.00%     10.00%     10.00%

The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans were:

September 30 (in thousands)                                    1997              1996
-------------------------------------------------------------------------------------
Actuarial present value of benefit obligations
   Vested                                                 $ 212,332         $ 198,061
=====================================================================================
   Accumulated                                            $ 218,585         $ 204,457
=====================================================================================
   Projected                                              $ 260,959         $ 237,043
Plan assets at fair value                                   259,243           224,265
-------------------------------------------------------------------------------------
Plan assets less than projected benefits                     (1,716)          (12,778)
Items not yet recognized
   Net gain                                                 (42,864)          (34,231)
   Prior service cost                                        12,705            12,526
   Net asset existing at transition date                     (7,494)           (8,742)
Adjustment required to recognize minimum liability           (4,535)           (4,603)
-------------------------------------------------------------------------------------
Net pension liability                                     $ (43,904)        $ (47,828)
=====================================================================================

Under the Benefits Agreement with Unisource, the Company assumed certain benefit obligations and related assets for retirees and terminated vested employees of Unisource which totaled approximately $105,000,000.

     Substantially all of the plan assets at September 30, 1997 are invested in listed stocks, including common stock of the Company having a fair value of $30,675,600.

     The majority of the Company's employees were eligible to participate in the Company's Stock Participation Plan through fiscal 1995, under which they were permitted to invest 2% to 6% of regular compensation before taxes. The Company contributed an amount equal to two-thirds of the employees' investments and all amounts were invested in the Company's common shares. Effective October 2, 1995, the Stock Participation Plan was replaced by a Retirement Savings Plan (RSP). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in six different investment funds. The Company contributes an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. All Company contributions are invested in the Company's common shares. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the plans charged to continuing operations amounted to $31,026,000 in 1997, $23,596,000 in 1996 and $16,983,000 in 1995.

14. Geographic Information

Revenues, income before taxes and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 were as follows:

(in millions)                     1997         1996         1995
----------------------------------------------------------------
Revenues
Domestic                      $4,467.6     $3,559.7     $2,802.2
Europe                           375.8        360.6        178.4
Canada                           270.7        177.7        111.0
Other                             14.3          1.8
----------------------------------------------------------------
Total                         $5,128.4     $4,099.8     $3,091.6
================================================================
Income Before Taxes
Domestic                       $ 233.4      $ 251.1     $  186.7
Europe                            10.0         38.3          9.0
Canada                            17.5         20.6         16.5
Other                              (.3)          .1
----------------------------------------------------------------
Operating                        260.6        310.1        212.2
Interest expense                 (47.5)       (37.2)       (21.7)
----------------------------------------------------------------
Total                          $ 213.1      $ 272.9     $  190.5
================================================================
Assets
Domestic                      $4,340.4     $3,096.2     $2,313.4
Europe                           566.3        560.2        300.5
Canada                           405.1        227.5        161.5
Other                             12.1         11.5
----------------------------------------------------------------
Total                         $5,323.9     $3,895.4     $2,775.4
================================================================

15.  Financial Instruments

The Company uses financial instruments in the normal course of its business, including derivative financial instruments, for purposes other than trading. These financial instruments include debt, commitments to extend credit and interest rate and currency swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

Concentration of Credit Risk

The Company is subject to credit risk through trade receivables, lease receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of a large customer base and its geographic dispersion. Short-term cash investments are placed with high-credit quality financial institutions and in short duration corporate and government debt securities funds. By policy, the Company limits the amount of credit exposure in any one type of investment instrument.

Interest Rate and Currency Swap Agreements

The Company has interest rate swap agreements relating to finance subsidiaries' financial instruments having a total principal/notional amount of $105,000,000 with fixed rates from 5.77% to 7.08%. The Company also has Canadian dollar denominated interest rate swap agreements having a total principal/notional amount of $71,092,000 (CN$98,248,000) with fixed rates from 7.43% to 7.74%. The
Company is required to make payments to the counterparties at the fixed rate stated in the agreements and in return the Company receives payments at variable rates.

     The Company has also entered into cross-currency swap agreements to exchange Canadian dollars (CN$98,248,000) for pounds sterling
((Pounds)46,500,000). The Company is required to make pounds sterling payments at fixed rates from 9.53% to 9.90% in exchange for Canadian dollar payments at fixed rates from 9.02% to 9.38%.

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

Long-Term Debt

The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 8.

Off-Balance-Sheet Instruments

Fair values for the Company's off-balance-sheet instruments (interest rate and currency swaps) are based on the termination of the agreements.


The carrying amounts and fair values of the Company's financial instruments were as follows:

                                                   1997                                   1996
September 30 (in thousands)             Carrying Amount        Fair Value      Carrying Amount        Fair Value
----------------------------------------------------------------------------------------------------------------
Long-term debt:
 Bond issues                                 $  339,352        $  327,869           $  445,481        $  423,667
 Private placement debt                          55,000            55,791              105,000           103,538
 Bank debt                                       71,641            74,269               72,721            73,406
 Notes payable to insurance company                                                     60,000            61,813
 Sundry notes, bonds and mortgages               52,876            54,581               74,929            75,900
 Finance subsidiaries' debt                   1,745,754         1,750,298            1,127,026         1,124,395
Interest rate and currency swaps                                   (7,183)                                (5,074)


Financial Review

--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------



On June 19, 1996, the Company announced that it would split its two operating units into independent companies by spinning off Unisource, its paper products and supply systems distribution group, as a separate publicly owned company. The Company accomplished the transaction through a U.S. tax-free distribution of Unisource stock to Company shareholders on December 31, 1996. As a result of the spin-off of Unisource, the Company has accounted for Unisource as a discontinued operation. Continuing operations of the Company consist of IKON, which sells, rents and leases photocopiers, digital printers and other automated office equipment for use in both traditional and integrated office environments. IKON also provides outsourcing and imaging services and offers consulting, design, computer networking and technology training for the networked office environment.

Results of Operations

Revenues and income before taxes for continuing operations for fiscal years ended September 30, 1997, 1996 and 1995 and the percentage change for 1997 versus 1996 and 1996 versus 1995 were:

(in millions)                                              1997        1996   % Change         1996         1995   % Change
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                 $5,128      $4,100      25.1%       $4,100       $3,092       32.6%
===========================================================================================================================
Income before taxes:
   Operating income, excluding transformation costs      $387.5      $331.5      16.9%       $331.5       $212.2      56.2%
   Transformation costs                                  (126.9)      (21.4)                  (21.4)
---------------------------------------------------------------------------------------------------------------------------
   Operating income                                       260.6       310.1     (16.0%)       310.1        212.2      46.1%
   Interest expense                                       (47.5)      (37.2)                  (37.2)       (21.7)
---------------------------------------------------------------------------------------------------------------------------
                                                         $213.1      $272.9     (21.9%)      $272.9       $190.5      43.3%
===========================================================================================================================

Financial Review
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                    --------------------------------------------

Fiscal 1997 Compared to Fiscal 1996

The Company's revenues increased approximately $1.0 billion, or 25.1% in fiscal 1997 compared to fiscal 1996, of which $554 million relates to current and prior-year acquisitions and $474 million to base companies' internal growth. Revenues from the Company's operations outside the U.S. were $660 million in fiscal 1997 compared to $540 million in fiscal 1996. The Company's European operations accounted for $15 million of the increase, while Canadian revenues increased $93 million as a result of acquisitions and internal growth in base companies. Other foreign companies added $12 million of revenue in fiscal 1997. The Company's worldwide internal revenue growth was 12% in fiscal 1997 compared to 14% in fiscal 1996. The internal revenue growth has been negatively impacted by short-term issues related to the acceleration of the Company's transformation initiative and its impact on operations both in the U.S. and U.K. In fiscal 1997, IKON completed 89 acquisitions with annualized trailing revenues of $528 million. Of the companies acquired, 27 were outsourcing and imaging companies, 28 were technology services companies and 34 were traditional copier companies. This year, as part of its total solutions strategy, IKON has emphasized the acquisition of technology services and outsourcing companies to build its capabilities in these areas.

     The Company's operating income decreased by $49.5 million compared to the prior year. However, excluding transformation costs, operating income increased $56.0 million, or 16.9% over the prior year. Operating income from foreign operations was $27.1 million for fiscal 1997 compared to $59.0 million in the prior year. European operations posted a $28.3 million decline in operating income in fiscal 1997, relating primarily to revenue declines in the U.K. and transformation costs. Canadian operating income decreased $3.2 million and other foreign operations decreased $.4 million. These declines are also primarily the result of transformation costs. There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1997 compared to fiscal 1996. Finance subsidiaries contributed 23.5% of IKON's operating income in fiscal 1997 compared to 15.1% in fiscal 1996. The Company's operating margins were 5.1% in fiscal 1997 compared to 7.6% in fiscal 1996. Excluding transformation costs, the Company's operating margins were 7.6% in fiscal 1997, compared to 8.1% in fiscal 1996. Costs associated with the Company's transformation program increased $105 million in fiscal 1997 compared to fiscal 1996, primarily relating to the write-off of costs associated with the SAP computer platform that was abandoned during the second quarter and technology conversion costs ($36 million), severance and other employee related costs, including temporary labor and costs related to consultants assisting with the transformation ($35 million), facility consolidations costs, including lease buyouts and write-offs of leasehold improvements ($23 million) and costs incurred in connection with the adoption of the IKON name worldwide ($11 million).

     Interest expense increased $10.3 million in fiscal 1997, primarily the result of increased borrowing levels when adjusted for the Unisource intercompany debt repayment made in December 1996. Income from continuing operations before taxes decreased by $59.8 million from the prior year, primarily reflecting the combined result of internal growth from base companies along with earnings contributed by acquisitions, net of increased transformation and interest costs. The effective income tax rate is 42.6% in fiscal 1997 compared to 39.6% in fiscal 1996. The Company used the proceeds of a December 2, 1996 $553.5 million intercompany debt repayment from its discontinued operation, Unisource, to prepay $514 million of corporate debt. The Company recorded an extraordinary charge of $12.2 million after tax ($18.7 million pretax) in the first quarter of fiscal 1997 primarily for prepayment penalties relating to its early extinguishment of certain corporate debt. Earnings per share from continuing operations, excluding the extraordinary charge, decreased from $1.12 per share in fiscal 1996 to $.77 per share in fiscal 1997. Excluding transformation costs, earnings per share from continuing operations would have increased 12.2% from $1.23 per share in fiscal 1996 to $1.38 per share in fiscal 1997. Including the loss per share of $.09 on the extraordinary charge and the earnings per share of $.15 on discontinued operations, earnings per share of the Company were $.83 for fiscal 1997 compared to $1.48 (which includes $.36 for discontinued operations) for fiscal 1996. Weighted average shares of 134.4 million in fiscal 1997 were 6.8 million shares greater than the 127.6 million weighted average shares in fiscal 1996, primarily the result of stock issued for acquisitions (5.8 million weighted shares) and conversion of the Series AA Preferred Stock effective February 9, 1996 (2.4 million weighted shares), net of treasury share repurchases (2.4 million weighted shares).

Fiscal 1996 Compared to Fiscal 1995

The Company's revenues increased $1 billion, or 32.6% in fiscal 1996 compared to fiscal 1995, of which $675 million relates to current and prior-year acquisitions and $333 million is internal growth. In fiscal 1996, IKON completed 100 acquisitions with annualized trailing revenues of $714 million. Revenues from the Company's operations outside the U.S. were $540 million in fiscal 1996 compared to $289 million in fiscal 1995. The Company's European operations accounted for $182 million of the increase, primarily the result of the acquisitions in the latter half of fiscal 1995, while Canadian revenues increased $67 million as a result of acquisitions and internal growth.

     Operating income increased by $97.9 million, or 46.1% over the prior year. Current and prior-year acquisitions accounted for $55.8 million, while the remaining $42.1 million was the result of internal growth, net of transformation costs. Excluding transformation costs, fiscal 1996 operating income increased $119.3 million, or 56.2% over fiscal 1995. Finance subsidiaries contributed 15.1% of operating income in fiscal 1996 compared to 12.3% in fiscal 1995. IKON's operating margins were 7.6% in fiscal 1996 compared to

6.9% in fiscal 1995. Excluding transformation costs, fiscal 1996 operating margins were 8.1%. Operating income from foreign operations was $59 million in fiscal 1996, up $33.5 million from the prior year of which $29.3 million is attributable to European operations and $4.1 million is attributable to Canadian operations. Costs associated with the Company's transformation program related primarily to severance and other employee related costs, including temporary labor and costs related to consultants assisting with the transformation ($19 million).

     Interest expense, net of corporate interest allocated to discontinued operations, increased $15.5 million in fiscal 1996, primarily the result of increased borrowing levels. Income from continuing operations before taxes increased by $82.4 million, or 43.3% over the prior year, primarily reflecting the combined result of internal growth along with earnings contributed by acquisitions, net of increased interest costs. The effective income tax rate is 39.6% in both fiscal 1996 and fiscal 1995. Earnings per share from continuing operations increased 30.2% from $.86 per share in fiscal 1995 to $1.12 per share in fiscal 1996. Weighted average shares of 127.6 million in fiscal 1996 were
11.1 million shares greater than the 116.5 million weighted average shares in fiscal 1995, primarily the result of stock issued for acquisitions (4.7 million weighted shares) and conversion of the Series AA Preferred Stock effective February 9, 1996 (6.6 million weighted shares).

Discontinued Operations

The Company spun-off Unisource, its paper products and supply systems distribution group, at the end of the first quarter of fiscal 1997. Revenues of Unisource increased $13 million or .7% in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. This change was due to increases associated with current and prior-year acquisitions of $152 million, which were offset by revenue declines of $139 million in base operations. The decline in base operations was principally due to an estimated decrease in average paper prices of 17% compared to the same period in fiscal 1996. The price deflation was partially offset by volume gains in the base operations. Income before income taxes decreased $8.5 million to $34.7 million for the first quarter of fiscal 1997 compared to $43.3 million in the first quarter of fiscal 1996. This decrease is primarily related to price decreases, net of volume increases in base operations and operating income contributed by acquisitions, plus additional interest expense of $3.5 million in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996.

     Revenues of Unisource were flat at $7 billion in both fiscal 1996 and 1995 as a result of price and volume declines, net of $528 million contributed by acquisitions. Income before income taxes decreased $69.7 million to $103 million in fiscal 1996 compared to $172.7 million in fiscal 1995. This decrease consists of a $50 million restructuring charge recorded in the third quarter of fiscal 1996 and an operating income decrease of $21.8 million, primarily related to the price and volume decreases experienced during the year, net of operating income contributed by acquisitions, while a reduction in interest expense of $2.1 million in fiscal 1996 slightly offset the operating income decline.

     An $18 million charge against earnings was recorded in the third quarter of fiscal 1996 for costs associated with the spin-off of Unisource consisting primarily of investment banking fees, legal and accounting fees, filing fees and employee termination costs directly related to the spin-off.

Year 2000 Costs

In July 1996, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Issue 96-14, Accounting for the Costs Associated with Modifying Computer Software for the Year 2000, which provides that costs associated with modifying computer software for the year 2000 be expensed as incurred. The Company is assessing the extent of the necessary modifications to its computer software.

Financial Condition and Liquidity

Net cash provided by operating activities of continuing operations for fiscal 1997 was $174 million, primarily the result of net income from continuing operations before the extraordinary loss, plus noncash charges to income, offset by increases in working capital. During the same period, the Company used $1.1 billion in cash for investing activities, which included finance subsidiary activity of $808 million, acquisition activity at a cash cost of $156 million and capital expenditures of $193 million. Investing activities were funded primarily through financing activities. Cash provided by financing activities included $552 million of intercompany debt repayments by Unisource that was used primarily to prepay corporate debt of the Company and $619 million of additional net funding for finance subsidiaries. Financing activities also included $112 million use of cash for the purchase of treasury shares.

     Debt, excluding finance subsidiaries, was $818 million at September 30, 1997, a decrease of $153 million from the continuing operations debt balance at September 30, 1996 of $971 million. At September 30, 1997, debt as a percentage of capitalization, excluding finance subsidiaries, was 35.6%, compared to 31.4% in the prior year, while the current ratio was 1.5 to 1. The increased debt to capital ratio reflects the effects of higher working capital, which the Company is currently managing to lower levels as the transformation proceeds, and the effects of the share repurchase program. At the end of fiscal 1997, the Company's commitments for capital expenditures were approximately $27 million, most of which are expected to be expended during fiscal 1998 and relate to IT initiatives.

     On December 16, 1996, the Company entered into a credit agreement with several banks under which it may borrow up to $400 million. This credit facility replaces a $500 million credit facility that was due to expire December 1999 and a $100 million credit facility that was canceled on December 2, 1996. The reduced credit commitment reflects the spin-off of the Unisource business that was effective December 31, 1996. As of September 30, 1997, short-term borrowings totaled $248 million, leaving $152 million available under the $400 million credit facility. In October 1997, the Company completed a $250 million two tranche underwritten public offering consisting of $125 million 6.75% notes due November 1, 2004 and $125 million 7.3% notes due November 1, 2027. The 6.75% notes were sold at a discount to yield 6.794% and carry a make-whole call provision with a five basis-points premium. The 7.3% notes were also sold at a discount to yield 7.344% and carry a make-whole call provision with a 15 basis-points premium. The proceeds of the offering were used to repay short-term borrowings. The Company also has $200 million available for either stock or debt offerings under its shelf registration statement filed November 1995.

     Finance subsidiaries' debt grew by $618.7 million from September 30, 1996, a result of increased leasing activity. During fiscal 1997, the U.S. finance subsidiary issued an additional $853.4 million under its $3.5 billion medium term notes program that began in July 1994 (including the shelf registration filed in May 1997 for $2 billion of medium term notes). At September 30, 1997, $1.5 billion of medium term notes were outstanding with a weighted average interest rate of 6.6%, while $1.6 billion remains available under this program. Under its $275 million asset securitization programs, the U.S. finance subsidiary sold $103.4 million in direct financing leases during fiscal 1997, replacing those leases liquidated and leaving the amount of contracts sold unchanged.

     The Company filed shelf registrations for 10 million shares of common stock in April 1997 and 5 million shares of common stock in March 1996. Shares issued under these registration statements are being used for acquisitions. Approximately 4 million shares have been issued under these shelf registrations through September 30, 1997, leaving 11 million shares available for issuance.

     On April 17, 1997, the Company announced that it may repurchase from time to time as much as 5% of the outstanding IKON common stock in open market transactions. Through September 30, 1997, the Company repurchased 4.4 million common shares for $109.7 million. Approximately 2.3 million shares may still be acquired by the Company in open market transactions under this program.

     The Company believes that its operating cash flow together with unused bank credit facilities and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions, dividends, stock repurchases and costs associated with the Company's transformation program. The Company estimates the total remaining costs of its transformation program to be from $50 million to $70 million, excluding capital costs. Quarterly transformation costs are expected to be in the range of $5 million to $20 million for the next four quarters.

Market Risk

Interest Rate Risk. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt. The Company has no cash flow exposure due to interest rate changes for long-term debt obligations. The Company primarily enters into debt obligations to support general corporate purposes, including acquisitions, capital expenditures and working capital needs. Finance subsidiaries' long-term debt is used to fund the lease receivables portfolio. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates using September 30, 1997 variable rates. The carrying amounts for cash, accounts receivable, long-term receivables and notes payable reported in the consolidated balance sheets approximate fair value.

     The table below presents principal amounts and related average interest rates by year of maturity for the Company's long-term debt obligations:


(in thousands)                                            1998         1999        2000        2001        2002       Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt
        Fixed rate                                     $60,794      $11,724      $6,555      $3,731     $45,120        $351,464
        Average interest rate                              7.8%         8.4%        8.6%        8.6%        8.9%            6.8%
        Variable rate                                                                       $71,641
        Average interest rate                                                                   3.5%
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt, finance subsidiaries
        Fixed rate                                    $251,711     $629,828    $346,257    $428,673     $80,964          $8,321
        Average interest rate                              7.1%         6.3%        6.7%        6.7%        6.2%            5.3%
------------------------------------------------------------------------------------------------------------------------------------
Interest Rate Derivative Financial Instruments Related to Debt
        Interest rate swaps:
         Pay fixed/receive variable                                                         $71,092
        Average pay rate                                                                        7.7%
        Average receive rate                                                                    3.5%
====================================================================================================================================


Foreign Exchange Risk. The Company does not have significant foreign exchange risk. Foreign denominated intercompany debt borrowed in one currency and repaid in another is fixed via currency swap agreements. Gains and losses resulting from the remeasurement of foreign financial statements into U.S. dollars did not have a significant effect on the results of operations for fiscal years 1997, 1996 or 1995.

Quarterly Financial Summary
--------------------------------------------------------------------------------
                                  IKON Office Solutions, Inc. and Subsidiaries
                                ------------------------------------------------


                                                     First           Second             Third           Fourth
(unaudited, in millions except  per share data)    Quarter          Quarter           Quarter          Quarter             Total
------------------------------------------------------------------------------------------------------------------------------------
1997
Revenues                                          $1,140.4         $1,277.9          $1,316.3         $1,393.8          $5,128.4
Gross profit                                         499.3            544.6             561.4            588.5           2,193.8
Transformation costs                                  14.3             61.2              23.0             28.4             126.9
Income before taxes                                   73.2             30.1              52.6             57.2             213.1
Income (loss)
        Continuing operations                         44.7             14.6              30.1             33.0             122.4
        Discontinued operations                       20.2                                                                  20.2
        Extraordinary loss                          (12.2)                                                                 (12.2)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                           $52.7            $14.6             $30.1            $33.0            $130.4
====================================================================================================================================
Earnings (loss) per share
        Continuing operations                         $.30             $.07              $.19             $.21              $.77
        Discontinued operations                        .15                                                                   .15
        Extraordinary loss                           (.09)                                                                  (.09)
------------------------------------------------------------------------------------------------------------------------------------
                                                      $.36             $.07              $.19             $.21              $.83
====================================================================================================================================
Dividends per share                                   $.14             $.04              $.04             $.04              $.26
Common stock price
        High/Low                           52 1/4 - 44 3/8  46 5/8 - 32 1/2   34 7/8 - 20 5/8  29 5/8 - 21 1/2  52 1/4  - 20 5/8

------------------------------------------------------------------------------------------------------------------------------------
1996
Revenues                                            $900.6         $1,015.4          $1,059.1         $1,124.7          $4,099.8
Gross profit                                         383.2            417.1             460.0            476.1           1,736.4
Transformation costs                                    .7              5.6               5.6              9.5              21.4
Income before taxes                                   61.3             66.3              72.8             72.5             272.9
Income (loss)
        Continuing operations                         36.9             40.5              43.7             43.8             164.9
        Discontinued operations                       26.3             28.6          (20.2) (a)           11.1              45.8 (a)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                           $63.2            $69.1             $23.5            $54.9            $210.7
====================================================================================================================================
Earnings (loss) per share
        Continuing operations                         $.25             $.28              $.30             $.30             $1.12
        Discontinued operations                        .22              .22           (.16) (a)            .08               .36 (a)
                                                      $.47             $.50              $.14             $.38             $1.48
====================================================================================================================================

Dividends per share                                   $.14             $.14              $.14             $.14              $.56
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

Corporate Financial Summary
--------------------------------------------------------------------------------
                                    IKON Office Solutions, Inc. and Subsidiaries
                                ------------------------------------------------

                                                  Ten-Year
(in millions, except per share data,              Compound
shareholders of record, employees)                  Growth             1997              1996             1995              1994
--------------------------------------------------------------------------------------------------------------------------------
Continuing Operations
Revenues                                             18.8%         $5,128.4          $4,099.8         $3,091.6          $2,391.1
Gross profit                                         23.9           2,193.8           1,736.5          1,296.7           1,030.2
   % of revenues                                                       42.8              42.4             41.9              43.1
Selling and administrative                           22.6           1,806.4           1,405.0          1,084.5             853.6
   % of gross profit                                                   82.3              80.9             83.6              82.9
Operating income                                     20.5             260.6             310.1            212.2              59.4
   % of revenues                                                        5.1               7.6              6.9               2.5
Income before taxes                                  23.4             213.1             272.9            190.5              43.3
   % of revenues                                                        4.2               6.7              6.2               1.8
Effective income tax rate (%)                                          42.6              39.6             39.6              95.4
Income                                               23.4             122.4             164.9            115.0               2.0
   % of revenues                                                        2.4               4.0              3.7               0.1
Earnings (loss) per share
   Primary                                                              .77              1.12             0.86            (0.09)
   Fully diluted                                                            (e)              (e)               (e)              (e)
Capital expenditures                                 20.8             193.2             146.6             91.1              79.0
Depreciation and amortization                        19.2             156.6             118.6             87.4              67.4
--------------------------------------------------------------------------------------------------------------------------------
Discontinued Operations and Extraordinary Items
Income (loss)                                                          $8.0             $45.8            $88.7             $74.5
Earnings (loss) per share
   Primary                                                              .06               .36             0.76              0.67
   Fully diluted                                                            (e)              (e)               (e)              (e)
--------------------------------------------------------------------------------------------------------------------------------
Total Operations and Extraordinary Items
Net income                                            4.7%           $130.4            $210.7           $203.7             $76.5
Earnings (loss) per share
   Primary                                                              .83              1.48             1.62              0.58
   Fully diluted                                                            (e)              (e)               (e)              (e)
--------------------------------------------------------------------------------------------------------------------------------
Share Activity
Dividends per share                                  (2.1)%           $0.26             $0.56            $0.52             $0.50
Per share book value                                  3.8              8.94             14.94            12.06             10.50
Return on shareholders' equity                                          7.8              13.8             15.8              15.1
Average common and common equivalent shares                           134.4             127.6            116.5             111.4
Shareholders of record                                               15,089            15,033           15,099            14,348
--------------------------------------------------------------------------------------------------------------------------------
Supplementary Information
Days sales outstanding (g)                                             44.5              34.2             33.6              30.2
Inventory turns (g)                                                     6.3               5.7              6.3               5.7
Current ratio                                                           1.5               1.2              1.1               1.3
Pretax return on capital employed                                       8.5              14.8             17.1              15.9 (b)
Pretax return on capital employed, excluding
   finance subsidiaries                                                10.0              19.0             21.1              18.6 (b)
Working capital                                      10.2%           $752.0            $251.2           $144.7            $171.5
Total assets                                         17.1           5,323.9           5,384.6          4,110.3           2,897.7
Total debt                                           26.9           2,563.8           2,158.4          1,499.3             949.2
   % of capitalization                                                 63.4              48.9             44.2              40.7
Total debt, excluding finance subsidiaries           14.4             818.0           1,031.4            681.7             484.3
   % of capitalization                                                 35.6              31.4             26.5              25.9
Serial preferred stock
Employees (h)                                                        40,900            43,100           39,200            33,100
--------------------------------------------------------------------------------------------------------------------------------

(a) Continuing operations include unrelated businesses sold in 1988.

(b) Excludes the effect of the sale of IMMOS in fiscal 1994 and Unisource restructuring costs in fiscal 1993.

(c) Includes the sale of an automobile leasing subsidiary that resulted in a pretax gain of $17,637,000.

(d) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.

(e) Dilution is immaterial after 1987; therefore, no disclosure.

(f) Excludes gain on sale of Alco Health Services Corporation of pretax - $96,800,000; net income - $61,900,000.

(g) Continuing operations only.

(h) Includes discontinued operations.

    Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994 - loss on sale of investment in IMMOS, pretax income ($115,265,000), net income ($95,086,000), earnings per share ($.85); fiscal
    1993 - Unisource restructuring costs, operating income ($175,000,000), net income ($112,875,000), earnings per share ($1.14); fiscal 1997 - transformation costs, operating income ($126,908,000), net income ($82,490,000), earnings per share ($.61).


(in millions, except per share data,
shareholders of record, employees)                    1993              1992             1991              1990
---------------------------------------------------------------------------------------------------------------
Continuing Operations
Revenues                                          $1,723.1          $1,354.2         $1,127.4          $1,018.6
Gross profit                                         755.2             613.2            497.8             451.8
   % of revenues                                      43.8              45.3             44.2              44.4
Selling and administrative                           635.9             523.4            440.0             418.3
   % of gross profit                                  84.2              85.4             88.4              92.6
Operating income                                     116.8              96.5             57.8              28.8
   % of revenues                                       6.8               7.1              5.1               2.8
Income before taxes                                  101.4              85.1             40.4               8.3 (d)
   % of revenues                                       5.9               6.3              3.6               0.8
Effective income tax rate (%)                         39.6              39.4             39.0              40.7
Income                                                61.3              51.6             24.6               4.9 (d)
   % of revenues                                       3.6               3.8              2.2               0.5
Earnings (loss) per share
   Primary                                            0.52              0.53             0.26              0.06 (d)
   Fully diluted                                           (e)               (e)              (e)               (e)
Capital expenditures                                  64.3              36.9             33.4              40.5
Depreciation and amortization                         51.3              42.3             43.1              38.0
---------------------------------------------------------------------------------------------------------------
Discontinued Operations and Extraordinary Items
Income (loss)                                       ($58.6)            $47.5            $94.1             $88.6
Earnings (loss) per share
   Primary                                           (0.59)             0.49             1.00              0.95
   Fully diluted                                           (e)               (e)              (e)               (e)
---------------------------------------------------------------------------------------------------------------
Total Operations and Extraordinary Items
Net income                                            $2.6             $99.1           $118.7             $93.5 (d)
Earnings (loss) per share
   Primary                                           (0.07)             1.01             1.26              1.01
   Fully diluted                                           (e)               (e)              (e)               (e)
---------------------------------------------------------------------------------------------------------------
Share Activity
Dividends per share                                  $0.48             $0.46            $0.44             $0.42
Per share book value                                  8.55              9.11             8.91              8.20
Return on shareholders' equity                        11.6              11.6             15.0              13.4
Average common and common equivalent shares           98.7              97.7             94.1              93.1
Shareholders of record                              13,999            13,726           14,096            14,152
---------------------------------------------------------------------------------------------------------------
Supplementary Information
Days sales outstanding (g)                            32.9              32.3             33.8              34.8
Inventory turns (g)                                    5.1               5.2              4.8               4.7
Current ratio                                          1.1               1.3              1.9               1.7
Pretax return on capital employed                     13.5 (b)          15.1             15.3              18.5
Pretax return on capital employed, excluding
   finance subsidiaries                               15.8 (b)          17.5             17.6              20.9
Working capital                                      $87.2            $140.4           $299.9            $216.9
Total assets                                       2,734.2           1,944.0          1,703.0           1,544.0
Total debt                                         1,240.0             805.4            548.1             469.2
   % of capitalization                                54.5              48.0             39.8              38.3
Total debt, excluding finance subsidiaries           825.7             504.9            327.4             309.6
   % of capitalization                                44.4              36.6             28.3              29.0
Serial preferred stock                                 0.3               1.6              2.9               4.9
Employees (h)                                       30,200            24,800           19,800            21,700
---------------------------------------------------------------------------------------------------------------

(in millions, except per share data,
shareholders of record, employees)                     1989              1988             1987
----------------------------------------------------------------------------------------------
Continuing Operations
Revenues                                             $789.3            $667.0 (a)       $917.9 (a)
Gross profit                                          342.6             255.6 (a)        257.2 (a)
   % of revenues                                       43.4              38.3             28.0
Selling and administrative                            318.7             241.0 (a)        234.5 (a)
   % of gross profit                                   93.0              94.3             91.2
Operating income                                       23.9              22.5 (a)         40.3 (a)
   % of revenues                                        3.0               3.4              4.4
Income before taxes                                     9.1              10.7 (a)         26.0 (a)(c)
   % of revenues                                        1.2               1.6              2.8
Effective income tax rate (%)                          20.0              25.5             42.5
Income                                                  7.3               8.0 (a)         14.9 (a)(c)
   % of revenues                                        0.9               1.2              1.6
Earnings (loss) per share
   Primary                                             0.08              0.08 (a)         0.16 (a)(c)
   Fully diluted                                            (e)               (e)         0.16 (a)(c)
Capital expenditures                                   35.1              26.3 (a)         29.1 (a)
Depreciation and amortization                          32.1              25.3 (a)         27.0 (a)
----------------------------------------------------------------------------------------------
Discontinued Operations and Extraordinary Items
Income (loss)                                        $160.2            $103.4            $67.4
Earnings (loss) per share
   Primary                                             1.70              1.04             0.73
   Fully diluted                                            (e)               (e)         0.68
----------------------------------------------------------------------------------------------
Total Operations and Extraordinary Items
Net income                                           $167.5            $111.4            $82.3 (c)
Earnings (loss) per share
   Primary                                             1.78              1.12             0.89 (c)
   Fully diluted                                            (e)               (e)         0.84 (c)
----------------------------------------------------------------------------------------------
Share Activity
Dividends per share                                   $0.38             $0.34            $0.32
Per share book value                                   7.25              6.98             6.15
Return on shareholders' equity                         16.6 (f)          17.1             16.2
Average common and common equivalent shares            94.3              99.5             92.3
Shareholders of record                               13,410            14,103           12,875
----------------------------------------------------------------------------------------------
Supplementary Information
Days sales outstanding (g)                             37.6              37.9             45.0
Inventory turns (g)                                     4.3               4.1              3.6
Current ratio                                           1.5               2.2              2.4
Pretax return on capital employed                      19.4 (f)          19.2             21.6
Pretax return on capital employed, excluding
   finance subsidiaries                                21.1 (f)          20.0             22.2
Working capital                                      $161.9            $209.8           $284.5
Total assets                                        1,295.8           1,182.1          1,099.8
Total debt                                            391.2             261.5            237.1
   % of capitalization                                 37.8              27.4             27.9
Total debt, excluding finance subsidiaries            296.7             209.3            213.4
   % of capitalization                                 31.5              23.2             25.9
Serial preferred stock                                  7.4               9.9             11.4
Employees (h)                                        20,500            17,900           17,800
----------------------------------------------------------------------------------------------

IKON Office Solutions
--------------------------------------------------------------------------------

Board of Directors
--------------------------------------------------------------------------------

John E. Stuart/3/

Age 53, is Chairman and Chief Executive Officer of IKON Office Solutions. Mr. Stuart was elected a director in 1993. He also serves on the board of directors of Foster Wheeler Corporation.

James R. Birle/1,2,3/

Age 61, is Founder and Chairman of Resolute Partners, Inc. He is a director of Massachusetts Mutual Life Insurance Company, Drexel Industries, Inc., The Connecticut Health and Education Facilities Authority and Transparency International. Mr. Birle was elected a director in 1996.

Philip E. Cushing

Age 47, is Group Chief Executive of Inchcape plc. Mr. Cushing has also served as non-executive director of Bunzl plc since March 1994. He was elected to the board in 1997.

Kurt E. Dinkelacker/3/

Age 44, is Executive Vice President and Chief Financial Officer of IKON Office Solutions. He is a member of the Finance Committee of Crozer-Keystone Health System in Media, Pennsylvania. Mr. Dinkelacker was elected to the board in 1996.

William F. Drake, Jr./3/

Age 65, is Vice Chairman and General Counsel of IKON Office Solutions. Mr. Drake serves as a director of Nocopi Technologies and is Of Counsel to Montgomery, McCracken, Walker & Rhoads. He has been a director since 1969.

Frederick S. Hammer/1,2,3/

Age 61, has been a director since 1986. His other directorships include United Student Aid Group, Inc., Tri-Arc Financial Services, Inc., Partner in Inter-Atlantic Capital Partners, Inc., and National Media Corporation.

Barbara Barnes Hauptfuhrer/1,2,3/

Age 69, has been a director since 1988 and was elected Chairman of the Independent Directors in 1995. Her other directorships include The Great Atlantic and Pacific Tea Co., Inc., Massachusetts Mutual Life Insurance Co., Raytheon Company and The Vanguard Group of Investment Companies.

Richard A. Jalkut/1,2,3/

Age 53, is President and Chief Executive Officer of PathNet. Mr. Jalkut serves on the Board of Directors of the Marine Midland Bank. Mr. Jalkut was named a director in 1996.

1 Audit Committee
2 Human Resources Committee
3 Investment Committee


Corporate Officers
--------------------------------------------------------------------------------

John E. Stuart
Chairman and Chief Executive Officer

Kurt E. Dinkelacker
Executive Vice President and Chief Financial Officer

William F. Drake, Jr.
Vice Chairman and General Counsel

James J. Forese
Executive Vice President and President of International Operations

David M. Gadra
Senior Vice President and Chief Information Officer

William A. Brady
Vice President, Law and Assistant Secretary

O. Gordon Brewer, Jr.
Vice President, Finance

Michael J. Dillon
Vice President and Controller

Michael H. Dudek
Vice President, Acquisitions

Karin M. Kinney
Corporate Counsel and Secretary

J.F. Quinn
Treasurer

Beth B. Sexton
Vice President, Human Resources


                          FORWARD LOOKING INFORMATION

  This Report includes or incorporates by reference information which may constitute forward-looking statements within the meaning of the federal securities laws. Although the Company believes the expectations contained in such forward-looking statements are reasonable, no assurances can be given that such expectations will prove correct. Such forward-looking information is based upon management's current plans or expectations and is subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and the Company's future financial condition and results. These uncertainties and risks include, but are not limited to, those relating to successfully managing an aggressive program to acquire and integrate new companies, including companies with technical services and products that are relatively new to the Company, and also including companies outside the United States, which present additional risks relating to international operations; risks and uncertainties relating to conducting operations in a competitive environment; delays, difficulties, technological changes, management transitions and employment issues associated with a large-scale transformation project; debt service requirements (including sensitivity to fluctuation in interest rates); and general economic conditions. As a consequence, current plans, anticipated actions and future financial condition and results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

40