Form 10-K405, Exhibit 13
period 1998-09-30
IKON OFFICE SOLUTIONS INC
filed 1998-12-23
CIK 3370

--------------------------------------------------------------------------------
Financial Report
--------------------------------------------------------------------------------





Table of Contents
   -----------------------------------------------------------------------------

        28       Management's Responsibility for Financial Reporting

        28       Report of Ernst & Young LLP, Independent Auditors

        29       Financial Review

        34       Consolidated Financial Statements

        49       Quarterly Financial Summary

        50       Corporate Financial Summary

   -----------------------------------------------------------------------------



                                  twenty seven.

                  IKON Office Solutions, Inc. and Subsidiaries


Management's Responsibility
for Financial Reporting


The management of IKON Office Solutions, Inc. is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management's best estimates and judgments. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by Ernst & Young LLP, independent auditors.
  Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. IKON Office Solutions, Inc. supports and manages an active program of auditing to monitor the proper functioning of its systems. The reports issued under this program, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of seven directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP and management to review audit scope, timing and results.



    FPO
/s/ James J. Forese

James J. Forese
President and Chief Executive Officer


    FPO
/s/ Kurt E. Dinkelacker

Kurt E. Dinkelacker
Executive Vice President and
Chief Financial Officer


Report of Ernst & Young LLP,
Independent Auditors



To the Board of Directors and Shareholders, IKON Office Solutions, Inc.
We have audited the accompanying consolidated balance sheets of IKON Office Solutions, Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IKON Office Solutions, Inc. and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


    FPO
/s/ Ernst & Young LLP


Philadelphia, Pennsylvania
November 3, 1998


                                 twenty eight.

                  IKON Office Solutions, Inc. and Subsidiaries



Financial Review


On June 19, 1996, the Company announced that it would split its two operating units into independent companies by spinning off Unisource, its paper products and supply systems distribution group, as a separate publicly owned company. The Company accomplished the transaction through a U.S. tax-free distribution of Unisource stock to Company shareholders on December 31, 1996. As a result of the spin-off of Unisource, the Company has accounted for Unisource as a discontinued operation. Continuing operations of the Company sell, rent and lease photocopiers, digital printers and other automated office equipment for use in both traditional and integrated office environments. The Company also provides outsourcing and imaging services and offers consulting, design, computer networking and technology training for the networked office environment.

Results of Operations

Revenues and income (loss) before taxes from continuing operations for fiscal years ended September 30, 1998, 1997, and 1996 and the percentage change for 1998 versus 1997 and 1997 versus 1996 were:


(in millions)                               1998         1997     % Change         1997         1996       % Change
---------------------------------------------------------------------------------------------------------------------------
Revenues                                  $5,629       $5,128         9.8%       $5,128       $4,100          25.1%
===========================================================================================================================
Income (loss) before taxes:
  Operating income, excluding
    transformation costs                  $ 74.5       $ 387.5      (80.8)%      $ 387.5      $ 331.5         16.9%
  Transformation costs                     (78.0)       (126.9)                   (126.9)       (21.4)
---------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                   (3.5)        260.6     (101.3)%        260.6        310.1        (16.0%)
  Interest expense                         (70.7)        (47.5)                    (47.5)       (37.2)
---------------------------------------------------------------------------------------------------------------------------
                                          $(74.2)      $ 213.1     (134.8)%      $ 213.1      $ 272.9        (21.9%)
===========================================================================================================================


Fiscal 1998 Compared to Fiscal 1997

The Company's fiscal 1998 revenues increased $501 million, or 9.8% over fiscal 1997. Net sales, which includes equipment revenue, increased $171 million or 6%. Equipment revenues have been impacted by increasing competition, which is driving sales prices down, although the Company continues to maintain its market share. As a result of the acceleration of the shift from black and white analog product to digital product during fiscal 1998, prices are falling for black and white analog sales. Service and rental revenue increased $247 million or 12%. This increase resulted from increases in equipment service revenue, outsourcing and systems integration consulting. Finance income increased $83 million, or 37%, due to the growth in the lease portfolio.
  Revenues from the Company's operations outside the U.S. were $735 million for fiscal 1998 compared to $661 million for the prior fiscal year. The Company's European operations accounted for $53 million of the increase, while Canadian revenues increased $10 million and other foreign operations revenues increased $11 million in fiscal 1998 compared to fiscal 1997. In fiscal 1998, the Company completed 34 acquisitions with trailing year revenues of $231 million. Of the 34 companies acquired this fiscal year, 10 were outsourcing and imaging companies, 11 were technology services companies and 13 were traditional copier companies. Acquisition activity has been put on hold for at least six months in North America as management concentrates on improving operations.
  The Company's operating income decreased by $264.1 million compared to the prior year. Excluding transformation costs, operating income decreased $313 million to $74.5 million in fiscal 1998 compared to $387.5 million in the prior year. The Company completed an in-depth review of its operations during August 1998 and determined that it was necessary and appropriate to take charges to earnings totaling $110 million on a pretax basis. These adjustments relate to the following four areas: (1) Increases to accounting estimates for lease default reserves of $28 million and accounts receivable reserves of $20 million. The increase in lease default reserves is a result of recent trends in customer defaults, especially in the print-for-pay customer segment of the business. The increase in the accounts receivable reserve relates primarily to certain business units which are experiencing billing and collection issues relating to systems conversion and consolidation of operating locations, (2) A $20 million loss from an asset impairment in a technology services company involved in high-end software development, (3) $35 million of adjustments related to the breakdown in the execution of internal controls at four operating units, and (4) $7 million of adjustments at other operating units. In addition, operating income includes $40.4 million of charges relating to the closing of underperforming branches, executive severance packages, and the settlement of lawsuits. Gross margins in fiscal 1998 were 36.9% of revenues, compared to 39.2% in the prior year. Gross margins are lower this year due to increasing price competition in the high-end black and white and new digital products, increased lease default provisions and because the lower margin outsourcing and technology services businesses have become a larger part of the revenue mix. The Company expects gross margins to continue to be impacted by increased price competition and the shift in revenue mix. Selling and administrative expense as a percent of revenue was twenty nine.

                  IKON Office Solutions, Inc. and Subsidiaries


35.2% in fiscal 1998 compared to 31.6% in fiscal 1997. The percentage increase was due to fiscal 1998 revenues that were below planned amounts without corresponding reductions in selling and administrative costs, and the charges of $40.4 million. The Company intends to reduce the selling and administrative expense to revenue relationship by focusing on increased sales productivity and implementation of an expense reduction program.
  Operating income from foreign operations was $12.1 million in fiscal 1998, a decrease of $15.1 million from $27.2 million in fiscal 1997. European operating income increased by $5.5 million, while Canadian operating income decreased $25.6 million. Other foreign operations increased $5 million in fiscal 1998. There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1998 compared to fiscal 1997.
  Costs associated with the Company's transformation program decreased $49 million in fiscal 1998 compared to fiscal 1997. Severance and other employee costs, including temporary labor, decreased $7 million, facility consolidation costs, including lease buyouts and write-off of leasehold improvements, increased $1 million, technology conversion costs decreased $32 million, primarily resulting from the fiscal 1997 write-off of costs associated with the SAP computer platform that was abandoned ($30 million) and there were no significant costs incurred in fiscal 1998 with the adoption of the IKON name which were $11 million in fiscal 1997.
  Interest expense increased $23.2 million in fiscal 1998 due to higher debt levels from investment in fixed assets, acquisitions and the share repurchase program which began in the third quarter of fiscal 1997. Income before taxes decreased by $287.3 million in fiscal 1998 compared to fiscal 1997, as a result of the unusual charges, decreasing gross margins and increasing selling and administrative expenses and interest expense, offset by lower transformation expenses in fiscal 1998. Tax expense for fiscal 1998 was $8.9 million on the loss before taxes of $74.2 million. The unusual relationship between income tax expense and income (loss) before taxes is the result of the impact of non-tax-deductible items (primarily goodwill amortization and loss from asset impairment) combined with a loss before income taxes.
  Earnings per common share from continuing operations, assuming dilution, decreased from $.77 per share in fiscal 1997 to a loss of $.76 per share in fiscal 1998. Excluding transformation costs, earnings per common share from continuing operations, assuming dilution, decreased from $1.38 per share in fiscal 1997 to a loss of $.38 per share in fiscal 1998. Including earnings per share from discontinued operations and the extraordinary loss on the extinguishment of debt, earnings per share, assuming dilution, of the Company were $.83 in fiscal 1997. There was no significant change in the weighted average shares, assuming dilution, in fiscal 1998 compared to fiscal 1997.


Fiscal 1997 Compared to Fiscal 1996

The Company's revenues increased approximately $1 billion, or 25.1% in fiscal 1997 compared to fiscal 1996, of which $554 million relates to current and prior-year acquisitions and $474 million to base companies' internal growth. Revenues from the Company's operations outside the U.S. were $661 million in fiscal 1997 compared to $540 million in fiscal 1996. The Company's European operations accounted for $15 million of the increase, while Canadian revenues increased $93 million as a result of acquisitions and internal growth in base companies. Other foreign operations added $13 million of revenue in fiscal 1997. The Company's worldwide internal revenue growth was 12% in fiscal 1997 compared to 14% in fiscal 1996. The internal revenue growth has been negatively impacted by short-term issues related to the acceleration of the Company's transformation initiative and its impact on operations both in the U.S. and U.K. In fiscal 1997, IKON completed 89 acquisitions with annualized trailing revenues of $528 million. Of the companies acquired, 27 were outsourcing and imaging companies, 28 were technology services companies and 34 were traditional copier companies. In fiscal 1997, as part of its total solutions strategy, IKON emphasized the acquisition of technology services and outsourcing companies to build its capabilities in these areas.
  The Company's operating income decreased by $49.5 million compared to the prior year. However, excluding transformation costs, operating income increased $56 million, or 16.9% over the prior year. Operating income from foreign operations was $27.2 million for fiscal 1997 compared to $59 million in the prior year. European operations posted a $28.3 million decline in operating income in fiscal 1997, relating primarily to revenue declines in the U.K. and transformation costs. Canadian operating income decreased $3.1 million and other foreign operations decreased $.4 million. These declines are also primarily the result of transformation costs. There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1997 compared to fiscal 1996. Finance subsidiaries contributed 23.5% of IKON's operating income in fiscal 1997 compared to 15.1% in fiscal 1996. The Company's operating margins were 5.1% in fiscal 1997 compared to 7.6% in fiscal 1996. Excluding transformation costs, the Company's operating margins were 7.6% in fiscal 1997, compared to 8.1% in fiscal 1996.
  Costs associated with the Company's transformation program increased $105 million in fiscal 1997 compared to fiscal 1996, primarily relating to the write-off of costs associated with the SAP computer platform that was abandoned during the second quarter and technology conversion costs ($36 million), severance and other employee-related costs, including temporary labor and costs related to consultants assisting with the transformation ($35 million), facility consolidations costs, including lease buyouts and write-offs of leasehold improvements ($23 million) and costs incurred in connection with the adoption of the IKON name worldwide ($11 million).


                                    thirty.

                  IKON Office Solutions, Inc. and Subsidiaries


  Interest expense increased $10.3 million in fiscal 1997, primarily the result of increased borrowing levels when adjusted for the Unisource intercompany debt repayment made in December 1996. Income from continuing operations before taxes decreased by $59.8 million from the prior year, primarily reflecting the combined result of internal growth from base companies along with earnings contributed by acquisitions, net of increased transformation and interest costs. The effective income tax rate is 42.6% in fiscal 1997 compared to 39.6% in fiscal 1996. The Company used the proceeds of a December 2, 1996 $553.5 million intercompany debt repayment from its discontinued operation, Unisource, to prepay $514 million of corporate debt. The Company recorded an extraordinary charge of $12.2 million after tax ($18.7 million pretax) in the first quarter of fiscal 1997 primarily for prepayment penalties relating to its early extinguishment of certain corporate debt.
  Earnings per share, assuming dilution, from continuing operations, excluding the extraordinary charge, decreased from $1.12 per share in fiscal 1996 to $.77 per share in fiscal 1997. Excluding transformation costs, earnings per share, assuming dilution, from continuing operations would have increased 13.1% from $1.22 per share in fiscal 1996 to $1.38 per share in fiscal 1997. Including the loss per share of $.09 on the extraordinary charge and the earnings per share of $.15 on discontinued operations, earnings per share, assuming dilution, were $.83 for fiscal 1997 compared to $1.47 (which includes $.35 for discontinued operations) for fiscal 1996. Weighted average shares, assuming dilution, of
134.6 million in fiscal 1997 were 4.2 million shares greater than the 130.4 million weighted average shares in fiscal 1996, primarily the result of stock issued for acquisitions (5.8 million weighted shares), net of treasury share repurchases (2.4 million weighted shares).

Discontinued Operations

The Company spun off Unisource, its paper products and supply systems distribution group, at the end of the first quarter of fiscal 1997. Revenues of Unisource increased $13 million or .7% in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. This change was due to increases associated with current and prior-year acquisitions of $152 million, which were offset by revenue declines of $139 million in base operations. The decline in base operations was principally due to an estimated decrease in average paper prices of 17% compared to the same period in fiscal 1996. The price deflation was partially offset by volume gains in the base operations. Income before income taxes decreased $8.5 million to $34.7 million for the first quarter of fiscal 1997 compared to $43.3 million in the first quarter of fiscal 1996. This decrease is primarily related to price decreases, net of volume increases in base operations and operating income contributed by acquisitions, plus additional interest expense of $3.5 million in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996.


Impact of Year 2000

State of Readiness. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded technology (non-IT systems) may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The potential for a problem exists with all computer hardware and software, as well as in products with embedded technology: copiers and fax machines; security and HVAC systems; voice/telephony systems; elevators, etc.
  The Company has appointed a Year 2000 Corporate Compliance Team, which has prepared an international compliance program for the Company and is responsible for coordinating and inspecting compliance activities in all business units. The compliance program requires all business units and locations in every country to inventory potentially affected systems and products, assess risk, take any required corrective actions, test and certify compliance. The Company's Year 2000 Testing and Certification Guidelines delineate the Year 2000 compliance process, testing and quality assurance guidelines, certification and reporting processes and contingency planning. An independent consulting company has reviewed the compliance program and any appropriate recommendations have been implemented. All internal IT systems and non-IT systems have been inventoried. The Company has completed the assessment phase of its Year 2000 project. Remediation and testing phases have begun at all locations and are complete on systems at business units covering approximately 10% of the Company's consolidated revenue. The Company anticipates completing the Year 2000 project no later than October 31, 1999, which is prior to any anticipated material impact on its operating systems.
  Product warranties and certification are being sought from vendors and suppliers. The Company has obtained product "Year 2000 Statements" from national vendors including Canon, Oce, Ricoh and Sharp.
  Costs. The Company will use both internal and external resources to reprogram or replace, test and implement its IT and non-IT systems for Year 2000 modifications. The Company does not separately track the internal costs incurred on the Year 2000 project. Such costs are principally payroll and related costs for its internal IT personnel. The total cost of the Year 2000 project, excluding these internal costs, is estimated at $11.4 million and is being funded through operating cash flows. Of the total estimated project cost, approximately $2.4 million is attributable to the purchase of new software which will be capitalized. The remaining $9.0 million will be expensed as incurred. To date, the Company has incurred approximately $1.1 million ($971,000 expensed and $157,000 capitalized) related to its Year 2000 project.


                                  thirty one.

                  IKON Office Solutions, Inc. and Subsidiaries


  Risks. Management believes, based on the information currently available to it, that the most reasonably likely worst case scenario that could be caused by technology failures relating to Year 2000 could pose a significant threat not only to IKON, its customers and suppliers, but to all businesses. Risks include:
  .Legal risks, including customer, supplier, employee or shareholder lawsuits over failure to deliver contracted services, product failure, or health and safety issues.
  .Loss of sales due to failure to meet customer quality expectations or inability to ship products.
  .Increased operational costs due to manual processing, data corruption or disaster recovery.
  .Inability to bill or invoice.
  The Company has taken steps to limit the scope of product and service warranties to customers to June 30, 2000 and to either the replacement of noncompliant products or to reimbursement of the cost of the product or service provided. With respect to products sold by the Company prior to the inclusion of such limited warranties, differing interpretations of the warranties included with such products will likely result in litigation against the Company. The Company is not able to assess the impact of such litigation at this time.
  The Company is engaged in the provision of certain Year 2000 services to customers, whereby the Company evaluates the Year 2000 compliance of customers' software and hardware, and works with customers to find solutions to Year 2000 problems. The Company has taken steps to limit its warranties with respect to the Company's provision of such services.
  The cost of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived using numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.
  Contingency Plans. The Company's Guidelines require that contingency plans be developed and validated in the event that any critical system cannot be corrected and certified before the system's failure date. The Company expects to have its contingency plans in place by October 31, 1999. In addition, the Company is forming a rapid response team as part of its IT group that will respond to any operational problems during the Year 2000 date change period.

Financial Condition and Liquidity

Net cash provided by operating activities for fiscal 1998 was $269 million. During the same period, the Company used $896 million in cash for investing activities, which included net finance subsidiary activity of $638 million, acquisition activity at a cash cost of $83 million, capital expenditures for property and equipment of $120 million and capital expenditures for equipment on operating leases of $92 million. Cash provided by financing activities was primarily the result of debt issuances by finance subsidiaries.
  Debt, excluding finance subsidiaries, was $856 million at September 30, 1998, an increase of $38 million from the debt balance at September 30, 1997 of $818 million. At September 30, 1998, debt as a percentage of capitalization, excluding finance subsidiaries, was 37.5%, compared to 35.6% in the prior year, while the current ratio was 1.3 to 1. The Company has established goals to reduce working capital and related debt levels. At the end of fiscal 1998, the Company's commitments for capital expenditures were approximately $8.3 million, most of which are expected to be expended during fiscal 1999 and relate to IT initiatives.
  On January 16, 1998, the Company amended its December 16, 1996 credit agreement to increase the borrowing limit from $400 million to $600 million and to extend the termination to January 16, 2003. As of September 30, 1998, short-term borrowings supported by the agreement totaled $64 million. In October 1997, the Company completed a $250 million two tranche underwritten public offering consisting of $125 million 6.75% notes due November 1, 2004 and $125 million 7.3% notes due November 1, 2027. The 6.75% notes were sold at a discount to yield 6.794% and carry a make-whole call provision with a five basis-points premium. The 7.3% notes were also sold at a discount to yield 7.344% and carry a make-whole call provision with a 15 basis-points premium. The proceeds of the offering were used to repay short-term borrowings. The Company has $700 million available at September 30, 1998 for either stock or debt offerings under its shelf registration statement.
  Finance subsidiaries' debt grew by $355 million from September 30, 1997, a result of increased leasing activity. During fiscal 1998, the U.S. finance subsidiary issued an additional $308 million under its medium term notes program, net of repayments. At September 30, 1998, $1.8 billion of medium term notes were outstanding with a weighted average interest rate of 6.5%, while $1.1 billion remains available under this program. Under its $275 million asset securitization programs, the U.S. finance subsidiary sold $106 million in direct financing leases during fiscal 1998, replacing those leases liquidated and leaving the amount of contracts sold unchanged. On April 30, 1998, the Company entered into a CN$175 million asset securitization agreement for direct financing lease receivables of its Canadian finance subsidiary. CN$172 million (approximately $135 million) of direct financing leases were sold under this agreement in fiscal 1998.
  The Company filed shelf registrations for 10 million shares of common stock in April 1997 and 5 million shares of common stock in March 1996. Shares issued under these registration statements are being used for acquisitions. Approximately 7 million shares have been issued under these shelf registrations through September 30, 1998, leaving 8 million shares available for issuance.
  On April 17, 1997, the Company announced that it may repurchase from time to time as much as 5% of the outstanding IKON common stock in open market transactions. Through September 30, 1997, the Company repurchased 4.4 million common shares for $109.7 million. An additional 150,000 shares were repurchased under this program in fiscal 1998 for $3.4 million.

                                  thirty two.

                  IKON Office Solutions, Inc. and Subsidiaries



  The Company and certain principal officers and directors were named as defendants in fourteen purported class action complaints filed on behalf of purchasers of the Company's common stock during the class period from October 15, 1997 through August 13, 1998. The complaints allege violations of securities laws during the class period. Management believes the lawsuits are without merit and that the outcome will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of litigation. An unfavorable outcome of litigation could have an adverse impact on the Company's financial condition and results of operations.
  The Company believes that its operating cash flow together with unused bank credit facilities and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions, dividends and stock repurchases.


Market Risk

Interest Rate Risk. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt. The Company has no cash flow exposure due to interest rate changes for long-term debt obligations. The Company primarily enters into debt obligations to support general corporate purposes, including acquisitions, capital expenditures and working capital needs. Finance subsidiaries' long-term debt is used to fund the lease receivables portfolio. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates using September 30, 1998 variable rates. The carrying amounts for cash, accounts receivable, long-term receivables and notes payable reported in the consolidated balance sheets approximate fair value.


The table below presents principal amounts and related average interest rates by year of maturity for the Company's long-term debt obligations:


(in thousands)                             1999           2000          2001          2002          2003     Thereafter
---------------------------------------------------------------------------------------------------------------------------
Long-term debt
  Fixed rate                            $56,358       $  7,865      $ 52,308      $  4,835        $2,065       $600,190
  Average interest rate                     8.0%          10.7%          8.8%          8.0%          7.9%           7.0%
  Variable rate                                       $ 45,121
  Average interest rate                                    4.8%
---------------------------------------------------------------------------------------------------------------------------
Long-term debt, finance subsidiaries
  Fixed rate                           $726,159       $474,893      $533,374      $111,396       $29,815
  Average interest rate                     6.3%           6.7%          6.7%          6.6%          7.6%
  Variable rate                                       $225,000
  Average interest rate                                    5.4%
---------------------------------------------------------------------------------------------------------------------------
Interest rate derivative financial
   instruments related to debt
  Interest rate swaps:
     Pay fixed/receive variable                       $270,121
  Average pay rate                                         6.4%
  Average receive rate                                     5.3%
===========================================================================================================================

Foreign Exchange Risk. The Company does not have significant foreign exchange risk. Foreign denominated intercompany debt borrowed in one currency and repaid in another is fixed via currency swap agreements. Gains and losses resulting from the remeasurement of foreign financial statements into U.S. dollars did not have a significant effect on the results of operations for fiscal years 1998, 1997 or 1996.



                                  thirty three.

                  IKON Office Solutions, Inc. and Subsidiaries


Consolidated Statements of Operations

                                                                       Fiscal Year Ended September 30
---------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                           1998                 1997               1996
---------------------------------------------------------------------------------------------------------------------------
Revenues
Net sales                                                   $3,012,006         $2,841,561        $ 2,381,151
Service and rentals                                          2,310,114          2,063,186          1,560,915
Finance income                                                 306,543            223,686            157,707
---------------------------------------------------------------------------------------------------------------------------
                                                             5,628,663          5,128,433          4,099,773
---------------------------------------------------------------------------------------------------------------------------

Costs and Expenses
Cost of goods sold                                           2,038,682          1,828,883          1,552,183
Service and rental costs                                     1,385,780          1,190,277            915,032
Finance interest expense                                       129,148             98,664             68,043
Selling and administrative                                   1,980,539          1,623,135          1,233,036
Loss from asset impairment                                      20,000
Transformation costs                                            78,033            126,908             21,423
---------------------------------------------------------------------------------------------------------------------------
                                                             5,632,182          4,867,867          3,789,717
---------------------------------------------------------------------------------------------------------------------------

Operating Income (Loss)                                         (3,519)           260,566            310,056
Interest Expense                                                70,668             47,453             37,179
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations Before Taxes
   and Extraordinary Loss                                      (74,187)           213,113            272,877
Income Taxes                                                     8,863             90,751            107,984
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
   Before Extraordinary Loss                                   (83,050)           122,362            164,893
Discontinued Operations                                                            20,151             45,848
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Loss                        (83,050)           142,513            210,741
Extraordinary Loss from Early Extinguishment of Debt,
   net of tax benefit                                                             (12,156)
---------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                              (83,050)           130,357            210,741

Less Preferred Dividends                                        19,540             19,540             22,319
---------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Available to Common Shareholders          $ (102,590)        $  110,817        $   188,422
===========================================================================================================================

Earnings (Loss) Per Share
Continuing operations                                       $      (.76)       $      .77        $      1.13
Discontinued operations                                                               .15                .37
Extraordinary loss                                                                   (.09)
---------------------------------------------------------------------------------------------------------------------------
                                                            $      (.76)       $      .83        $      1.50
---------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share, assuming dilution
Continuing operations                                       $      (.76)       $      .77        $      1.12
Discontinued operations                                                               .15                .35
Extraordinary loss                                                                   (.09)
---------------------------------------------------------------------------------------------------------------------------
                                                            $      (.76)       $      .83        $      1.47
===========================================================================================================================
Cash Dividends Per Share of Common Stock                    $       .16        $      .26        $       .56





See notes to consolidated financial statements.


                                  thirty four.

                  IKON Office Solutions, Inc. and Subsidiaries


Consolidated Balance Sheets

                                                                                       September 30
---------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                            1998                  1997
---------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash                                                                       $      963             $   21,341
Accounts receivable, less allowances of: 1998-$63,591; 1997-$54,192           793,934                765,660
Finance receivables, net                                                      822,569                670,784
Inventories                                                                   431,837                442,207
Prepaid expenses                                                               97,534                101,294
Deferred taxes                                                                112,609                124,520
---------------------------------------------------------------------------------------------------------------------------
Total current assets                                                        2,259,446              2,125,806
---------------------------------------------------------------------------------------------------------------------------

Investments and Long-Term Receivables                                          25,109                 17,508

Long-Term Finance Receivables, net                                          1,556,454              1,331,372

Equipment on Operating Leases, net of accumulated amortization of:
   1998-$158,315; 1997-$167,464                                               110,891                101,900

Property and Equipment, net                                                   260,106                239,545

Goodwill                                                                    1,387,390              1,348,133

Other Assets                                                                  149,400                159,622
---------------------------------------------------------------------------------------------------------------------------
                                                                           $5,748,796             $5,323,886
===========================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                          $   56,358             $   60,794
Current portion of long-term debt, finance subsidiaries                       726,159                251,711
Notes payable                                                                  87,180                266,979
Trade accounts payable                                                        245,520                206,547
Accrued salaries, wages and commissions                                       115,101                110,628
Deferred revenues                                                             211,824                208,612
Other accrued expenses                                                        312,711                268,511
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                   1,754,853              1,373,782
---------------------------------------------------------------------------------------------------------------------------

Long-Term Debt                                                                712,384                490,235

Long-Term Debt, Finance Subsidiaries                                        1,374,478              1,494,043

Deferred Taxes                                                                325,488                330,996

Other Long-Term Liabilities                                                   154,305                153,182

Shareholders' Equity
Series BB conversion preferred stock, no par value:
   3,877,200 depositary shares issued and outstanding                         290,170                290,170
Common stock, no par value: authorized 300,000,000 shares;
   issued 1998-137,139,000 shares; 1997-135,705,000 shares                    689,195                677,681
Retained earnings                                                             453,570                574,646
Foreign currency translation adjustment                                        (1,992)                  (728)
Cost of common shares in treasury: 1998-124,000 shares;
   1997-2,401,000 shares                                                       (3,655)               (60,121)
---------------------------------------------------------------------------------------------------------------------------
                                                                            1,427,288              1,481,648
---------------------------------------------------------------------------------------------------------------------------
                                                                           $5,748,796             $5,323,886
===========================================================================================================================


See notes to consolidated financial statements.


                                  thirty five.

                  IKON Office Solutions, Inc. and Subsidiaries


Consolidated Statements of Changes in Shareholders' Equity


Fiscal Year Ended September 30                          1998                      1997                     1996
---------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)      Shares    Amounts        Shares     Amounts      Shares      Amounts
---------------------------------------------------------------------------------------------------------------------------
Series AA Convertible Preferred Stock
Balance, beginning of year                                                                  4,025    $  201,924
Dividend accretion                                                                                          503
Preferred stock conversion                                                                 (4,025)     (202,427)
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year
===========================================================================================================================

Series BB Conversion Preferred Stock       3,877     $290,170      3,877    $  290,170      3,877    $  290,170
===========================================================================================================================

Common Stock
Balance, beginning of year               135,705    $ 677,681    131,930    $1,305,413    116,136    $  643,998
Series AA preferred stock conversion                                                        8,198       368,382
Mergers, acquisitions and other            1,434        9,648      3,775       145,265      7,596       285,836
Unisource spin-off                                                            (779,770)
Tax benefit relating to stock plans                     1,866                    6,773                    7,197
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                     137,139    $ 689,195    135,705    $  677,681    131,930    $1,305,413
===========================================================================================================================

Retained Earnings
Balance, beginning of year                          $574,646                $  701,771               $  781,536
Net income (loss)                                    (83,050)                  130,357                  210,741
Cash dividends declared:
   Series AA preferred stock,
      per share: 1996-$.719                                                                              (2,779)
   Series BB preferred stock,
      per share: $5.04                               (19,540)                  (19,540)                 (19,540)
   Common stock, per share: 1998-$.16;
      1997-$.26; 1996-$.56                           (21,600)                  (34,640)                 (70,010)
   Pooled companies, prior to merger                                                                       (177)
Series AA preferred stock conversion                                                                   (199,108)
Unisource spin-off                                                            (210,071)
Credits from issuance of
   treasury shares and other                           3,114                     6,769                    1,108
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                $453,570                $  574,646               $  701,771
===========================================================================================================================

Foreign Currency Translation Adjustment
Balance, beginning of year                          $   (728)               $  (25,187)              $  (21,540)
Translation adjustment                                 (1,264)                  (4,659)                  (3,647)
Unisource spin-off                                                              29,118
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                $  (1,992)              $     (728)              $  (25,187)
===========================================================================================================================

Cost of Common Shares in Treasury
Balance, beginning of year                 2,401    $(60,121)        374    $  (16,663)       118    $   (4,726)
Purchases                                    178       (4,013)     4,486      (112,192)     2,004       (86,084)
Reissued for:
   Exercise of options                      (377)       9,346        (50)        1,471       (395)       17,287
   Sales to employee stock plans            (485)      11,802       (501)       16,438       (534)       23,710
   Mergers, acquisitions and other        (1,593)      39,331     (1,908)       50,825
   Series AA preferred stock conversion                                                      (819)       33,150
---------------------------------------------------------------------------------------------------------------------------
Balance, end of year                         124    $  (3,655)     2,401    $  (60,121)       374    $  (16,663)
===========================================================================================================================


See notes to consolidated financial statements.


                                   thirty six.

                  IKON Office Solutions, Inc. and Subsidiaries


Consolidated Statements of Cash Flows


                                                                      Fiscal Year Ended September 30
---------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                    1998               1997               1996
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Income (loss) from continuing operations                $   (83,050)       $   122,362         $  164,893
   Additions (deductions) to reconcile net income (loss)
      from continuing operations to net cash provided
      by operating activities of continuing operations:
         Depreciation                                          140,101            108,037             84,447
         Amortization                                           62,424             48,555             34,107
         Provisions for losses on accounts receivable           47,052             25,724             18,296
         Provision for deferred income taxes                     9,500             92,063             62,174
         Write-off of abandoned software and other assets
            due to transformation                                5,987             25,342
         Loss from asset impairment                             20,000
         Changes in operating assets and liabilities, net
            of effects from acquisitions and divestitures:
               Increase in accounts receivable                 (43,741)          (202,790)           (83,783)
               Decrease (increase) in inventories               20,926            (70,189)           (41,445)
               Increase in prepaid expenses                       (391)           (21,699)           (52,733)
               Increase in accounts payable, deferred
                 revenues and accrued expenses                  85,531             37,125             77,430
         Miscellaneous                                           4,964              8,986              4,475
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities of
               continuing operations                           269,303            173,516            267,861
            Net cash provided by operating activities of
               discontinued operations                                             24,176            205,914
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities          269,303            197,692            473,775
Investing Activities
   Cost of companies acquired, net of cash acquired            (82,642)          (155,907)          (171,804)
   Expenditures for property and equipment                    (119,680)          (118,015)          (108,566)
   Expenditures for equipment on operating rental              (92,489)           (75,223)           (38,068)
   Proceeds from sale of property and equipment                 38,518             35,980             34,482
   Purchase of miscellaneous assets                             (1,000)           (10,678)           (19,054)
   Finance receivables--additions                           (1,509,900)        (1,459,102)        (1,005,270)
   Finance receivables--collections                            871,555            651,025            389,384
---------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities of
               continuing operations                          (895,638)        (1,131,920)          (918,896)
            Net cash used in investing activities of
               discontinued operations                                            (38,058)          (201,356)
---------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities             (895,638)        (1,169,978)        (1,120,252)
Financing Activities
   Proceeds from:
      Issuance of long-term debt                               265,345             35,605            439,149
      Option exercises and sale of treasury shares              19,911             43,807             55,084
      Sale of finance subsidiaries' lease receivables          229,359            103,401            202,713
   Issuance (repayment) of short-term borrowings, net         (175,895)            75,388            (69,883)
   Long-term debt repayments                                   (42,704)          (328,702)           (74,546)
   Finance subsidiaries' debt--issuance                        888,185            932,728            515,673
   Finance subsidiaries' debt--repayments                     (533,091)          (314,000)          (206,232)
   Dividends paid                                              (41,140)           (54,180)           (91,826)
   Purchase of treasury shares                                  (4,013)          (112,192)           (86,084)
   Proceeds from (payments to) discontinued operations                            551,834            (53,370)
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities of
               continuing operations                           605,957            933,689            630,678
            Net cash provided by (used in) financing
               activities of discontinued operations                               13,882             (4,558)
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities          605,957            947,571            626,120
---------------------------------------------------------------------------------------------------------------------------
Net decrease in cash                                           (20,378)           (24,715)           (20,357)
Cash at beginning of year                                       21,341             46,056             66,413
---------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                        $       963        $    21,341        $    46,056
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


                                  thirty seven.

                 IKON Office Solutions, Inc. and Subsidiaries


Notes to Consolidated Financial Statements

IKON Office Solutions, Inc. (IKON or the Company) is a leading office technology company, providing customers with total office solutions including copier and printing systems, computer networking, print-on-demand services, copy center management, hardware and software product interfaces and electronic file conversion. IKON has locations throughout the United States and Canada and in Europe (primarily in the United Kingdom), which comprise the largest network of independent copier and office equipment dealers in North America and in the United Kingdom. The Company's name was changed from Alco Standard Corporation
(Alco) to IKON Office Solutions, Inc. effective January 23, 1997.

1. Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. The spin-off of Unisource Worldwide, Inc. (Unisource), the Company's paper products and supply systems distribution business, was completed on December 31, 1996, as discussed in Note 6. All of the following notes, unless otherwise stated, reflect data on a continuing operations basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and notes. Actual results could differ from those estimates and assumptions.

Revenue Recognition
Revenues are recognized at the time of shipment of products or performance of services. Revenues from service contracts and rentals are recognized over the term of the contract. The present value of payments due under sales-type lease contracts is recorded as revenues and cost of goods sold is charged with the book value of the equipment at the time of shipment. Finance income is recognized over the related lease term.

Inventories
Inventories are stated at the lower of cost or market using the average cost or specific identification methods and consist of finished goods available for sale.

Goodwill
Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over periods ranging from 25 to 40 years using the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Accumulated amortization at September 30, 1998 and 1997 was $143,000,000 and $103,000,000, respectively.

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

Accounting Changes
In February 1997, the FASB issued Statement No. 128,
"Earnings Per Share" (SFAS 128), which simplified the standards for computing earnings per share (EPS). SFAS 128 was effective for the first quarter of fiscal 1998 and all prior period EPS amounts have been restated. The Company has presented basic and diluted EPS and disclosed the computations in Note 14. The effect of adoption was not material on EPS of any prior period.

Pending Accounting Changes
In June 1997, the FASB issued Statements No. 130, "Reporting Comprehensive Income" (SFAS 130), and No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. SFAS 131 establishes new standards for reporting information about operating segments. Both SFAS 130 and 131 will be adopted in fiscal 1999.
  In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132), which is an amendment of FASB Statements No. 87, 88 and 106. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain disclosures required under FASB Statements No. 87, 88 and 106. SFAS 132 will be adopted in fiscal 1999.
  In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Company to recognize all derivatives as either assets or liabilities and measure the instruments at fair value. The Company intends to adopt the standard on October 1, 1999. The Company does not believe the effect of adoption will be material.


                                 thirty eight.

                  IKON Office Solutions, Inc. and Subsidiaries

Interest Rate and Currency Swap Agreements
The Company uses interest rate and currency swap agreements for purposes other than trading and they are treated as off-balance sheet items. Interest rate swap agreements are used by the Company to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. The interest rate swap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accounted for on the accrual method of accounting. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued expenses. Currency swap agreements are used to manage exposure relating to certain intercompany debt denominated in one foreign currency that will be repaid in another foreign currency. Currency swap agreements are designated as hedges of firm commitments to pay interest and principal on debt, which would otherwise expose the Company to foreign currency risk. Currency translation gains and losses on the principal swapped are offset by corresponding translation gains and losses on the related foreign denominated assets. Gains and losses on terminations of interest rate and currency swap agreements are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of extinguishment.

Business Segment Information
As a result of the spin-off of Unisource, the Company operates in a single industry segment. The Company provides its customers with integrated solutions for copier, office equipment, outsourcing and networking needs.

Reclassifications
Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Loss on Asset Impairment

In October 1996, the Company purchased a software development company that it believed to be a strategic fit with its systems integration companies. In fiscal 1998, this company began to experience operating losses and negative cash flows from operations. During the third quarter of fiscal 1998, management evaluated projections that indicated this trend was expected to continue. Management concluded that the carrying amounts of the goodwill and other long-lived assets were not recoverable and, in accordance with the Company's accounting policy, recorded an impairment loss of $20,000,000.

3. Transformation Costs

In September 1995, the Company announced its transformation program to change its organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the IKON companies. The Company has substantially completed the transformation program as of September 30, 1998. The transformation involves a variety of activities that the Company believes will ultimately lower administrative costs and improve gross margins through the creation of marketplace-focused field operations with greater attention to customer sales and services. These activities include consolidating purchasing, inventory control, logistics and other activities into thirteen customer service centers in the U.S., establishing a single financial processing center, building a common information technology system, adopting a common name and common benefit programs.
  Transformation costs were as follows:

Fiscal Year Ended September 30
(in thousands)                             1998             1997          1996
--------------------------------------------------------------------------------
Severance and other
  employee-related costs                  $ 47,159       $ 53,866       $ 18,702
Facility consolidation costs                25,233         24,738          1,293
Technology conversion
  costs and other                            5,641         37,297          1,428
Costs incurred to adopt the
  IKON name worldwide                                      11,007
--------------------------------------------------------------------------------
                                          $ 78,033       $126,908       $ 21,423
================================================================================

  Severance and other employee-related costs include temporary labor and consultants assisting with the transformation. Facility consolidation costs include lease buyouts and write-offs of leasehold improvements. Technology conversion costs include the write-off of costs related to the abandoned SAP computer pilot program in fiscal 1997 and other technology conversion costs.
  The September 30, 1998 balance sheet includes a severance accrual for 227 employees totaling $9,310,000 and a facility consolidation accrual of $10,776,000.


                                 thirty nine.

                 IKON Office Solutions, Inc. and Subsidiaries


Notes to Consolidated Financial Statements

4. Mergers

During the second quarter of fiscal 1996, the Company completed two mergers accounted for as poolings-of-interests by issuing common stock for all of the shares of Legal Copies International, Inc. and JMM Enterprises, Inc. Total common shares issued in connection with these mergers were 3,953,990.
  Components of the operating results from continuing operations for periods prior to the merger were:

                                                      Three Months Ended
                                                       December 31, 1995
 (in thousands)                                              (unaudited)
--------------------------------------------------------------------------
Revenues
  IKON Office Solutions, Inc.                                   $852,396
  Pooled companies                                                48,183
--------------------------------------------------------------------------
                                                                $900,579
==========================================================================
Income from continuing operations
  IKON Office Solutions, Inc.                                   $ 35,186
  Pooled companies                                                 1,751
--------------------------------------------------------------------------
                                                                $ 36,937
==========================================================================

5. Acquisitions

The Company made 34 acquisitions in fiscal 1998 for an aggregate purchase price of $99,408,000 in cash and stock. Total assets related to fiscal 1998 acquisitions were $157,595,000, including goodwill of $94,769,000. In addition, $29,829,000 was paid and capitalized in fiscal 1998 relating to prior years' acquisitions.
  In fiscal 1997, the Company made 89 acquisitions for an aggregate purchase price of $317,864,000 in cash and stock. Total assets related to these acquisitions were $438,954,000, including goodwill of $277,209,000. An additional $9,608,000 was paid and capitalized in fiscal 1997 relating to prior years' acquisitions.
  In addition to the mergers described in Note 4, the Company made 97 acquisitions in fiscal 1996 for an aggregate purchase price of $358,568,000 in cash, notes and stock. Total assets related to these 97 acquisitions were $499,729,000, including goodwill of $313,495,000. The Company also issued 486,304 common shares for an acquisition accounted for as a pooling-of-interests whose results of operations were included from the beginning of the fiscal year. An additional $4,086,000 was paid and capitalized in fiscal 1996 relating to prior years' acquisitions.
  All acquisitions, unless otherwise noted, are included in results of operations from their dates of acquisition.
  Had the purchase acquisitions been made at the beginning of the fiscal year prior to their acquisition, unaudited pro forma results from continuing operations would have been:

Fiscal Year Ended September 30
(in thousands except per share data)
(unaudited)                             1998             1997          1996
-----------------------------------------------------------------------------
Revenues                         $ 5,744,054      $ 5,561,592     $4,961,482
Income (loss) from
  continuing operations              (82,552)         131,545        180,934
Earnings (loss) per share
  from continuing operations
   Basic                                (.75)             .81           1.19
   Diluted                              (.75)             .80           1.17
-----------------------------------------------------------------------------

6. Discontinued Operations

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


                                    forty.

                  IKON Office Solutions, Inc. and Subsidiaries

  Unisource assumed certain Alco pension plans covering Unisource employees, and assets and liabilities attributable to Unisource employees under Alco's participating companies pension plan and Alco's 401(k) plan have been transferred to new Unisource pension and 401(k) plans, respectively. Under the Tax Sharing Agreement, Unisource will bear its respective share of (i) the Company's federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability, and (iii) the Company's consolidated personal property tax liability for all tax periods that end before or that include the Distribution Date. Unisource is responsible for paying any tax liabilities arising for any tax return that it files separately. If any tax year ending before or including the Distribution Date is subsequently examined by the IRS, and an adjustment results from such examination, then Unisource's share of the Company's additional federal consolidated income tax liability (or benefit for that tax year) will be computed and agreed to by the parties. The Tax Sharing Agreement generally provides that in the event either the Company or Unisource takes any action inconsistent with, or fails to take any action required by, or in accordance with the qualification of the Distribution as tax-free, then the Company or Unisource, as the case may be, will be liable for and indemnify and hold the other harmless from any tax liability resulting from such action.
  The Company has accounted for Unisource as a discontinued operation in fiscal 1997 and 1996. Prior-year amounts for Unisource have been restated to reflect interest and other expenses allocated by the Company. Unisource has been charged corporate interest expense based on the relationship of its net assets to total Company net assets, excluding corporate debt, in amounts of $7,203,000 in the first quarter of fiscal 1997 and $29,572,000 in fiscal 1996. The Company recorded a charge against earnings of $50,000,000 in the third quarter of fiscal 1996 for restructuring activities at Unisource. The charge included facility closures costs of $33,000,000 and severance costs for approximately 900 employees of $17,000,000 associated with the announced regional realignment from ten to five regions in the United States and facilities mergers in the U.S. and Canada. An $18,000,000 charge against earnings was recorded in the third quarter of fiscal 1996 for costs associated with the spin-off of Unisource consisting primarily of investment banking fees, legal and accounting fees, filing fees and employee termination costs directly related to the spin-off.

The results of discontinued operations were:


                                         Three Months Ended  Fiscal Year Ended
(in thousands)                           December 31, 1996  September 30, 1996
------------------------------------------------------------------------------
Revenues (Unisource)                           $ 1,728,533         $ 7,022,808
==============================================================================
Income before taxes
 Unisource (including $50,000
   restructuring charge in 1996)                    34,743             103,003
 Spin-off costs                                                        (18,000)
------------------------------------------------------------------------------
                                                    34,743              85,003
Tax expense (benefit)
 Unisource                                          14,592              43,005
 Spin-off costs                                                         (3,850)
------------------------------------------------------------------------------
                                                    14,592              39,155
Net income
 Unisource                                          20,151              59,998
 Spin-off costs                                                        (14,150)
------------------------------------------------------------------------------
                                               $    20,151         $    45,848
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

7. Finance Receivables

The Company's wholly owned finance subsidiaries are engaged in purchasing office equipment from Company dealers and leasing the equipment to customers under direct financing leases.
  Components of finance receivables, net, are as follows:

September 30 (in thousands)                  1998                      1997
--------------------------------------------------------------------------------
Gross receivables                       $2,688,736                $2,311,263
Unearned income                           (496,735)                (426,979)
Unguaranteed residuals                     284,543                  194,639
Allowance for doubtful accounts            (97,521)                 (76,767)
--------------------------------------------------------------------------------
Lease receivables                        2,379,023                2,002,156
Less: Current portion                      822,569                  670,784
--------------------------------------------------------------------------------
Long-term lease receivables             $1,556,454                $1,331,372
================================================================================

At September 30, 1998, future minimum payments to be received under direct financing leases were: 1999-$924,431,000; 2000-$783,506,000; 2001-$556,398,000;
2002-$308,274,000; 2003-$115,289,000; thereafter-$838,000; while future minimum lease payments to be received under operating leases were: 1999-$42,323,000; 2000-$30,980,000; 2001-$21,117,000; 2002-$10,977,000; 2003-$3,973,000;
thereafter-$1,000.
  IKON's U.S. finance subsidiary has entered into asset securitization agreements for $275,000,000 of eligible direct financing lease receivables that expire in March 1999 ($125,000,000) and September 1999 ($150,000,000). The
agreements contain limited recourse provisions that require the finance subsidiary to assign an additional amount of undivided interest in leases as a reserve to cover any potential losses to the purchaser due to uncollectible leases.


                                  forty one.

                  IKON Office Solutions, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

  IKON's Canadian finance subsidiary entered into an asset securitization agreement for up to CN$175,000,000 of eligible direct financing lease receivables that expires in April 1999. Under the terms of the agreement, there are limited recourse provisions to cover potential losses to the purchaser.
  As collections reduce previously sold interests, new leases can be sold up to the agreement amount. In fiscal year 1998, the U.S. finance subsidiary sold an additional $106,144,000 in leases, replacing leases liquidated during the year, and the Canadian finance subsidiary sold CN$171,664,000 ($134,581,000) in leases.
  The changes in the finance subsidiaries' servicing liabilities relating to the asset securitization agreements for the fiscal years ended September 30, 1998 and 1997, are as follows:

(in thousands)                         1998                1997
-------------------------------------------------------------------
Beginning of period                 $ 8,248             $ 8,467
Additions                             5,870               3,170
Less: Amortization                   (3,753)             (3,389)
-------------------------------------------------------------------
Balance at September 30             $10,365             $ 8,248
-------------------------------------------------------------------

8. Property and Equipment

Property and equipment, at cost, consisted of:

September 30 (in thousands)            1998                1997
-------------------------------------------------------------------
Land                               $  6,718            $  6,797
Buildings and improvements           94,706              83,294
Furniture and equipment             398,122             372,269
-------------------------------------------------------------------
                                    499,546             462,360
Less: accumulated depreciation      239,440             222,815
-------------------------------------------------------------------
Balance at September 30            $260,106            $239,545
===================================================================

9. Notes Payable and Long-Term Debt

Notes payable consisted of:

September 30 (in thousands)            1998                1997
-------------------------------------------------------------------
Notes payable to banks at
  average interest rate 6.1%        $82,298            $259,464
Other notes payable at
  average interest rate:
  1998-6.5%; 1997-8.8%                4,882               7,515
-------------------------------------------------------------------
                                    $87,180            $266,979
===================================================================

Long-term debt consisted of:

September 30 (in thousands)                                  1998          1997
--------------------------------------------------------------------------------
Bond issue at stated interest rate of
 6.75%, net of discount (1998-$4,411;
 1997-$4,467), due 2025,
  effective interest rate of 6.87%                       $295,589       $295,533
Bond issue at stated interest rate of
 6.75%, net of discount (1998-$271),
 due 2004, effective interest rate
 of 6.794%                                                124,729
Bond issue at stated interest rate
 of 7.3%, net of discount (1998-$659),
 due 2027, effective interest rate
 of 7.344%                                                124,341
Bond issue at interest rate of 8.875%
 due 2001                                                  43,819         43,819
Private placement debt at average
 interest rate of 7.2%, due 2005                           55,000         55,000
Bank debt at average interest rate of
 7.7%, due 2000                                            45,121         71,641
Sundry notes, bonds and mortgages
 at average interest rate: 1998-7.2%;
 1997-7.7%, due 1999-2005                                  53,611         52,876
Present value of capital lease obligations
 (gross amount: 1998-$28,401;
 1997-$36,494)                                             26,532         32,160
--------------------------------------------------------------------------------
                                                          768,742        551,029
Less current maturities                                    56,358         60,794
--------------------------------------------------------------------------------
                                                         $712,384       $490,235
================================================================================

  After giving effect to interest rate swaps, the average effective interest rate on the Company's long-term bank debt was 7.7% at both September 30, 1998 and 1997, compared to average stated variable rates of 4.8% and 3.5% at September 30, 1998 and 1997, respectively.

Long-term debt, finance subsidiaries consisted of:

September 30 (in thousands)                                 1998           1997
--------------------------------------------------------------------------------
Medium term notes at average interest
 rate: 1998-6.5%; 1997-6.6%                           $1,849,750     $1,542,250
Notes payable to banks at average
 interest rate: 1998-6.9%;
 1997-6.4%                                               250,887        203,504
--------------------------------------------------------------------------------
                                                       2,100,637      1,745,754
Less current maturities                                  726,159        251,711
--------------------------------------------------------------------------------
                                                      $1,374,478     $1,494,043
================================================================================

  After giving effect to interest rate swaps on finance subsidiaries debt issued during fiscal 1998, the average interest rate on $225,000,000 of the Company's medium term notes was 6.2% at September 30, 1998, compared to an average variable rate of 5.4% at September 30, 1998.


                                   forty two.

                  IKON Office Solutions, Inc. and Subsidiaries


9. Notes Payable and Long-Term Debt
(continued)

Long-term debt and long-term debt, finance subsidiaries mature as follows:
                                                             Long-Term Debt,
                                                                    Finance
(in thousands)                           Long-Term Debt        Subsidiaries
--------------------------------------------------------------------------------
(fiscal year)
1999                                           $ 56,358            $726,159
2000                                             52,986             699,893
2001                                             52,308             533,374
2002                                              4,835             111,396
2003                                              2,065              29,815
2004-2027                                       600,190
--------------------------------------------------------------------------------

  On December 2, 1996, Unisource borrowed under its new credit facility to repay $553,500,000 of intercompany debt with the Company. The Company prepaid debt in the amount of $514,000,000 from these funds. Early repayment of this debt resulted in certain prepayment penalties. Total prepayment penalties of $18,701,000 and related tax benefits of $6,545,000 are reflected as an extraordinary loss on early extinguishment of debt on the Statement of Operations for fiscal 1997.
  On January 16, 1998, the Company's credit agreement with several banks was amended to increase the amount available from $400,000,000 to $600,000,000 and to extend the termination to January 16, 2003. There were no other significant changes to the terms of the agreement. The agreement includes a facility fee that could range from 6.25 to 10.0 basis points per annum on the commitment, based upon the Company's current long-term debt rating (8.5 basis points per annum at September 30, 1998). The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates. At September 30, 1998, short-term borrowings supported by the credit agreement totaled $63,600,000 leaving $536,400,000 unused and available.
  The wholly owned U.S. finance subsidiary of the Company may offer notes to the public from time to time under its medium term notes program. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of the finance subsidiary, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. At September 30, 1998, $1,123,250,000 is available for issuance under this program.
  The Company is in compliance with all covenants, including financial, for all loan agreements. Capital lease obligations and mortgages are secured by property and equipment that had a net book value of $25,758,000 at September 30, 1998.
  Interest paid, including finance subsidiaries and corporate interest allocated to discontinued operations, approximated $186,000,000, $151,000,000 and $119,000,000 for fiscal years 1998, 1997 and 1996, respectively.

10. Leases

Equipment acquired under capital leases is included in property and equipment in the amount of $45,416,000 in 1998 and $44,465,000 in 1997 and the related amounts of accumulated amortization are $19,966,000 in 1998 and $26,021,000 in 1997. Related obligations are in long-term debt and related amortization is included in depreciation.
  At September 30, 1998, future minimum lease payments under noncancelable operating leases with initial or remaining terms of more than one year were:
1999-$66,099,000; 2000-$53,116,000; 2001-$43,128,000; 2002-$30,307,000;
2003-$19,233,000; thereafter-$28,179,000.
  Total rental expense was $85,646,000 in 1998, $81,608,000 in 1997 and
$67,006,000 in 1996.

11. Contingencies

The Company and certain principal officers and directors were named as defendants in fourteen purported class action complaints filed on behalf of purchasers of the Company's common stock during the class period from October 15, 1997 through August 13, 1998. The complaints allege violations of securities laws during the class period. Management believes the lawsuits are without merit and that the outcome will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of litigation. An unfavorable outcome of litigation could have an adverse impact on the Company's financial condition and results of operations.
  There are contingent liabilities for taxes, guarantees, other lawsuits, environmental remediation claims relating to discontinued operations and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

12. Shareholders' Equity

During the first quarter of fiscal 1996, 432,130 common shares were issued for Series AA Preferred Stock conversions by holders. On February 9, 1996, the Company redeemed the balance of its Series AA Preferred Stock for common stock at the conversion rate of 2.2402 shares of common stock for each depositary share. Common shares totaling 8,585,423 were issued in connection with this redemption.
  At September 30, 1998, the Company has outstanding 3,877,200 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock. Dividends are cumulative at $5.04 per year per depositary share. The Series BB preferred stock has one vote per share (equivalent to 1/100th vote per depositary share) and has a liquidation preference of $77.375 per depositary share plus an amount equal to accrued and unpaid dividends. Prior to October 1, 1998, each depositary share was convertible at the option of the holder into
2.0468 shares of common stock of the Company. On October 1, 1998,

                                 forty three.

                  IKON Office Solutions, Inc. and Subsidiaries


Notes to Consolidated Financial Statements

each of the outstanding depositary shares automatically converted into 2.4972 shares of common stock per depositary share, resulting in the issuance of 9,682,143 common shares.
  IKON amended its Rights Agreement (Rights Plan) as of June 18, 1997. The Rights Plan, which was scheduled to expire in accordance with its terms on February 10, 1998, was extended as amended for an additional ten-year term expiring June 18, 2007. The amendment established a new exercise price of $204.00 per preferred stock purchase right (individually, a "Right," and collectively, the "Rights"). A Right entitles holders thereof to buy 1/100th of a share of Series 12 Preferred Stock of the Company (the "Preferred Shares").
  The Rights Plan provides that the Rights will be exercisable and will trade separately from shares of the Company's common stock only if a person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the shares of the Company's common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the shares of the Company's common stock (a "Flip-in Event"). Only when one or more of these events occur will shareholders receive certificates for the Rights.
  If any person actually acquires 15% or more of the shares of common stock, other than through a tender or exchange offer for all shares of common stock that provides a fair price and other terms for such shares, or if a 15%-or-more shareholder engages in certain "self-dealing" transactions or engages in a merger or other business combination in which the Company survives and shares of its common stock remain outstanding, the other shareholders will be able to exercise the Rights and buy shares of common stock of the Company having twice the value of the exercise price of the Rights. A provision has been added to the Rights Plan that allows shareholders, upon action by a majority of the Continuing Directors (Continuing Directors are, in general, directors who were members of the Board of Directors prior to a Flip-in Event), to exercise their Rights for 50% of the shares of common stock otherwise purchasable upon surrender to the Company of the Rights so exercised and without other payment of exercise price.
  The Rights Plan was also amended to reduce the price at which the Board of Directors can redeem the Rights to $.01 per Right, and to provide that the Rights may only be redeemed by majority vote of the Continuing Directors.
  The Rights, in general, may be redeemed at any time prior to the tenth day following public announcement that a person has acquired a 15% ownership position in shares of common stock of the Company.


================================================================================

13. Income Taxes

Provision for income taxes:


Fiscal Year Ended September 30 (in thousands)           1998                        1997                     1996
----------------------------------------------------------------------------------------------------------------------------
                                                Current      Deferred      Current      Deferred     Current     Deferred
----------------------------------------------------------------------------------------------------------------------------
Federal                                         $(5,034)       $ 781        $(2,983)     $78,770     $21,144      $58,540
Foreign                                           2,857        1,350          2,032        4,940      13,496          528
State                                             1,540        7,369           (361)       8,353      11,170        3,106
----------------------------------------------------------------------------------------------------------------------------
Taxes on income                                 $  (637)       $9,500       $(1,312)     $92,063     $45,810      $62,174
----------------------------------------------------------------------------------------------------------------------------


                                  forty four.

                  IKON Office Solutions, Inc. and Subsidiaries

The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

September 30 (in thousands)                                1998        1997
--------------------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation and lease
   income recognition                                   $492,616    $390,444
--------------------------------------------------------------------------------
   Total deferred tax liabilities                        492,616     390,444
Deferred tax assets:
 Accrued liabilities                                     160,644     144,324
 Net operating loss carryforwards                        138,475      28,766
 AMT credit carryforwards                                 34,011      38,792
 Other, net                                                6,723      15,341
--------------------------------------------------------------------------------
   Total deferred tax assets                             339,853     227,223
 Valuation allowance                                      60,116      43,255
--------------------------------------------------------------------------------
   Net deferred tax assets                               279,737     183,968
--------------------------------------------------------------------------------
Net deferred tax liabilities                            $212,879    $206,476
--------------------------------------------------------------------------------

  Net operating loss carryforwards consist primarily of state carryforwards of $579,000,000 principally expiring in years 1999 through 2018 and federal carryforwards of $245,000,000 expiring in 2018. A full valuation allowance has been established against the state carryforwards. A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense is as follows:

Fiscal Year Ended September 30
(in thousands)                                1998         1997         1996
-------------------------------------------------------------------------------
Tax at statutory rate                      $(25,965)     $74,590     $ 95,507
State income taxes, net of
 U.S. federal tax benefit                     8,371        8,098        9,278
Goodwill                                     14,601       10,656        5,730
Loss from asset impairment
 and acquisition related charges             10,807
Foreign including credits                    (1,725)      (1,279)        (818)
Other                                         2,774       (1,314)      (1,713)
-------------------------------------------------------------------------------
                                           $  8,863      $90,751     $107,984
-------------------------------------------------------------------------------

     Net income tax payments (refunds) for all operations, including discontinued, amounted to $(4,051,000) in 1998, $(22,081,000) in 1997, and
$46,231,000 in 1996.
     Undistributed earnings of the Company's foreign subsidiaries were approximately $57,400,000 at September 30, 1998. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

September 30 (in thousands)                         1998       1997      1996
------------------------------------------------------------------------------
Numerator:
 Income (loss) from
  continuing operations                         $(83,050)  $122,362  $164,893
 Preferred stock dividends                        19,540     19,540    22,319
------------------------------------------------------------------------------
 Numerator for continuing
  operations basic earnings
  per share--income (loss)
  available to common
  shareholders                                  (102,590)   102,822   142,574

Effect of dilutive securities:
 Series AA preferred
  dividend adjustment                                                   2,779
 Convertible loan notes                                         329       307
------------------------------------------------------------------------------
                                                                329     3,086
Numerator for continuing
 operations diluted earnings
 per share--income (loss)
 available to common
 shareholders after assumed
 conversions                                   $(102,590)  $103,151  $145,660
------------------------------------------------------------------------------

Denominator:
 Denominator for basic
 earnings per share--
 weighted average shares                         135,145    133,261   125,856

Effect of dilutive securities:
 Series AA convertible
  preferred stock                                                       2,396
 Employee stock options                                       1,112     1,793
 Convertible loan notes                                         273       374
--------------------------------------------------------------------------------
Dilutive potential
 common shares                                                1,385     4,563
Denominator for diluted
 earnings per share--adjusted
 weighted average shares and
 assumed conversions                             135,145    134,646   130,419
--------------------------------------------------------------------------------

Basic earnings (loss) per
 share from continuing
 operations                                     $  (0.76)  $   0.77  $   1.13
--------------------------------------------------------------------------------

Diluted earnings (loss) per
 share from continuing
 operations                                     $  (0.76)  $   0.77  $   1.12
--------------------------------------------------------------------------------

  For additional disclosures regarding the outstanding preferred stock and employee stock options, see Notes 12 and 15.


                                  forty five.

                 Ikon Office Solutions, Inc. and Subsidiaries


Notes to Consolidated Financial Statements

  Options to purchase 5,972,215 shares of common stock at $7.85 per share to $62.45 per share were outstanding during fiscal 1998 but were not included in the computation of diluted earnings per share because the effect would be antidilutive.
  The Company's Series BB conversion preferred stock is excluded from the dilutive calculation because the effect of adding 9,682,143 shares and deleting the preferred dividends to reflect assumed conversion would be antidilutive.

15. Stock Options

Employee stock options are granted at the market price at dates of grant which does not require the Company to recognize any compensation expense. These options expire in ten years and generally vest over five years. The proceeds of options exercised are credited to shareholders' equity. As permitted by SFAS 123, the Company continues to account for its stock options in accordance with APB 25. A plan for the Company's nonemployee directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.
  Changes in common shares under option were:

                                                                   Weighted
                                                   Shares     Average Price
-----------------------------------------------------------------------------
September 30, 1995                              4,586,358            $20.07
Granted                                         1,582,767             43.17
Exercised                                        (813,408)            15.77
Cancelled                                         (72,077)            35.25
-----------------------------------------------------------------------------
September 30, 1996                              5,283,640             27.45
Unisource Spin-off Adjustment                     952,043             23.53
Granted                                         1,395,757             38.96
Exercised                                        (894,601)            16.85
Cancelled
 Unisource Spin-off                              (943,103)            32.34
 Other                                           (219,045)            26.39
-----------------------------------------------------------------------------
September 30, 1997                              5,574,691             26.53
Granted                                           983,614             27.66
Exercised                                        (377,374)            15.49
Cancelled                                        (248,768)            31.76
-----------------------------------------------------------------------------
September 30, 1998                              5,932,163            $27.18
-----------------------------------------------------------------------------
Available for Grant                             3,877,028
=============================================================================

  In connection with the separation of Unisource from Alco, stock options that were not exercised prior to the effective date of the Distribution were adjusted. Optionholders who remained employees of IKON retained their options to purchase IKON shares. The number of shares subject to, and the exercise price of, each IKON option was adjusted based upon a formula that preserved the inherent intrinsic value and vesting and term provisions of such options. Optionholders who became employees of Unisource after the Distribution were given the opportunity to receive options to purchase shares of Unisource common stock in lieu of their Alco options or had their options cancelled.

  The following is provided to comply with the disclosure requirements of SFAS
123. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards in fiscal years 1998, 1997 and 1996, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

Fiscal year ended September 30
(in thousands, except per share data)     1998          1997          1996
--------------------------------------------------------------------------------
Income (loss) from continuing
 operations before
 extraordinary loss                   $(90,653)     $117,615      $162,932
Income from discontinued
 operations                                           19,871        45,116
Income (loss) before
 extraordinary loss                    (90,653)      137,486       208,048

Earnings (loss) per share
 Continuing operations                $   (.82)     $    .73      $   1.11
 Discontinued operations                                 .15           .36
 Extraordinary loss                                     (.09)
--------------------------------------------------------------------------------
 Net Income (Loss)                    $   (.82)     $    .79      $   1.47
--------------------------------------------------------------------------------

Earnings (loss) per share,
 assuming dilution
  Continuing operations               $   (.82)     $    .73      $   1.10
  Discontinued operations                                .15           .34
  Extraordinary loss                                    (.09)
--------------------------------------------------------------------------------
 Net Income (Loss)                    $  (.82)      $    .79      $   1.44
--------------------------------------------------------------------------------

  The pro forma effect on net income may not be representative of the pro forma effect on net income of future years because the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to October 1, 1995.
  The weighted-average fair values at date of grant for options granted during fiscal years 1998, 1997 and 1996 were $13.66, $15.49 and $14.75, respectively, and were estimated using the Black-Scholes option-pricing model. The following assumptions were applied for periods before the Unisource spin-off, subsequent to the Unisource spin-off and fiscal 1998, respectively: (i) expected dividend yields of 1.4%, .6% and .7%, (ii) expected volatility rates of 29.1%, 31.8% and 46.5%, and (iii) expected lives of 5.4 years and 5.7 years (both subsequent to spin-off and fiscal 1998). The risk-free interest rates applied for fiscal 1998, 1997 and 1996 were 5.7%, 6.4% and 5.9%, respectively.


                                   forty six

                 IKON Office Solutions, Inc. and Subsidiaries

The following table summarizes information about stock options outstanding at September 30, 1998:


                                Options Outstanding                                         Options Exercisable
-------------------------------------------------------------------------         -----------------------------------
                       Number      Weighted-Average    Weighted-Average                Number     Weighted-Average
      Range of    Outstanding             Remaining            Exercise           Exercisable             Exercise
Exercise Prices    at 9/30/98      Contractual Life               Price            at 9/30/98                Price
$ 7.92- $17.13      1,160,564               3.2 years            $12.75             1,080,564               $12.82
 18.14-  25.12      1,410,748               5.8                   21.62               982,127                21.43
 26.53-  33.47      1,490,123               8.6                   29.04               289,485                29.00
 34.28-  38.79      1,333,425               7.5                   36.41               472,837                36.25
 44.63-  56.42        537,303               8.3                   44.91               115,225                45.84

--------------------------------------------------------------------------------
16. Pension and Stock Purchase Plans

The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to defined contribution pension plans ($108,000 in 1998, $861,000 in 1997 and $1,338,000 in 1996) charged to continuing operations amounted to $18,202,000 for 1998, $17,623,000 for 1997 and $20,215,000 for 1996.
  The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30
(in thousands)                                     1998       1997     1996
------------------------------------------------------------------------------
Service cost                                    $21,977   $ 19,208  $ 15,734
Interest cost on projected
 benefit obligation                              19,710     18,373     7,448
Actual return on plan assets                    (30,606)   (30,949)  (15,663)
Net amortization and deferral                     7,013     10,130    11,358
------------------------------------------------------------------------------
Net pension cost                                $18,094   $ 16,762   $18,877
------------------------------------------------------------------------------

  Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:
                                              1998         1997         1996
-------------------------------------------------------------------------------
Weighted average
 discount rates                                7.0%        7.75%        7.75%
Rates of increase in
 compensation levels                           5.5%        6.25%        6.25%
Expected long-term rate
 of return on assets                          10.0%       10.00%       10.00%

  The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans were:


September 30 (in thousands)                     1998                1997
--------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations
   Vested                                    $229,018              $212,332
--------------------------------------------------------------------------------
   Accumulated                               $237,233              $218,585
--------------------------------------------------------------------------------
   Projected                                 $312,275              $260,959
Plan assets at fair value                     285,859               259,243
--------------------------------------------------------------------------------
Plan assets less than
 projected benefits                           (26,416)               (1,716)
Items not yet recognized
 Net gain                                     (26,817)              (42,864)
 Prior service cost                            14,783                12,705
 Net asset existing at transition date         (6,245)               (7,494)
Adjustment required to recognize
 minimum liability                             (4,799)               (4,535)
--------------------------------------------------------------------------------
Net pension liability                        $(49,494)             $(43,904)
--------------------------------------------------------------------------------

  Under the Benefits Agreement with Unisource, the Company assumed certain benefit obligations and related assets for retirees and terminated vested employees of Unisource which totaled approximately $105,000,000.
  Substantially all of the plan assets at September 30, 1998 are invested in listed stocks, including common stock of the Company having a fair value of $8,625,600.
  The majority of the Company's employees were eligible to participate in the Company's Retirement Savings Plan (RSP). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in six different investment funds. The Company contributes an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum Company match of 4%. All Company contributions are invested in the Company's common shares. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the plans charged to continuing operations amounted to $35,949,000 in 1998, $31,026,000 in 1997 and $23,596,000 in 1996.
  The Company has a Long-Term Incentive Compensation Plan (LTIP) that is intended to motivate, recognize and reward key management employees for long-term performance. Under the plan, key management employees are granted cash awards, which are earned upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In forty seven.

                 IKON Office Solutions, Inc. and Subsidiaries



connection with this plan, the Company expensed $0 in fiscal 1998, $3,111,000 in fiscal 1997 and $7,500,000 in fiscal 1996.

17. Geographic Information

Revenues, income (loss) before taxes, and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 were as follows:

(in millions)                        1998             1997              1996
--------------------------------------------------------------------------------
Revenues
Domestic                         $4,893.7         $4,467.6          $3,559.7
Europe                              428.7            375.8             360.6
Canada                              280.6            270.7             177.7
Other                                25.7             14.3               1.8
--------------------------------------------------------------------------------
Total                            $5,628.7         $5,128.4          $4,099.8
--------------------------------------------------------------------------------

Income (Loss) Before Taxes
Domestic                         $  (15.6)        $  233.4          $  251.1
Europe                               15.5             10.0              38.3
Canada                               (8.1)            17.5              20.6
Other                                 4.7              (.3)               .1
--------------------------------------------------------------------------------
Operating                            (3.5)           260.6             310.1
Interest expense                    (70.7)           (47.5)            (37.2)
--------------------------------------------------------------------------------
Total                            $  (74.2)        $  213.1          $  272.9
--------------------------------------------------------------------------------

Assets
Domestic                         $4,715.8         $4,340.4          $3,096.2
Europe                              707.2            566.3             560.2
Canada                              304.6            405.1             227.5
Other                                21.2             12.1              11.5
--------------------------------------------------------------------------------
Total                            $5,748.8         $5,323.9          $3,895.4
--------------------------------------------------------------------------------

18. Financial Instruments

The Company uses financial instruments in the normal course of its business, including derivative financial instruments, for purposes other than trading. These financial instruments include debt, commitments to extend credit and interest rate and currency swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

Concentration of Credit Risk
The Company is subject to credit risk through trade receivables, lease receivables and short-term cash investments. Credit risk with respect to trade and lease receivables is minimized because of a large customer base and its geographic dispersion. Short-term cash investments are placed with high-credit quality financial institutions and in short-duration corporate and government debt securities funds. By policy, the Company limits the amount of credit exposure in any one type of investment instrument.

Interest Rate and Currency Swap Agreements
The Company has interest rate swap agreements relating to financial instruments of its U.S. finance subsidiary having total principal/notional amounts of $300,000,000 and $105,000,000 at September 30, 1998 and 1997, respectively, with fixed rates from 5.48% to 6.16% at September 30, 1998 and 5.77% to 7.08% at September 30, 1997. The Company also has Canadian dollar denominated interest rate swap agreements having a total principal/notional amount of CN$98,248,000 ($64,185,000 at September 30, 1998) with fixed rates from 7.43% to 7.74% at September 30, 1998 and 1997. The Company is required to make payments to the counterparties at the fixed rates stated in the agreements and in return the Company receives payments at variable rates.
  The Company has interest rate swap agreements relating to financial instruments of its Canadian finance subsidiary. These swaps have a principal/notional amount of CN$143,421,000 ($93,700,000) at September 30, 1998. The Company is required to make variable rate payments to counterparties based on the one-month commercial paper rate plus .25% and receive payments at the one-month bankers' acceptance rate.
  At September 30, 1998 and 1997, the Company also had cross-currency swap agreements to exchange Canadian Dollars (CN$98,248,000) for pounds sterling ((pound)46,500,000). The Company is required to make pounds sterling payments at fixed rates from 9.53% to 9.90% in exchange for Canadian dollar payments at fixed rates from 9.02% to 9.38%.
  The Company is exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements. However, the Company does not anticipate nonperformance by the counterparties.
  The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash, Notes Payable and Long-Term Receivables
The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-Term Debt
The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to Note 9.

Off-Balance-Sheet Instruments
Fair values for the Company's off-balance-sheet instruments (interest rate and currency swaps) are based on the termination of the agreements.


The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                         1998                                    1997
September 30 (in thousands)              Carrying Amount     Fair Value           Carrying Amount     Fair Value
---------------------------------------------------------------------------------------------------------------------------
Long-term debt:
  Bond issues                                 $  588,478     $  496,470                $  339,352      $ 327,869
  Private placement debt                          55,000         52,789                    55,000         55,791
  Bank debt                                       45,121         46,074                    71,641         74,269
  Sundry notes, bonds and mortgages               53,611         53,029                    52,876         54,581
  Finance subsidiaries' debt                   2,100,637      2,090,472                 1,745,754      1,750,298
Interest rate and currency swaps                                (22,487)                                  (7,183)

                                  forty eight.

                 IKON Office Solutions, Inc. and Subsidiaries


Quarterly Financial Summary

                                                  First            Second             Third              Fourth
(unaudited, in millions except per share data)  Quarter          Quarter (a)        Quarter (b)        Quarter (c)            Total
------------------------------------------------------------------------------------------------------------------------------------
1998
Revenues                                        $1,374.3           $1,431.6           $1,394.7          $1,428.1           $5,628.7
Gross profit                                       543.2              552.4              489.4             490.1            2,075.1
Transformation costs                                19.5               18.2               16.5              23.8               78.0
Income (loss) before taxes                          65.4               52.6             (108.5)            (83.7)             (74.2)
Net income (loss)                               $   37.0           $   30.3           $  (88.7)         $  (61.7)          $  (83.1)
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                  $   .24           $    .19           $  (.69)          $   (.49)          $   (.76)
====================================================================================================================================

Diluted earnings (loss) per share                $   .24           $    .19           $  (.69)          $   (.49)          $  (.76)
====================================================================================================================================

Dividends per share                              $   .04           $    .04           $   .04           $    .04           $   .16
Common stock price
  High/Low                             31 15/16 - 24 1/2       35 3/16 - 26   36 1/4 - 14 3/8    15 3/4 - 5 1/16   36 1/4 - 5 1/16

1997
Revenues                                        $1,140.4           $1,277.9          $1,316.3           $1,393.8          $5,128.4
Gross profit                                       451.9              496.9             517.2              544.6           2,010.6
Transformation costs                                14.3               61.2              23.0               28.4             126.9
Income before taxes                                 73.2               30.1              52.6               57.2             213.1
Income (loss)
  Continuing operations                             44.7               14.6              30.1               33.0             122.4
  Discontinued  operations                          20.2                                                                      20.2
  Extraordinary loss                               (12.2)                                                                    (12.2)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                       $  52.7           $   14.6          $   30.1           $   33.0          $  130.4
====================================================================================================================================

Basic earnings (loss) per share
  Continuing  operations                         $   .30           $    .07          $   .19            $    .21          $    .77
  Discontinued operations                            .15                                                                       .15
  Extraordinary loss                                (.09)                                                                     (.09)
------------------------------------------------------------------------------------------------------------------------------------
                                                 $   .36           $    .07          $   .19            $    .21          $    .83
====================================================================================================================================

Diluted earnings (loss) per share
  Continuing  operations                         $   .30           $    .07          $   .19            $    .21          $    .77
  Discontinued operations                            .15                                                                       .15
  Extraordinary loss                                (.09)                                                                     (.09)
------------------------------------------------------------------------------------------------------------------------------------
                                                 $   .36           $    .07          $   .19            $    .21          $    .83
====================================================================================================================================

Dividends per share                              $   .14           $    .04          $   .04            $    .04          $    .26
Common stock price
  High/Low                               52 1/4 - 44 3/8    46 5/8 - 32 1/2  34 7/8 - 20 5/8     29 5/8 - 21 1/2   52 1/4 - 20 5/8

(a) Second quarter fiscal 1998 results include $16,000,000 of unusual adjustments.

(b) Third quarter fiscal 1998 results include pretax charges for increases to accounting estimates for lease default and accounts receivable reserves of $48,000,000 ($28,000,000 for lease defaults and $20,000,000 for accounts receivable). Also included are a loss of $20,000,000 related to an asset impairment at a Technology Services company engaged in the development of high-end custom software applications and other adjustments of approximately $26,000,000.

(c) Fourth quarter fiscal 1998 results include pretax charges of $40,400,000 for expenses related to the closing of underperforming branches, executive severance packages and the settlement of lawsuits.


                                  forty nine.

                 IKON Office Solutions, Inc. and Subsidiaries


Corporate Financial Summary


                                                Ten-Year
(in millions, except per share data,            Compound
shareholders of record, employees)               Growth            1998             1997              1996            1995
---------------------------------------------------------------------------------------------------------------------------
Continuing Operations
Revenues                                            23.8%      $5,628.7         $5,128.4          $4,099.8        $3,091.6
Gross profit                                        24.4        2,075.1          2,010.6           1,564.5         1,168.3
   % of revenues                                                   36.9             39.2              38.2            37.8
Selling and administrative                          24.6        1,980.5          1,623.1           1,233.0           956.1
   % of gross profit                                               95.4             80.7              78.8            81.8
Operating income (loss)                                           (3.5)            260.6             310.1           212.2
   % of revenues                                                   (.1)              5.1               7.6             6.9
Income (loss) before taxes                                       (74.2)            213.1             272.9           190.5
   % of revenues                                                  (1.3)              4.2               6.7             6.2
Effective income tax rate (%)                                       -- (g)          42.6              39.6            39.6
Income (loss)                                                    (83.1)            122.4             164.9           115.0
   % of revenues                                                  (1.5)              2.4               4.0             3.7
Earnings (loss) per share
   Basic                                                          (.76)              .77              1.13            0.87
   Diluted                                                        (.76)              .77              1.12            0.86
Capital expenditures                                23.2          212.2            193.2             146.6            91.1
Depreciation and amortization                       23.1          202.5            156.6             118.6            87.4
---------------------------------------------------------------------------------------------------------------------------

Discontinued Operations and Extraordinary Items
Income (loss)                                                                       $8.0             $45.8           $88.7
Earnings (loss) per share
   Basic                                                                             .06               .37            0.78
   Diluted                                                                           .06               .35            0.76
---------------------------------------------------------------------------------------------------------------------------

Total Operations and Extraordinary Items
Net income (loss)                                               $(83.1)           $130.4            $210.7          $203.7
Earnings (loss) per share
   Basic                                                          (.76)              .83              1.50            1.65
   Diluted                                                        (.76)              .83              1.47            1.62
---------------------------------------------------------------------------------------------------------------------------

Share Activity
Dividends per share                                               $0.16            $0.26             $0.56           $0.52
Per share book value                                 1.7%          8.30             8.94             14.94           12.06
Return on shareholders' equity %                                  (8.8)              7.8              13.8            15.8
Weighted average shares (basic)                                   135.1            133.3             125.9           114.3
Adjusted weighted average shares (diluted)                        135.1            134.6             130.4           116.5
Shareholders of record                                           14,990           15,089            15,033          15,099
---------------------------------------------------------------------------------------------------------------------------

Supplementary Information
Days sales outstanding (e)                                         44.0             44.5              34.2            33.6
Inventory turns (e)                                                 6.7              6.3               5.7             6.3
Current ratio                                                       1.3              1.5               1.2             1.1
Pretax return on capital employed %                                (.1)              8.5              14.8            17.1
Pretax return on capital employed, excluding
   finance subsidiaries %                                         (5.0)             10.0              19.0            21.1
Working capital                                      9.2%        $504.6           $752.0            $251.2          $144.7
Total assets                                        17.1        5,748.8          5,323.9           5,384.6         4,110.3
Total debt                                          27.4        2,956.6          2,563.8           2,158.4         1,499.3
   % of capitalization                                             67.4             63.4              48.9            44.2
Total debt, excluding finance subsidiaries          15.1          855.9            818.0           1,031.4           681.7
   % of capitalization                                             37.5             35.6              31.4            26.5
Serial preferred stock
Employees (f)                                                    42,600           40,900            43,100          39,200
---------------------------------------------------------------------------------------------------------------------------

(a) Continuing operations include unrelated businesses sold in 1988.
(b) Excludes the effect of the sale of IMMOS in fiscal 1994 and Unisource restructuring costs in fiscal 1993.
(c) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.
(d) Excludes gain on sale of Alco Health Services Corporation of pretax - $96,800,000; net income - $61,900,000.
(e) Continuing operations only.
(f) Includes discontinued operations.
(g) Not meaningful.

Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994 - loss on sale of investment in IMMOS, pretax income ($115,265,000), net income ($95,086,000), diluted earnings per share ($.87);
fiscal 1993 - Unisource restructuring costs, operating income ($175,000,000), net income ($112,875,000), diluted earnings per share ($1.14).


                                    fifty.

                 IKON Office Solutions, Inc. and Subsidiaries

                                                 1994          1993          1992      1991      1990         1989          1988
------------------------------------------------------------------------------------------------------------------------------------

Continuing Operations
Revenues                                    $ 2,391.1      $1,723.1      $1,354.2  $1,127.4  $1,018.6     $  789.3         $667.0(a)

Gross profit                                    926.7         680.3         550.6     441.1     412.4        311.6          234.0(a)

   % of revenues                                 38.8          39.5          40.7      39.1      40.5         39.5           35.1
Selling and administrative                      750.1         561.0         460.8     383.3     378.9        287.7          219.4(a)

   % of gross profit                             80.9          82.5          83.7      86.9      91.9         92.3           93.8
Operating income (loss)                          59.4         116.8          96.5      57.8      28.8         23.9           22.5(a)

   % of revenues                                  2.5           6.8           7.1       5.1       2.8          3.0            3.4
Income (loss) before taxes                       43.3         101.4          85.1      40.4       8.3(c)       9.1           10.7(a)

   % of revenues                                  1.8           5.9           6.3       3.6       0.8          1.2            1.6
Effective income tax rate (%)                    95.4          39.6          39.4      39.0      40.7         20.0           25.5
Income (loss)                                     2.0          61.3          51.6      24.6       4.9(c)       7.3            8.0(a)

   % of revenues                                  0.1           3.6           3.8       2.2       0.5          0.9            1.2
Earnings (loss) per share
   Basic                                       (0.09)          0.53          0.54      0.27      0.05(c)      0.08           0.08(a)

   Diluted                                     (0.09)          0.52          0.53      0.26      0.05         0.08           0.08
Capital expenditures                             79.0          64.3          36.9      33.4      40.5         35.1           26.3(a)

Depreciation and amortization                    67.4          51.3          42.3      43.1      38.0         32.1           25.3(a)

------------------------------------------------------------------------------------------------------------------------------------


Discontinued Operations and
Extraordinary Item
Income (loss)                                   $74.5       ($58.6)         $47.5     $94.1     $88.6       $160.2         $103.4
Earnings (loss) per share
   Basic                                         0.68        (0.60)          0.49      1.01      0.97         1.73           1.06
   Diluted                                       0.68        (0.59)          0.49      1.00      0.95         1.69           1.04
------------------------------------------------------------------------------------------------------------------------------------


Total Operations and Extraordinary Items
Net income (loss)                               $76.5          $2.6         $99.1    $118.7     $93.5(c)    $167.5         $111.4
Earnings (loss) per share
   Basic                                         0.59        (0.07)          1.03      1.28      1.02         1.81           1.14
   Diluted                                       0.59        (0.07)          1.02      1.26      1.00         1.77           1.12
------------------------------------------------------------------------------------------------------------------------------------


Share Activity
Dividends per share                         $    0.50      $   0.48      $   0.46  $   0.44  $   0.42     $   0.38     $     0.34
Per share book value                            10.50          8.55          9.11      8.91      8.20         7.25           6.98
Return on shareholders' equity %                 15.1          11.6          11.6      15.0      13.4         16.6(d)        17.1
Weighted average shares (basic)                 109.3          97.3          96.3      92.7      91.3         92.5           97.8
Adjusted weighted average shares (diluted)      109.3          98.7          97.7      94.1      93.3         94.5           99.8
Shareholders of record                         14,348        13,999        13,726    14,096    14,152       13,410         14,103
------------------------------------------------------------------------------------------------------------------------------------


Supplementary Information
Days sales outstanding (e)                       30.2          32.9          32.3      33.8      34.8         37.6           37.9
Inventory turns (e)                               5.7           5.1           5.2       4.8       4.7          4.3            4.1
Current ratio                                     1.3           1.1           1.3       1.9       1.7          1.5            2.2
Pretax return on capital employed %              15.9(b)       13.5(b)       15.1      15.3      18.5         19.4(d)        19.2
Pretax return on capital employed, excluding
   finance subsidiaries %                        18.6(b)       15.8(b)       17.5      17.6      20.9         21.1(d)        20.0
Working capital                                $171.5         $87.2        $140.4    $299.9    $216.9       $161.9         $209.8
Total assets                                  2,897.7       2,734.2       1,944.0   1,703.0   1,544.0      1,295.8        1,182.1
Total debt                                      949.2       1,240.0         805.4     548.1     469.2        391.2          261.5
   % of capitalization                           40.7          54.5          48.0      39.8      38.3         37.8           27.4
Total debt, excluding finance subsidiaries      484.3         825.7         504.9     327.4     309.6        296.7          209.3
   % of capitalization                           25.9          44.4          36.6      28.3      29.0         31.5           23.2
Serial preferred stock                                          0.3           1.6       2.9       4.9          7.4            9.9
Employees (f)                                  33,100        30,200        24,800    19,800    21,700       20,500         17,900
------------------------------------------------------------------------------------------------------------------------------------


                                   fifty one.

                  IKON Office Solutions, Inc. and Subsidiaries


Board of Directors


James J. Forese /1,4/
President and Chief Executive Officer, IKON Office Solutions, Inc. He was elected a director in 1998. Mr. Forese also serves as a director of Unisource Worldwide, Inc., American Management Systems and National Utilities Investor's Corporation.

Richard A. Jalkut/1,2,3,4/
Non-executive Chairman of the Board of Directors of IKON Office Solutions, Inc. Mr. Jalkut is also President and Chief Executive Officer of PathNet and serves as a director of Marine Midland Bank and Home Wireless Networks. He was named a director in 1996.

Judith M. Bel/2,3,4/
Proprietor, The Men's Shop at the Broadmoor; Co-Proprietor, A Short Story Inc. and Managing Partner, Bell's Market Grill and Bell Retail Group. She is also a director of Hayden Hays Gallery, Southern Colorado Chapter of the Arthritis Foundation and a Trustee for El Pomar Foundation. Ms. Bell was elected in 1998.

James R. Birle/1,2,3,4/
Chairman, Resolute Partners, Inc. He is also director of Massachusetts Mutual Life Insurance Company, Drexel Industries, Inc., The Connecticut Health and Education Facilities Authority and Transparency International. Mr. Birle was elected to the Board in 1996.

Philip E. Cushing/2,3,4/
Group Chief Executive of Inchcape PLC. He is also a Non-executive Director of Bunzl PLC. Mr. Cushing was elected to the Board in 1997.

Kurt E. Dinkelacker/4/
Executive Vice President and Chief Financial Officer, IKON Office Solutions, Inc. He is a member of the Finance Committee of Crozer-Keystone Health System in Media, PA. Mr. Dinkelacker was elected to the Board in 1996.

Thomas P. Gerrity/1,2,3,4/
Dean and Professor, The Wharton School of the University of Pennsylvania. Dr. Gerrity was elected a director in 1998. He also serves as a director of CVS Corporation, Fannie Mae, Reliance Group Holdings, Inc., Sun Company, Inc. and Knight Ridder, Inc.

Frederick S. Hammer/2,3,4/
He has been a director since 1986. Mr. Hammer is also Co-Chairman, Inter-Atlantic Group and is Chairman, Annuity and Life Re (Holdings), Ltd. He also serves as a director of Medallion Financial Corp. and Tri-Arc Financial Services.

Barbara Barnes Hauptfuhrer/1,2,3,4/
She has been a director since 1988 and is Chairman of the Independent Directors. Ms. Hauptfuhrer is also a director of The Vanguard Group of Investment Companies and of each of the mutual funds in the Group, The Great Atlantic and Pacific Tea Co., Inc., Knight Ridder, Inc., Massachusetts Mutual Life Insurance Co. and Raytheon Company.


1 Executive
2 Audit
3 Human Resources Committee
4 Investment Committee

--------------------------------------------------------------------------------

Corporate Officers


James J. Forese
President and Chief Executive Officer

Kurt E. Dinkelacker
Executive Vice President and Chief Financial Officer

David M. Gadra
Senior Vice President and Chief Information Officer

Lynn B. Graham
Senior Vice President and President, Document Services

Peter W. Shoemaker
Senior Vice President and President, Business Services

Edward C. Groark
Vice President and President, Technology Services

David D. Mills
Vice President and President, IKON Europe

Michael J. Dillon
Vice President and Controller

Michael H. Dudek
Vice President, Finance

Beth B. Sexton
Vice President, Human Resources

Karin M. Kinney
Corporate Counsel and Secretary

J.F. Quinn
Treasurer


                                  fifty two.