Form 10-K, Exhibit 13
period 1999-09-30
IKON OFFICE SOLUTIONS INC
filed 1999-12-29
CIK 3370

Report of Ernst & Young LLP,
Independent Auditors

To the Board of Directors
and Shareholders, IKON Office
Solutions, Inc.

We have audited the accompanying consolidated balance sheets of IKON Office Solutions, Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IKON Office Solutions, Inc. and subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

[Ernst & Young LLP Signature]

Philadelphia, Pennsylvania
October 25, 1999, except for the first paragraph of note 10 and note 18, as to which the date is November 24, 1999 and the fourth paragraph of note 6, as to which the date is December 9, 1999.

IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

On June 19, 1996, we announced that we would split our two operating units into independent companies by spinning off Unisource, our paper products and supply systems distribution group, as a separate publicly owned company. We accomplished the transaction through a U.S. tax-free distribution of Unisource stock to our shareholders on December 31, 1996. As a result of the spin-off of Unisource, we accounted for Unisource as a discontinued operation in fiscal 1997. Our continuing operations consist of IKON, which provides products and services to meet business communications needs, including copiers and printers, color solutions, distributed printing, outsourcing services, imaging and legal outsourcing solutions, as well as network design and consulting, application development and technology training.

RESULTS OF OPERATIONS

Revenues and income before taxes from continuing operations for fiscal years ended September 30, 1999, 1998, and 1997 and the percentage changes for 1999 versus 1998 and 1998 versus 1997 were:

(in millions)                                    1999        1998      % Change      1998         1997      % Change
--------------------------------------------------------------------------------------------------------------------
Revenues                                         $ 5,522     $5,629      (1.9%)      $5,629       $5,128       9.8%
--------------------------------------------------------------------------------------------------------------------
Income before taxes:
   Operating income, excluding
   transformation costs and shareholder
   litigation settlement expense                 $ 251.7     $ 74.5     237.9%       $ 74.5       $387.5     (80.8%)
   Shareholder litigation settlement
   expense                                        (101.1)
   Transformation costs                                       (78.0)                  (78.0)      (126.9)
--------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                         150.6       (3.5)                   (3.5)       260.6
   Interest expense                                (71.2)     (70.7)                  (70.7)       (47.5)
--------------------------------------------------------------------------------------------------------------------
                                                   $79.4     $(74.2)      207.0%       $(74.2)     213.1    (134.8%)
--------------------------------------------------------------------------------------------------------------------

Fiscal 1999 Compared to Fiscal 1998
Our fiscal 1999 revenues decreased by $107 million, or 1.9%, compared to fiscal 1998. Excluding a $14 million asset securitization gain, overall revenue decreased by $121 million compared to fiscal 1998. The decrease in revenues was primarily due to efforts to improve productivity by eliminating unprofitable revenue streams and a reduction in the sales force. These actions were taken to build a solid foundation for growth. Net sales, which includes equipment revenue, decreased by $147 million or 4.9%, as a result of a reduction in the sales force of close to 1,000 representatives and de-emphasized market segments, such as wholesale. We are currently rebuilding our sales force in key growth areas, such as color, high-volume and outsourcing. Finance income increased by $29 million or 10.9% due to the growth in the lease portfolio and the asset securitization gain. Excluding the gain, finance income increased by $15 million, or 5.6%.

    Gross margins in fiscal 1999, excluding the securitization gain, were 37.4% of revenues compared to 36.9% in the prior year, excluding special charges. Gross margins were positively impacted by improved service margins, primarily generated from our IKON North America operating segment, and negatively by slightly lower equipment margins due to price pressure on analog equipment earlier in the fiscal year. Our operating income increased by $154.1 million compared to the prior year. Excluding transformation costs and special charges of $230.4 million in fiscal 1998 and the gain from the asset securitization and shareholder litigation settlement expense in fiscal 1999 of $86.8 million, operating income increased by $10.5 million to $237.4 million in fiscal 1999 compared to $226.9 million in fiscal 1998. The improvement is due primarily to improved gross margins and improved sales productivity.

    Selling and administrative expenses declined as a percentage of revenue from 34.6% in fiscal 1998 to 33.0% in fiscal 1999. Excluding special charges in fiscal 1998 and the asset securitization gain in fiscal 1999, selling and administrative expenses as

FINANCIAL REVIEW

a percentage of revenue remained relatively the same in fiscal 1999. During fiscal 1999, IKON, together with PricewaterhouseCoopers LLP, initiated a competitiveness and productivity project ("CaPP") which was designed to identify, through a thorough study of operations, additional cost saving opportunities for the Company. Several CaPP initiatives began in fiscal 1999 and will continue throughout the next few years. These programs include improvements in customer service, inventory, purchasing and distribution, centralization of marketing and human resources, and centralization of certain accounting functions into shared service centers.

    Interest expense was relatively consistent compared to fiscal 1998. Income before taxes increased by $153.6 million in fiscal 1999 compared to fiscal 1998. Tax expense for fiscal 1999 includes one-time tax benefits related to restructuring our European leasing operation and the shareholder litigation settlement. Excluding these one-time benefits, the effective tax rate would have been 46.5%. Diluted earnings per common share increased to $.23 per share in fiscal 1999 from a loss of $.76 per share in fiscal 1998. Excluding the after-tax gain on the asset securitization and the shareholder litigation settlement expense in fiscal 1999 and the transformation costs and special charges in fiscal 1998, diluted earnings per common share increased to $.62 in fiscal 1999 from $.40 in fiscal 1998.

    Diluted weighted average shares outstanding increased by 13.9 million in fiscal 1999 primarily as a result of the conversion of the Series BB preferred stock on October 1, 1998 to common stock (9.7 million weighted shares) and the full period impact of fiscal 1998 common shares issued for acquisitions, plus earnouts (3.4 million weighted shares).

REVIEW OF BUSINESS SEGMENTS

Our reportable segments are IKON North America and IKON Europe. The IKON North America segment provides copiers and printer systems, and other office equipment and services, as well as facilities management, throughout North America. This segment also includes our captive finance subsidiaries in North America. The IKON Europe segment provides customers with total office solutions, including copiers and printer systems, computer networking, print-on-demand services, facilities management, hardware and software product interfaces and electronic file conversion throughout Europe. This segment also includes our captive finance subsidiary in Europe. The other segment includes Document Services and Technology Services in North America. Document Services focuses on print-on-demand services and electronic file conversion. Technology Services provides design, planning, and support services for network platforms and IT integration projects and education and training.

IKON North America

Revenues from external customers and finance income in the IKON North America segment were $3.978 billion in fiscal 1999 versus $4.215 billion in fiscal 1998. This decrease of $237 million, or 5.6%, was due mainly to sales force reductions, a step we felt was necessary in order to improve productivity and build a more sophisticated customer-specific sales force that will lead our growth initiatives in the future. Revenues were also impacted by the accelerated transition from analog to digital, resulting in analog pricing pressure and lower service volumes in de-emphasized copier segments, as well as the de-emphasis of the segment's wholesale operations. Included in this segment are revenues from our Canadian operations and other international locations except Europe. Canadian revenues decreased by $37 million or 13.3% and other international revenues decreased by $4 million or 17.1%. Operating income was $360.2 million compared to $215.8 million in the prior year. This increase was due mainly to higher costs in 1998 due to nonrecurring charges and productivity improvements.

IKON Europe

Revenues, including finance income, from our IKON Europe segment were $530 million in fiscal 1999 versus $429 million in fiscal 1998. This increase of $101 million, or 23.5%, is due primarily to the effects of fiscal 1998 and 1999 acquisitions. In fiscal 1999, we completed 6 acquisitions in Europe. Operating income was $28.1 million compared to $31.7 million in the prior year. This decrease was due to reduced equipment margins due to pricing pressures from direct competitors and the conversion of certain operating rentals to leases at more competitive prices.

Other

Other revenues were $1.014 billion in 1999 versus $985 million in 1998. This increase of $29 million, or 2.9%, was mainly due to the impact of prior year acquisitions. Operating income was $10.2 million compared to a loss of $2.2 million in the prior year. This increase was due to a $20 million loss from an asset impairment of a technology services company involved in software development recorded in fiscal 1998 offset by underperformance in certain technology services and document services units in fiscal 1999.

There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1999 compared to fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997
Our fiscal 1998 revenues increased by $501 million, or 9.8%, compared to fiscal 1997. Net sales, which includes equipment revenue, increased by $171 million, or

                              IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES


6%. Equipment revenues were impacted by increasing price competition, although we continued to maintain our market share. As a result of the acceleration of the shift from black-and-white analog product to digital product, prices began falling for black and white analog products. Service and rental revenue increased by $262 million, or 12.5%. This increase resulted from increases in equipment service revenue, outsourcing and systems integration consulting. Finance income increased by $68 million, or 34.1% due to the growth in the lease portfolio. In fiscal 1998, we completed 34 acquisitions with trailing year revenues of $231 million. Of the 34 companies acquired in fiscal 1998, 10 were outsourcing and imaging companies, 11 were technology services companies and 13 were traditional copier companies.

    Our operating income decreased by $264.1 million compared to the prior year. Excluding transformation costs, operating income decreased by $313 million to $74.5 million in fiscal 1998 compared to $387.5 million in the prior year. We completed an in-depth review of our operations during August 1998 and determined that it was necessary and appropriate to take charges to earnings totaling $110 million on a pretax basis. These adjustments related to the following four areas: (1) Increases to accounting estimates for lease default reserves of $28 million and accounts receivable reserves of $20 million. The increase in lease default reserves was a result of recent trends in customer defaults, especially in the print-for-pay customer segment of the business. The increase in the accounts receivable reserve related primarily to certain business units which were experiencing billing and collection issues relating to systems conversion and consolidation of operating locations, (2) A $20 million loss from an asset impairment in a technology services company involved in software development,
(3) $35 million of adjustments related to the breakdown in the execution of internal controls at four operating units, and (4) $7 million of adjustments at other operating units. In addition, operating income included $40.4 million of charges relating to the closing of underperforming branches, executive severance packages, and the settlement of lawsuits. Gross margins in fiscal 1998 were 36.3% of revenues, compared to 38.8% in the prior year. Gross margins were lower due to increased price competition in the high-end black and white and new digital products, increased lease default provisions and because the lower margin outsourcing and technology services businesses were a larger part of the revenue mix. Selling and administrative expense as a percent of revenue was 34.6% in fiscal 1998 compared to 31.3% in fiscal 1997. The percentage increase was due to fiscal 1998 revenues that were below planned amounts without corresponding reductions in selling and administrative costs, and the $40.4 million of charges referred to above.

    Costs associated with our transformation program decreased by $49 million in fiscal 1998 compared to fiscal 1997. Severance and other employee costs, including temporary labor, decreased by $7 million. Facility consolidation costs, including lease buyouts and write-off of leasehold improvements, increased by $1 million. Technology conversion costs decreased by $32 million, primarily resulting from the fiscal 1997 write-off of costs associated with the SAP computer platform that was abandoned ($30 million). Also, there were no significant costs incurred in fiscal 1998 with the adoption of the IKON name. Such costs were $11 million in fiscal 1997.

    Interest expense increased by $23.2 million in fiscal 1998 due to higher debt levels from investment in fixed assets, acquisitions and the share repurchase program which began in the third quarter of fiscal 1997. Income before taxes decreased by $287.3 million in fiscal 1998 compared to fiscal 1997, as a result of the unusual charges, decreasing gross margins and increasing selling and administrative expenses and interest expense, offset by lower transformation expenses in fiscal 1998. Tax expense for fiscal 1998 was $8.9 million on loss before taxes of $74.2 million, as a result of the impact of non-tax-deductible items (primarily goodwill amortization and loss from asset impairment) combined with a loss before income taxes.

    Earnings per common share from continuing operations, assuming dilution, decreased from $.77 per share in fiscal 1997 to a loss of $.76 per share in fiscal 1998. Excluding transformation costs, earnings per common share from continuing operations, assuming dilution, decreased from $1.38 per share in fiscal 1997 to a loss of $.38 per share in fiscal 1998. Including earnings per share from discontinued operations and the extraordinary loss on the extinguishment of debt, earnings per share, assuming dilution, were $.83 per share in fiscal 1997. There was no significant change in the weighted average shares, assuming dilution, in fiscal 1998 compared to fiscal 1997.

REVIEW OF BUSINESS SEGMENTS

IKON North America
Revenues from external customers and finance income in the IKON North America segment were $4.215 billion in fiscal 1998 versus $4.095 billion in fiscal 1997. This increase of $120 million, or 2.9%, was due mainly to acquisitions. Included in this segment are revenues from our Canadian operations and other international locations except Europe. Canadian revenues increased $10 million and other international revenue increased $11 million. Operating income was

FINANCIAL REVIEW


$215.8 million compared to $425.7 million in the prior year. This decrease was primarily due to a portion of the special charges to earnings in fiscal 1998 and the impact of increased price competition in black-and-white and new analog products.

IKON Europe
Revenues, including finance income, from our IKON Europe segment were $429 million in fiscal 1998 versus $376 million in fiscal 1997. This increase of $53 million, or 14.1% is due primarily to the effects of acquisitions. Operating income was $31.7 million compared to $29.2 million in the prior year, also due to the positive effect of acquisitions.

Other
Other revenues were $985 million in 1998 versus $658 million in 1997. This increase of $327 million, or 49.7% was mainly due to acquisitions. Operating loss was $2.2 million compared to operating income of $48.3 million in the prior year. This decrease was due to a $20 million loss from an asset impairment in a technology services company involved in software development and underperformance in the technology services companies.

There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1998 compared to fiscal 1997.

DISCONTINUED OPERATIONS

We spun off Unisource, a paper products and supply systems distributor, at the end of the first quarter of fiscal 1997. Unisource's first quarter fiscal 1997 revenues, income before taxes and net income were $1.7 billion, $34.7 million and $20.2 million, respectively.

IMPACT OF YEAR 2000

State of Readiness. The Year 2000 issue arises from computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded technology (non-IT systems) may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The potential for a problem exists with all computer hardware and software, as well as in products with embedded technology: copiers and fax machines; security and HVAC systems; voice/telephony systems; elevators, etc.

    We have a Year 2000 Corporate Compliance Team, which has prepared an international compliance program for us and is responsible for coordinating and inspecting compliance activities in all business units. The compliance program requires all business units and locations in every country to inventory potentially affected systems and products, assess risk, take any required corrective actions, test and certify compliance. Our Year 2000 Testing and Certification Guidelines delineate the Year 2000 compliance process, testing and quality assurance guidelines, certification and reporting processes and contingency planning. An independent consulting company has reviewed the compliance program.

    Our Year 2000 compliance program has five phases: (1) inventory of internal IT and non-IT systems; (2) risk assessment of the Year 2000 compliance issues associated with such internal IT and non-IT systems; (3) remediation of non-compliant systems; (4) testing and validation of remediated systems; and (5) implementation of remediated systems throughout the Company. The progress to date of each of these phases is as follows: (1) internal IT and non-IT systems have been inventoried; (2) appropriate risk assessments have been completed; (3) remediation of critical systems has been substantially completed; (4) testing and validation of critical systems has been substantially completed; and (5) Year 2000 compliant versions have been substantially implemented in field operations. Our intention is to ensure that all business critical internal systems not deemed obsolete be remediated to be Year 2000 compliant prior to any anticipated material impact.

    Product warranties and certifications are being sought from vendors and suppliers. We have obtained "Year 2000 Statements" from critical national equipment vendors including Canon, Ricoh and Oce.

    Costs. We have used both internal and external resources to reprogram or replace, test and implement our IT and non-IT systems for Year 2000 modifications. We do not separately track the internal costs incurred on the Year 2000 project. Such costs are principally payroll and related costs for our internal IT personnel. The total cost of the Year 2000 project, excluding these internal costs, is approximately $7.7 million, which is being funded through operating cash flows. Of the total estimated project cost, approximately $2.8 million is attributable to the purchase of new software and hardware and will be capitalized. Through October 31, 1999, we have incurred approximately $6.7 million ($4.6 million expensed and $2.1 million capitalized), related to our Year 2000 project. Remaining amounts are to be incurred early in the first quarter of fiscal 2000.

                              IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES

    Risks. We believe, based on the information currently available to us, that the most reasonably likely, worst case scenario that could be caused by technology failures relating to the Year 2000 could pose a significant threat not only to us, our customers and suppliers, but to all businesses. Risks include, but are not limited to:

    o Legal risks, including customer, supplier, employee or shareholder lawsuits over failure to deliver contracted services, product failure, or health and safety issues.

    o Loss of sales due to failure to meet customer quality expectations or inability to ship products.

    o Increased operational costs due to manual processing, data corruption or disaster recovery.

    o   Inability to bill or invoice.

    We have taken steps to limit the scope of product and service warranties to customers to either the replacement of noncompliant products or to reimbursement of the cost of the product or service provided. With respect to products sold by us prior to the inclusion of such limited warranties, differing interpretations of the warranties included with such products will likely result in litigation against us. We are not able to assess the impact of such potential litigation at this time.

    We are engaged in the provision of certain Year 2000 services to customers, whereby we evaluate the Year 2000 compliance of customers' software and hardware, and work with customers to find solutions to Year 2000 problems. We have taken steps to limit our warranties with respect to our provision of such services.

    The cost of the project and the date on which we believe we will complete the Year 2000 modifications are based on our best estimates, which were derived using numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and other uncertainties.

    Contingency Plans. Our Guidelines require that contingency plans be developed and validated in the event that any critical system cannot be corrected and certified before the system's failure date. Contingency plans are currently being developed and completed.

FINANCIAL CONDITION AND LIQUIDITY

Net cash provided by operating activities for fiscal 1999 was $452 million. During the same period, we used $299 million of cash for investing activities, which included net finance subsidiary use of $154 million, acquisition activity at a cash cost of $30 million, capital expenditures for property and equipment of $103 million and net expenditures for equipment on operating leases of $31 million. Cash used in financing activities includes substantially no change in corporate debt, and resulted in a net $97 million decrease in finance subsidiaries' debt.

    Debt, excluding finance subsidiaries, was $859 million at September 30, 1999, an increase of $3 million from the debt balance at September 30, 1998 of $856 million. The debt to capital ratio, excluding finance subsidiaries, was 37.0% compared to 37.5% at September 30, 1998. Excluding the impact of loans to our finance subsidiaries, our debt was reduced by $165 million at September 30, 1999 compared to September 30, 1998. At the end of fiscal 1999, our commitments for capital expenditures were approximately $6.6 million, most of which are expected to be expended during fiscal 2000 and relate to IT initiatives.

    As of September 30, 1999, we had $35 million of short-term borrowings and a $25 million letter of credit supported by our $600 million credit agreement. We also have a shelf registration statement in place for $700 million of either stock or debt offerings.

    Finance subsidiaries' debt decreased by $97 million from September 30, 1998. During fiscal 1999, the U.S. finance subsidiary repaid $606.9 million of its medium term notes and $100 million of bank debt and no new medium term notes were issued. At September 30, 1999, $1.2 billion of medium term notes were outstanding with a weighted average interest rate of 6.5%, while $1.1 billion can be issued under the shelf registration statement for this program. In December 1998, the U.S. finance subsidiary entered into a new asset securitization agreement under which it received cash of $250 million. Under its previously existing $275 million asset securitization programs and the securitization closed in December 1998, the U.S. finance subsidiary sold an additional $152.1 million in direct financing leases during fiscal 1999, replacing those leases liquidated. CN$98.1 million ($65.3 million) of additional leases were sold under Canadian asset securitization agreements during fiscal 1999, replacing leases liquidated. The balance of Canadian securitized receivables at September 30, 1999 is CN$181 million ($123 million).

    On May 19, 1999, IKON Receivables, LLC (an affiliate of the U.S. finance subsidiary) publicly issued approximately $752 million of lease-backed notes (the "Notes") under a $1.825 billion shelf registration statement. Class A-1 Notes totaling $305 million have a stated interest rate of 5.11%, Class A-2 Notes totaling $62 million have a stated interest rate of 5.60%, Class A-3 Notes

FINANCIAL REVIEW

FINANCIAL CONDITION AND LIQUIDITY
(CONTINUED)

totaling $304 million have a stated interest rate of 5.99% and Class A-4 Notes totaling $81 million have a stated interest rate of 6.23%. The Notes are secured by a pool of leases and related assets and the payments made on the Notes are funded from customer payments on the leases.

    Our finance subsidiary received approximately $749 million in net proceeds from the sale of the Notes and used $250 million of that amount to repurchase leases previously sold in connection with the asset securitization transaction completed in December 1998. As a result of the repurchase, the $250 million securitization commitment remains available. On October 7, 1999, IKON Receivables LLC issued an additional $700 million of lease-backed notes under the shelf registration statement. Class A-1 Notes totaling $236 million have a stated interest rate of 6.14%, Class A-2 Notes totaling $51 million have a stated interest rate of 6.31%, Class A-3a Notes totaling $100 million have a stated interest rate of 6.59%, Class A-3b Notes totaling $241 million have a variable rate of libor plus 0.36% (which we have fixed at 6.58% through an interest rate swap) and Class A-4 Notes totaling $72 million have a stated interest rate of 6.88%. Our U.S. finance subsidiary received approximately $697 million in net proceeds from the sale of the Notes and used $275 million of that amount to repurchase previously sold leases.

    The Company filed a shelf registration for 10 million shares of common stock in April 1997. Shares to be issued under the registration statement are for use in acquisition transactions. Approximately 3.5 million shares have been issued under this shelf registration through September 30, 1999, leaving 6.5 million shares available for issuance.

    On April 17, 1997, we announced that we may repurchase from time to time as much as five percent of the outstanding IKON common stock in open market transactions. Through fiscal 1998, we repurchased 4.6 million common shares for $113 million under this program. There were no purchases under this program in 1999.

    On November 24, 1999, subject to formal approval by the court, we reached a settlement with the plaintiffs in the series of purported class action complaints which were filed in the United States District Court for the Eastern District of Pennsylvania on behalf of our shareholders, and with the plaintiff in a companion derivative lawsuit. The plaintiffs alleged that during the period from January 24, 1996 to August 13, 1998, IKON and certain current and former principal officers and employee directors publicly disseminated false and misleading statements concerning our revenue, profitability and financial condition in violation of the federal securities law. Under the settlement, we will pay $111 million. The court has preliminarily approved the settlement. We anticipate that a final settlement agreement will be submitted to the court and that the court will hold a hearing on the approval of the settlement agreement in February or March, 2000. We believe that the settlement also resolves a purported class action claim pending in federal court in Utah. The Utah action contains one claim purporting to be a class claim brought under the Employee Retirement Income Security Act of 1974 ("ERISA"). The plaintiffs seek to represent a class of persons who participated in our Retirement Savings Plan after January 1, 1994. The class allegations in the Utah action largely mirror the allegations made in the complaints filed in the Eastern District of Pennsylvania.

    We have recorded a charge of $101.1 million in fiscal 1999 related to the settlement, which consists of the $111 million settlement plus $10.1 million of legal fees offset by $20 million of insurance proceeds. This does not include a $20 million insurance claim which we are pursuing against another insurance carrier. Reflecting payment of a portion of the legal fees, the balance sheet at September 30, 1999, includes $117.7 million in accrued shareholder litigation settlement and $16.6 million of insurance proceeds receivable which is included in prepaid expenses and other current assets.

    In the fourth quarter of fiscal 1999 service and rental revenue was negatively impacted by the underperformance of certain Document Services and Technology Services units. In the first quarter of fiscal 2000, the Company approved a restructuring charge of approximately $102 million. This charge is comprised of $14 million severance, $52 million in asset write downs (net of sale proceeds), and $36 million facility and other core contract cancellation expenses. The cash impact of the charge is expected to be a net outflow of $41 million. These actions will cause a reduction of our headcount of approximately 1,500 positions over the next 12 months. This charge is to consolidate or dispose of certain underperforming and non-core Technology Services, Business Document Services and Business Information Services locations and implement productivity enhancements through consolidation/centralization of activities in inventory management, purchasing, financial/accounting and other administrative functions and consolidate or eliminate unproductive real estate facilities. These efforts are aimed at improving our performance and efficiency.

    We believe that our operating cash flow together with unused bank credit facilities and other financing arrangements will be sufficient to finance current operating requirements including capital expenditures, acquisitions, dividends, productivity initiatives and stock repurchases.

MARKET RISK

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. We have no cash flow exposure due to interest rate changes for long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes, including acquisitions, capital expenditures and working capital needs. Finance subsidiaries' long-term debt is used to fund the lease receivables portfolio. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates using September 30, 1999 variable rates. The carrying amounts for cash, accounts receivable, long-term receivables and notes payable reported in the consolidated balance sheets approximate fair value.

The table below presents principal amounts and related average interest rates by year of maturity for the Company's long-term debt obligations as of September 30, 1999:

(in thousands)                                                       2000       2001       2002      2003       2004   Thereafter
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt
   Fixed rate                                                    $ 95,262   $ 58,511   $  9,141   $ 4,375   $126,029     $475,460
   Average interest rate                                              6.2%       9.0%       9.7%     10.2%       6.8%         6.9%
   Variable rate                                                            $ 45,298
   Average interest rate                                                         5.1%
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, finance subsidiaries
   Fixed rate                                                    $749,033   $717,691   $238,243   $73,242
   Average interest rate                                              6.2%       6.5%       6.3%      6.7%
   Variable rate                                                  225,000
   Average interest rate                                              5.7%
----------------------------------------------------------------------------------------------------------------------------------
Interest rate derivative financial
   instruments related to debt
   Interest rate swaps:
   Pay fixed/receive variable                                    $225,000   $ 45,298
   Average pay rate                                                   5.8%       7.7%
   Average receive rate                                               5.7%       5.1%
----------------------------------------------------------------------------------------------------------------------------------

    Foreign Exchange Risk. The Company does not have significant foreign exchange risk. Foreign denominated intercompany debt borrowed in one currency and repaid in another is fixed via currency swap agreements. Gains and losses resulting from the remeasurement of foreign financial statements into U.S. dollars did not have a significant effect on the results of operations for fiscal years 1999, 1998 or 1997.


EURO CONVERSION
On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Our operating subsidiaries affected by the euro conversion have established plans to address the systems and business issues raised by the euro currency conversion. We anticipate the euro conversion will not have a material adverse impact on our financial condition or results of operations.

Consolidated Statements Of Operations

Fiscal Year Ended September 30
------------------------------------------------------------------------------------------
(in thousands, except per share data)                       1999        1998         1997
------------------------------------------------------------------------------------------
Revenues
Net sales                                             $2,864,798  $3,012,006   $2,841,561
Service and rentals                                    2,360,274   2,348,863    2,087,198
Finance income                                           297,072     267,794      199,674
------------------------------------------------------------------------------------------
                                                       5,522,144   5,628,663    5,128,433
------------------------------------------------------------------------------------------
Costs and Expenses
Cost of goods sold                                     1,947,566   2,038,682    1,828,883
Service and rental costs                               1,373,097   1,418,463    1,210,107
Finance interest expense                                 126,676     129,148       98,664
Selling and administrative                             1,823,083   1,947,856    1,603,305
Shareholder litigation settlement                        101,106
Loss from asset impairment                                            20,000
Transformation costs                                                  78,033      126,908
------------------------------------------------------------------------------------------
                                                       5,371,528   5,632,182    4,867,867
------------------------------------------------------------------------------------------
Operating Income (Loss)                                  150,616      (3,519)     260,566
Interest Expense                                          71,225      70,668       47,453
------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations Before
 Taxes and Extraordinary Loss                             79,391     (74,187)     213,113
Income Taxes                                              45,555       8,863       90,751
------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
 Before Extraordinary Loss                                33,836     (83,050)     122,362
Discontinued Operations                                                            20,151
------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Loss                   33,836     (83,050)     142,513
Extraordinary Loss from Early Extinguishment
 of Debt, net of tax benefit                                                      (12,156)
------------------------------------------------------------------------------------------
Net Income (Loss)                                         33,836     (83,050)     130,357

Less Preferred Dividends                                              19,540       19,540
------------------------------------------------------------------------------------------
Net Income (Loss) Available to Common Shareholders    $   33,836  $ (102,590)  $  110,817
------------------------------------------------------------------------------------------

Earnings (Loss) Per Share
Continuing operations                                 $      .23  $     (.76)  $      .77
Discontinued operations                                                               .15
Extraordinary loss                                                                   (.09)
------------------------------------------------------------------------------------------
                                                      $      .23  $     (.76)  $      .83
------------------------------------------------------------------------------------------
Diluted Earnings (Loss) Per Share
Continuing operations                                 $      .23  $     (.76)  $      .77
Discontinued operations                                                               .15
Extraordinary loss                                                                   (.09)
------------------------------------------------------------------------------------------
                                                      $      .23  $     (.76)  $      .83
------------------------------------------------------------------------------------------

Cash Dividends Per Share of Common Stock              $      .16  $      .16   $      .26

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

September 30
------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                                    1999         1998
------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash                                                                                $    3,386   $      963
Restricted cash                                                                         29,625
Accounts receivable, less allowances of: 1999-$43,543; 1998-$63,591                    725,308      793,934
Finance receivables, net                                                               887,396      827,363
Inventories                                                                            338,947      431,837
Prepaid expenses and other current assets                                              111,386       97,534
Deferred taxes                                                                         137,853      112,609
------------------------------------------------------------------------------------------------------------
Total current assets                                                                 2,233,901    2,264,240
------------------------------------------------------------------------------------------------------------

Investments and Long-Term Receivables                                                   24,313       25,109

Long-Term Finance Receivables, net                                                   1,677,230    1,565,674

Equipment on Operating Leases, net of accumulated
   amortization of: 1999-$157,750; 1998-$158,315                                        87,496      110,891

Property and Equipment, net                                                            259,815      260,106

Goodwill, net                                                                        1,385,295    1,387,390

Other Assets                                                                           133,263      149,400
------------------------------------------------------------------------------------------------------------
                                                                                    $5,801,313   $5,762,810
------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt                                                   $   95,262   $   56,358
Current portion of long-term debt, finance subsidiaries                                974,033      726,159
Notes payable                                                                           44,968       87,180
Trade accounts payable                                                                 169,763      245,520
Accrued salaries, wages and commissions                                                128,501      115,101
Deferred revenues                                                                      205,654      211,824
Other accrued expenses                                                                 311,758      326,725
Accrued shareholder litigation settlement                                              117,652
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                            2,047,591    1,768,867
------------------------------------------------------------------------------------------------------------

Long-Term Debt                                                                         718,814      712,384

Long-Term Debt, Finance Subsidiaries                                                 1,029,176    1,374,478

Deferred Taxes                                                                         375,007      325,488

Other Long-Term Liabilities                                                            170,185      154,305

Shareholders' Equity
Series BB conversion preferred stock, no par value:
   1998-3,877,200 depositary shares issued and outstanding                                          290,170
Common stock, no par value: authorized 300,000,000 shares;
   issued 1999-149,271,000 shares; 1998-137,139,000 shares                           1,008,392      689,195
Unearned compensation                                                                   (5,513)
Retained earnings                                                                      464,150      455,089
Accumulated other comprehensive income                                                  (4,922)      (3,511)
Cost of common shares in treasury: 1999-53,000 shares;
   1998-124,000 shares                                                                  (1,567)      (3,655)
------------------------------------------------------------------------------------------------------------
                                                                                     1,460,540    1,427,288
------------------------------------------------------------------------------------------------------------
                                                                                    $5,801,313   $5,762,810
------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Fiscal Year Ended September 30                                                    1999                 1998                   1997
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                             Shares    Amounts      Shares    Amounts    Shares    Amounts
-----------------------------------------------------------------------------------------------------------------------------------
Series BB Conversion Preferred Stock
Balance, beginning of year                                          3,877   $  290,170     3,877   $290,170     3,877   $  290,170
Preferred Stock Conversion                                         (3,877)    (290,170)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                       3,877   $290,170     3,877   $  290,170
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock
Balance, beginning of year                                        137,139   $  689,195   135,705   $677,681   131,930   $1,305,413
Series BB Preferred Stock Conversion                                9,682      290,170
Mergers, acquisitions and other                                     1,970       21,526     1,434      9,648     3,775      145,265
Stock awards                                                          480        7,603
Unisource spin-off                                                                                                        (779,770)
Tax (charge) benefit relating to stock plans                                      (102)               1,866                  6,773
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                              149,271   $1,008,392   137,139   $689,195   135,705   $  677,681
-----------------------------------------------------------------------------------------------------------------------------------

Unearned Compensation
Balance, beginning of year                                                  $      --
Stock awards                                                                    (7,603)
Amortization                                                                     1,503
Awards cancelled                                                                   587
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                        $   (5,513)
-----------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Balance, beginning of year                                                  $  455,089             $575,874             $  703,584
Net income (loss)                                                               33,836              (83,050)               130,357
Cash dividends declared: Series BB preferred stock, per share:
   1998 and 1997-$5.04                                                                              (19,540)               (19,540)
   Common stock, per share: 1999-$.16;
   1998-$.16; 1997-$.26                                                        (23,689)             (21,600)               (34,640)
Unisource spin-off                                                                                                        (210,071)
Issuance of treasury shares and other                                           (1,086)               3,405                  6,184
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                        $  464,150             $455,089             $  575,874
-----------------------------------------------------------------------------------------------------------------------------------

Accumulated Other Comprehensive
   Income (Loss)
Balance, beginning of year                                                  $   (3,511)            $ (1,956)            $  (27,000)
Unisource spin-off                                                                                                          29,118

Translation adjustment                                                          (1,280)              (1,264)                (4,659)
Minimum pension liability adjustment, net of tax                                  (131)                (291)                   585
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                               (1,411)              (1,555)                (4,074)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                        $   (4,922)            $ (3,511)            $   (1,956)
-----------------------------------------------------------------------------------------------------------------------------------

Cost of Common Shares in Treasury
Balance, beginning of year                                            124   $   (3,655)    2,401   $(60,121)      374   $  (16,663)
Purchases                                                               8         (168)      178     (4,013)    4,486     (112,192)
Reissued for:
   Exercise of options                                                (41)       1,301      (377)     9,346       (50)       1,471
   Sales to employee stock plans                                      (18)         491      (485)    11,802      (501)      16,438
   Mergers, acquisitions and other                                    (20)         464    (1,593)    39,331    (1,908)      50,825
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                   53   $   (1,567)      124   $ (3,655)    2,401   $  (60,121)
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income (Loss)
Net income (loss)                                                           $   33,836             $(83,050)            $  130,357
Other comprehensive income (loss) per above                                     (1,411)              (1,555)                (4,074)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            $   32,425             $(84,605)            $  126,283
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year Ended September 30
-----------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                        1999          1998          1997
-----------------------------------------------------------------------------------------------------------------------
Operating Activities
 Income (loss) from continuing operations                                      $    33,836   $   (83,050)  $   122,362
 Additions (deductions) to reconcile income (loss)
   from continuing operations to net cash provided
   by operating activities of continuing operations:
     Depreciation                                                                  134,638       140,101       108,037
     Amortization                                                                   62,226        62,424        48,555
     Provisions for losses on accounts receivable                                   31,765        47,052        25,724
     Provision for deferred income taxes                                            24,971         9,500        92,063
     Gain on asset securitization                                                  (26,856)       (5,064)       (2,602)
     Write-off of abandoned software and other assets                                              5,987        25,342
     Loss from asset impairment                                                                   20,000
     Shareholder litigation settlement                                             101,106
     Changes in operating assets and liabilities, net
      of effects from acquisitions
      and divestitures:
        Decrease (increase) in accounts receivable                                  43,235       (43,741)     (202,790)
        Decrease (increase) in inventories                                          94,230        20,926       (70,189)
        Decrease (increase) in prepaid expenses                                     26,414         2,333       (19,097)
    (Decrease) increase in accounts payable, deferred
     revenues and accrued expenses                                                 (77,073)       85,531        37,125
     Miscellaneous                                                                   3,099         7,304         8,986
-----------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities of
        continuing operations                                                      451,591       269,303       173,516
       Net cash provided by operating activities of
        discontinued operations                                                                                 24,176
-----------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                   451,591       269,303       197,692

Investing Activities
 Cost of companies acquired, net of cash acquired                                  (30,065)      (82,642)     (155,907)
 Expenditures for property and equipment                                          (103,462)     (119,680)     (118,015)
 Expenditures for equipment on operating rental, net                               (30,809)      (72,878)      (66,016)
 Proceeds from sale of property and equipment                                       19,347        18,907        26,773
 Purchase of miscellaneous assets                                                                 (1,000)      (10,678)
 Finance receivables-additions                                                  (1,327,366)   (1,509,900)   (1,459,102)
 Finance receivables-collections                                                   955,970       871,555       651,025
 Proceeds from sale of finance subsidiaries' lease
  receivables                                                                      467,394       229,359       103,401
 Repurchase of finance subsidiary's lease receivables                             (250,000)
-----------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities of
        continuing operations                                                     (298,991)     (666,279)   (1,028,519)
       Net cash used in investing activities of
        discontinued operations                                                                                (38,058)
-----------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                      (298,991)     (666,279)   (1,066,577)

Financing Activities
 Proceeds from:
 Issuance of long-term debt                                                         67,105       265,345        35,605
 Option exercises and sale of treasury shares                                        5,117        19,911        43,807
 Issuance (repayment) of short-term borrowings, net                                (42,212)     (175,895)       75,388
 Long-term debt repayments                                                         (24,321)      (42,704)     (328,702)
 Finance subsidiaries' debt-issuance                                               753,146       888,185       932,728
 Finance subsidiaries' debt-repayments                                            (852,885)     (533,091)     (314,000)
 Dividends paid                                                                    (23,689)      (41,140)      (54,180)
 Deposit to restricted cash                                                        (29,625)
 Purchase of treasury shares                                                        (2,813)       (4,013)     (112,192)
 Proceeds from discontinued operations                                                                         551,834
-----------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by financing activities of
        continuing operations                                                     (150,177)      376,598       830,288
       Net cash provided by financing activities
        of discontinued operations                                                                              13,882
-----------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by financing activities                        (150,177)      376,598       844,170
-----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                      2,423       (20,378)      (24,715)
Cash at beginning of year                                                              963        21,341        46,056
-----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                            $     3,386   $       963   $    21,341
-----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IKON Office Solutions, Inc. (IKON or the Company) is a leading office technology company, providing customers with products and services to meet business communication needs, including copiers and printers, color solutions, distributed printing, outsourcing services, imaging and legal outsourcing solutions, as well as network design and consulting, application development and technology training. References herein to "we", "us" or "our" refer to IKON and its subsidiaries unless the context specifically requires otherwise. We have locations throughout the United States, Canada, Mexico and in Europe. Our name was changed from Alco Standard Corporation (Alco) to IKON Office Solutions, Inc. effective January 23, 1997.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. The spin-off of Unisource Worldwide, Inc. (Unisource), our paper products and supply systems distribution business, was completed on December 31, 1996, as discussed in Note
5. All of the following notes, unless otherwise stated, reflect data on a continuing operations basis.

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

Goodwill

Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over periods ranging from 25 to 40 years using the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, we will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Accumulated amortization at September 30, 1999 and 1998 was $186,000,000 and $143,000,000, respectively.

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

Accounting Changes

On October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 established rules for the reporting and presentation of comprehensive income and its components. SFAS 130 requires foreign currency translation adjustments, equity adjustments related to pension liabilities and mark to market adjustments on retained interests in securitized lease receivables to be included in other comprehensive income. Equity accounts as of September 30, 1998 and 1997 have been reclassified to conform to the requirements of SFAS 130. The adoption of SFAS 130 did not impact our net income or total shareholders' equity. The accumulated translation adjustment and minimum pension liability adjustment included in accumulated other comprehensive income were $(3,272,000) and $(1,650,000), respectively, at September 30, 1999 and $(1,992,000) and
$(1,519,000), respectively, at September 30, 1998.

    During fiscal 1999, we adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for reporting operating segments and disclosures about products and services, geographic areas and major customers. See Note 16, "Segment Reporting," for further information.

    During fiscal 1999, we also adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which established new disclosures for defined benefit pension plans. See Note 15 for the required disclosures.

Pending Accounting Changes

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. It will require us to recognize all derivatives as either assets or liabilities and measure the instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We intend to adopt the standard on October 1, 2000. We do not believe the effect of adoption will be material.

Interest Rate and Currency Swap Agreements
We use interest rate and currency swap agreements for purposes other than trading and they are treated as off-balance-sheet items. We use interest rate swap agreements to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. The interest rate swap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accounted for on the accrual method of accounting. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued expenses. Currency swap agreements are used to manage exposure relating to certain intercompany debt denominated in a foreign currency. Currency swap agreements are designated as hedges of firm commitments to pay interest and principal on debt, which would otherwise expose us to foreign currency risk. Currency translation gains and losses on the principal swapped are offset by corresponding translation gains and losses on the related foreign denominated assets. Gains and losses on terminations of interest rate and currency swap agreements are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of extinguishment.

Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation. The impact of these changes is not material and did not affect net income.

2. LOSS ON ASSET IMPAIRMENT

In October 1996, we purchased a software development company that we believed to be a strategic fit with our system integration companies. In fiscal 1998, this company experienced operating losses and negative cash flows from operations. During the third quarter of fiscal 1998, we evaluated projections that indicated this trend was expected to continue. We concluded that the carrying amounts of the goodwill and other long-lived assets were not recoverable and, in accordance with our accounting policy, recorded an impairment loss of $20,000,000. This company was shut down in fiscal 1999.

3. TRANSFORMATION COSTS

In September 1995, we announced a transformation program to change our organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the IKON companies. We substantially completed the transformation program as of September 30, 1998. The transformation involved a variety of activities, including consolidating purchasing, inventory control, logistics and other activities into thirteen customer service centers in the U.S., establishing a single financial processing center, building a common information technology system, adopting a common name and common benefit programs. Transformation costs for fiscal 1998 and 1997 of $78,033,000 and $126,908,000, respectively, relate principally to severance and other employee-related costs, including temporary labor ($47,159,000 and $53,866,000, respectively), facility consolidation costs, including lease buyouts and write-offs of leasehold improvements ($25,233,000 and $24,738,000, respectively), technology conversion costs, including the write-off of costs

Notes To Consolidated Financial Statements

related to the abandoned SAP computer pilot program in fiscal 1997 ($5,641,000 and $37,297,000, respectively) and costs incurred to adopt the IKON name ($11,007,000 in fiscal 1997). Cash of $11,768,000 was expended during fiscal 1999 reducing the severance and lease buyout accruals to $3,325,000 and $4,993,000, respectively, at September 30, 1999.

4. ACQUISITIONS

We made 6 acquisitions in fiscal 1999 for an aggregate purchase price of $19,332,000 in cash. Total assets related to fiscal 1999 acquisitions were $32,425,000, including goodwill of $23,017,000. In addition, $22,454,000 was paid and capitalized in fiscal 1999 relating to prior years' acquisitions.

    In fiscal 1998, we made 34 acquisitions for an aggregate purchase price of $99,408,000 in cash and stock. Total assets related to these acquisitions were $157,595,000, including goodwill of $94,769,000. An additional $29,829,000 was paid and capitalized in fiscal 1998 relating to prior years' acquisitions.

    In fiscal 1997, we made 89 acquisitions for an aggregate purchase price of $317,864,000 in cash and stock. Total assets related to these acquisitions were $438,954,000, including goodwill of $277,209,000. An additional $9,608,000 was paid and capitalized in fiscal 1997 relating to prior years' acquisitions.

    All acquisitions, unless otherwise noted, are included in results of operations from their dates of acquisition.

    Had the acquisitions been made at the beginning of the fiscal year prior to their acquisition, unaudited pro forma results from continuing operations would have been:

Fiscal Year Ended September 30
(in thousands except per share data)
(unaudited)                                   1999        1998         1997
---------------------------------------------------------------------------
Revenues                                $5,526,176  $5,774,203   $5,561,592
Income (loss) from
   continuing operations                    33,917     (82,542)     131,545
Earnings (loss) per share
   from continuing operations:
   Basic                                       .23        (.75)         .81
   Diluted                                     .23        (.75)         .80

5. DISCONTINUED OPERATIONS

On June 19, 1996, we announced that we would separate Unisource, our paper products and supply systems distribution business from IKON, the office solutions business, with each business operating as a stand-alone, publicly traded company. In order to effect the separation of these businesses, we declared a dividend payable to holders of record of Alco common stock at the close of business on December 13, 1996 (the Record Date) of one share of common stock, $.001 par value, of Unisource common stock, for every two shares of Alco stock owned on the Record Date. The distribution resulted in 100% of the outstanding shares of Unisource common stock being distributed to Alco shareholders on December 31, 1996. The Internal Revenue Service issued a ruling letter which provided that, except for any cash received in lieu of fractional shares, the spin-off of Unisource was tax-free to Alco and to Alco's U.S. shareholders.

    In conjunction with the separation of the businesses, Unisource and IKON entered into various agreements that address the allocation of assets and liabilities between them and define their relationship after the separation, including a Distribution Agreement (Distribution Agreement), a Benefits Agreement (Benefits Agreement) and a Tax Sharing and Indemnification Agreement (Tax Sharing Agreement). The Distribution Agreement provides for, among other things, the principal transactions required to effect the Distribution, the conditions to the Distribution, the allocation between IKON and Unisource of certain assets and liabilities and cooperation by IKON and Unisource in the provision of information and certain facilities necessary to perform the administrative functions incident to our respective businesses. The Distribution Agreement includes cross-indemnification provisions pursuant to which Unisource and IKON indemnify each other for damages that may arise out of a breach of our respective obligations under the agreement. Under the Benefits Agreement, Unisource's obligation to provide benefits includes all obligations with respect to Unisource employees under pension plans, savings plans and multiemployer plans, welfare plans (retiree medical plans), supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Unisource employees and includes liabilities that arose while the individuals were employed by Alco. The Benefits Agreement requires us to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under Alco's 1985, 1991 and 1994 deferred compensation plans.

    Unisource assumed certain Alco pension plans covering Unisource employees, and assets and liabilities attributable to Unisource employees under Alco's participating companies pension plan and Alco's 401(k) plan were transferred to new Unisource pension and 401(k) plans, respectively. Under the Tax Sharing Agreement, Unisource will bear its respective share of (i) our federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability, and (iii) our consolidated personal property tax liability for all tax periods that end before or that include the Distribution Date. Unisource is responsible for paying any tax liabilities arising for any tax return that it files separately. If any tax year ending before or including the Distribution Date is subsequently examined by the IRS, and an adjustment results from such examination, then Unisource's share of our additional federal consolidated income tax liability (or benefit for that tax year) will be computed and agreed to by the parties. The Tax Sharing Agreement generally provides that in the event either we or Unisource take any action inconsistent with, or fail to take any action required by, or in accordance with the qualification of the Distribution as tax-free, then we or Unisource, as the case may be, will be liable for and indemnify and hold the other harmless from any tax liability resulting from such action.

    We accounted for Unisource as a discontinued operation in fiscal 1997. Unisource was charged corporate interest expense of $7,203,000 in the first quarter of fiscal 1997, based on the relationship of its net assets to total Company net assets, excluding corporate debt.

    The results of discontinued operations for the three months ended December 31, 1996 were:

(in thousands)
-----------------------------------------------------------------
Revenues                                               $1,728,533
-----------------------------------------------------------------
Income before taxes                                        34,743
Tax expense                                                14,592
-----------------------------------------------------------------
Net income                                             $   20,151
-----------------------------------------------------------------

    In December 1996, Unisource repaid $553,500,000 of intercompany debt outstanding with us and the Unisource common stock was distributed to Alco shareholders. Our equity was reduced by $960,723,000, which was the equity of Unisource at December 31, 1996, adjusted for post-closing tax and pension adjustments.

6. FINANCE RECEIVABLES

Our wholly owned finance subsidiaries are engaged in purchasing office equipment from our marketplaces and leasing the equipment to customers under direct financing leases.

Components of finance receivables, net, are as follows:

September 30 (in thousands)           1999         1998
-----------------------------------------------------------
Gross receivables                  $2,788,336   $2,688,736
Unearned income                      (496,096)    (496,735)
Unguaranteed residuals                347,170      284,543
Allowance for doubtful accounts       (74,784)     (83,507)
-----------------------------------------------------------
Lease receivables                   2,564,626    2,393,037
Less: Current portion                 887,396      827,363
-----------------------------------------------------------
Long-term lease receivables        $1,677,230   $1,565,674
===========================================================

Provision for uncollectible lease receivables was $62,790,000, $94,768,000, and $56,231,000 in fiscal 1999, 1998 and 1997 respectively.

At September 30, 1999, contractual maturities of direct financing leases were:
2000-$1,001,200,000; 2001- $821,453,000; 2002-$566,631,000; 2003-$298,759,000;
2004-$99,442,000; thereafter-$851,000; while future minimum lease payments to be received under operating leases were: 2000-$40,274,000; 2001-$29,436,000;
2002-$18,321,000; 2003-$8,422,000; 2004-$2,546,000; thereafter-none.

    In December 1998, our U.S. finance subsidiary entered into an asset securitization transaction whereby it sold $366,600,000 in direct financing lease receivables for $250,000,000 in cash and a retained interest in the remainder. The agreement was for an initial three-year term with certain renewal provisions and was structured as a revolving asset securitization so that as collections reduced previously sold interests in the pool of leases, additional leases could be sold up to $250,000,000. The terms of the agreement provided that we would continue to service the lease portfolio for the securitization provider. On May 25, 1999, the Company's U.S. finance subsidiary repurchased the leases sold in this transaction with the proceeds from the lease-backed notes described in Note 8.

    On December 9, 1999, our U.S. finance subsidiary transferred an additional $311,381,604 in financing lease receivables for $247,600,000 in cash in connection with this revolving asset securitization. Our U.S. finance subsidiary also had asset securitization agreements for $275,000,000 of eligible direct financing lease receivables at September 30, 1999. On October 7, 1999 these leases were repurchased with a portion of proceeds received from the issuance of lease-backed notes as described in Note 8. Our Canadian finance subsidiary has an asset securitization agreement for up to CN$175,000,000 of eligible direct financing lease receivables that expires in April 2000. The obligations thereunder are secured by a pool of office equipment leases or contracts and

Notes To Consolidated Financial Statements

related assets. In September 1999, our Canadian finance subsidiary entered into an additional asset securitization agreement for up to CN$200,000,000 of eligible direct financing lease receivables that expires in June 2006. The obligations thereunder are secured by a pool of office equipment leases or contracts and related assets. Under the terms of the agreements, there are limited recourse provisions to cover potential losses to the purchaser. As collections reduce previously sold interests, new leases can be sold up to the agreement amount. In fiscal year 1999, the U.S. finance subsidiary sold an additional $152,098,000 in leases, replacing leases liquidated during the year and the Canadian finance subsidiary sold an additional $65,296,000 in leases, under the agreements. We recognized a pretax gain of $14,333,000 during the first quarter of fiscal 1999 on the December 1998 agreement and additional gains on the revolving portion of all agreements and the September 1999 Canadian agreement of $12,523,000, for total gains of $26,856,000 for the year ended September 30, 1999.

    The changes in the finance subsidiaries' servicing liabilities relating to the asset securitization agreements for the fiscal years ended September 30, 1999 and 1998, are as follows:

(in thousands)           1999       1998
------------------------------------------
Beginning of period     $10,365   $ 8,248
Additions                 3,841     5,870
Less: Amortization       (4,600)   (3,753)
------------------------------------------
                        $ 9,606   $10,365
==========================================

7. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of:

September 30 (in thousands)                     1999        1998
------------------------------------------------------------------
Land                                           $  6,395   $  6,718
Buildings and leasehold
   improvements                                   92,546    94,706
Production equipment                              52,289    63,944
Furniture, office equipment and
   capitalized software                          384,074   334,178
------------------------------------------------------------------
                                                 535,304   499,546
Less: accumulated depreciation                   275,489   239,440
------------------------------------------------------------------
                                                $259,815  $260,106
==================================================================

8. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consisted of:

September 30 (in thousands)                         1999      1998
------------------------------------------------------------------
Notes payable to banks at
   average interest rate:
   1999-5.6%; 1998-6.1%                         $ 42,427  $ 82,298
Other notes payable at
   average interest rate:
   1999-8.3%; 1998-6.5%                            2,541     4,882
------------------------------------------------------------------
                                                $ 44,968  $ 87,180
===================================================================

Long-term debt, excluding finance subsidiaries' debt, consisted of:

September 30 (in thousands)                               1999        1998
-----------------------------------------------------------------------------
Bond issue at stated interest rate of
   6.75%, net of discount (1999-$4,351;
   1998-$4,411), due 2025,
   effective interest rate of 6.87%                   $  295,649  $  295,589
Bond issue at stated interest rate of
   6.75%, net of discount (1999-$234;
   1998 - $271), due 2004,
   effective interest rate of 6.794%                     124,766     124,729
Bond issue at stated interest rate of
   7.3%, net of discount (1999-$652;
   1998-$659), due 2027,
   effective interest rate of 7.344%                     124,348     124,341
Bond issue at interest rate of
   8.875% due 2001                                        43,819      43,819
Private placement debt at average
   interest rate of 7.2%, due 2005                        55,000      55,000
Bank debt at average interest rate
   of 7.7%, due 2000                                      45,298      45,121
Sundry notes, bonds and mortgages
   at average interest rate: 1999--5.9%;
   1998-7.2% due 2000-2005                               104,427      53,611
Present value of capital lease obligations
   (gross amount: 1999-$24,925;
   1998-$28,401)                                          20,769      26,532
-----------------------------------------------------------------------------
                                                         814,076     768,742
Less current maturities                                   95,262      56,358
-----------------------------------------------------------------------------
                                                      $  718,814  $  712,384
=============================================================================

     After giving effect to interest rate swaps, the average effective interest rate on our long-term bank debt was 7.7% at both September 30, 1999 and September 30, 1998, compared to average stated variable rates of 5.1% and 4.8% at September 30, 1999 and September 30, 1998, respectively.

Long-term debt, finance subsidiaries consisted of:

September 30 (in thousands)                               1999        1998
-----------------------------------------------------------------------------
Medium term notes at
   average interest rate
   of 6.5%                                            $1,242,850  $1,849,750
Lease-backed notes at
   average interest rate
   of 5.7%                                               622,948
Notes payable to banks at
   average interest rate:
   1999-7.1%; 1998 -6.9%                                 137,411     250,887
-----------------------------------------------------------------------------
                                                       2,003,209   2,100,637
Less current maturities                                  974,033     726,159
-----------------------------------------------------------------------------
                                                      $1,029,176  $1,374,478
=============================================================================

    After giving effect to interest rate swaps on finance subsidiaries' debt, the average effective interest rate on $225,000,000 of our medium term notes was 5.8% and 6.2% at September 30, 1999 and 1998, respectively, compared to an average variable rate of 5.7% and 5.4% at September 30, 1999 and 1998, respectively.

Long-term debt and long-term debt, finance subsidiaries mature as follows:

                                                    Long-Term Debt,
                                                        Finance
(in thousands)               Long-Term Debt           Subsidiaries
--------------------------------------------------------------------
(fiscal year)
2000                              $ 95,262            $974,033
2001                               103,809             717,691
2002                                 9,141             238,243
2003                                 4,375              73,242
2004                               126,029
2005-2027                          475,460
--------------------------------------------------------------------

    Maturities of lease-backed notes are based on contractual maturities of the leases.

    On December 2, 1996, Unisource borrowed under its new credit facility to repay $553,500,000 of intercompany debt with us. We prepaid debt in the amount of $514,000,000 from these funds. Early repayment of this debt resulted in certain prepayment penalties. Total prepayment penalties of $18,701,000 and related tax benefits of $6,545,000 are reflected as an extraordinary loss on early extinguishment of debt on the Statement of Operations for fiscal 1997.

    On January 16, 1998, our credit agreement with several banks was amended to increase the amount available from $400,000,000 to $600,000,000 and to extend the termination to January 16, 2003. There were no other significant changes to the terms of the agreement. The agreement includes a facility fee that could range from 6.25 to 10.0 basis points per annum on the commitment, based upon our current long-term debt rating (8.5 basis points per annum at September 30, 1999). The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates. At September 30, 1999, we had short-term borrowings supported by the credit agreement totaling $35,000,000 and a $25,000,000 letter of credit supported by the agreement, leaving $540,000,000 unused and available.

    Our wholly owned U.S. finance subsidiary may offer notes to the public from time to time under its medium term notes program. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of the finance subsidiary, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. At September 30, 1999, $1,123,250,000 is available for issuance under this program.

    On May 19, 1999, IKON Receivables, LLC (an affiliate of the U.S. finance subsidiary) publicly issued $751,642,000 of lease-backed notes (the "Notes") under a $1,825,000,000 shelf registration statement. Class A-1 Notes totaling $304,474,000 have a stated interest rate of 5.11%, Class A-2 Notes totaling $61,579,000 have a stated interest rate of 5.60%, Class A-3 Notes totaling $304,127,000 have a stated interest rate of 5.99% and Class A-4 Notes totaling $81,462,000 have a stated interest rate of 6.23%. The Notes are secured by a pool of office equipment leases or contracts and related assets (the "Asset Pool") and the payments on the Notes are made from payments on the leases. Our U.S. finance subsidiary received approximately $749,000,000 in net proceeds from the sale of the Notes and used $250,000,000 of that amount to repurchase previously sold leases. The repurchased leases were contributed as part of the Asset Pool. Restricted cash on the balance sheet represents cash that has been collected on the lease receivables in the Asset Pool, which must be used to repay the Notes.

    On October 7, 1999, IKON Receivables, LLC publicly issued $699,595,000 of lease-backed notes (the "Notes") under the $1,825,000,000 shelf registration statement. Class A-1 Notes totaling $235,326,000 have a stated interest rate of 6.14%, Class A-2 Notes totaling $51,100,000 have a stated interest rate of 6.31%, Class A-3a Notes totaling $100,000,000 have a stated interest rate of 6.59%, Class A-3b Notes totaling $240,891,000 have a variable rate (of Libor plus 0.36% (which we have fixed at 6.58% through an interest rate swap)) and Class A-4 Notes totaling $72,278,000 have a stated interest rate of 6.88%. Our U.S. finance subsidiary received approximately $697,000,000 in net proceeds from the sale of the Notes and used $275,000,000 of that amount to repurchase previously sold leases, which were contributed as part of the Asset Pool. The Notes are secured by a pool of office equipment leases or contracts and related assets and the payments on the Notes are made from payments on the leases. Future maturities of the Notes are $252,700,000, $193,944,770, $143,174,200,
$88,815,390, and $20,960,620 in fiscal 2000, 2001, 2002, 2003, and 2004, respectively.

    We are in compliance with all covenants, including financial, for all loan agreements. Capital lease obligations and mortgages are secured by property and equipment that had a net book value of $18,788,000 at September 30, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Interest paid, including finance subsidiaries and corporate interest allocated to discontinued operations, approximated $208,000,000, $186,000,000 and $151,000,000 for fiscal years 1999, 1998 and 1997, respectively.

9. LEASES

Equipment acquired under capital leases is included in property and equipment in the amount of $51,307,000 in 1999 and $45,416,000 in 1998 and the related amounts of accumulated amortization are $32,519,000 in 1999 and $19,966,000 in 1998. Related obligations are in long-term debt and related amortization is included in depreciation.

    At September 30, 1999, future minimum lease payments under noncancelable operating leases with initial or remaining terms of more than one year were:
2000-$96,948,000; 2001-$85,597,000; 2002-$58,608,000; 2003-$36,157,000;
2004-$24,934,000; thereafter-$44,130,000.

    Total rental expense was $97,423,000 in 1999, $85,646,000 in 1998 and
$81,608,000 in 1997.

10. CONTINGENCIES

On November 24, 1999 subject to formal approval by the court, we reached a settlement with the plaintiffs in the series of purported class action complaints which were filed in the United States District Court for the Eastern District of Pennsylvania on behalf of our shareholders, and with the plaintiff in a companion derivative lawsuit. The plaintiffs alleged that during the period from January 24, 1996 to August 13, 1998, IKON and certain current and former principal officers and employee directors publicly disseminated false and misleading statements concerning our revenue, profitability and financial condition in violation of the federal securities law. Under the settlement, we will pay $111,000,000. The court has preliminarily approved the settlement. We anticipate that a final settlement agreement will be submitted to the court and that the court will hold a hearing on the approval of the settlement agreement in February or March, 2000. We believe that the settlement also resolves a purported class action claim pending in federal court in Utah. The Utah action contains one claim purporting to be a class claim brought under the Employee Retirement Income Security Act of 1974 ("ERISA"). The plaintiffs seek to represent a class of persons who participated in our Retirement Savings Plan after January 1, 1994. The class allegations in the Utah action largely mirror the allegations made in the complaints filed in the Eastern District of Pennsylvania.

    There are other contingent liabilities for taxes, guarantees, other lawsuits, environmental remediation claims relating to discontinued operations and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these other contingencies will materially affect us.

11. SHAREHOLDERS' EQUITY
At September 30, 1998, we had outstanding 3,877,200 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock with a cumulative annual dividend of $5.04 per depositary share. On October 1, 1998, each of the outstanding depositary shares automatically converted into 2.4972 shares of common stock per depositary share resulting in the issuance of 9,682,143 common shares. The common stock account increased by $290,170,000 to reflect the conversion. There was no change to total shareholders' equity.

    We have in place a Rights Agreement (Rights Plan) which expires on June 18, 2007, and provides for an exercise price of $204.00 per preferred stock purchase right (individually, a "Right," and collectively, the "Rights"). A Right entitles holders thereof to buy 1/100th of a share of our Series 12 Preferred Stock (the "Preferred Shares").

    The Rights Plan further provides that the Rights will be exercisable and will trade separately from shares of our common stock only if a person or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the shares of our common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the shares of our common stock (a "Flip-in Event"). Only when one or more of these events occur will shareholders receive certificates for the Rights.

    If any person actually acquires 15% or more of the shares of common stock, other than through a tender or exchange offer for all shares of common stock that provides a fair price and other terms for such shares, or if a 15%-or-more shareholder engages in certain "self-dealing" transactions or engages in a merger or other business combination in which we survive and shares of our common stock remain outstanding, the other shareholders will be able to exercise the Rights and buy shares of our common stock having twice the value of the exercise price of the Rights. The Rights Plan allows shareholders, upon action by a majority of the Continuing Directors (Continuing Directors are, in general, directors who were members of the Board of Directors prior to a Flip-in Event), to exercise their Rights for 50% of the shares of common stock otherwise purchasable upon surrender to us of the Rights so exercised and without other payment of exercise price.

    The Board of Directors can redeem the Rights for $.01 per Right and to provide that the Rights may only be redeemed by majority vote of the Continuing Directors.

    The Rights, in general, may be redeemed at any time prior to the tenth day following public announcement that a person has acquired a 15% ownership position in shares of our common stock.

12. INCOME TAXES

Provision for income taxes:

Fiscal Year Ended September 30 (in thousands)                     1999                      1998                    1997
---------------------------------------------------------------------------------------------------------------------------------
                                                          Current      Deferred     Current     Deferred     Current    Deferred
---------------------------------------------------------------------------------------------------------------------------------
Federal                                                   $12,175     $ 27,569     $(5,034)     $  781      $(2,983)    $78,770
Foreign                                                     4,446       (2,056)      2,857       1,350        2,032       4,940
State                                                       3,963        (542)       1,540       7,369         (361)      8,353
---------------------------------------------------------------------------------------------------------------------------------
Income Taxes                                              $20,584     $ 24,971     $  (637)     $9,500      $(1,312)    $92,063
---------------------------------------------------------------------------------------------------------------------------------

The components of deferred income tax assets and liabilities, including finance
subsidiaries, were as follows:

September 30 (in thousands)                                                      1999      1998
---------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and lease
    income recognition                                                       $495,997  $492,616
   Other, net                                                                  25,989    18,617
---------------------------------------------------------------------------------------------------
   Total deferred tax liabilities                                             521,986   511,233
Deferred tax assets:
   Accrued liabilities                                                        228,212   174,533
   Net operating loss carryforwards                                            62,273   138,475
   Tax credit carryforwards                                                    57,972    45,462
---------------------------------------------------------------------------------------------------
   Total deferred tax assets                                                  348,457   358,470
   Valuation allowance                                                         63,625    60,116
---------------------------------------------------------------------------------------------------
   Net deferred tax assets                                                    284,832   298,354
---------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                 $237,154  $212,879
---------------------------------------------------------------------------------------------------

    Net operating loss carryforwards consist primarily of state carryforwards of $510,000,000 principally expiring in years 2000 through 2019 and federal carryforwards of $47,000,000 expiring in 2019. Valuation allowances have been established against state carryforwards and other tax credit carry forwards. Pre-tax income (loss) from domestic and foreign operations was $75,500,000 and $3,891,000, respectively in fiscal 1999, $(75,383,000) and $1,196,000, respectively, in fiscal 1998 and $195,803,000 and $17,310,000, respectively in fiscal 1997.

    A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense is as follows:

Fiscal Year Ended September 30
(in thousands)                                     1999       1998      1997
-----------------------------------------------------------------------------
Tax at statutory rate                           $27,787   $(25,965)  $74,590
State income taxes, net of
   U.S. federal tax benefit                       2,035      8,371     8,098
Goodwill                                         14,555     14,601    10,656
Loss from asset impairment
   and acquisition
   related charges                                          10,807
Foreign including credits                        (1,395)    (1,725)   (1,279)
Other                                             2,573      2,774    (1,314)
-----------------------------------------------------------------------------
                                                $45,555   $  8,863   $90,751
-----------------------------------------------------------------------------

    Net income tax payments (refunds) for all operations, including discontinued, amounted to $7,855,000 in 1999, $(4,051,000) in 1998, and
$(22,081,000) in 1997.

    Undistributed earnings of the Company's foreign subsidiaries were approximately $50,000,000 at September 30, 1999. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

September 30 (in thousands)                                1999       1998       1997
-------------------------------------------------------------------------------------
Numerator:
   Income (loss) from
    continuing operations                              $ 33,836  $ (83,050)  $122,362
   Preferred stock dividends                                        19,540     19,540
-------------------------------------------------------------------------------------
   Numerator for continuing
    operations basic earnings
    per share--income (loss)
    available to common
    shareholders                                         33,836   (102,590)   102,822

Effect of dilutive securities:
   Convertible loan notes                                                         329
-------------------------------------------------------------------------------------
Numerator for continuing
   operations diluted
   earnings per share--
   income (loss) available
   to common shareholders
   after assumed conversions                           $ 33,836  $(102,590)  $103,151
-------------------------------------------------------------------------------------

Denominator:
   Denominator for basic
   earnings per share-
   weighted average shares                              148,673    135,145    133,261

Effect of dilutive securities:
   Employee stock options                                   140                 1,112
   Contingently issuable shares                             190
   Convertible loan notes                                                         273
-------------------------------------------------------------------------------------
Dilutive potential common
   shares                                                   330                 1,385
-------------------------------------------------------------------------------------
Denominator for diluted
   earnings per share-
   adjusted weighted average
   shares and assumed
   conversions                                          149,003    135,145    134,646
-------------------------------------------------------------------------------------
Basic earnings (loss)
  per share from
  continuing operations                                $   0.23  $   (0.76)  $   0.77
-------------------------------------------------------------------------------------
Diluted earnings (loss)
  per share from
  continuing operations                                $   0.23  $   (0.76)  $   0.77
-------------------------------------------------------------------------------------

    For additional disclosures regarding the preferred stock and employee stock options, see Notes 11 and 14.

    Options to purchase 5,687,226, 5,972,215 and 2,757,105 shares of common stock were outstanding during fiscal 1999, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the effect would be antidilutive.

    Our Series BB conversion preferred stock was excluded from the dilutive calculations in fiscal years 1998 and 1997 because the effect of adding 9,682,143 shares and deleting the preferred dividends to reflect assumed conversions would be antidilutive.

14. STOCK OPTIONS

Employee stock options are granted at or above the market price at dates of grant which does not require us to recognize any compensation expense. These options expire in ten years and generally vest over five years. The proceeds of options exercised are credited to shareholders' equity. As permitted by SFAS 123, we continue to account for stock options in accordance with APB 25. A plan for our non-employee directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

Changes in common shares under option were:

                                        Weighted
                           Shares     Average Price
---------------------------------------------------
September 30, 1996        5,283,640          $27.45
Unisource Spin-off
   Adjustment               952,043           23.53
Granted                   1,395,757           38.96
Exercised                  (894,601)          16.85
Cancelled
   Unisource Spin-off      (943,103)          32.34
   Other                   (219,045)          26.39
---------------------------------------------------
September 30, 1997        5,574,691           26.53
Granted                     983,614           27.66
Exercised                  (377,374)          15.49
Cancelled                  (248,768)          31.76
---------------------------------------------------
September 30, 1998        5,932,163           27.18
Granted                   3,337,833           14.65
Exercised                   (79,534)          11.73
Cancelled                (2,489,489)          25.93
---------------------------------------------------
September 30, 1999        6,700,973          $21.59
---------------------------------------------------
Available for Grant       1,095,691
---------------------------------------------------

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

    The following is provided to comply with the disclosure requirements of SFAS 123. If we had elected to recognize compensation costs based on the fair value at the date of grant, consistent with the provisions of SFAS 123, our net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts :

Fiscal year ended September 30
(in thousands, except
per share data)                                      1999      1998       1997
------------------------------------------------------------------------------
Income (loss) from
   continuing operations
   before extraordinary loss                      $30,811  $(90,653)  $117,615
Income from discontinued
   operations                                                           19,871
Income (loss) before
   extraordinary loss                              30,811   (90,653)   137,486
Basic and diluted earnings (loss) per share
  Continuing operations                           $   .21  $   (.82)  $    .73
  Discontinued operations                                                  .15
  Extraordinary loss                                                      (.09)
------------------------------------------------------------------------------
Net Income (Loss)                                 $   .21  $   (.82)  $    .79
------------------------------------------------------------------------------

    The pro forma effect on net income may not be representative of the pro forma effect on net income of future years because the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to October 1, 1995.

    The weighted-average fair values at date of grant for options granted during fiscal years 1999, 1998 and 1997 were $9.80,$13.66 and $15.49, respectively, and were estimated using the Black-Scholes option-pricing model. The following assumptions were applied for periods before the Unisource spin-off and subsequent to the Unisource spin-off, fiscal 1998 and 1999, respectively:
(i) expected dividend yields of 1.4%, .6%, .7% and 1.2% (ii) expected volatility rates of 29.1%, 31.8%, 46.5% and 47.7%, and (iii) expected lives of 5.4 years,
5.7 years (subsequent to spin-off, fiscal 1998 and fiscal 1999). The risk-free interest rates applied for fiscal 1999, 1998 and 1997 were 4.5%, 5.7% and 6.4%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about stock options outstanding at September 30, 1999:

                                   Options Outstanding                       Options Exercisable
                                   ----------------------------------------------------------------------
                       Number      Weighted-Average     Weighted-Average   Number         Weighted-Average
       Range of   Outstanding      Remaining            Exercise           Exercisable    Exercise
Exercise Prices    at 9/30/99      Contractual Life     Price              at 9/30/99     Price
$ 7.50-$12.50      1,008,247        9.1 years               $10.07         227,245          $11.97
 12.56- 17.13      2,854,691        8.3                      15.57         500,386           14.16
 18.14- 33.47      1,566,027        7.3                      26.97         777,043           26.12
 34.28- 56.42      1,272,008        6.5                      37.60         680,718           37.33



15. PENSION AND STOCK PURCHASE PLANS

We sponsor defined benefit pension plans for the majority of our employees. The benefits generally are based on years of service and compensation. We fund at least the minimum amount required by government regulations. The cost of these plans, together with contributions to defined contribution pension plans ($0 in 1999, $108,000 in 1998 and $861,000 in 1997) charged to continuing operations amounted to $26,080,000 for 1999, $18,202,000 for 1998 and $17,623,000 for 1997.

    The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30
(in thousands)                                  1999       1998       1997
------------------------------------------------------------------------------
Components of Net
   Periodic Benefit Cost
Service cost                                $ 29,185   $ 21,977   $ 19,208
Interest cost on projected
   benefit obligation                         21,741     19,710     18,373
Expected return on assets                    (25,134)   (22,312)   (19,928)
Amortization of net
   obligation (asset)                         (1,248)    (1,248)    (1,248)
Amortization of prior
   service cost                                1,493      1,381      1,217
Recognized net actuarial
   (gain) loss                                   (52)    (1,414)      (860)
------------------------------------------------------------------------------
Net periodic pension cost                     25,985     18,094     16,762
Cost of shutdown benefits                         95
------------------------------------------------------------------------------
Total pension cost                          $ 26,080   $ 18,094   $ 16,762
------------------------------------------------------------------------------

Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:
                                                1999       1998       1997
------------------------------------------------------------------------------
Weighted average
   discount rates                               7.5%       7.0%      7.75%
Rates of increase
   in compensation levels                       6.0%       5.5%      6.25%
Expected long-term
   rate of return on assets                    10.0%      10.0%      10.0%

The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans were:

September 30 (in thousands)                   1999       1998
----------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year     $312,275   $260,369
Service cost                                  29,185     21,977
Interest cost                                 21,741     19,710
Amendments                                     1,044      3,459
Actuarial (gain) loss                         (5,492)    21,749
Benefits paid                                (15,561)   (15,575)
Change due to curtailment,
   settlement or special
   termination benefits                           95
Translation adjustment                          (246)       586
----------------------------------------------------------------
Benefit obligation at end of year           $343,041   $312,275
----------------------------------------------------------------

Change in Plan Assets
Fair value of plan assets at
   beginning of year                        $285,859   $258,027
Actual return on plan assets                  37,995     31,004
Employer contribution                          2,470     13,668
Expenses                                      (2,300)    (1,701)
Benefits paid                                (15,561)   (15,575)
Translation adjustment                          (300)       436
----------------------------------------------------------------
Fair value of plan assets
   at end of year                           $308,163   $285,859
----------------------------------------------------------------

Funded Status                               $(34,878)  $(26,416)
Unrecognized net actuarial
   (gain) loss                               (47,111)   (26,817)
Unrecognized net obligation                   (4,997)    (6,245)
Unrecognized prior service cost               14,620     14,783
Adjustment to recognize
   minimum pension liability                  (1,650)    (1,519)
----------------------------------------------------------------
Net amount recognized                       $(74,016)  $(46,214)
----------------------------------------------------------------

Amounts recognized on
   the balance sheets
Accrued benefit obligation                  $(72,366)  $(44,695)
Accumulated other
   comprehensive income                       (1,650)    (1,519)
----------------------------------------------------------------
Net amount recognized                       $(74,016)  $(46,214)
----------------------------------------------------------------

    The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $337,586,000, and $301,012,000 at September 30, 1999 and $293,628,000, and
$262,846,000 at September 30, 1998. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $34,053,000 and $18,936,000 at September 30, 1999 and $11,955,000 and $0 at September 30, 1998.

    Under the Benefits Agreement with Unisource, we assumed certain benefit obligations and related assets for retirees and terminated vested employees of Unisource which totaled approximately $105,000,000.

    Substantially all of the pension plan assets at September 30, 1999, are invested in listed stocks, including our common stock having a fair value of $13,176,000.

    The majority of our employees were eligible to participate in our Retirement Savings Plan (RSP). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in six different investment funds. We contribute an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. All our contributions are invested in our common shares. Employees vest in a percentage of our contribution after two years of service, with full vesting at the completion of five years of service. There was a similar plan for eligible management employees, which was terminated in fiscal 1999. The cost of the plans charged to continuing operations amounted to $31,205,000 in 1999, $35,949,000 in 1998 and $31,026,000 in 1997.

    We have a Long-Term Incentive Compensation Plan (LTIP) pursuant to which key management employees have been granted performance-based cash awards, which are earned upon achieving predetermined performance objectives during three-year intervals, and time-based restricted stock awards, which are earned upon the fulfillment of vesting requirements. The value of these performance-based awards is charged to expense over the related plan period. In fiscal 1999, 1998 and 1997, cash awards totaling $1,012,500, $7,445,500 and $4,819,500, respectively, were granted to LTIP participants and in fiscal 1999 stock awards of $7,603,000 were granted, of which $1,503,000 were amortized, $587,000 were cancelled and $5,513,000 are included in unearned compensation at September 30, 1999. In connection with these plans, the Company expensed $1,503,000 in fiscal 1999, $0 in fiscal 1998 and $3,111,000 in fiscal 1997.

16. SEGMENT REPORTING

In fiscal 1999, we adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be reported in interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and whose results are regularly reviewed by the enterprise's chief operating decision maker to decide how to allocate resources to the segment and assess its performance. Under SFAS No. 131, the Company's reportable segments are IKON North America and IKON Europe.

    The IKON North America operating segment provides copiers, printers, and other office equipment and services, as well as facilities management, throughout North America. This segment also includes the Company's captive finance subsidiaries in North America.

    The IKON Europe operating segment provides customers with total office solutions, including copiers and printer systems, computer networking, print-on-demand services, facilities, hardware and software product interfaces and electronic file conversion throughout Europe. This segment also includes the Company's captive finance subsidiary in Europe.

    Other includes Document Services and Technology Services in North America. Document Services focuses on print-on-demand services and electronic file conversion. Technology Services provides design, planning and support services for network platforms and IT integration projects and education and training.

    The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents segment information for the years ended September 30, 1999, 1998 and 1997:

                                                                 IKON           IKON
(in millions)                                                 North America     Europe  Other      Total
-----------------------------------------------------------------------------------------------------------
Year Ended September 30, 1999
Revenues from external customers                              $3,701.8        $508.9     $1,014.3   $5,225.0
Finance income                                                   276.5          20.6                   297.1
Intersegment revenues                                             16.0                        2.4       18.4
Finance interest expense                                         117.4          9.3                    126.7
Depreciation expense                                              90.3          9.9          25.3      125.5
Segment operating income                                         360.2         28.1          10.2      398.5
Segment assets                                                 4,287.4        703.9         576.6    5,567.9
Expenditures for fixed assets                                    111.4          9.7          27.4      148.5

Year Ended September 30, 1998
Revenues from external customers                               3,964.8        411.2         984.9    5,360.9
Finance income                                                   250.4         17.4                    267.8
Intersegment revenues                                             18.4                        8.4       26.8
Finance interest expense                                         120.5          8.6                    129.1
Depreciation expense                                              95.2          8.8          30.5      134.5
Segment operating income (loss)                                  215.8         31.7          (2.2)     245.3
Segment assets                                                 4,223.7        643.3         606.1    5,473.1
Expenditures for fixed assets                                    153.4         14.6          34.7      202.7

Year Ended September 30, 1997
Revenues from external customers                               3,906.1        364.8        657.8     4,928.7
Finance income                                                   188.8         10.9                    199.7
Intersegment revenues                                              0.1                                   0.1
Finance interest expense                                          93.7          5.0                     98.7
Depreciation expense                                              79.6          9.7         15.5       104.8
Segment operating income                                         425.7         29.2         48.3       503.2
Segment assets                                                 3,985.0        495.6        566.7     5,047.3
Expenditures for fixed assets                                    127.8         11.2         20.9       159.9

    Operating income comprises revenue less related costs and expenses. Headquarters expense consists primarily of unallocated general corporate expenses and amortization expense consists of goodwill and other intangible amortization related to acquisitions. Reconciliation of segment revenue, operating income and assets to consolidated revenue, income (loss) before income taxes and assets, respectively, for the years ended September 30, 1999, 1998 and 1997 is as follows (in millions):

For the year ended September 30,                                                      1999       1998           1997
------------------------------------------------------------------------------------------------------------------------------
Revenues
Total external revenues for
 reportable segments                                                               $4,210.7   $4,376.0       $4,270.9
Finance income                                                                        297.1      267.8          199.7
Other revenues                                                                      1,014.3      984.9          657.8
Intersegment revenues for
 reportable segments                                                                   16.0       18.4            0.1
Other intersegment revenues                                                             2.4        8.4
Elimination of intersegment
 revenues                                                                             (18.4)     (26.8)          (0.1)
------------------------------------------------------------------------------------------------------------------------------
Total consolidated revenues                                                        $5,522.1   $5,628.7       $5,128.4
------------------------------------------------------------------------------------------------------------------------------
Operating Income
Total operating income for
 reportable segments                                                               $  388.3   $  247.5       $  454.9
Other operating income (loss)                                                          10.2       (2.2)          48.3
Unallocated amounts:
 Headquarters expense                                                                 (84.6)    (108.4)         (67.1)
 Amortization expense                                                                 (62.2)     (62.4)         (48.6)
 Litigation settlement expense                                                       (101.1)
 Transformation expense                                                                          (78.0)        (126.9)
 Interest expense                                                                     (71.2)     (70.7)         (47.5)
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                                                                     $   79.4   $  (74.2)      $  213.1
------------------------------------------------------------------------------------------------------------------------------
Assets
Total assets for
 reportable segments                                                               $4,991.3   $4,867.0       $4,480.6
Other assets                                                                          576.6      606.1          566.7
Headquarters assets                                                                   233.4      289.7          276.6
------------------------------------------------------------------------------------------------------------------------------
Total consolidated assets                                                          $5,801.3   $5,762.8       $5,323.9
------------------------------------------------------------------------------------------------------------------------------

Other Significant Items:

                                                                                   Segment               Consolidated
(in millions)                                                                      Totals     Other      Headquarters   Totals
------------------------------------------------------------------------------------------------------------------------------
Year ended
September 30, 1999
Depreciation expense                                                               $  100.2   $   25.3       $    9.1   $134.6
Expenditures for
 fixed assets                                                                         121.1       27.4            7.3    155.8

Year ended
September 30, 1998
Depreciation expense                                                                  104.0       30.5            5.6    140.1
Expenditures for
 fixed assets                                                                         168.0       34.7            9.5    212.2

Year ended
September 30, 1997
Depreciation expense                                                                   89.3       15.5            3.2    108.0
Expenditures for
 fixed assets                                                                         139.0       20.9           33.3    193.2

The following is revenue and long-lived asset information by geographic area as of and for the years ended September 30:

(in millions)                                                                          1999       1998           1997
------------------------------------------------------------------------------------------------------------------------------
Revenues
United States                                                                      $4,728.0   $4,893.8       $4,467.7
United Kingdom                                                                        371.3      301.3          273.5
Canada                                                                                243.3      280.6          270.7
Other                                                                                 179.5      153.0          116.5
------------------------------------------------------------------------------------------------------------------------------
                                                                                   $5,522.1   $5,628.7       $5,128.4
------------------------------------------------------------------------------------------------------------------------------

                                                                                       1999       1998           1997
------------------------------------------------------------------------------------------------------------------------------
Long-lived assets
United States                                                                      $1,368.1   $1,452.7       $1,461.6
United Kingdom                                                                        274.7      289.5          239.3
Canada                                                                                121.3       86.5           85.4
Other                                                                                 101.8       79.1           62.9
------------------------------------------------------------------------------------------------------------------------------
                                                                                   $1,865.9   $1,907.8       $1,849.2
------------------------------------------------------------------------------------------------------------------------------

As a result of the dynamics of our business, we are reviewing our management model and structure which will result in adjustments to our segment discussion for fiscal 2000. We anticipate the following changes: IKON Document Services will be split into Business Document Services ("BDS"), Legal Document Services ("LDS") and Business Imaging Services ("BIS"). BDS will be included in IKON North America and LDS and BIS will remain in other.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. FINANCIAL INSTRUMENTS

We use financial instruments in the normal course of our business, including derivative financial instruments, for purposes other than trading. These financial instruments include debt, commitments to extend credit and interest rate and currency swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

Concentration of Credit Risk
We are subject to credit risk through trade receivables, lease receivables and short-term cash investments. Credit risk with respect to trade and lease receivables is minimized because of a large customer base and its geographic dispersion. Short-term cash investments are placed with high-credit quality financial institutions and in short duration corporate and government debt securities funds. By policy, we limit the amount of credit exposure in any one type of investment instrument.

Interest Rate and Currency Swap Agreements
We have interest rate swap agreements relating to financial instruments of our U.S. finance subsidiary, having total principal/notional amounts of $225,000,000 and $300,000,000 at September 30, 1999 and 1998, respectively, with fixed rates from 5.48% to 6.16% at both September 30, 1999 and 1998. We also have Canadian dollar denominated interest rate swap agreements having a total principal/ notional amount of CN$98,248,000 ($66,966,000 and $64,185,000 at September 30,
1999 and 1998), respectively, with fixed rates from 7.43% to 7.74% at both September 30, 1999 and 1998. We are required to make payments to the counterparties at the fixed rate stated in the agreements and in return we receive payments at variable rates.

    We have interest rate swap agreements relating to financial instruments of our Canadian finance subsidiary. These swaps have a principal/notional amount of CN$182,294,000 ($124,252,000) and CN$143,421,000 ($93,700,000) at September 30,
1999 and 1998, respectively. We are required to make variable rate payments to counterparties based on the one-month commercial paper rate plus .25% and receive payments at the one-month bankers' acceptance rate.

    We also entered into cross-currency swap agreements to exchange pounds sterling ((pound)46,500,000) for Canadian dollars (CN$98,248,000) at both September 30, 1999 and 1998. We are required to make pounds sterling payments at fixed rates from 9.53% to 9.90% in exchange for Canadian dollar payments at fixed rates from 9.02% to 9.38%.

    We are exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements. However, we do not anticipate nonperformance by the counterparties.

    The following methods and assumptions were used by us in estimating fair value disclosures for financial instruments.

Cash, Notes Payable and Long-Term Receivables
The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-Term Debt
The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to Note 8.

Off-Balance-Sheet Instruments
Fair values for our off-balance-sheet instruments (interest rate and currency swaps) are based on the termination of the agreements.

The carrying amounts and fair values of our financial instruments are as follows:

                                                               1999                          1998
September 30 (in thousands)             Carrying Amount  Fair Value   Carrying Amount  Fair Value
--------------------------------------------------------------------------------------------------
Long-term debt:
   Bond issues                               $  588,582  $  473,835        $  588,478  $  496,470
   Private placement debt                        55,000      50,257            55,000      52,789
   Bank debt                                     45,298      45,168            45,121      46,074
   Sundry notes, bonds and mortgages            104,427     102,072            53,611      53,029
   Finance subsidiaries' debt                 2,003,209   1,939,596         2,100,637   2,090,472
Interest rate and currency swaps                            (12,607)                      (22,487)

18. SUBSEQUENT EVENT

As described in Note 10, subject to formal approval by the court, we have reached a settlement with the plaintiffs in the series of purported class action complaints which were filed in the United States District Court for the Eastern District of Pennsylvania on behalf of our shareholders, and with the plaintiff in a companion derivative lawsuit. Under the settlement, we will pay $111,000,000. We have recorded a charge of $101,106,000 in fiscal 1999 related to the settlement, which consists of the $111,000,000 settlement plus $10,106,000 of legal fees offset by $20,000,000 of insurance proceeds. This does not include a $20,000,000 insurance claim which we are pursuing against another insurance carrier. Reflecting payment of a portion of the legal fees, the balance sheet at September 30, 1999, includes $117,652,000 in accrued shareholder litigation settlement and $16,546,000 of insurance proceeds receivable (which is included in prepaid expenses and other current assets).

QUARTERLY FINANCIAL SUMMARY

                                                        First         Second           Third               Fourth
(unaudited, in millions except per share data)       Quarter (a)    Quarter (b)     Quarter (c)          Quarter (d)         Total
------------------------------------------------------------------------------------------------------------------------------------
1999
Revenues                                              $ 1,396.4    $  1,372.6       $    1,385.5        $   1,367.6        $5,522.1
Gross profit                                              542.1         508.2              515.8              508.7         2,074.8
Income (loss) before taxes                                 53.6          35.3               51.0              (60.5)           79.4
Net income (loss)                                     $    28.7    $     22.9       $       27.3        $     (45.1)       $   33.8
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                       $     .19    $      .15       $        .18        $      (.30)       $    .23
------------------------------------------------------------------------------------------------------------------------------------

Diluted earnings (loss) per share                     $     .19    $      .15       $        .18        $      (.30)       $    .23
------------------------------------------------------------------------------------------------------------------------------------

Dividends per share                                   $     .04    $      .04       $        .04        $       .04        $    .16
Common stock price
  High/Low                                       10 11/16-6 3/8  16 3/8-8 5/8  15 13/16-11 11/16    15 15/16-10 3/8    16 3/8-6 3/8

1998
Revenues                                              $ 1,374.3    $  1,431.6      $     1,394.7        $   1,428.1        $5,628.7
Gross profit                                              535.5         544.7              480.9              481.3         2,042.4
Transformation costs                                       19.5          18.2               16.5               23.8            78.0
Income (loss) before taxes                                 65.4          52.6             (108.5)             (83.7)          (74.2)
Net income (loss)                                     $    37.0    $     30.3      $       (88.7)       $     (61.7)       $  (83.1)
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                       $     .24    $      .19      $        (.69)       $      (.49)       $   (.76)
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                     $     .24    $      .19      $        (.69)       $      (.49)       $   (.76)
------------------------------------------------------------------------------------------------------------------------------------
Dividends per share                                   $     .04    $      .04      $         .04        $       .04        $    .16
Common stock price
   High/Low                                     31 15/16-24 1/2    35 3/16-26      36 1/4-14 3/8      15 3/4-5 1/16   36 1/4-5 1/16

  (a) First quarter fiscal 1999 results include a $14,333,000 gain on an asset securitization.

  (b) Second quarter fiscal 1998 results include $16,000,000 of unusual adjustments.

  (c) Third quarter fiscal 1998 results include pretax charges for increases to accounting estimates for lease default and accounts receivable reserves of $48,000,000 ($28,000,000 for lease defaults and $20,000,000 for accounts receivable). Also included are a loss of $20,000,000 related to an asset impairment at a Technology Services company engaged in the development of high-end custom software applications and other adjustments of approximately $26,000,000.

  (d) Fourth quarter of fiscal 1999 results include pre-tax charges of $101,106,000 related to a litigation settlement and the fourth quarter fiscal 1998 results include pretax charges of $40,400,000 for expenses related to the closing of underperforming branches, executive severance packages and the settlement of lawsuits.

CORPORATE FINANCIAL SUMMARY

                                                            Ten-Year
(in millions, except per share data,                        Compound
shareholders of record, employees)                            Growth       1999      1998         1997      1996
----------------------------------------------------------------------------------------------------------------
Continuing Operations
Revenues                                                        21.5%  $5,522.1  $5,628.7     $5,128.4  $4,099.8
Gross profit                                                    20.9    2,074.8   2,042.4      1,990.8   1,551.1
   % of revenues                                                           37.6      36.3         38.8      37.8
Selling and administrative                                      20.3    1,823.1   1,947.9      1,603.3   1,219.6
   % of gross profit                                                       87.9      95.4         80.5      78.6
Operating income (loss)                                         20.2      150.6      (3.5)       260.6     310.1
   % of revenues                                                            2.7       (.1)         5.1       7.6
Income (loss) before taxes                                      24.2       79.4     (74.2)       213.1     272.9
   % of revenues                                                            1.4      (1.3)         4.2       6.7
Effective income tax rate (%)                                              57.4        --(f)      42.6      39.6
Income (loss)                                                   16.6       33.8     (83.1)       122.4     164.9
   % of revenues                                                             .6      (1.5)         2.4       4.0
Earnings (loss) per share
   Basic                                                                    .23      (.76)         .77      1.13
   Diluted                                                                  .23      (.76)         .77      1.12
Capital expenditures                                            16.1      155.8     212.2        193.2     146.6
Depreciation and amortization                                   20.0      196.9     202.5        156.6     118.6
----------------------------------------------------------------------------------------------------------------
Discontinued Operations and Extraordinary Items
Income (loss)                                                                                 $    8.0  $   45.8
Earnings (loss) per share
   Basic                                                                                           .06        .37
   Diluted                                                                                         .06        .35
----------------------------------------------------------------------------------------------------------------
Total Operations and Extraordinary Items
Net income (loss)                                                      $   33.8  $  (83.1)    $  130.4  $  210.7
Earnings (loss) per share
   Basic                                                                    .23      (.76)         .83      1.50
   Diluted                                                                  .23      (.76)         .83      1.47
----------------------------------------------------------------------------------------------------------------
Share Activity
Dividends per share                                                    $   0.16  $   0.16     $   0.26  $   0.56
Per share book value                                             3.1%      9.79      8.30         8.94     14.94
Return on shareholders' equity %                                            2.3      (8.8)         7.8      13.8
Weighted average shares (basic)                                           148.7     135.1        133.3     125.9
Adjusted weighted average shares (diluted)                                149.0     135.1        134.6     130.4
Shareholders of record                                                   14,495    14,990       15,089    15,033
----------------------------------------------------------------------------------------------------------------
Supplementary Information
Days sales outstanding (d)                                                 40.4      44.0         44.5      34.2
Inventory turns (d)                                                         8.0       6.7          6.3       5.7
Current ratio                                                               1.1       1.3          1.5       1.2
Pretax return on capital employed %                                         4.5       (.1)         8.5      14.8
Pretax return on capital employed, excluding
   finance subsidiaries %                                                   0.5      (5.0)        10.0      19.0
Working capital                                                  1.4%  $  186.3  $  495.4     $  752.0  $  251.2
Total assets                                                    16.2    5,801.3   5,762.8      5,323.9   5,384.6
Total debt                                                      22.0    2,862.3   2,956.6      2,563.8   2,158.4
   % of capitalization                                                     66.2      67.4         63.4      48.9
Total debt, excluding finance subsidiaries                      11.2      859.0     855.9        818.0   1,031.4
   % of capitalization                                                     37.0      37.5         35.6      31.4
Serial preferred stock
Employees (e)                                                            39,400    43,700       40,900    43,100
----------------------------------------------------------------------------------------------------------------

  (a) Excludes the effect of the sale of IMMOS in fiscal 1994 and Unisource restructuring costs in fiscal 1993.

  (b) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.

  (c) Excludes gain on sale of Alco Health Services Corporation of pretax - $96,800,000; net income - $61,900,000.

  (d)  Continuing operations only.

  (e)  Includes discontinued operations.

  (f)  Not meaningful.

Note: Unless otherwise noted ratios and operating results include the effect of: fiscal 1999 - shareholder litigation charge ($101,106,000) and gain on asset securitization ($14,333,000), operating income ($86,773,000), net income ($58,130,000), diluted earnings per share ($0.39); fiscal 1998 - transformation and special charges, operating income ($230,400,000), net income ($156,969,000), diluted earnings per share ($1.16); fiscal 1997 - transformation charges, operating income ($126,908,000), net income ($82,490,000), diluted earnings per share ($0.61); fiscal 1996 - transformation charges, operating income ($21,423,000), net income ($13,925,000), diluted earnings per share ($0.11);
fiscal 1994 - loss on sale of investment in IMMOS, pretax income ($115,265,000), net income ($95,086,000), diluted earnings per share ($.87); fiscal 1993 - Unisource restructuring costs, operating income ($175,000,000), net income ($112,875,000), diluted earnings per share ($1.14).

    1995        1994         1993        1992         1991        1990    1989
---------------------------------------------------------------------------------
 $3,091.6    $2,391.1     $1,723.1    $1,354.2     $1,127.4    $1,018.6    $789.3
  1,162.4       926.7        680.3       550.6        441.1       412.4     311.6
     37.6        38.8         39.5        40.7         39.1        40.5      39.5
    950.2       750.1        561.0       460.8        383.3       378.9     287.7
     81.7        80.9         82.5        83.7         86.9        91.9      92.3
    212.2        59.4        116.8        96.5         57.8        28.8      23.9
      6.9         2.5          6.8         7.1          5.1         2.8       3.0
    190.5        43.3        101.4        85.1         40.4         8.3(b)    9.1
      6.2         1.8          5.9         6.3          3.6         0.8       1.2
     39.6        95.4         39.6        39.4         39.0        40.7      20.0
    115.0         2.0         61.3        51.6         24.6         4.9(b)    7.3
      3.7         0.1          3.6         3.8          2.2         0.5       0.9

     0.87       (0.09)        0.53        0.54         0.27        0.05(b)   0.08
     0.86       (0.09)        0.52        0.53         0.26        0.05      0.08
     91.1        79.0         64.3        36.9         33.4        40.5      35.1
     87.4        67.4         51.3        42.3         43.1        38.0      32.1
---------------------------------------------------------------------------------
    $88.7       $74.5       ($58.6)      $47.5        $94.1       $88.6    $160.2

     0.78        0.68        (0.60)       0.49         1.01        0.97      1.73
     0.76        0.68        (0.59)       0.49         1.00        0.95      1.69
---------------------------------------------------------------------------------
   $203.7       $76.5         $2.6       $99.1       $118.7       $93.5(b) $167.5

     1.65        0.59        (0.07)       1.03         1.28        1.02      1.81
     1.62        0.59        (0.07)       1.02         1.26        1.00      1.77
---------------------------------------------------------------------------------
   $ 0.52       $0.50        $0.48       $0.46        $0.44       $0.42     $0.38
    12.06       10.50         8.55        9.11         8.91        8.20      7.25
     15.8        15.1         11.6        11.6         15.0        13.4      16.6(c)
    114.3       109.3         97.3        96.3         92.7        91.3      92.5
    116.5       109.3         98.7        97.7         94.1        93.3      94.5
   15,099      14,348       13,999      13,726       14,096      14,152    13,410
---------------------------------------------------------------------------------
     33.6        30.2         32.9        32.3         33.8        34.8      37.6
      6.3         5.7          5.1         5.2          4.8         4.7       4.3
      1.1         1.3          1.1         1.3          1.9         1.7       1.5
     17.1        15.9(a)      13.5(a)     15.1         15.3        18.5      19.4(c)

     21.1        18.6(a)      15.8(a)     17.5         17.6        20.9      21.1(c)
   $144.7      $171.5        $87.2      $140.4       $299.9      $216.9    $161.9
  4,110.3     2,897.7      2,734.2     1,944.0      1,703.0     1,544.0   1,295.8
  1,499.3       949.2      1,240.0       805.4        548.1       469.2     391.2
     44.2        40.7         54.5        48.0         39.8        38.3      37.8
    681.7       484.3        825.7       504.9        327.4       309.6     296.7
     26.5        25.9         44.4        36.6         28.3        29.0      31.5
                               0.3         1.6          2.9         4.9       7.4
   39,200      33,100       30,200      24,800       19,800      21,700    20,500
---------------------------------------------------------------------------------

                                       57