Form 10-K, Exhibit 13
period 2000-09-30
IKON OFFICE SOLUTIONS INC
filed 2000-12-29
CIK 3370

                                  Exhibit 13

This year's annual report brings with it an added perspective on IKON: a marketing brochure we call IKON Evolving. It's a snapshot of a responsive and forward-looking company--one whose positioning grows directly from the strategies you'll find outlined in this report.


                            [GRAPHIC APPEARS HERE]

Financial Highlights

Fiscal Year Ended September 30 (in millions, except per share data)             2000/1/        1999/2/
------------------------------------------------------------------------------------------------------
Operating Results/3/
Revenues                                                                        $ 5,447       $  5,436
Operating income                                                                    148            151
Income from continuing operations before taxes on income
  and extraordinary gain                                                             82             79
Diluted earnings per common share from continuing operations                       0.18           0.23
Cash dividends per common share                                                    0.16           0.16
Weighted average diluted common shares outstanding                                  148            149

Financial Data
Depreciation and amortization                                                       195            197
Capital expenditures                                                                159            156
Working capital                                                                     204            186
Total assets                                                                      6,363          5,801
Long-term debt/4/                                                                   783            814
Total debt/4/                                                                       826            859
Shareholders' equity                                                              1,441          1,461

Key Ratios
Return on common shareholders' equity                                               2.0%           2.3%
Total debt to capitalization/4/                                                    36.4%          37.0%
Net working capital as a percent of revenues/5/                                     7.0%           7.1%

At Year-end
Actual common shares outstanding                                                    144            149

Common stock price per share                                                   $ 3.9375       $10.6875

1  2000 reflects restructuring and asset impairment charges.
2  1999 reflects shareholder litigation settlement charge.
3  From continuing operations.
4  Excludes finance subsidiaries.
5 Continuing operations excluding finance subsidiaries and corporate working capital.

               Report to Shareholders

James J. Forese

Chairman and Chief Executive Officer

IKON Office Solutions


[GRAPHIC APPEARS HERE]


Fellow Shareholders:

Throughout fiscal 2000 , IKON achieved strong results in a number of areas vital to our future: we gained market share through strong equipment revenues, further enhanced our product and service portfolio, and continued progress in improving our fixed cost structure. However, the year was also marked by a number of challenges, including a rapid shift in demand for our technology hardware and services resulting in significant losses in those divisions. In addition, we began to see a number of unprecedented changes take place within our industry as our competitors attempted to redirect their strategies to capture the changing technical environment we operate in today. This more competitive environment created increased pressure on gross margins in our equipment sales and service operations.

     While external factors present an immediate challenge for IKON, long term we believe they represent opportunity. Our balance sheet is sound, we have strategies in place to capture new market opportunities, and the growing dependence on networked and digital technology in today's operating environment is an advantage to IKON's status as a true solutions provider.

     IKON's revenue of $5.4 billion for fiscal 2000 was essentially flat compared to the previous year as we continued to reset the revenue baseline for more profitable growth. Our free cash flow exceeded $200 million, beating our target for the year - an achievement that will help fuel our investments in new capabilities that can further sharpen our competitive edge. For the year, IKON generated net income of $29.1 million, or $.20 per share, including restructuring charges and special gains. Excluding these charges and gains, the Company generated net income of $93.1 million, or $.63 per share.

     As I stated in this letter last year, my main focus since I became IKON's Chief Executive Officer in July 1998 has been to improve the quality and consistency of our operating results and enable this Company to capitalize on the synergies of its size and scope. Our steady progress and continued execution of our strategies will enable IKON to build an increasingly stronger foundation to win market share at competitive prices, and to deliver new, higher margin products and services that leverage IKON's strength as an integrated, services-based organization. The changes taking place in our operating environment today also underscore the importance of our commitment to continue investments that streamline our cost structure, as well as the need to develop new offerings and relationships that leverage IKON's core competencies.

     In fiscal 2001, we will continue to work hard to overcome our disappointments and build on the many achievements we made in evolving IKON into a globally competitive force in the business communications industry.

     Our technology services operations, which accounted for a loss of more than $.20 per share in fiscal 2000, are already implementing changes that better leverage our network technology resources and IKON's vast customer base. Beginning October 1, 2000, our network integration resources were merged into IKON North America to better meet our customers' growing needs for more sophisticated solutions. Additionally, we have reorganized our other technology offerings into four areas for greater customer focus and operational accountability: e-Business- which operates under the new name, Sysinct; Education; Telecommunications Services; and Business Imaging. We believe these technology resources will prove increasingly valuable in differentiating IKON from its competitors.


[GRAPHIC APPEARS HERE]        Opening new markets: As a provider of products and
                              services that help businesses communicate, IKON is selling much more than equipment. New areas include full-service outsourcing, network printing, expansion in the production environment, and web-based document management.

     As we go forward, IKON must be a leader in providing innovative solutions and services that enable our customers to communicate business information more effectively. In financial terms, this means revenue growth through increased market share and expanded market opportunities, and stronger operating margins through improved productivity, increased service revenues, and lower fixed costs.

     To this end, we will continue to execute on key strategies designed to leverage IKON's strengths and position the company for long-term success.

     Developing our infrastructure. Infrastructure investments are necessary for IKON to remain cost competitive and open new avenues for growth. Our productivity initiatives, such as centralized purchasing, shared service centers for key administrative functions, and centralized training and recruiting, made a great contribution to IKON in fiscal 2000, allowing us to reinvest in our sales and service organizations and in competitive differentiators such as IKON Online, our e-commerce solution. In addition, our infrastructure initiatives have improved asset management, including increased inventory turns, better management of our receivables and payables, and improved quality of the $2.8 billion lease receivable portfolio of IOS Capital, IKON's captive leasing subsidiary.

     In fiscal 2001, we will continue to enhance our infrastructure by working with Oracle to fully web-enable IKON through implementation of Oracle's complete suite of customer relationship management software. In addition, we will continue to leverage our successful e-commerce initiative, IKON Online, to improve productivity for our sales and service organization, as well as for our customers, allowing them to order equipment and supplies through an online e-catalog as well as perform other administrative activities. And we will continue to improve our centralized supply chain operation, focusing on logistics and controls as well as improved asset management. Essentially, we are revamping our internal systems to leverage our size and make it easier for customers to do business with IKON.

     Building organizational synergy and strength. We have made great progress in aligning our entire organization, including equipment sales, outsourcing, and technical support, to leverage existing customer relationships as well as gain new customers.

     During fiscal 2000, we increased our sales force by more than 600 sales professionals and achieved standardization within our service force, which adds further strength to our core equipment business.

Fiscal 2001 will be devoted to the development of synergy among all of these units, including the merger of our network integration resources into IKON North America which commenced at the beginning of this fiscal year. We will also continue to strengthen IKON through our expanded internal training program, called IKON University. Today, the program goes beyond sales professionals, and now also offers comprehensive training to management and service technicians.

Leveraging expanded alliances. Through expanded strategic alliances and partnerships with leading technology providers, IKON is building the best array of products and services in the business. During fiscal 2000, we leveraged our relationship with Canon and Ricoh by launching the Ricoh Aficio 850 and the Canon imageRUNNER 110, further enhancing our offerings in the production environment. In addition, we developed alliances with technology companies such as EFI, Adobe and T/R Systems.

In fiscal 2001, we will be focused on the launching of our network page printer strategy, which will include our strategic alliance with Hewlett-Packard announced in October 2000. Through this relationship, IKON added service and distribution for HP's network printer line to our already strong and growing portfolio of leading vendors to better meet our customer's requirements in the higher-end printer space.

Opening new markets with a broader range of solutions. Our infrastructure savings, operational synergies, and strategic alliances allow IKON to continue to invest in new markets and new areas of business to help our customers meet the ever-changing demands of communicating business information. During fiscal 2000, for example, IKON entered the production market for the first time with the Canon imageRUNNER110 and the Ricoh Aficio 850. Also in fiscal 2000, we announced Digital Express(R) 2000, our web-based e-procurement solution which allows customers to better manage documents through our network of digital print production hubs.


[GRAPHIC APPEARS HERE]             Developing our infrastructure: A national
                                   sales model, centralized purchasing, shared service centers, and centralized training and recruiting lead a list of recent achievements designed to serve customers better and to control costs.

     Some of IKON's greatest opportunities are in the area of e-procurement. The importance of this offering to the market is simple--industry analysts are in accord that the transition to e-procurement will be rapid over the next few years in all areas of business, which is why IKON has committed to further investment in this area for fiscal 2001. In addition, we look forward to continued development of a broader range of integrated solutions through relationships with industry leaders in digital technology and document management.

     Looking ahead, we believe our sound financial condition and the work we have done to position IKON as a true solutions provider will benefit us while our industry continues to face unparalleled turmoil and financial uncertainty. Throughout the next fiscal year, we will focus on the continued execution of our strategies, as well as on sustaining and increasing IKON's operating momentum.

     We have made critical investments in both products and people over the last several years, increasing the productivity of our sales and service organizations, and I expect these investments to continue to drive top-line growth in fiscal 2001. Fueled initially by the placement of higher-end digital equipment, revenue growth should expand into our service business as these higher-end digital placements generate increased usage and more profitable revenue streams to fund IKON's strategic initiatives.


[GRAPHIC APPEARS HERE]             Building organizational synergy: The scope of
                                   IKON's business is truly expansive. To help ensure that all our efforts combine effectively, we have integrated our major areas of domestic operation. Equipment sales and service, outsourcing, and technology services are now united under IKON North
                                   America.

[GRAPHIC APPEARS HERE]             Expanding our products and services
                                   portfolio: Highlights among our many new offerings include the Canon imageRUNNER 110 and Ricoh Aficio 850, which together position
                                   IKON strongly in the high-volume segments for the first time.

     Also of vital importance to our performance in fiscal 2001 will be our continued focus on asset management. Cash for reinvestment constitutes the lifeblood of IKON in terms of this Company's ability to develop the new solutions and customer support needed for the digital age. We have a strong recurring revenue base to help us generate cash and we will endeavor to use those financial resources wisely - renewing and expanding our capabilities as we take advantage of new growth opportunities to stay fully aligned with marketplace trends.

     At IKON, we believe that now is our time. We have a growing digital equipment base in higher-end, more profitable segments; we have a growing array of market-driven, value added services; we have the financial resources needed to acquire additional capabilities and enhance our skills development as needed; and we have the opportunity, technical resources, and commitment to further strengthen our organizational productivity. However, going into 2001, we expect competitive pressures to increase; and, as a result, we believe that it makes little sense to be anything but conservative about near-term prospects. At the same time, I believe it makes sense not only to be optimistic about IKON's long-term future, but also to recognize that there has perhaps never been a better time for IKON to take advantage of the marketplace opportunities before us.

     Speaking for all my colleagues at IKON, I would like to thank both our shareholders and our customers for their ongoing trust and loyalty.


/s/ James J. Forese

James J. Forese
Chairman and Chief Executive Officer

                               Table of Contents


Financials
9     Management's Responsibility for Financial Reporting
9     Report of Independent Accountants
10    Financial Review
18    Consolidated Financial Statements
37    Quarterly Financial Summary
38    Corporate Financial Summary

Management's Responsibility
for Financial Reporting

The management of IKON Office Solutions, Inc. is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management's best estimates and judgments. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by PricewaterhouseCoopers LLP, independent accountants.

     Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. IKON Office Solutions, Inc. supports and manages an active program of auditing to monitor the proper functioning of its systems. The reports issued under this program, as well as comment letters from PricewaterhouseCoopers LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of four directors who are not employees of the Company. The Audit Committee meets periodically with PricewaterhouseCoopers LLP and management to review audit scope, timing and results.


/s/ James J. Forese

James J. Forese
Chairman and Chief Executive Officer


/s/ William S. Urkiel

William S. Urkiel
Senior Vice President and Chief Financial Officer


Report of Independent Accountants

To the Board of Directors and Shareholders,
IKON Office Solutions, Inc.

In our opinion, the accompanying consolidated balance sheet as of September 30, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of IKON Office Solutions, Inc. and its subsidiaries at September 30, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of September 30, 1999 and for each of the two years in the period then ended were audited by other independent accountants whose report dated October 25, 1999, except for the first paragraph of note 8, as to which the date is November 24, 1999 and the third paragraph of note 4, as to which the date is December 9, 1999 expressed an unqualified opinion on those statements.


/s/ PricewaterhouseCooper LLP

Philadelphia, Pennsylvania
December 8, 2000

Financial Review

IKON Office Solutions, Inc. ("IKON" or the "Company") is a leading provider of products and services that help businesses communicate. IKON provides customers with total business solutions for every office, production and outsourcing need, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal outsourcing solutions, as well as network design and consulting, e-business development, telecommunications services and technology training. References herein to "we", "us" or "our" refer to IKON and its subsidiaries unless the context specifically requires otherwise. We have locations throughout the United States, Canada, Mexico and Europe.

Results of Operations

This discussion reviews the results of operations of the Company as reported in the consolidated statements of operations. All dollar and share amounts are in thousands.

Fiscal 2000 Compared to Fiscal 1999

Our fiscal 2000 revenues, which include net sales, service and rentals and finance income, increased by $11,343, or 0.2%, compared to fiscal 1999. Excluding a $14,333 asset securitization gain in fiscal 1999, revenues increased by $25,676, or 0.5%. This increase was aided by strong growth in office equipment sales and facilities management due to investments in expanded product and service offerings, expanded sales coverage and synergies created through the integration of business lines. These results were partially offset by a decrease in revenues associated with the closing or downsizing of underperforming or non-strategic locations as part of restructuring programs announced during the year.

     Net sales, which includes equipment, technology hardware, supplies and wholesale equipment, increased by $16,626, or 0.6%, compared to fiscal 1999. The increase resulted primarily from an increase in equipment sales of $138,652, or 8.2%, offset by a decline in technology hardware, supplies and wholesale equipment revenues of $122,026, or 11.3%, compared to fiscal 1999. Growth in equipment sales was primarily due to the addition of approximately 600 sales representatives during fiscal 2000 and strong placements of digital products concentrated in our focused areas of color and higher-end, segments 3 to 6 equipment. As of September 30, 2000, 88% of our equipment sales were digital, compared to 69% at September 30, 1999. As a result, our equipment base has shifted to 23% digital at September 30, 2000, compared to 13% at September 30, 1999. Mitigating the growth in equipment sales was a decline in hardware revenues in our technology services business due to a shift in customers' buying patterns for items such as computers and routers, as customers have begun to purchase these items directly from manufacturers, combined with the effect of restructuring programs announced during fiscal 2000 on wholesale equipment and technology hardware revenues.

     Service and rental revenue, which includes equipment service, rentals, outsourcing and technology related services, decreased by $53,491, or 2.3%. The decrease resulted primarily from the decline in our technology services revenues and the closure of non-strategic technology and outsourcing sites associated with restructuring programs announced during fiscal 2000. Technology services revenues decreased by $37,987, or 16.2%, compared to fiscal 1999. In addition, service on equipment declined by $24,609, or 2.1%, from the prior year as the Company undergoes a shift in its equipment base from low-end, analog product to higher-end, digital product.

     Finance income, excluding the $14,333 asset securitization gain in fiscal 1999, increased by $62,451, or 22.1%, compared to fiscal 1999. The increase is mainly due to growth in our lease portfolio and a shift in the second quarter of fiscal 2000 from off-balance sheet treatment to on-balance sheet treatment of the asset securitizations used to finance our captive leasing business.

     Gross margins were 37.1%, compared to 38.2% (38.0% excluding the asset securitization gain) in fiscal 1999. This decrease is the result of the factors described below.

     The gross margin on equipment sales was 33.3%, compared to 33.0% in fiscal 1999. This increase was mainly due to an increase in higher margin digital and color equipment revenues compared to fiscal 1999 and the positive impact of productivity initiatives such as centralized purchasing and inventory control, which were partially offset by competitive pressures on equipment that increased in the second half of fiscal 2000 and are anticipated to continue throughout the next fiscal year.

     The gross margin on service and rentals decreased to 39.6%, compared to 41.8% in fiscal 1999. This decrease was mainly due to a less favorable revenue mix from equipment service and nonrecurring expenditures during fiscal 2000 aimed to improve the productivity of the service force, combined with the impact of fixed costs associated with lower technology services revenues.

     The gross margin on finance income decreased to 51.4% from 55.2% in fiscal 1999, excluding the asset securitization gain, mainly due to increased interest expense resulting from higher average interest rates compared to fiscal 1999.

     Selling and administrative expense as a percent of revenue was 32.8%, compared to 33.5% (33.6% excluding the impact of the $14,333 asset securitization gain) in fiscal 1999. The decrease was mainly due to a decline in administrative expense resulting from restructuring programs and productivity initiatives, such as centralizing certain key functions, offset by increased selling expenses associated with our investment in expanded sales coverage, and new products and services, such as the digital, high-volume market.

     In the first quarter of fiscal 2000, the Company announced plans to improve performance and efficiency and incurred a total pre-tax restructuring and asset impairment charge (the "first quarter charge") of $105,340 ($78,479 after-tax, or $0.52 per share on a basic and diluted basis). These actions addressed under-performance in certain Technology Services, Business Document Services, and Business Information Services locations as well as the Company's desire to strategically position these businesses for integration and profitable growth. Plans included

                 Ikon Office Solutions, Inc. and Subsidiaries                 10

Financial Review

consolidating or disposing of certain under-performing and non-core locations; implementing productivity enhancements through the consolidation and centralization of activities in inventory management, purchasing, finance/accounting and other administrative functions; and consolidating real estate through the co-location of business units as well as the disposition of unproductive real estate. In the fourth quarter of fiscal 2000, the Company determined that some first quarter restructuring initiatives would not require the level of spending that had been originally estimated, and certain other initiatives would not be implemented due to changing business dynamics. Based on the Company's fourth quarter estimates, $15,961 was reversed from the first quarter charge and the total amount of the charge was adjusted to $89,379 ($66,587 after-tax, or $0.45 per share on a basic and diluted basis). Also, in the fourth quarter of fiscal 2000, the Company announced plans to address the changing market conditions impacting Technology Services, IKON North America, and Outsourcing locations and incurred a total pre-tax restructuring and asset impairment charge (the "fourth quarter charge") of $15,789 ($12,353 after-tax, or $0.08 per share on a basic and diluted basis).

The pre-tax components of the restructuring and asset impairment charges in fiscal 2000 were as follows:

                                            First    Adjustment to       Adjusted    Fourth        Total
                                          Quarter    First Quarter  First Quarter   Quarter  Fiscal 2000
Type of Charge                             Charge           Charge         Charge    Charge      Charges
--------------------------------------------------------------------------------------------------------
Restructuring Charge:
    Severance                            $ 16,389       $   (1,784)      $ 14,605  $  6,092    $  20,697
    Contractual Commitments                37,403          (14,177)        23,226     7,326       30,552
--------------------------------------------------------------------------------------------------------
       Total Restructuring Charge          53,792          (15,961)        37,831    13,418       51,249
--------------------------------------------------------------------------------------------------------

Asset Impairment Charge:
    Fixed Assets                           12,668                          12,668     2,371       15,039
    Goodwill and Intangibles               38,880                          38,880                 38,880
--------------------------------------------------------------------------------------------------------
       Total Asset Impairment Charge       51,548                          51,548     2,371       53,919
--------------------------------------------------------------------------------------------------------

       Total Charge                      $105,340       $  (15,961)      $ 89,379  $ 15,789    $ 105,168
--------------------------------------------------------------------------------------------------------

The employees and locations affected by the charges described above were as follows:

                                                                      Remaining
                             Employees      Employee               Employees to
                              Affected  Terminations  Adjustment  be Terminated
-------------------------------------------------------------------------------
First Quarter Terminations       1,938        (1,000)       (538)           400
Fourth Quarter Terminations        380                                      380

                                                                      Remaining
                                 Sites         Sites                   Sites to
                              Affected        Closed  Adjustment      be Closed
-------------------------------------------------------------------------------
First Quarter Closures              24           (18)         (2)             4
Fourth Quarter Closures              5                                        5

Financial Review

The actions related to the first quarter and fourth quarter charges are expected to be completed by the end of the first quarter in fiscal 2001 and the fourth quarter in fiscal 2001, respectively.

     The following presents a reconciliation of the original components of the pre-tax first quarter restructuring charge to the balance remaining at September 30, 2000, which is included in other accrued expenses on the consolidated balance sheet:

                                 Balance                               Adjustment to        Balance
                           September 30,   First Quarter     Payments  First Quarter  September 30,
                                    1999          Charge  Fiscal 2000         Charge           2000
---------------------------------------------------------------------------------------------------
Severance                          $  --         $16,389      $10,616      $  (1,784)      $  3,989
Contractual Commitments               --          37,403       12,786        (14,177)        10,440
---------------------------------------------------------------------------------------------------
         Total                     $  --         $53,792      $23,402      $ (15,961)      $ 14,429
---------------------------------------------------------------------------------------------------

     The following presents a reconciliation of the original components of the pre-tax fourth quarter restructuring charge to the balance remaining at September 30, 2000, which is included in other accrued expenses on the consolidated balance sheet:


                                 Balance                                     Balance
                           September 30,  Fourth Quarter     Payments  September 30,
                                    1999          Charge  Fiscal 2000           2000
------------------------------------------------------------------------------------
Severance                      $      --        $  6,092                    $  6,092
Contractual Commitments               --           7,326    $      41          7,285
------------------------------------------------------------------------------------
         Total                 $      --        $ 13,418    $      41       $ 13,377
------------------------------------------------------------------------------------

     In fiscal 1999, the Company recorded a charge of $101,106 related to the settlement of our shareholder class action litigation. During fiscal 2000, we received $17,000 of insurance proceeds related to the shareholder litigation settlement.

     Our operating income, excluding the $105,168 restructuring and asset impairment charges in fiscal 2000, the $14,333 asset securitization gain in fiscal 1999 and the shareholder litigation settlement charge and related insurance proceeds described above, decreased by $1,306 compared to fiscal 1999. Our operating margin, excluding the special items noted above, decreased from 4.4% in fiscal 1999 to 4.3% in fiscal 2000 due mainly to the lower overall gross margin offset by decreased selling and administrative expense as compared to fiscal 1999, as described above.

     In fiscal 2000, we sold certain equity securities that were previously held for investment purposes and recognized a pre-tax gain of $3,739 on the sale. Interest expense decreased by $1,404 compared to fiscal 1999 as a result of lower average debt levels, which was partially offset by higher average interest rates.

     Income from continuing operations before income taxes and extraordinary gain was $81,833 compared to $79,391 in fiscal 1999. Excluding the special items noted above, income from continuing operations before income taxes and extraordinary gain increased by $98 compared to fiscal 1999.

     The effective income tax rate was 68.3%, compared to 57.4% in fiscal 1999. The higher rate in fiscal 2000 is due to the impact of non-deductible goodwill associated with our asset impairment charges. Excluding the effect of the restructuring and asset impairment charges, insurance proceeds related to our shareholder litigation settlement, and the gain on the sale of an investment, the effective income tax rate was 44.0% in fiscal 2000 compared to 47.1% in fiscal 1999, excluding the asset securitization gain, a benefit related to restructuring our European leasing operations and the shareholder litigation charge. The tax rate reduction was primarily due to the recording of benefits resulting from legislative changes that facilitated utilization of net operating losses that previously had a full valuation allowance.

     In fiscal 2000, we received from an insurance carrier an amount of $3,691 for certain environmental liability coverage and recorded expense of $1,165 for health benefits of former employees. Both of these items relate to businesses we had previously recorded as discontinued operations. The resultant net benefit of $2,526 ($1,415 after-tax) has been recorded as discontinued operations in the consolidated statement of operations.

     In fiscal 2000, we repurchased $10,000 par value of our 7.30% bonds due November 1, 2027 for $6,951 and recognized an extraordinary gain of $3,049 ($1,707 after-tax).

     Diluted earnings per common share were $0.20, compared to $0.23 in fiscal 1999. Excluding the after-tax effect of the fiscal 2000 special items described above and the gain on the asset securitization and shareholder litigation settlement charge in fiscal 1999, diluted earnings per common share were $0.63 in fiscal 2000, compared to $0.62 in fiscal 1999. During fiscal 2000, we repurchased 5,439 shares of common stock.

Review of Business Segments

Our reportable segments are IKON North America and IKON Europe. The IKON North America segment provides copiers, printers, distributed printing, and other office equipment and services, as well as facilities management, throughout North America. This segment also includes our captive finance subsidiaries in North America. The IKON Europe segment

                 IKON Office Solutions, Inc. and Subsidiaries                 12
provides customers with total office solutions, including copiers and printer systems, computer networking, distributed printing, facilities management, hardware and software product interfaces and electronic file conversion throughout Europe. This segment also includes our captive finance subsidiaries in Europe. Other includes Business Imaging Services and Technology Services in North America. Business Imaging Services focuses on electronic file conversion. Technology Services provides design, planning, and support services for network platforms and IT integration projects, technology training, telecommunications services and e-business development.

     In fiscal 2000, we made the following changes to our segment reporting as a result of our restructuring programs: IKON Document Services (included in Other in fiscal 1999) was split into Business Document Services ("BDS"), Legal Document Services ("LDS") and Business Imaging Services ("BIS"). BDS and LDS are aligned with and included in IKON North America and BIS remains in Other. Prior year results have been reclassified to conform with the current year presentation.

IKON North America

Revenues, excluding finance income, increased by $82,819, or 2.1%, to $4,115,603 in fiscal 2000 from $4,032,784 in fiscal 1999. The increase was mainly due to strong growth in net sales due to our focus on higher-end equipment. Finance income increased by $47,215, or 17.1%, to $323,718 in fiscal 2000 compared to $276,503 in fiscal 1999. The increase was mainly due to growth in the lease portfolio and a shift from off-balance sheet treatment to on-balance sheet treatment of the asset securitizations used to finance our captive leasing business. This increase was offset by a $14,333 asset securitization gain in fiscal 1999. Finance interest expense increased by $40,399 in fiscal 2000 due to higher average interest rates compared to fiscal 1999. Operating income before restructuring and asset impairment charges, excluding the asset securitization gain, increased by $64,972 to $438,560 in fiscal 2000 from $373,588 in fiscal 1999. The increase was due mainly to increased total revenue and the improved management of administrative expenses.

IKON Europe

Revenues, excluding finance income, decreased by $38,696, or 7.7%, to $466,377 in fiscal 2000 from $505,073 in fiscal 1999 due mainly to the negative impact of foreign currency translation (although significant to this segment, the negative impact of foreign currency translation was not material on a consolidated basis) and a decrease in hardware sales in our technology services business offset by an increase in revenue from the sale of office equipment. Finance income increased by $993, or 4.8%, to $21,562 in fiscal 2000 from $20,569 in fiscal 1999 due to growth in the lease portfolio. Operating income before restructuring and asset impairment charges decreased by $3,871 to $24,277 in fiscal 2000 from $28,148 in fiscal 1999 mainly due to the underperformance of our technology services business.

Other

Other revenues decreased by $80,988, or 13.5%, to $519,685 in fiscal 2000 from $600,673 in fiscal 1999. There was an operating loss before restructuring and asset impairment charges of $45,174 in fiscal 2000 compared to $12,880 in fiscal 1999. The decrease in revenues and operating income was due to a significant decline in our North American Technology Services systems integration business as customers' demands have shifted from internal systems deployment and Y2K migration to external, Internet-based applications and as customers have begun to purchase hardware directly from manufacturers. The Company has been repositioning its Technology Services businesses to optimize growth strategies, including the separation of technology training, telecommunications services and e-business development into separate functional units in order to better respond to customer and industry demands in those specialized areas.

     There was no material effect of foreign currency exchange rate fluctuations on the consolidated results of operations in fiscal 2000 compared to fiscal 1999.

     As a result of the dynamics of our business, we are reviewing our operating structure which will result in adjustments to our segment discussion for fiscal 2001. We anticipate the following change: As of October 1, 2000, Technology Services Network Integration (included in Other in fiscal 2000) will be included in IKON North America. This is also a result of the restructuring programs announced during fiscal 2000 and reflects the Company's efforts to provide total integrated office solutions in North America as are already provided in Europe.

Fiscal 1999 Compared to Fiscal 1998

Our fiscal 1999 revenues decreased by $97,123, or 1.8% compared to fiscal 1998. Excluding a $14,333 asset securitization gain, overall revenue decreased by $111,456 compared to fiscal 1998. The decrease in revenues was primarily due to efforts to improve productivity by eliminating unprofitable revenue streams and a reduction in the sales force. These actions were taken to build a solid foundation for growth. Net sales, which includes equipment revenue, decreased by $137,812, or 4.7%, as a result of a reduction in the sales force of close to 1,000 representatives and de-emphasized market segments, such as wholesale. We are currently rebuilding our sales force in key growth areas, such as color, high-volume and outsourcing. Finance income increased by $29,278, or 10.9%, due to the growth in the lease portfolio and the asset securitization gain. Excluding the gain, finance income increased by $14,945, or 5.6%.

     Gross margins in fiscal 1999, excluding the securitization gain, were 38.0% of revenues compared to 37.5% in the prior year, excluding special charges. Gross margins were positively impacted by improved service margins, primarily generated from our IKON North America operating segment, and negatively by slightly lower equipment margins due to price pressure on analog equipment earlier in the fiscal year. Our operating income increased by $154,135 compared to the prior year. Excluding transformation costs and special charges of $230,400 in fiscal 1998 and

Financial Review


the gain from the asset securitization and shareholder litigation settlement expense in fiscal 1999 of $86,773, operating income increased by $10,508 to $237,389 in fiscal 1999 compared to $226,881 in fiscal 1998. This improvement is due primarily to improved gross margins and improved sales productivity.

     Selling and administrative expenses declined as a percentage of revenue from 35.2% in fiscal 1998 to 33.5% in fiscal 1999. Excluding special charges in fiscal 1998 and the asset securitization gain in fiscal 1999, selling and administrative expenses as a percentage of revenue remained relatively the same in fiscal 1999. During fiscal 1999, IKON initiated a competitiveness and productivity project ("CaPP") which was designed to identify, through a study of operations, additional cost saving opportunities for the Company. Several CaPP initiatives began in fiscal 1999 and will continue throughout the next few years. These programs include improvements in customer service, inventory, purchasing and distribution, centralization of marketing and human resources, and centralization of certain accounting functions into shared service centers.

     Interest expense was relatively consistent compared to fiscal 1998. Income before taxes increased by $153,578 in fiscal 1999 compared to fiscal 1998. Tax expense for fiscal 1999 includes a one-time tax benefit related to restructuring our European leasing operations and the shareholder litigation settlement. Excluding these one-time benefits, the effective tax rate would have been 46.5%. Diluted earnings per common share increased to $0.23 per share in fiscal 1999 from a loss of $0.76 per share in fiscal 1998. Excluding the after-tax gain on the asset securitization and the shareholder litigation settlement expense in fiscal 1999 and the transformation costs and special charges in fiscal 1998, diluted earnings per common share increased to $0.62 in fiscal 1999 from $0.40 in fiscal 1998.

     Diluted weighted average shares outstanding increased by 13,858 in fiscal 1999 primarily as a result of the conversion of the Series BB preferred stock on October 1, 1998 to common stock (9,682 weighted shares) and the full period impact of fiscal 1998 common shares issued for acquisitions, plus earnouts (3,400 weighted shares).

Review of Business Segments

IKON North America

Revenues from external customers and finance income in the IKON North America segment were $4,309,287 in fiscal 1999 versus $4,552,285 in fiscal 1998. This decrease of $242,998, or 5.3%, was due mainly to sales force reductions, a step we felt was necessary in order to improve productivity and build a more sophisticated customer-specific sales force that will lead our growth initiatives in the future. Revenues were also impacted by the accelerated transition from analog to digital, resulting in analog pricing pressure and lower service volumes in de-emphasized copier segments, as well as the de-emphasis of the segment's wholesale operations. Included in this segment are revenues from our Canadian operations and other international locations except Europe. Canadian revenues decreased by $34,887 or 12.7% and other international revenues decreased by $4,000 or 17.1%. Operating income was $387,921 compared to $241,197 in the prior year. This increase was due mainly to higher costs in 1998 due to nonrecurring charges and productivity improvements.

IKON Europe

Revenues, including finance income, from our IKON Europe segment were $525,642 in fiscal 1999 versus $424,888 in fiscal 1998. This increase of $100,754, or 23.7%, is due primarily to the effects of fiscal 1998 and 1999 acquisitions. In fiscal 1999, we completed 6 acquisitions in Europe. Operating income was $28,148 compared to $31,734 in the prior year. This decrease was due to reduced equipment margins due to pricing pressures from direct competitors and the conversion of certain operating rentals to leases at more competitive prices.

Other

Other revenues were $600,673 in 1999 versus $555,552 in 1998. The increase of $45,121, or 8.1%, was mainly due to the impact of prior year acquisitions. Operating loss was $12,880 compared to $27,506 in the prior year. This improvement was due to a $20,000 loss from an asset impairment of a technology services company involved in software development recorded in fiscal 1998 offset by underperformance in certain technology services and BIS units in fiscal 1999.

     There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1999 compared to fiscal 1998.

Financial Condition and Liquidity

Net cash provided by operating activities in fiscal 2000 was $371,025. During the same period, the Company used $819,705 of cash in investing activities, which included net finance subsidiaries' use of $696,558, acquisition activity at a cash cost of $3,768, capital expenditures for property and equipment of $113,829 and capital expenditures for equipment on operating leases of $45,160. Cash provided by financing activities of $526,071 includes $51,257 repayments of corporate debt and net issuances of $655,081 in finance subsidiaries debt. Debt, excluding finance subsidiaries, was $825,706 at September 30, 2000, a decrease of $33,338 from the debt balance at September 30, 1999 of $859,044. Excluding finance subsidiaries' debt and the impact of short-term loans to our U.S. finance subsidiary, our debt to capital ratio was 36% at September 30, 2000 compared to 34% at September 30, 1999. The increase in the Company's assets compared to September 30, 1999 was due mainly to the repurchase of $275,000 of direct financing lease receivables in the first quarter of fiscal 2000 and a shift from off-balance sheet to on-balance sheet treatment of our asset securitizations. Restricted cash on the consolidated balance sheet represents cash collected on certain lease receivables, which must be used to repay the lease-backed notes.

     As of September 30, 2000, short-term borrowings supported by a $600,000 credit agreement totaled $13,400, leaving $586,600 unused and available. We also have $700,000 available for stock and/or debt

                 IKON Office Solutions, Inc. and Subsidiaries                 14
offerings under a shelf registration statement filed with the Securities and Exchange Commission.

     Finance subsidiaries' debt increased by $641,190 from September 30, 1999, as a result of the issuance of lease-backed notes offset by payments on medium term notes and bank borrowings. During fiscal 2000, our U.S. subsidiary ("IOSC") repaid $1,477,762 of debt and issued $1,194,849 of lease-backed notes and had $832,795 of new bank borrowings. At September 30, 2000, $568,500 of medium term notes were outstanding with a weighted interest rate of 6.6%. In October 1999, a portion of the cash received from the issuance of the lease-backed notes was used to repurchase the direct financing leases related to IOSC's previously existing $275,000 asset securitization program. In December 1999 and January 2000, IOSC entered into a new asset securitization under which it received cash of $250,000. This amount was repaid in June 2000 when the 2000-1 notes were issued. Also in June 2000, IOSC entered into a new asset securitization under which it received cash of $83,000. In September 2000, the Company pledged or transferred $608,548 in financing lease receivables for $499,795 in cash in connection with its revolving asset securitization agreements, in a transfer accounted for as a financing. As of September 30, 2000, the Company had $17,000 available under its revolving asset securitization agreements.

     On December 7, 2000, IKON Receivables, LLC publicly issued an additional $634,431 of lease-backed notes (the "2000-2 Notes") under its shelf registration statement. Class A-1 Notes totaling $193,532 have a stated interest rate of 6.66125%, Class A-2 Notes totaling $70,193 have a stated interest rate of 6.60%, Class A-3 Notes totaling $290,800 have a variable rate of LIBOR plus 0.23% (which has been fixed at 6.475% through an interest rate swap) and Class A-4 Notes totaling $79,906 have a variable rate of LIBOR plus 0.27% (which has been fixed at 6.475% through an interest rate swap). IOSC received approximately $633,001 in net proceeds from the sale of the 2000-2 Notes. The 2000-2 Notes are collateralized by a pool of office equipment leases or contracts and related assets, and the payments on the 2000-2 Notes are made from payments on the equipment leases. Future maturities on the 2000-2 Notes are $183,855, $175,834, $142,492, $89,900 and $42,350 in fiscal 2001, 2002, 2003, 2004 and 2005, respectively.

     We used the proceeds from the issuance of the 2000-2 Notes to pay $450,576 of our 6.6% asset securitization conduit financing debt that was due in fiscal 2001. The long-term portion of the 2000-2 Notes totaling $450,576 has been reclassified from current portion of long-term debt, finance subsidiaries to long-term debt, finance subsidiaries in the consolidated balance sheet.

     Future maturities of long-term debt finance subsidiaries, after giving effect for the reclassification described above, are $1,238,950, $726,088, $428,029, $199,505, $51,685 and $142 in fiscal 2001, 2002, 2003, 2004, 2005 and thereafter, respectively.

     The Company has also filed several shelf registration statements with the Securities and Exchange Commission to register the sale of 25,000 shares of common stock. Shares issued under the registration statements may be used for acquisitions. Approximately 18,970 shares have been issued under these shelf registrations through September 30, 2000, leaving approximately 6,030 shares available for issuance.

     During fiscal 2000, the Company repurchased approximately 5,439 shares of common stock for $26,841. At September 30, 2000, the Company had $60,436 available for common stock repurchases under our fiscal 2000 share repurchase authorization.

     The Company believes that its operating cash flow together with unused bank credit facilities and other financing arrangements will be sufficient to finance current operating requirements for fiscal 2001, including capital expenditures, dividends and the remaining accrued costs associated with the Company's restructuring charges.

Pending Accounting Changes

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" which will be effective for IKON's fiscal 2001. This standard, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. IKON anticipates that the adoption of SFAS 133 will result in the recording of a cumulative adjustment as of October 1, 2000 for the change in accounting required by SFAS 133. This adjustment is expected to increase current liabilities by approximately $9,400 and other comprehensive loss, net of tax, by approximately $5,600 as of October 1, 2000. No significant effects on future net income are expected as a result of adopting SFAS 133 because IKON's current hedging instruments are considered to be highly effective.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. Any change resulting from the application of SAB 101 will be reported as a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". In June 2000, the SEC issued SAB No. 101B, "Second
Amendment: Revenue Recognition in Financial Statements". SAB 101B delays the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We are required to begin reporting changes, if any, to our revenue recognition policy in the fourth quarter of fiscal year 2001. We are currently evaluating the effect, if any, the adoption of SAB 101 will have on our financial statements.

     In March 2000, FASB issued FASB Interpretation (FIN) 44, "Accounting for Certain Transactions involving Stock Compensation", which clarifies the application of Accounting Principles Board Opinion 25 for certain issues. The interpretation was generally effective July 1, 2000, except for certain provisions which were effective after December 15, 1998. The adoption of FIN 44 did not have a material impact on the Company's financial statements.

Financial Review

     In October 2000, the Emerging Issues Task Force (EITF) of FASB issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", and EITF 00-14, "Accounting for Certain Sales Incentives". EITF 00-10 addresses the income statement classification for shipping and handling fees and costs. EITF 00-14 addresses recognition, measurement, and income statement classification for certain sales incentives including discounts, coupons, rebates, and free products or services. The Company is currently examining its practices in light of this interpretive guidance and does not expect a material impact from the application of EITF 00-10 and EITF 00-14 beginning in the fourth quarter of fiscal 2001.

Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. We have no cash flow exposure due to interest rate changes for long-term debt obligations. We primarily enter into debt obligations to support general corporate purposes, including acquisitions, capital expenditures and working capital needs. Finance subsidiaries' long-term debt is used to fund the lease receivables portfolio. The carrying amounts for cash and cash equivalents, accounts receivable and notes payable reported in the consolidated balance sheets approximate fair value.

The table below presents principal amounts and related average interest rates by year of maturity for our long-term debt obligations at September 30, 2000:

                                              2001       2002      2003       2004       2005  Thereafter
---------------------------------------------------------------------------------------------------------
Long-term debt
   Fixed rate                           $  134,635   $  7,729  $  6,567  $   2,137   $125,128   $ 465,300
   Average interest rate                       8.6%       9.8%     10.6%      10.5%       7.0%        6.9%
   Variable rate                        $   41,994
   Average interest rate                       7.7%
---------------------------------------------------------------------------------------------------------
Long-term debt, finance subsidiaries
   Fixed rate                           $1,134,125   $550,254  $285,537  $ 109,605   $  9,335   $     142
   Average interest rate                       6.8%       6.8%      6.8%       6.7%       7.0%        7.5%
   Variable rate                        $  555,401
   Average interest rate                       7.3%
---------------------------------------------------------------------------------------------------------
Interest rate derivative financial
         instruments related to debt
   Interest rate swaps:
         Pay fixed/receive variable     $  597,395
   Average pay rate                            7.3%
   Average receive rate                        6.7%

                 IKON Office Solutions, Inc. and Subsidiaries                 16

The following table presents, as of September 30, 2000, the following information regarding the interest rate swap agreements to which we are a party:
(i) the notional amount of the agreement, (ii) the fixed interest rate payable by the Company, (iii) the variable interest rate payable to the Company by the counterparty under the agreement, (iv) the fair value of the instrument, and (v) the maturity date of the agreement.

         Notional Amount   Fixed Interest Rate       Variable Interest Rate     Fair Value       Maturity Date
-----------------------------------------------------------------------------------------------------------------
              C$  20,000               7.7400%             3 mo. BA + 30 bp      $     (52)           10/13/00
              C$  20,000               7.7150%             3 mo. BA + 30 bp      $     (52)           10/13/00
              C$  20,000               7.7100%             3 mo. BA + 30 bp      $     (52)           10/13/00
              C$  26,526               7.7000%             3 mo. BA + 30 bp      $     (68)           10/13/00
              C$  11,722               7.4300%             3 mo. BA + 30 bp      $     (24)           11/07/00
               $ 240,891               6.6300%                LIBOR + 36 bp      $     935            08/15/03
               $ 230,000               7.8020%                LIBOR + 19 bp      $  (3,992)           03/15/04
               $  84,510               7.8200%                LIBOR + 23 bp      $  (2,535)           09/15/06
-----------------------------------------------------------------------------------------------------------------

Foreign Exchange Risk

The Company has various non-U.S. operating locations which expose it to foreign exchange risk. However, translation of foreign financial statements into U.S. dollars have not had a significant effect on the results of operations. Foreign denominated intercompany debt borrowed in one currency and repaid in another may be fixed via currency swap agreements.

     The following table presents, as of September 30, 2000, the following information regarding the currency swap agreements to which we are a party: (i) the principal amount payable by the Company under the agreement, (ii) the principal amount receivable by the Company under the agreement, (iii) the fixed interest rate payable by the Company, (iv) the fixed interest rate receivable by the Company under the agreement, (v) the fair value of the instrument, and (vi) the maturity date of the agreement.

    Principal Payable   Principal Receivable   Fixed Rate Payable   Fixed Rate Receivable   Fair Value  Maturity Date
---------------------------------------------------------------------------------------------------------------------
             C$21,104             GBP 10,000                9.90%                   9.35%        $(809)      10/13/00
             C$21,104             GBP 10,000                9.90%                   9.32%        $(808)      10/13/00
             C$23,214             GBP 11,000                9.90%                   9.38%        $(794)      10/13/00
             C$21,104             GBP 10,000                9.90%                   9.37%        $(750)      10/13/00
             C$11,722             GBP  5,500                9.53%                   9.02%        $(363)      11/07/00
---------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Operations

                                                                      Fiscal Year Ended September 30
----------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                            2000              1999              1998
----------------------------------------------------------------------------------------------------------
Revenues
Net sales                                                  $2,794,882        $2,778,256        $2,916,068
Service and rentals                                         2,306,783         2,360,274         2,348,863
Finance income                                                345,280           297,072           267,794
----------------------------------------------------------------------------------------------------------
                                                            5,446,945         5,435,602         5,532,725
----------------------------------------------------------------------------------------------------------
Costs and Expenses
Cost of goods sold                                          1,864,318         1,861,024         1,942,744
Service and rental costs                                    1,393,093         1,373,097         1,418,463
Finance interest expense                                      167,700           126,676           129,148
Selling and administrative                                  1,785,751         1,823,083         1,947,856
Restructuring charges, net                                     51,249                              78,033
Asset impairment                                               53,919                              20,000
Shareholder litigation (insurance proceeds) settlement        (17,000)          101,106
----------------------------------------------------------------------------------------------------------
                                                            5,299,030         5,284,986         5,536,244
----------------------------------------------------------------------------------------------------------

Operating Income (Loss)                                       147,915           150,616            (3,519)
Gain on Sale of Investment                                      3,739
Interest Expense                                               69,821            71,225            70,668
----------------------------------------------------------------------------------------------------------
Income (Loss) From Continuing Operations
    Before Taxes on Income and Extraordinary Gain              81,833            79,391           (74,187)
Taxes on Income                                                55,873            45,555             8,863
----------------------------------------------------------------------------------------------------------
Income (Loss) From Continuing Operations
    Before Extraordinary Gain                                  25,960            33,836           (83,050)
Discontinued Operations, net of taxes of $1,111                 1,415
----------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Gain                        27,375            33,836           (83,050)
Extraordinary Gain from Early Extinguishment of Debt,
    net of taxes of $1,342                                      1,707
----------------------------------------------------------------------------------------------------------
Net Income (Loss)                                              29,082            33,836           (83,050)
----------------------------------------------------------------------------------------------------------

Less Preferred Dividends                                                                           19,540
----------------------------------------------------------------------------------------------------------
Net Income (Loss) Available to Common Shareholders         $   29,082        $   33,836        $ (102,590)
----------------------------------------------------------------------------------------------------------

Basic and Diluted Earnings (Loss) Per Common Share
Continuing Operations                                      $      .18        $      .23        $     (.76)
Discontinued Operations                                           .01
Extraordinary Gain                                                .01
----------------------------------------------------------------------------------------------------------
Net Income (Loss)                                          $      .20        $      .23        $     (.76)
----------------------------------------------------------------------------------------------------------

Cash Dividends Per Common Share                            $      .16        $      .16        $      .16

See notes to consolidated financial statements.

                    IKON Office Solutions, Inc. and Subsidiaries              18

Consolidated Balance Sheets


                                                                                             September 30
------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                         2000              1999
------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                       $    78,118     $       3,386
Restricted cash                                                                      91,914            29,625
Accounts receivable, less allowances of: 2000 - $35,322; 1999 - $43,543             723,051           725,308
Finance receivables, net                                                          1,087,215           887,396
Inventories                                                                         321,471           338,947
Prepaid expenses and other current assets                                           102,196           111,386
Deferred taxes                                                                      108,578           137,853
------------------------------------------------------------------------------------------------------------------
Total current assets                                                              2,512,543         2,233,901
------------------------------------------------------------------------------------------------------------------

Long-Term Finance Receivables, net                                                2,084,102         1,677,230

Equipment on Operating Leases,
   net of accumulated amortization of: 2000 - $144,117; 1999- $157,750               72,595            87,496

Property and Equipment, net                                                         246,006           259,815

Goodwill, net                                                                     1,318,197         1,385,295

Other Assets                                                                        129,142           157,576
------------------------------------------------------------------------------------------------------------------
Total Assets                                                                    $ 6,362,585     $   5,801,313
------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current portion of long-term debt                                               $   176,629     $      95,262
Current portion of long-term debt, finance subsidiaries                           1,238,950           974,033
Notes payable                                                                        42,216            44,968
Trade accounts payable                                                              226,838           169,763
Accrued salaries, wages and commissions                                             143,644           128,501
Deferred revenues                                                                   195,790           205,654
Other accrued expenses                                                              284,464           311,758
Accrued shareholder litigation settlement                                                             117,652
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         2,308,531         2,047,591
------------------------------------------------------------------------------------------------------------------

Long-Term Debt                                                                      606,861           718,814

Long-Term Debt, Finance Subsidiaries                                              1,405,449         1,029,176

Deferred Taxes                                                                      415,656           375,007

Other Long-Term Liabilities                                                         184,996           170,185

Commitments and Contingencies (Note 8)

Shareholders' Equity
Common stock, no par value: authorized 300,000 shares
   Issued: 2000 - 150,296 shares; 1999 -149,271 shares
   Outstanding: 2000 - 143,826 shares; 1999 - 148,738 shares                      1,013,750         1,008,392
Series 12 preferred stock, no par value: authorized 480 shares
   Issued and Outstanding: 2000 - 0 shares; 1999 - 0 shares
Unearned compensation                                                                (6,814)           (5,513)
Retained earnings                                                                   468,770           464,150
Accumulated other comprehensive loss                                                 (7,773)           (4,922)
Cost of common shares in treasury: 2000 - 5,430 shares; 1999 - 53 shares            (26,841)           (1,567)
------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                        1,441,092         1,460,540
------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                      $ 6,362,585     $   5,801,313
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows


Fiscal Year Ended September 30
------------------------------------------------------------------------------------------------------------------
(in thousands)                                                               2000           1999              1998
------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net Income (loss)                                                 $     29,082   $     33,836      $    (83,050)
   Additions (deductions) to reconcile net income (loss) to net cash provided by operating activities of continuing operations:
        Depreciation                                                      133,012        134,638           140,101
        Amortization                                                       62,082         62,226            62,424
        Provisions for losses on accounts receivable                       21,631         31,765            47,052
        Provision for deferred income taxes                                57,409         24,971             9,500
        Provision for lease default reserves                               61,740         62,790            94,768
        Restructuring and asset impairment charges                        105,168                           20,000
        Gain on asset securitization                                          (73)       (26,856)           (5,064)
        Extraordinary gain on early extinguishment of debt                 (3,049)
        Gain on sale of investment                                         (3,739)
        Write-off of abandoned software and other assets                                                     5,987
        Shareholder litigation settlement                                                101,106
        Changes in operating assets and liabilities, net
           of effects from acquisitions and divestitures:
               (Increase) decrease in accounts receivable                 (25,668)        41,154           (43,146)
               Decrease in inventories                                     12,982         93,821            23,078
               Decrease in prepaid expenses and other current assets        9,270         22,913               981
               Increase (decrease) in accounts payable, deferred
                        revenues and accrued expenses                      49,955        (64,789)           65,702
               Decrease in accrued shareholder litigation settlement     (117,652)
               Decrease in accrued restructuring                          (21,471)
        Other                                                               2,872          2,048             8,124
------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities of
               continuing operations                                      373,551        519,623           346,457
           Gain from discontinued operations                               (2,526)
------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                      371,025        519,623           346,457
------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
   Cost of companies acquired, net of cash acquired                        (3,768)       (30,065)          (82,642)
   Expenditures for property and equipment                               (113,829)      (103,462)         (119,680)
   Expenditures for equipment on operating leases                         (45,160)       (52,382)          (92,489)
   Proceeds from sale of property and equipment                            18,170         19,347            18,907
   Proceeds from sale of property and equipment on operating leases        15,390         21,573            19,611
   Finance receivables--additions                                      (1,941,479)    (1,415,672)       (1,574,252)
   Finance receivables--collections                                     1,494,374        968,248           860,889
   Proceeds from sale of finance subsidiaries' lease receivables           25,547        467,394           229,359
   Repurchase of finance subsidiaries' lease receivables                 (275,000)      (250,000)
   Other                                                                    6,050             32            (1,000)
------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                         (819,705)      (374,987)         (741,297)
------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Proceeds from:
     Issuance of long-term debt                                            35,340         93,065           262,503
     Option exercises and sale of treasury shares                             215          5,117            19,911
   Repayments of short-term borrowings, net                                  (470)       (45,817)         (175,704)
   Long-term debt repayments                                              (51,257)       (51,191)          (36,785)
   Finance subsidiaries' debt--issuance                                 2,139,318        866,577           868,483
   Finance subsidiaries' debt--repayments                              (1,484,237)      (962,195)         (513,417)
   Dividends paid                                                         (23,708)       (23,689)          (41,140)
   Deposit to restricted cash                                             (62,289)       (29,625)
   Purchase of treasury shares                                            (26,841)        (2,813)           (4,013)
------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities            526,071       (150,571)          379,838
------------------------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash and cash equivalents            (2,659)         8,358            (5,376)

Net increase (decrease) in cash and cash equivalents                       74,732          2,423           (20,378)
Cash and cash equivalents  at beginning of year                             3,386            963            21,341
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents  at end of year                            $     78,118   $      3,386      $        963
==================================================================================================================

See notes to consolidated financial statements.

                   IKON  Office Solutions, Inc. and Subsidiaries              20

Consolidated Statements of Changes in Shareholders' Equity

Fiscal Year Ended September 30                            2000                      1999                      1998
--------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)              Shares       Amounts      Shares        Amounts      Shares     Amounts
--------------------------------------------------------------------------------------------------------------------------
Series BB Conversion Preferred Stock
Balance, beginning of year                                                    3,877    $   290,170       3,877    $290,170
Preferred Stock Conversion                                                   (3,877)      (290,170)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                                     3,877    $290,170
--------------------------------------------------------------------------------------------------------------------------

Common Stock
Balance, beginning of year                        149,271    $1,008,392     137,139    $   689,195     135,705    $677,681
Series BB Preferred Stock Conversion                                          9,682        290,170
Mergers, acquisitions and other                       465         3,500       1,970         21,526       1,434       9,648
Stock awards granted                                  701         5,172         480          7,603
Stock awards earned                                   (13)         (187)
Stock awards cancelled                               (128)       (1,706)
Tax (charge) benefit relating to stock plans                     (1,421)                      (102)                  1,866
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                              150,296    $1,013,750     149,271     $1,008,392     137,139    $689,195
--------------------------------------------------------------------------------------------------------------------------

Unearned Compensation
Balance, beginning of year                                   $   (5,513)
Stock awards granted                                             (5,172)                $   (7,603)
Amortization                                                      2,165                      1,503
Awards cancelled                                                  1,706                        587
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $   (6,814)                $   (5,513)
--------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Balance, beginning of year                                   $  464,150                 $  455,089                $575,874
Net income (loss)                                                29,082                     33,836                 (83,050)
Cash dividends declared:
   Series BB preferred stock, per share:
      1998--$5.04                                                                                                  (19,540)
   Common stock, per share: 2000 - $.16;
      1999--$.16; 1998 - $.16                                   (23,708)                   (23,689)                (21,600)
Issuance of treasury shares and other                              (754)                    (1,086)                  3,405
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $  468,770                $   464,150                $455,089
--------------------------------------------------------------------------------------------------------------------------

Accumulated Other Comprehensive Loss
Balance, beginning of year                                   $   (4,922)               $    (3,511)               $ (1,956)
--------------------------------------------------------------------------------------------------------------------------
Translation adjustment                                           (4,333)                    (1,280)                 (1,264)
Minimum pension liability adjustment                              1,482                       (131)                   (291)
--------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                         (2,851)                    (1,411)                 (1,555)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $   (7,773)               $    (4,922)               $ (3,511)
--------------------------------------------------------------------------------------------------------------------------

Cost of Common Shares in Treasury
Balance, beginning of year                             53    $   (1,567)        124    $    (3,655)      2,401    $(60,121)
Purchases                                           5,439       (26,841)          8           (168)        178      (4,013)
Reissued for:
   Exercise of options                                                          (41)         1,301        (377)      9,346
   Sales to employee stock plans                      (26)          632         (18)           491        (485)     11,802
   Mergers, acquisitions and other                    (36)          935         (20)           464      (1,593)     39,331
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                5,430    $  (26,841)         53    $    (1,567)        124    $ (3,655)
--------------------------------------------------------------------------------------------------------------------------

Comprehensive Income (Loss)
Net income (loss)                                            $   29,082                $    33,836                $(83,050)
Other comprehensive loss per above                               (2,851)                    (1,411)                 (1,555)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $   26,231                $    32,425                $(84,605)
--------------------------------------------------------------------------------------------------------------------------

Components of Accumulated Other
   Comprehensive Loss
Accumulated translation                                      $   (7,605)               $    (3,272)               $ (1,992)
Minimum pension liability                                          (168)                    (1,650)                 (1,519)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                         $   (7,773)               $    (4,922)               $ (3,511)
--------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

IKON Office Solutions, Inc. ("IKON" or "the Company") is a leading provider of products and services that help businesses communicate. IKON provides customers with total business solutions for every office, production and outsourcing need, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal outsourcing solutions, as well as network design and consulting, e-business development, telecommunications services and technology training. References herein to "we", "us" or "our" refer to IKON and its subsidiaries unless the context specifically requires otherwise. We have locations throughout the United States, Canada, Mexico and Europe.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and notes. Actual results could differ from those estimates and assumptions.

Revenue Recognition

Revenues are recognized at the time of shipment of products or performance of services. Revenues from service contracts and rentals are recognized over the term of the contract. The present value of payments due under sales-type lease contracts is recorded as revenue and cost of goods sold is charged with the book value of the equipment at the time of shipment. Finance income is recognized over the related lease term.

Advertising

Advertising costs are expensed the first time the advertisement is run.

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market using the average cost or specific identification methods and consist of finished goods available for sale.

Property and Equipment

Property and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows: equipment on operating leases-- 3-5 years; production equipment-- 5 years; furniture and office equipment--3-7 years; capitalized software-- 3-5 years; leasehold improvements--shorter of the asset life or term of lease; and buildings-- 20 years. Maintenance and repairs are charged to operations; replacements and betterments are capitalized.

Goodwill

Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over periods ranging from 25 to 40 years using the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, we will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Accumulated amortization of goodwill at September 30, 2000 and 1999 was $228,267 and $186,000, respectively.

Environmental Liabilities

Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with the Company's capitalization policy for property and equipment. Expenditures that result from the remediation of an existing condition caused by past operations and that do not contribute to current or future revenues are expensed. Liabilities are recognized for remedial activities based on management's best estimate of our aggregate environmental exposure. Recoveries of expenditures are recognized as receivables when they are estimable and probable. Estimated liabilities are not discounted to present value.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S.
dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net income.

                 IKON Office Solutions, Inc. and Subsidiaries                 22

Financial Instruments

Derivative financial instruments are utilized to reduce foreign currency and interest rate risk. We do not enter into financial instruments for trading or speculative purposes. Interest rate swap agreements are used as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional amount upon which the payments are based. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued expenses. The interest rate swap agreements are designated as hedges. Currency swap agreements are used to manage exposure relating to certain intercompany debt denominated in one foreign currency that will be repaid in another foreign currency. Currency swap agreements are designated as hedges of firm commitments to pay interest and principal on debt, which would otherwise expose us to foreign currency risk. Currency translation gains and losses on the principal swapped are offset by corresponding translation gains and losses on the related foreign denominated assets. Gains and losses on terminations of interest rate and currency swap agreements are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of operations at the time of extinguishment.

Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Pending Accounting Changes

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities" which will be effective for IKON's fiscal 2001. This standard, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. IKON anticipates that the adoption of SFAS 133 will result in the recording of a cumulative adjustment as of October 1, 2000 for the change in accounting required by SFAS 133. This adjustment is expected to increase current liabilities by approximately $9,400 and other comprehensive loss, net of tax, by approximately $5,600 as of October 1, 2000. No significant effects on future net income are expected as a result of adopting SFAS 133 because IKON's current hedging instruments are considered to be highly effective.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements. Any change resulting from the application of SAB 101 will be reported as a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". In June 2000, the SEC issued SAB No. 101B, "Second
Amendment: Revenue Recognition in Financial Statements". SAB 101B delays the implementation of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We are required to begin reporting changes, if any, to our revenue recognition policy in the fourth quarter of fiscal year 2001. We are currently evaluating the effect, if any, the adoption of SAB 101 will have on our financial statements.

     In March 2000, FASB issued FASB Interpretation (FIN) 44, "Accounting for Certain Transactions involving Stock Compensation", which clarifies the application of Accounting Principles Board Opinion 25 for certain issues. The interpretation was generally effective July 1, 2000, except for certain provisions which were effective after December 15, 1998. The adoption of FIN 44 did not have a material impact on the Company's financial statements.

     In October 2000, the Emerging Issues Task Force (EITF) of FASB issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", and EITF 00-14, "Accounting for Certain Sales Incentives". EITF 00-10 addresses the income statement classification for shipping and handling fees and costs. EITF 00-14 addresses recognition, measurement, and income statement classification for certain sales incentives including discounts, coupons, rebates, and free products or services. The Company is currently examining its practices in light of this interpretive guidance and does not expect a material impact from the application of EITF 00-10 and EITF 00-14 beginning in the fourth quarter of fiscal 2001.

2. RESTRUCTURING AND ASSET

IMPAIRMENT CHARGES

In the first quarter of fiscal 2000, the Company announced plans to improve performance and efficiency and incurred a total pre-tax restructuring and asset impairment charge (the "first quarter charge") of $105,340 ($78,479 after-tax, or $0.52 per share on a basic and diluted basis). These actions addressed under-performance in certain Technology Services, Business Document Services, and Business Information Services locations as well as the Company's desire to strategically position these businesses for integration and profitable growth. Plans included consolidating or disposing of certain under-performing and non-core locations; implementing productivity enhancements through the consolidation and centralization of activities in inventory management, purchasing, finance/accounting and other administrative functions; and consolidating real estate through the co-location of business units as well as the disposition of unproductive real estate. In the fourth quarter of fiscal 2000, the Company determined that some first quarter restructuring initiatives would not require the level of spending that had been originally estimated, and certain other initiatives would not be implemented due to changing business dynamics. Based on the

Notes to Consolidated Financial Statements


Company's fourth quarter estimates, $15,961 was reversed from the first quarter charge and the total amount of the charge was adjusted to $89,379 ($66,587 after-tax, or $0.45 per share on a basic and diluted basis). Also, in the fourth quarter of fiscal 2000, the Company announced plans to address the changing market conditions impacting Technology Services, IKON North America, and Outsourcing locations and incurred a total pre-tax restructuring and asset impairment charge (the "fourth quarter charge") of $15,789 ($12,353 after-tax, or $0.08 per share on a basic and diluted basis).

     The pre-tax components of the restructuring and asset impairment charges in fiscal 2000 were as follows:

                                                    First     Adjustment to          Adjusted       Fourth          Total
                                                  Quarter     First Quarter     First Quarter      Quarter    Fiscal 2000
Type of Charge                                     Charge            Charge            Charge       Charge        Charges
--------------------------------------------------------------------------------------------------------------------------
Restructuring Charge:
     Severance                                   $ 16,389         $  (1,784)         $ 14,605    $   6,092       $ 20,697
     Contractual Commitments                       37,403           (14,177)           23,226        7,326         30,552
--------------------------------------------------------------------------------------------------------------------------
          Total Restructuring Charge               53,792           (15,961)           37,831       13,418         51,249
--------------------------------------------------------------------------------------------------------------------------
Asset Impairment Charge:
     Fixed Assets                                  12,668                              12,668        2,371         15,039
     Goodwill and Intangibles                      38,880                              38,880                      38,880
--------------------------------------------------------------------------------------------------------------------------
          Total Asset Impairment Charge            51,548                              51,548        2,371         53,919
--------------------------------------------------------------------------------------------------------------------------
          Total Charge                           $105,340         $ (15,961)         $ 89,379    $  15,789       $105,168
--------------------------------------------------------------------------------------------------------------------------

     The employees and locations affected by the charges described above were as follows:

                                                                                                              Remaining
                                                 Employees             Employee                            Employees to
                                                  Affected         Terminations         Adjustment        be Terminated
--------------------------------------------------------------------------------------------------------------------------
First Quarter Terminations                           1,938              (1,000)              (538)                  400
Fourth Quarter Terminations                            380                                                          380

                                                                                                              Remaining
                                                     Sites                Sites                                Sites to
                                                  Affected               Closed         Adjustment            be Closed
---------------------------------------------------------------------------------------------------------------------------
First Quarter Closures                                24                 (18)                (2)                  4
Fourth Quarter Closures                                5                                                          5

     The actions related to the first quarter and fourth quarter charges are expected to be completed by the end of the first quarter in fiscal 2001 and the fourth quarter in fiscal 2001, respectively.

     The following presents a reconciliation of the original components of the pre-tax first quarter restructuring charge to the balance remaining at September 30, 2000, which is included in other accrued expenses on the consolidated balance sheet:

                               Balance                                               Adjustment to              Balance
                         September 30,       First Quarter             Payments      First Quarter         September 30,
                                 1999               Charge          Fiscal 2000             Charge                 2000
-----------------------------------------------------------------------------------------------------------------------------
Severance                   $     --             $16,389             $10,616         $   (1,784)             $   3,989
Contractual Commitments           --              37,403              12,786            (14,177)                10,440
-----------------------------------------------------------------------------------------------------------------------------
Total                       $     --             $53,792             $23,402         $  (15,961)             $  14,429
-----------------------------------------------------------------------------------------------------------------------------

     The following presents a reconciliation of the original components of the pre-tax fourth quarter restructuring charge to the balance remaining at September 30, 2000, which is included in other accrued expenses on the consolidated balance sheet:

                                                   Balance                                                      Balance
                                              September 30,      Fourth Quarter           Payments         September 30,
                                                      1999               Charge        Fiscal 2000                 2000
-----------------------------------------------------------------------------------------------------------------------------
Severance                                          $  --             $ 6,092                                   $ 6,092
Contractual Commitments                               --               7,326            $    41                  7,285
-----------------------------------------------------------------------------------------------------------------------------
Total                                              $  --             $13,418            $    41                $13,377
-----------------------------------------------------------------------------------------------------------------------------

                 IKON Office Solutions, Inc. and Subsidiaries                 24

     In October 1996, we purchased a software development company that we believed to be a strategic fit with our system integration companies. In fiscal 1998, this company experienced operating losses and negative cash flows from operations. During the third quarter of fiscal 1998, we evaluated projections that indicated this trend was expected to continue. We concluded that the carrying amounts of the goodwill and other long-lived assets were not recoverable, and in accordance with our accounting policy, recorded an impairment loss of $20,000. This company was closed in fiscal 1999.

     In September 1995, we announced a transformation program to change our organization into a more cohesive and efficient network by building a uniform information technology system and implementing best practices for critically important management functions throughout the IKON companies. We completed the transformation program as of September 30, 1998. The transformation involved a variety of activities, including consolidating purchasing, inventory control, logistics and other activities into thirteen customer service centers in the U.S., establishing a single financial processing center, building a common information technology system, adopting a common name and common benefit programs. Transformation costs for fiscal 1998 of $78,033 relate principally to severance and other employee-related costs, including temporary labor of $47,159, facility consolidation costs, including lease buyouts and write-offs of leasehold improvements of $25,233, and technology conversion costs of $5,641. Cash of $2,967 was expended during fiscal 2000 reducing the severance and lease buyout accruals to $2,006 and $3,345, respectively, at September 30, 2000. Cash of $11,768 was expended during fiscal 1999 reducing the severance and lease buyout accruals to $3,325 and $4,993, respectively, at September 30, 1999.

3. ACQUISITIONS

We made 2 acquisitions in fiscal 2000 for an aggregate purchase price of $2,132 in cash. Total assets related to fiscal 2000 acquisitions were $2,427, including goodwill of $2,008. An additional $5,213 was paid and capitalized in fiscal 2000 relating to prior years' acquisitions.

     In fiscal 1999, we made 6 acquisitions for an aggregate purchase price of $19,332 in cash. Total assets related to fiscal 1999 acquisitions were $32,425, including goodwill of $23,017. An additional $22,454 was paid and capitalized in fiscal 1999 relating to prior years' acquisitions.

     In fiscal 1998, we made 34 acquisitions for an aggregate purchase price of $99,408 in cash and stock. Total assets related to these acquisitions were $157,595, including goodwill of $94,769. An additional $29,829 was paid and capitalized in fiscal 1998 relating to prior years' acquisitions.

     All acquisitions were accounted for under the purchase method of accounting and are included in results of operations from their dates of acquisition. Certain acquisition agreements contained earn out provisions which provided for additional payments in cash or stock. Amounts paid under these agreements have been included in goodwill.

     Had the acquisitions been made at the beginning of the fiscal year prior to their acquisition, unaudited pro forma results from continuing operations would have been:


Fiscal Year Ended September 30
(unaudited)                                         2000             1999             1998
-----------------------------------------------------------------------------------------------
Revenues                                      $5,447,876      $ 5,443,760      $ 5,678,266
Income (loss) from
   continuing operations                          25,970           34,141          (85,542)
Earnings (loss) per share
   from continuing operations:
   Basic and Diluted                                0.18             0.23            (0.75)

4. FINANCE RECEIVABLES

Our wholly owned finance subsidiaries are engaged in purchasing office equipment from our marketplaces and leasing the equipment to customers under direct financing leases.

     Components of finance receivables, net, are as follows:

September 30                                                         2000             1999
------------------------------------------------------------------------------------------------
Gross receivables                                             $ 3,445,536      $ 2,788,336
Unearned income                                                  (576,839)        (496,096)
Unguaranteed residuals                                            377,412          347,170
Lease default reserve                                             (74,792)         (74,784)
------------------------------------------------------------------------------------------------
Lease receivables                                               3,171,317        2,564,626
Less: Current portion                                           1,087,215          887,396
------------------------------------------------------------------------------------------------
Long-term finance receivables                                 $ 2,084,102      $ 1,677,230
------------------------------------------------------------------------------------------------

     At September 30, 2000, future minimum payments to be received under direct financing leases were: 2001--$1,271,006; 2002--$1,012,259; 2003--$686,372;
2004--$351,995; 2005--$123,174 thereafter--$730; while future minimum lease payments to be received under operating leases were: 2001--$26,091; 2002--$18,865; 2003--$11,623; 2004--$5,738; 2005--$1,716; thereafter--$4.

     In December 1998, our U.S. finance subsidiary IOS Capital, Inc. ("IOSC") entered into an asset securitization transaction whereby it sold $366,600 in direct financing lease receivables for $250,000 in cash and a retained interest in the remainder. The agreement is for an initial three-year term with certain renewal provisions and was structured as a revolving asset securitization so that as collections reduce previously sold interests in this new pool of leases, additional leases can be sold up to $250,000. The terms of the agreement require that IOSC continue to service the lease portfolio. IOSC recognized a pretax gain of $14,333 during the first quarter of fiscal 1999 on this agreement. On May 25, 1999, IOSC repurchased the leases sold in this transaction with the proceeds from the lease-backed notes described in Note 6 to the consolidated financial statements.

     On December 9, 1999, IOSC pledged or transferred $311,382 in financing lease receivables for $247,600 in cash in connection with its revolving asset securitization, in a transfer accounted for as a financing.

Notes to Consolidated Financial Statements

On January 20, 2000, IOSC pledged or transferred $2,860 in financing lease receivables for $2,400 in cash in connection with its revolving asset securitization, in a transfer accounted for as a financing. IOSC repaid $250,000 on June 2, 2000 when it issued the 2000-1 Notes described in Note 6 to the consolidated financial statements. On June 30, 2000, IOSC pledged or transferred $98,907 in financing lease receivables for $83,000 in cash in connection with its revolving asset securitization, in a transfer accounted for as a financing. In September 2000, IOSC pledged or transferred $193,705 in financing lease receivables for $150,000 in cash in connection with its revolving asset securitization agreements, in a transfer accounted for as a financing. As of September 30, 2000, the Company had $17,000 available under this revolving asset securitization agreement.

     In September 2000, IOSC entered into another asset securitization transaction whereby it sold $414,843 in direct financing lease receivables for $349,795 in cash and a retained interest in the remainder. The agreement is for an initial three-year term with certain renewal provisions and was structured as a revolving asset securitization so that as collections reduce previously sold interests in this new pool of leases, additional leases can be sold up to $349,795. The terms of the agreement require that IOSC continue to service the lease portfolio. As of September 30, 2000, this revolving asset securitization agreement facility was fully drawn.

     IOSC has entered into asset securitization agreements for $275,000 of eligible direct financing lease receivables that expire in March 2000 ($125,000) and September 2000 ($150,000). The agreements contain overcollateralization to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to the agreement amount. In fiscal 1999, IOSC sold an additional $152,098 in leases, replacing leases paid/collected during the year and recognized pretax gains of $12,121. On October 7, 1999, these leases were repurchased with a portion of the proceeds received from the issuance of approximately $700,000 of lease-backed notes.

     The changes in the finance subsidiaries servicing liabilities relating to the asset securitization agreements for the fiscal years ended September 30, 2000 and 1999, are as follows:

                                                   2000        1999
----------------------------------------------------------------------
Beginning of period                             $ 9,606    $ 10,365
Additions                                                     3,841
Less: Impact of repurchase of leases              9,561
Less: Amortization                                   45       4,600
----------------------------------------------------------------------
Balance at September 30                         $    --    $  9,606
----------------------------------------------------------------------

5. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of:

September 30                                       2000        1999
----------------------------------------------------------------------
Land                                           $  5,629    $  6,395
Buildings and leasehold improvements             97,312      92,546
Production equipment                             39,540      52,289
Furniture, office equipment and
   capitalized software                         393,063     384,074
----------------------------------------------------------------------
                                                535,544     535,304
Less: accumulated depreciation                  289,538     275,489
----------------------------------------------------------------------
                                               $246,006    $259,815
----------------------------------------------------------------------

6. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consisted of:

September 30                                       2000        1999
----------------------------------------------------------------------
Notes payable to banks at average
   interest rate:  2000 - 8.0%;
   1999 - 5.6%                                 $ 41,626    $ 42,427
Other notes payable at average interest
   rate: 2000 - 8.9%; 1999 - 8.3%                   590       2,541
----------------------------------------------------------------------
                                               $ 42,216    $ 44,968
----------------------------------------------------------------------

Long-term debt consisted of:

September 30                                       2000        1999
----------------------------------------------------------------------
Bond issue at stated interest rate of
   6.75%, net of discount (2000 - $4,287;
   1999 - $4,351), due 2025, effective
   interest rate of 6.85%                      $295,713    $295,649
Bond issue at stated interest rate of
   6.75%, net of discount (2000 - $194;
   1999 - $234), due 2004, effective
   interest rate of 6.76%                       124,806     124,766
Bond issue at stated interest rate of 7.3%,
   net of discount (2000 - $593;
   1999 - $652), due 2027, effective
   interest rate of 7.34%                       114,407     124,348
Bond issue at stated interest rate
   of 8.875% due 2001                            43,819      43,819
Private placement debt at average
   interest rate of 7.2%, due 2005               55,000      55,000
Bank debt at average interest rate of 7.7%,
   due 2000                                      41,994      45,298
Sundry notes, bonds and mortgages
   at average interest rate: 2000 - 8.1%;
   1999 - 5.9%, due 2000-2005                    97,602     104,427
Present value of capital lease obligations
   (gross amount: 2000 - $15,444;
   1999 - $24,925)                               10,149      20,769
----------------------------------------------------------------------
                                                783,490     814,076
Less: current maturities                        176,629      95,262
----------------------------------------------------------------------
                                               $606,861    $718,814
----------------------------------------------------------------------

               IKON Office Solutions, Inc. and Subsidiaries                  26

   After giving effect to interest rate swaps, the average effective interest rate on our long-term bank debt of $41,994 was 7.7% at both September 30, 2000 and 1999 compared to average variable rates of 6.2% and 5.1% at September 30, 2000 and September 30, 1999, respectively.

   In the third quarter of fiscal 2000, we repurchased $10,000 par value of our 7.30% bonds due November 1, 2027 and recognized an extraordinary gain of $3,049 ($1,707 after-tax), or $0.01 per common share.

Long-term debt, finance subsidiaries consisted of:

September 30                                        2000         1999
-------------------------------------------------------------------------
Medium term notes at average
         interest rate: 2000 - 6.6%;
         1999 - 6.5%, due 2001-2005           $  568,500   $1,242,850
Lease-backed notes at average
         interest rate: 2000 - 6.8%;
         1999 - 5.7%, due 2000-2006            1,267,641      622,948
Asset securitization conduit financing
         at average interest rate of 6.6%,
         due 2000                                582,795
Notes payable to banks at average
         interest rate: 2000 - 7.4%;
         1999 - 7.1%, due 2001-2006              225,463      137,411
-------------------------------------------------------------------------
                                               2,644,399    2,003,209
Less: current maturities                       1,689,526      974,033
-------------------------------------------------------------------------
                                              $  954,873   $1,029,176
-------------------------------------------------------------------------

   After giving effect to interest rate swaps on finance subsidiaries debt, the average effective interest rate on $555,401 of our lease-backed notes was 7.3% and 5.8% at September 30, 2000 and 1999, respectively, compared to average variable rates of 6.7% and 5.7% at September 30, 2000 and 1999, respectively.

   Long-term debt and long-term debt, finance subsidiaries mature as follows:

                                            Long-Term        Long-Term Debt,
                                                 Debt                Finance
                                                                Subsidiaries
--------------------------------------------------------------------------------
(fiscal year)
2001                                       $  176,629             $1,689,526
2002                                            7,729                550,254
2003                                            6,567                285,537
2004                                            2,137                109,605
2005                                          125,128                  9,335
2006 - 2027                                   465,300                    142

   Maturities of lease-backed notes are based on contractual maturities of leases.

   On January 16, 1998, our credit agreement with several banks was amended to increase the amount available from $400,000 to $600,000 and to extend the termination to January 16, 2003. There were no other significant changes to the terms of the agreement. The agreement includes a facility fee that could range from 6.25 to 10.0 basis points per annum on the commitment (8.5 basis points per annum at September 30, 2000), based upon our current long-term debt rating. The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates. At September 30, 2000 short-term borrowings supported by the credit agreement totaled $13,400, leaving $586,600 unused and available.

   IOSC may offer notes to the public from time to time under its medium term notes program. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of IOSC, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance.

   IKON Receivables, LLC (an affiliate of IOSC) has issued Series 1999-1, 1999-2, and 2000-1 Lease-Backed Notes as described below:


                                         Issuance                Principal         Interest               Stated
Series                      Notes            Date          Issuance Amount             Rate        Maturity Date
----------------------------------------------------------------------------------------------------------------------
1999-1                  Class A-1        05/25/99               $  304,474            5.11%           June, 2000
                        Class A-2        05/25/99                   61,579            5.60%            May, 2005
                        Class A-3        05/25/99                  304,127            5.99%            May, 2005
                        Class A-4        05/25/99                   81,462            6.23%            May, 2005
----------------------------------------------------------------------------------------------------------------------
Sub-Total                                                          751,642
----------------------------------------------------------------------------------------------------------------------
1999-2                  Class A-1        10/07/99                  235,326          6.14125%           Oct, 2000
                        Class A-2        10/07/99                   51,100             6.31%           May, 2001
                        Class A-3a       10/07/99                  100,000             6.59%           Aug, 2003
                        Class A-3b       10/07/99                  240,891     LIBOR + 0.36%           Aug, 2003
                        Class A-4        10/07/99                   72,278             6.88%           Nov, 2005
----------------------------------------------------------------------------------------------------------------------
Sub-Total                                                          699,595
----------------------------------------------------------------------------------------------------------------------
2000-1                  Class A-1        06/02/00                  130,000          6.99625%          June, 2001
                        Class A-2        06/02/00                   54,000          7.51000%         March, 2002
                        Class A-3        06/02/00                  230,000     LIBOR + 0.19%         March, 2004
                        Class A-4        06/02/00                   84,510     LIBOR + 0.23%          Sept, 2006
----------------------------------------------------------------------------------------------------------------------
Sub-Total                                                          498,510
----------------------------------------------------------------------------------------------------------------------
   Total Issued                                                $ 1,949,747
----------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

    IKON Receivables, LLC has issued the following aggregate principal amounts of Lease-Backed Notes: $751,642 for 1999-1 Notes, $699,595 for 1999-2 Notes and $498,510 for 2000-1 Notes, (the "Notes") on May 25, 1999, October 7, 1999, and
June 2, 2000, respectively. The Notes were issued pursuant to an Indenture between IKON Receivables, LLC, IOSC, and Bank of New York (successor in interest to Harris Trust and Savings Bank), as Indenture Trustee on the 1999-1 Notes and the 1999-2 Notes, and Bank One Trust Company, as Indenture Trustee on the 2000-1 Notes. The Notes are collateralized by a pool of office equipment leases or contracts and related assets acquired or originated by IOSC (together with the equipment financing portion of each periodic lease or rental payment due under the Leases on or after the related indenture date) (the "Leases") and all related casualty payments, retainable deposits, and termination payments. Payments on the Notes are made from payments on the Leases. The Notes have certain credit enhancement features available to noteholders, including reserve accounts, overcollateralization accounts and noncancellable insurance policies from Ambac Assurance Corporation with respect to the Notes.

    The Notes bear interest from the related issuance date at the stated rates specified above. The variable rate 1999-2 Class A-3b, 2000-1 Class A-3 and 2000-1 Class A-4 Notes have been fixed at 6.63%, 7.802%, 7.82%, respectively, through interest rate swaps. On each payment date, to the extent funds are available from the collection of the lease receivables, principal payments will be made to noteholders in the following priority: (i) to the Class A-1 noteholders only, until the outstanding principal amount on the Class A-1 Notes has been reduced to zero, then (ii) to the Class A-2 noteholders only, until the outstanding principal amount on the Class A-2 Notes has been reduced to zero, then (iii) to the Class A-3 noteholders only, until the outstanding principal amount on the Class A-3 Notes has been reduced to zero, and then (iv) to the Class A-4 noteholders, until the outstanding principal amount on the Class A-4 Notes has been reduced to zero. Each class of Notes will be payable in full on the applicable stated maturity date as indicated above. However, if all payments are made on the Leases as scheduled, final payment on the Notes will be earlier than the stated maturity dates. IKON Receivables, LLC may, on any payment date, redeem the Notes when the total discounted lease balance is less than or equal to 10% of the total discounted lease balance as of related Indenture date.

    IOSC services the Leases pursuant to Assignment and Servicing Agreements by and among IOSC, as originator and servicer, IKON Receivables-1, LLC, as seller, and IKON Receivables, LLC, as issuer. IOSC may delegate its servicing responsibilities to one or more sub-servicers, but such delegation does not relieve IOSC of its liabilities with respect thereto. IOSC retains possession of the Leases and related files, and receives a monthly service fee from IKON Receivables, LLC for servicing the Leases.

    Restricted cash on the consolidated balance sheet represents cash that has been collected on the leases, which must be used to repay the 1999-1, 1999-2 and 2000-1 Notes, respectively.

    Capital lease obligations and mortgages are collateralized by property and equipment that had a net book value of $17,785 at September 30, 2000. Interest paid, including finance subsidiaries, approximated $257,000, $208,000 and $186,000 for fiscal years 2000, 1999, and 1998, respectively. Certain components of our debt balance are subject to debt covenants. The most restrictive of these covenants is a funded debt to equity calculation as defined by the underlying agreement.

7. LEASES

    Equipment acquired under capital leases is included in property and equipment in the amount of $49,954 and $51,307 in fiscal 2000 and 1999, respectively, and the related amounts of accumulated amortization are $32,169 and $32,519 in fiscal 2000 and 1999, respectively. Related obligations are in long-term debt and related amortization is included in depreciation.

    At September 30, 2000, future minimum lease payments under noncancelable operating leases with initial or remaining terms of more than one year were:
2001--$41,850; 2002--$31,138; 2003--$17,489; 2004--$10,425; 2005--$5,040; and
thereafter--$5,948.

    Total rental expense was $104,754, $97,423 and $85,646 in fiscal 2000, 1999 and 1998, respectively.

8. CONTINGENCIES

A series of class action complaints, and a companion derivative lawsuit, were filed in the United States District Court for the Eastern District of Pennsylvania on behalf of the Company's shareholders. The plaintiffs alleged that during the period from January 24, 1996 to August 13, 1998, IKON and certain current and former principal officers and employee directors publicly disseminated false and misleading statements concerning the Company's revenue, profitability and financial condition in violation of the federal securities law. The Company agreed to settle the case for $111,000. We recorded a charge of $101,106 in fiscal 1999 for the shareholder litigation settlement, which consists of a $111,000 settlement plus $10,106 of legal fees offset by $20,000 of insurance proceeds. In fiscal 2000, we received an additional $17,000 of insurance proceeds. Reflecting payment of a portion of the legal fees, the consolidated balance sheet at September 30, 1999, includes $117,652 in accrued shareholder litigation settlement and $16,546 of insurance proceeds receivable (which is included in prepaid expenses and other current assets). In fiscal 2000, all amounts were paid and/or received such that the consolidated balance sheet at September 30, 2000 contains no amounts related to the settlement. After the District Court approved the settlement, two individuals who objected to the settlement appealed to the United States Court of Appeals for the Third Circuit. The objectors have now withdrawn their appeal, so that the District Court's decision approving the settlement is final.

    The matter of Whetman, et al. v. IKON Office Solutions, Inc., et al.
                  -----------------------------------------------------
contains one claim brought under the Employee Retirement Income Security Act of 1974 ("ERISA"). In connection with that claim, the plaintiffs allege

                 IKON Office Solutions, Inc. and Subsidiaries                 28
that the Company and various individuals violated fiduciary duties under ERISA based on allegedly improper investments in the Company's stock made through the Company's Retirement Savings Plan. The court certified a class with respect to this claim consisting generally of all those participants in the Retirement Savings Plan after September 30, 1995 and through August 13, 1998, subject to certain exceptions. Discovery is ongoing, with depositions occurring over the next several months. To the extent that any of the ERISA class claim survives the settlement of the federal securities class action lawsuits and companion derivative suit, the Company believes that said claim is without merit and will vigorously defend the suit.

    The Company is involved in a number of environmental remediation actions to investigate and clean up certain sites related to its discontinued operations in accordance with applicable federal and state laws. Uncertainties about the status of laws and regulations, technology and information related to individual sites, including the magnitude of possible contamination, the timing and extent of required corrective actions and proportionate liabilities of other responsible parties, make it difficult to develop a meaningful estimate of probable future remediation costs. While the actual costs of remediation at these sites may vary from management's estimates because of these uncertainties, the Company has established an accrual for known environmental obligations based on management's best estimate of the aggregate environmental remediation exposure on these sites. After consideration of the defenses available to the Company, the accrual for such exposure and other responsible parties, management does not believe that its obligations to remediate these sites would have a material adverse effect on the Company's consolidated financial statements.

    There are other contingent liabilities for taxes, guarantees, other lawsuits, and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, and after consideration of the defenses available to the Company and any related reserves and insurance coverage, management believes that none of these other contingencies will materially affect the consolidated financial statements of the Company.

9. SHAREHOLDERS' EQUITY

At September 30, 1998, we had outstanding 3,877 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock with a cumulative annual dividend of $5.04 per depositary share. On October 1, 1998, each of the outstanding depositary shares automatically converted into 2.4972 shares of common stock per depositary share resulting in the issuance of 9,682 common shares. The common stock account increased by $290,170 to reflect the conversion. There was no change to total shareholders' equity.

    We have in place a Rights Agreement ("Rights Plan") which expires on June 18, 2007 and provides for an exercise price of $204.00 per preferred stock purchase right (individually, a "Right," and collectively, the "Rights"). A Right entitles holders thereof to buy 1/100th of a share of our Series 12 Preferred Stock (the "Preferred Shares").

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

Notes to Consolidated Financial Statements

10. TAXES ON INCOME

Provision for income taxes:

                                                          2000                      1999                      1998
----------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30         Current        Deferred      Current     Deferred      Current     Deferred
----------------------------------------------------------------------------------------------------------------------
Federal                                $ (4,229)      $ 51,438      $ 12,175    $ 27,569      $ (5,034)   $    781
Foreign                                   3,449         (1,643)        4,446      (2,056)        2,857       1,350
State                                       582          6,276         3,963        (542)        1,540       7,369
----------------------------------------------------------------------------------------------------------------------
Taxes on income                        $   (198)      $ 56,071      $ 20,584    $ 24,971      $   (637)   $  9,500
----------------------------------------------------------------------------------------------------------------------

The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

September 30                                             2000         1999
-----------------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation and lease
  income recognition                              $   514,696   $  495,997
 Other, net                                            29,452       25,989
-----------------------------------------------------------------------------
 Total deferred tax liabilities                       544,148      521,986
Deferred tax assets:
 Accrued liabilities                                  177,500      228,212
 Net operating loss carryforwards                      79,382       62,273
 Tax credit carryforwards                              42,570       57,972
-----------------------------------------------------------------------------
 Total deferred tax assets                            299,452      348,457
 Valuation allowance                                   62,382       63,625
-----------------------------------------------------------------------------
 Net deferred tax assets                              237,070      284,832
-----------------------------------------------------------------------------
Net deferred tax liabilities                      $   307,078   $  237,154
-----------------------------------------------------------------------------

  Net operating loss carryforwards consist primarily of state carryforwards principally expiring in years 2001 through 2019 and federal carryforwards expiring in years 2001 through 2018. A valuation allowance has been established against the state carryforwards and other tax credit carryforwards.

  Pre-tax income (loss) from domestic and foreign operations was $94,357 and $(6,949), respectively, in fiscal 2000, $75,500 and $3,891, respectively, in fiscal 1999 and $(75,383) and $1,196, respectively, in fiscal 1998.

  A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense is as follows:

Fiscal Year Ended September 30             2000         1999          1998
-----------------------------------------------------------------------------
Tax at statutory rate                   $28,642      $27,787      $(25,965)
State income taxes, net of
 U.S. federal tax benefit                 6,654        2,035         8,371
Goodwill                                 14,000       14,555        14,601
Loss from asset impairment
 and acquisition related
 charges                                 11,737                     10,807
Foreign including credits                (1,603)      (1,395)       (1,725)
Other                                    (3,557)       2,573         2,774
-----------------------------------------------------------------------------
                                        $55,873      $45,555      $  8,863
-----------------------------------------------------------------------------

  Net income tax payments (refunds) for all operations were $7,935, $7,855 and $(4,051) in fiscal 2000, 1999, and 1998, respectively.

  Undistributed earnings of the Company's foreign subsidiaries were approximately $73,000 at September 30, 2000. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

11. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

September 30                                  2000        1999         1998
-----------------------------------------------------------------------------
Numerator:
 Income (loss) from
  continuing operations                  $  25,960   $  33,836   $  (83,050)

Less: Preferred stock
 dividends                                                           19,540
-----------------------------------------------------------------------------
Numerator for continuing
 operations basic and
 diluted earnings per share
 - income (loss) available
 to common shareholders                  $  25,960   $  33,836   $ (102,590)
-----------------------------------------------------------------------------
Denominator:
 Denominator for basic
  earnings per share -
  weighted average shares                  148,207     148,673      135,145

Effect of dilutive securities:
 Employee stock options                        120         140
 Contingently issuable shares                              190
-----------------------------------------------------------------------------
Dilutive potential
 common shares                                 120         330

 Denominator for diluted
 earnings (loss) per share
 --adjusted weighted
 average shares and
 assumed conversions                       148,327     149,003      135,145
-----------------------------------------------------------------------------
 Basic and diluted earnings
 (loss) per share from
 continuing operations                   $    0.18   $    0.23   $   (0.76)
-----------------------------------------------------------------------------

                IKON Office Solutions, Inc. and Subsidiaries                  30

   For additional disclosures regarding the outstanding preferred stock and employee stock options, see Notes 9 and 12 to the consolidated financial statements.

  Options to purchase 5,825 and 5,687 shares of common stock were outstanding during fiscal 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. Options to purchase 5,972 shares of common stock were outstanding during fiscal 1998, but were not included in the computation of diluted loss per share because the effect would be antidilutive.

  Our Series BB conversion preferred stock is excluded from the dilutive calculations in fiscal year 1998 because the effect of adding 9,682 shares and deleting the preferred dividends to reflect assumed conversions would be antidilutive.

12. STOCK OPTIONS

Employee stock options are granted at or above the market price at dates of grant which does not require us to recognize any compensation expense. In general, these options expire in ten years (twenty years for certain non-employee director options) and vest over five years. The proceeds of options exercised are credited to shareholders' equity. As permitted by SFAS 123, "Accounting for Stock-Based Compensation" we continue to account for our stock options in accordance with APB 25, "Accounting for Stock Issued to Employees". A plan for our non-employee directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

Changes in common shares under option were:

                                                                 Weighted
                                                 Shares     Average Price
----------------------------------------------------------------------------
September 30, 1997                                5,575           $ 26.53
Granted                                             983             27.66
Exercised                                          (377)            15.49
Cancelled                                          (249)            31.76
----------------------------------------------------------------------------
September 30, 1998                                5,932             27.18
Granted                                           3,338             14.65
Exercised                                           (80)            11.73
Cancelled                                        (2,489)            25.93
----------------------------------------------------------------------------
September 30, 1999                                6,701             21.59
Granted                                           3,872              6.29
Exercised
Cancelled                                        (1,771)            18.48
----------------------------------------------------------------------------
September 30, 2000                                8,802           $ 15.48
----------------------------------------------------------------------------
 Available for Grant                              5,599
----------------------------------------------------------------------------

  The following is provided to comply with the disclosure requirements of SFAS
123. If we had elected to recognize compensation expense based on the fair value at the date of grant for awards in fiscal years 2000, 1999, and 1998, consistent with the provisions of SFAS 123, our net income (loss) and earnings (loss) per share would have been reduced (increased) to the following pro forma amounts:

Fiscal Year Ended
September 30 (unaudited)                2000       1999          1998
------------------------------------------------------------------------
Income (loss) from
 continuing operations
 before extraordinary
 gain as reported                  $  25,960   $  33,836   $  (83,050)
Pro forma effect                      (3,905)     (3,025)      (7,603)
------------------------------------------------------------------------
Income (loss) from
continuing operations
 before extraordinary gain            22,055      30,811      (90,653)
Income from discontinued
 operations, net of taxes              1,415
Extraordinary gain on
 early extinguishment
 of debt, net of taxes                 1,707
------------------------------------------------------------------------
Net income (loss)                  $  25,177   $  30,811   $  (90,653)

Basic and diluted earnings
 (loss) per share
 Continuing operations
  as reported                      $     .18   $     .23   $     (.76)
 Pro forma effect                       (.03)       (.02)        (.06)
------------------------------------------------------------------------
 Continuing operations                   .15         .21        (0.82)
 Discontinued operations                 .01
 Extraordinary gain                      .01
------------------------------------------------------------------------
  Net Income (Loss)                $     .17   $     .21   $    (0.82)
------------------------------------------------------------------------

  The pro forma effect on net income (loss) may not be representative of the pro forma effect on net income (loss) of future years because the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to October 1, 1995.

  The weighted-average fair values at date of grant for options granted during fiscal years 2000, 1999 and 1998 were $6.24, $9.80 and $13.66, respectively, and were estimated using the Black-Scholes option-pricing model. The following assumptions were applied for fiscal 2000, 1999 and 1998, respectively: (i) expected dividend yields of 2.6%, 1.2% and 0.7%, (ii) expected volatility rates of 49.7%, 47.7% and 46.5%, (iii) expected lives of 6.7 years, 5.7 years and 5.7 years, and (iv) risk-free interest rates applied of 6.3%, 4.5% and 5.7%.

Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding at September 30, 2000:

                                             Options Outstanding                             Options Exercisable
                            --------------------------------------------------------------------------------------------------
                            Number            Weighted-Average    Weighted-Average    Number           Weighted-Average
Range of                    Outstanding       Remaining           Exercise            Exercisable      Exercise
Exercise Prices             at 9/30/00        Contractual Life    Price               at 9/30/00       Price
------------------------------------------------------------------------------------------------------------------------------
$   4.56 -  $  7.50         3,453             9.6 years           $  6.04               7              $  6.30
    7.83 -    16.00         3,047             8.1                   14.10             922                13.93
   16.31 -    33.47         1,264             6.6                   26.55             800                25.90
   34.28 -    56.42         1,038             5.5                   37.47             765                37.28

13. PENSION AND STOCK PURCHASE PLANS

We sponsor defined benefit pension plans for the majority of our employees. The benefits generally are based on years of service and compensation. We fund at least the minimum amount required by government regulations.

  The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30                2000          1999         1998
------------------------------------------------------------------------------
Components of Net
 Periodic Benefit Cost
Service cost                            $   22,377     $  29,185     $ 21,977
Interest cost on projected
 benefit obligation                         22,596        21,741       19,710
Expected return on assets                  (27,378)      (25,134)     (22,312)
Amortization of net asset                   (1,248)       (1,248)      (1,248)
Amortization of prior
 service cost                                1,513         1,493        1,381
Recognized net actuarial gain               (3,285)          (52)      (1,414)
------------------------------------------------------------------------------
Net periodic pension cost                   14,575        25,985       18,094
Cost of shutdown benefits                                     95
------------------------------------------------------------------------------
Total pension cost                      $   14,575     $  26,080     $ 18,094

  Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                              2000          1999         1998
------------------------------------------------------------------------------
Weighted average
 discount rates                               8.0%          7.5%         7.0%
Rates of increase in
 compensation levels                          4.0%          6.0%         5.5%
Expected long-term rate
 of return on assets                         10.0%         10.0%        10.0%

The funded status and amounts recognized in the Consolidated Balance Sheets for the Company-sponsored defined benefit pension plans were:

September 30                                            2000         1999
------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year            $ 341,165    $ 312,275
Service cost                                          22,377       29,185
Interest cost                                         22,596       21,741
Amendments                                                          1,044
Actuarial (gain) loss                                (52,559)      (5,492)
Benefits paid                                        (16,968)     (15,561)
Change due to curtailment, settlement
 or special termination benefits                                       95
Translation adjustment                                (2,593)        (246)
------------------------------------------------------------------------------
Benefit obligation at end of fiscal year           $ 314,018    $ 343,041
------------------------------------------------------------------------------

Change in Plan Assets
Fair value of plan assets at beginning
 of year                                           $ 313,044    $ 285,859
Actual return on plan assets                          46,342       37,995
Employer contribution                                  9,465        2,470
Expenses                                                           (2,300)
Benefits paid                                        (16,968)     (15,561)
Translation adjustment                                (3,102)        (300)
------------------------------------------------------------------------------
Fair value of plan assets at end of fiscal year    $ 348,781    $ 308,163
------------------------------------------------------------------------------

Funded Status                                      $  34,764    $ (34,878)
Unrecognized net actuarial (gain) loss              (111,299)     (47,111)
Unrecognized net obligation                           (3,749)      (4,997)
Unrecognized prior service cost                       10,085       14,620
Adjustment to recognize minimum
 pension liability                                      (168)      (1,650)
------------------------------------------------------------------------------
Net amount recognized                              $ (70,367)   $ (74,016)
------------------------------------------------------------------------------

Amounts recognized on the consolidated
 balance sheet
Accrued benefit obligation                         $ (77,732)   $ (77,574)
Prepaid pension benefit                                5,764        3,177
Intangible asset                                       1,769        2,031
Accumulated other comprehensive loss                    (168)      (1,650)
------------------------------------------------------------------------------
Net amount recognized                                (70,367)   $ (74,016)
------------------------------------------------------------------------------

                 IKON Office Solutions, Inc. and Subsidiaries                 32

     The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $11,448 and $0 at September 30, 2000 and $337,586 and $301,102 at September 30,
1999. The accumulated benefit obligation and fair value of plan assets were $11,386 and $0, respectively, at September 30, 2000 and $34,053 and $18,936, respectively, at September 30, 1999.

     Substantially all of the plan assets at September 30, 2000, are invested in listed stocks, including our common stock having a fair value of $4,698.

     The majority of our employees were eligible to participate in our Retirement Savings Plan (RSP). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in nine different investment funds. We contribute an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. All our contributions are invested in our common stock. Employees vest in a percentage of our contribution after two years of service, with full vesting at the completion of five years of service. Total expense related to the plans was $29,993, $31,205 and $35,949 in fiscal 2000, 1999 and 1998 respectively.

     We have a Long-Term Incentive Compensation Plan (LTIP) pursuant to which key management employees have been granted performance based cash awards, which are earned upon achieving predetermined performance objectives during three-year intervals, and time based restricted stock awards, which are earned upon the fulfillment of vesting requirements. The value of these performance based awards is charged to expense over the related plan period. In fiscal 2000, 1999 and 1998, awards which would be payable in cash totaling $0, $1,012 and $7,445, respectively, were granted to LTIP participants; however, no expense was recorded related to these awards in fiscal 2000, 1999 or 1998 since performance objectives were not achieved and as such no amounts were paid. In fiscal 2000 and 1999, stock awards of $5,172 and $7,603, respectively, were granted, $2,165 and $1,503, respectively, were amortized, $1,706 and $587, respectively, were cancelled and $6,814 and $5,513 were included in unearned compensation at September 30, 2000 and 1999, respectively.

14. SEGMENT REPORTING

The Company reports information about its operating segments according to the "management approach". The management approach is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Under FASB Statement No. 131, the Company's reportable segments are IKON North America and IKON Europe. The IKON North America operating segment provides copiers, printers, distributed printing, and other office equipment and services, as well as facilities management, throughout North America. This segment also includes the Company's captive finance subsidiaries in North America. The IKON Europe operating segment provides customers with total office solutions, including copiers and printer systems, computer networking, distributed printing, facilities management, hardware and software product interfaces and electronic file conversion throughout Europe. This segment also includes our captive finance subsidiaries in Europe.

     Other includes Business Imaging Services and Technology Services in North America. Business Imaging Services focuses on electronic file conversion. Technology Services provides design, planning and support services for network platforms and IT integration projects, technology training, telecommunications services and e-business development.

     During fiscal 2000, we made the following changes to our segment reporting as a result of our restructuring programs: IKON Document Services (included in Other in fiscal 1999) was split into Business Document Services ("BDS"), Legal Document Services ("LDS") and Business Imaging Services ("BIS"). BDS and LDS are aligned with and included in IKON North America and BIS remains in Other. Prior year information has been reclassified to reflect these changes.

     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements.

Notes to Consolidated Financial Statements

  The table below presents segment information for the fiscal years ended September 30, 2000, 1999 and 1998:

                                                     IKON North          IKON                 Corporate And
                                                        America        Europe         Other     Eliminations          Total
---------------------------------------------------------------------------------------------------------------------------
Year Ended September 30, 2000
Revenues, excluding finance income                 $  4,115,603   $   466,377   $   519,685                 $   5,101,665
Finance income                                          323,718        21,562             -                       345,280
Intersegment revenues                                    22,361             -         2,952   $   (25,313)              -
Finance interest expense                                157,779         9,921                                     167,700
Restructuring and asset
 impairment charges, net                                (32,612)       (5,681)      (17,556)      (49,319)       (105,168)
Shareholder litigation insurance proceeds                                                          17,000          17,000
Operating income (loss)                                 405,948        18,596       (62,730)     (213,899)        147,915
Gain on sale of investment                                                                          3,739           3,739
Interest expense                                                                                  (69,821)        (69,821)
Income from continuing
 operations before income taxes
 and extraordinary gain                                                                                            81,833

Year Ended September 30, 1999
Revenues, excluding finance income                    4,032,784       505,073       600,673                     5,138,530
Finance income                                          276,503        20,569             -                       297,072
Intersegment revenues                                    15,963             -         2,449       (18,412)              -
Finance interest expense                                117,380         9,296                                     126,676
Shareholder litigation settlement                                                                (101,106)       (101,106)
Operating income (loss)                                 387,921        28,148       (12,880)     (252,573)        150,616
Interest expense                                                                                  (71,225)        (71,225)
Income before taxes                                                                                                79,391

Year Ended September 30, 1998
Revenues, excluding finance income                    4,301,930       407,449       555,552                     5,264,931
Finance income                                          250,355        17,439                                     267,794
Intersegment revenues                                    18,440                       8,350       (26,790)              -
Finance interest expense                                120,575         8,573                                     129,148
Transformation costs                                                                              (78,033)        (78,033)
Operating income (loss)                                 241,197        31,734       (27,506)     (248,944)         (3,519)
Interest expense                                                                                  (70,668)        (70,668)
Loss before taxes                                                                                                 (74,187)

               IKON Office Solutions, Inc. and Subsidiaries   34

  Reconciliation of segment assets, depreciation expense and expenditures for fixed assets to consolidated assets, depreciation expense and expenditures for fixed assets for the years ended September 30, 2000, 1999, and 1998 is as follows:

                                    IKON North       IKON
                                       America     Europe       Other   Corporate         Total
-----------------------------------------------------------------------------------------------
Year Ended September 30, 2000
Segment assets                      $5,024,505   $673,956    $334,498    $329,626    $6,362,585
Depreciation expense                    97,163      8,546      13,245      14,058       133,012
Expenditures for fixed assets          106,383     15,594      10,992      26,020       158,989

Year Ended September 30, 1999
Segment assets                       4,488,972    703,932     374,966     233,443     5,801,313
Depreciation expense                   105,496      9,938      10,097       9,107       134,638
Expenditures for fixed assets          123,598      9,665      15,261       7,320       155,844

Year Ended September 30, 1998
Segment assets                       4,470,861    643,295     373,008     275,646     5,762,810
Depreciation expense                   111,951      8,781      13,681       5,688       140,101
Expenditures for fixed assets          164,963     14,569      23,167       9,470       212,169

     The following is revenue and long-lived asset information by geographic area for the years ended and as of September 30:

                           2000            1999            1998
---------------------------------------------------------------
Revenues
United States        $4,668,899      $4,647,902      $4,806,564
United Kingdom          345,548         367,448         297,527
Canada                  257,335         240,703         275,590
Other                   175,163         179,549         153,044
---------------------------------------------------------------
                     $5,446,945      $5,435,602      $5,532,725
---------------------------------------------------------------

                           2000            1999            1998
---------------------------------------------------------------
Long-lived assets
United States        $1,286,758      $1,383,599      $1,457,281
United Kingdom          268,551         274,298         285,674
Canada                  100,037         106,506          86,761
Other                   103,536         101,466          78,071
---------------------------------------------------------------
                     $1,758,882      $1,865,869      $1,907,787
---------------------------------------------------------------

     Long-lived assets consist of equipment on operating leases, net property and equipment, goodwill net of amortization and other assets. Long-term receivables in the amount of $19,169 in 2000 and $24,313 in 1999 have been included in other assets on the consolidated balance sheets, but are excluded from total long-lived assets above.

     As a result of the dynamics of our business, we are reviewing our operating structure which will result in adjustments to our segment discussion for fiscal 2001. We anticipate the following change: As of October 1, 2000, Technology Services Network Integration (included in Other in fiscal 2000) will be included in IKON North America. This is also a result of the restructuring programs announced in fiscal 2000 and reflects the Company's efforts to provide total integrated office solutions in North America as are already provided in Europe.

15. GAIN ON SALE OF INVESTMENT

In fiscal 2000, we sold certain equity securities which were held for investment. As a result of the sale, we recognized a pre-tax gain of $3,739 in the consolidated statement of operations.

16. DISCONTINUED OPERATIONS

In fiscal 2000, we received from an insurance carrier an amount of $3,691 for certain environmental liability coverage and recorded expense of $1,165 for health benefits of former employees. Both of these items relate to businesses we had previously recorded as discontinued operations. The resultant net benefit of $2,526 ($1,415 after-tax) has been recorded as discontinued operations in the consolidated statement of operations.

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

Notes to Consolidated Financial Statements

Interest Rate and Currency Swap Agreements

We have interest rate swap agreements relating to financial instruments of IOSC having total principal/notional amount of $555,401 and $225,000 at September 30, 2000 and 1999, respectively, with fixed rates from 6.63% to 7.82% at September 30, 2000 and 5.48% to 6.16% at September 30, 1999. We also have Canadian dollar denominated interest rate swap agreements having a total principal/notional amount of CN$98,248 and CN$98,248 ($66,740 and $66,966 at September 30, 2000 and
1999, respectively), with fixed rates from 7.43% to 7.74% at both September 30, 2000 and 1999. We are required to make payments to the counterparties at the fixed rate stated in the agreements and in return we receive payments at variable rates.

     We have interest rate swap agreements relating to financial instruments of our Canadian finance subsidiary. These swaps have a principal/notional amount of CN$166,682 ($113,227) and CN$182,294 ($124,252) at both September 30, 2000 and
1999, respectively. We are required to make variable rate payments to counterparties based on the one-month commercial paper rate plus .25% and receive payments at the one-month bankers' acceptance rate.

     We also entered into cross-currency swap agreements to exchange Canadian dollars (CN$98,248) for pounds sterling (pound 46,500) at September 30, 2000 and 1999, respectively. We are required to make pounds sterling payments at fixed rates from 9.53% to 9.90% in exchange for receipt of Canadian dollar payments at fixed rates from 9.02% to 9.38%.

      We are exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements. However, we do not anticipate nonperformance by the counterparties.

     The following methods and assumptions were used by us in estimating fair value disclosures for financial instruments.

Cash and Cash Equivalents and Notes Payable

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-Term Debt

The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to Note 6 to the consolidated financial statements.

Off-Balance-Sheet Instruments

Fair values for our off-balance-sheet instruments (interest rate and currency swaps) are based on the termination of the agreements.

The carrying amounts and fair values of our financial instruments are as follows:

September 30                                             2000                              1999
----------------------------------------------------------------------------------------------------------
                                         Carrying Amount      Fair Value    Carrying Amount      Fair Value
----------------------------------------------------------------------------------------------------------
Long-term debt:
  Bond issues                                 $  578,745      $  360,887        $  588,582      $  473,835
  Private placement debt                          55,000          37,974            55,000          50,257
  Bank debt                                       41,994          40,039            45,298          45,168
  Sundry notes, bonds and mortgages               97,602          90,719           104,427         102,072
  Finance subsidiaries' debt                   2,644,399       2,387,609         2,003,209       1,939,596
Interest rate and currency swaps                                  (9,362)                         (12,607)

18.  SUBSEQUENT EVENT

On December 7, 2000, IKON Receivables, LLC publicly issued an additional $634,431 of lease-backed notes (the "2000-2 Notes") under its shelf registration statement. Class A-1 Notes totaling $193,532 have a stated interest rate of 6.66125%, Class A-2 Notes totaling $70,193 have a stated interest rate of 6.60%, Class A-3 Notes totaling $290,800 have a variable rate of LIBOR plus 0.23% (which has been fixed at 6.475% through an interest rate swap) and Class A-4 Notes totaling $79,906 have a variable rate of LIBOR plus 0.27% (which has been fixed at 6.475% through an interest rate swap). IOSC received approximately $633,001 in net proceeds from the sale of the 2000-2 Notes. The 2000-2 Notes are collateralized by a pool of office equipment leases or contracts and related assets, and the payments on the 2000-2 Notes are made from payments on the equipment leases. Future maturities on the 2000-2 Notes are $183,855, $175,834, $142,492, $89,900 and $42,350 in fiscal 2001, 2002,2003, 2004 and 2005, respectively.

     We used the proceeds from the issuance of the 2000-2 Notes to pay $450,576 of our 6.6% asset securitization conduit financing debt that was due in fiscal 2001. The long-term portion of the 2000-2 Notes totaling $450,576 has been reclassified from current portion of long-term debt, finance subsidiaries to long-term debt, finance subsidiaries in the consolidated balance sheet.

     Future maturities of long-term debt finance subsidiaries after giving effect for the reclassification described above, are $1,238,950, $726,088, $428,029, $199,505, $51,685 and $142 in fiscal 2001, 2002, 2003, 2004, 2005 and thereafter, respectively.

Quarterly Financial Summary

                                                     First           Second              Third            Fourth
(unaudited)                                    Quarter (a)       Quarter (b)       Quarter (c)       Quarter (d)           Total
------------------------------------------------------------------------------------------------------------------------------------
2000
Revenues                                        $1,316,121       $1,360,866         $1,396,512        $1,373,446          $5,446,945
Gross profit                                       496,518          502,915            520,269           502,132           2,021,834
Income (loss) from continuing
  operations before taxes on income
  and extraordinary gain                           (63,039)          60,730             53,446            30,696              81,833
Net income (loss)                                 $(55,636)         $34,853            $31,628           $18,237             $29,082
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per common share              $(0.37)           $0.23              $0.21             $0.13               $0.20
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share            $(0.37)           $0.23              $0.21             $0.13               $0.20
------------------------------------------------------------------------------------------------------------------------------------
Dividends per common share                            $.04             $.04               $.04              $.04                $.16
Common stock price
     High/Low                                  10 7/8-5 3/8   9 3/8-5 11/16      6 11/16-3 7/8       5 3/4-3 7/8        10 7/8-3 7/8

1999
Revenues                                        $1,376,720       $1,349,979         $1,365,290        $1,343,613          $5,435,602
Gross profit                                       542,110          508,149            515,802           508,744           2,074,805
Income before taxes                                 53,600           35,266             50,986           (60,461)             79,391
Net income (loss)                                  $28,676          $22,867            $27,278          $(44,985)            $33,836
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per common share                $.19             $.15               $.18             $(.30)               $.23
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share              $.19             $.15               $.18             $(.30)               $.23
------------------------------------------------------------------------------------------------------------------------------------
Dividends per common share                            $.04             $.04               $.04              $.04                $.16
Common stock price
  High/Low                                       10 11/16-          16 3/8-          15 13/16-         15 15/16-             16 3/8-
                                                    6 3/8            8 5/8           11 11/16          10 3/8                 6 3/8

(a) First quarter fiscal 2000 results include a $105,340 restructuring charge. First quarter fiscal 1999 results include a $14,333 gain on an asset securitization.
(b) Second quarter fiscal 2000 results include $17,000 of shareholder litigation insurance proceeds.
(c) Third quarter fiscal 2000 results include $3,288 gain on sale of investment and $3,049 extraordinary gain on early retirement of debt ($1,707 after-tax).
(d) Fourth quarter fiscal 2000 results include a $451 gain on sale of investment, $(15,961) adjustment to the first quarter charge, $15,789 fourth quarter restructuring charge and $2,526 benefit from discontinued operations ($1,415 after-tax). Fourth quarter fiscal 1999 results include pre-tax charges of $101,106 related to a litigation settlement.

                                                                             |37

Corporate Financial Summary

in millions, except per share data and employees


                                                           2000           1999          1998          1997          1996
-------------------------------------------------------------------------------------------------------------------------
Continuing Operations
Revenue                                                $5,446.9       $5,435.6      $5,532.7      $5,051.8      $4,050.0
Gross profit                                            2,021.8        2,074.8       2,042.4       1,990.8       1,551.1
Selling and administrative                              1,785.8        1,823.1       1,947.9       1,603.3       1,219.6
Operating income (loss)                                   147.9          150.6          (3.5)        260.6         310.1
Income (loss) before taxes                                 81.8           79.4         (74.2)        213.1         272.9
Effective income tax rate (%)                              68.3           57.4            --(a)       42.6          39.6
Income (loss)                                              26.0           33.8         (83.1)        122.4         164.9
Earnings (loss) per share
         Basic                                             0.18           0.23         (0.76)         0.77          1.13
         Diluted                                           0.18           0.23         (0.76)         0.77          1.12
Capital Expenditures                                      159.0          155.8         212.2         193.2         146.6
Depreciation and amortization                             195.1          196.9         202.5         156.6         118.6
-------------------------------------------------------------------------------------------------------------------------
Discontinued Operations and Extraordinary Items
Income                                                 $    3.1                                   $    8.0      $   45.8
Earnings per share
         Basic                                             0.02                                       0.06          0.37
         Diluted                                           0.02                                       0.06          0.35
-------------------------------------------------------------------------------------------------------------------------
Total Operations and Extraordinary Items

Net income (loss)                                      $   29.1       $   33.8      $  (83.1)     $  130.4      $  210.7
Earnings (loss) per share
         Basic                                             0.20           0.23         (0.76)         0.83          1.50
         Diluted                                           0.20           0.23         (0.76)         0.83          1.47
-------------------------------------------------------------------------------------------------------------------------
Share Activity
Dividends per share                                    $   0.16       $   0.16      $   0.16      $   0.26      $   0.56
Per share book value                                      10.02           9.82          8.30          8.94         14.94
Return on shareholders' equity %                            2.0            2.3          (8.8)          7.8          13.8
Weighted average shares (basic)                           148.2          148.7         135.1         133.3         125.9
Adjusted weighted average shares (diluted)                148.3          149.0         135.1         134.6         130.4
Shareholders of record                                   13,783         14,495        14,990        15,089        15,033
-------------------------------------------------------------------------------------------------------------------------
Supplementary Information
Days sales outstanding (b)                                 38.3           40.4          44.0          44.5          34.2
Inventory turns (b)                                         8.3            8.0           6.7           6.3           5.7
Current ratio                                               1.1            1.1           1.3           1.5           1.2
Pretax return on capital employed %                         4.4            4.5          (0.1)          8.5          14.8
Pretax return on capital employed, excluding
         finance subsidiaries %                             0.9            0.5          (5.0)         10.0          19.0
Working capital                                        $  204.0       $  186.3      $  495.4       $ 752.0      $  251.2
Total assets                                            6,362.6        5,801.3       5,762.8       5,323.9       5,384.6
Total debt                                              3,470.1        2,862.3       2,956.6       2,563.8       2,158.4
         % of capitalization                               70.7           66.2          67.4          63.4          48.9
Total debt, excluding finance subsidiaries                825.7          859.0         855.9         818.0       1,031.4
         % of capitalization                               36.4           37.0          37.5          35.6          31.4
Employees (c)                                            39,600         39,400        43,700        40,900        43,100
-------------------------------------------------------------------------------------------------------------------------

(a) Not meaningful.
(b) Continuing operations only.
(c) Includes discontinued operations.

Note: Ratios and operating results include the effect of: fiscal 2000 - restructuring and asset impairment charges ($105,168), shareholder litigation insurance proceeds ($17,000) and gain on sale of investment ($3,739), operating income ($84,429), discontinued operations ($1,415 after-tax), extraordinary gain from early extinguishment of debt ($1,707 after-tax), net income ($64,025), diluted earnings per share ($0.43) fiscal 1999 - shareholder litigation charge ($101,106) and gain on asset securitization ($14,333), operating income ($86,773), net income ($58,130), diluted earnings per share ($0.39); fiscal 1998
- transformation and special charges, operating income ($230,400), net income ($156,969), diluted earnings per share ($1.16); fiscal 1997 - transformation charges, operating income ($126,908), net income ($82,490), diluted earnings per share ($0.61); fiscal 1996 - transformation charges, operating income ($21,423), net income ($13,925), diluted earnings per share ($0.11).

                 IKON Office Solutions, Inc. and Subsidiaries                 38

Board of Directors

James J. Forese/4/

Chairman and Chief Executive Officer, IKON Office Solutions, Inc. Mr. Forese also serves as a director of American Management Systems and NUI Corporation. He was elected a director in 1998.

Judith M. Bell/2/

President, Bell Retail Group and Managing Partner, Bell's Market Grill. She is also a director of Hayden Hays Gallery, Southern Colorado Chapter of the Arthritis Foundation and a Trustee for El Pomar Foundation. Ms. Bell was elected in 1998.

James R. Birle/3,4/

Chairman, Resolute Partners, LLC, a private investment firm. He is also director of Massachusetts Mutual Life Insurance Company, The Connecticut Health and Education Facilities Authority and Transparency International and Trustee of Villanova University. Mr. Birle was elected to the Board in 1996.

Philip E. Cushing/1,3/

Group Chief Executive, Vitec Group, plc, a British-based broadcast, video and photographic camera equipment company. He is also former Group Chief Executive of Inchcape, plc. Mr. Cushing was elected to the Board in 1997.

Robert M. Furek/2,4/

Former Chairman, State Board of Trustees, Hartford Connecticut School System. He is also a director of Massachusetts Mutual Life Insurance Company and Partner, Resolute Partners, LLC, a private investment firm. Mr. Furek was elected to the Board in 1999.

Thomas R. Gibson/1,3,4/

Chairman and Co-Founder of the Asbury Automotive Group, comprised of almost 100 regional dealership groups headquartered in Stamford, CT. Mr. Gibson was elected to the Board in 1999.

Richard A. Jalkut/2,4/

Lead Independent Director of the Board of Directors of IKON Office Solutions, Inc. Mr. Jalkut is President and Chief Executive Officer of PathNet and serves as a director of HSBC-USA, Home Wireless Networks and DIGEX. He was named a director in 1996.

Arthur E. Johnson/1,2/

Vice President, Corporate Strategic Development for Lockheed Martin Corporation, headquartered in Bethesda, MD. Mr. Johnson was elected to the Board in 1999.

Kurt M. Landgraf/1,3/

President, Educational Testing Service. He also serves as Chairman of the Board of Christiana Care Health Services Inc. and as a director of University of Delaware Research Foundation and the Delaware Biotechnology Institute. Landgraf was elected to the Board in 2000.

Marilyn M. Ware/2/

Chairman of the Board and Chairman of the Executive Committe, American Water Works Company, Inc. She is also a director of CIGNA Corporation. Ware was elected to the Board in 2000.

1  Investment Committee
2  Human Resources
3  Audit Committee
4  Executive Committee

Corporate Officers

James J. Forese
Chairman and Chief Executive Officer

David M. Gadra
Senior Vice President and Chief Information Officer

Dennis P. LeStrange
Senior Vice President--North America

Don H. Liu
Senior Vice President, General Counsel and Secretary

Barbara A. Pellow
Senior Vice President, Marketing

Beth B. Sexton
Senior Vice President, Human Resources

William S. Urkiel
Senior Vice President and Chief Financial Officer

Stephen R. LaHood
Vice President, Supply Chain

David Mills
Vice President--Europe

Carlyle Singer
Vice President and Controller

Andrew S. Twadell
Vice President, Internal Audit

J.F. Quinn
Treasurer

                 IKON Office Solutions, Inc. and Subsidiaries                 40