Form 10-K, Exhibit 13
period 2001-09-30
IKON OFFICE SOLUTIONS INC
filed 2001-12-26
CIK 3370

Table of Contents

Financials

➢	15	Management's Responsibility for Financial Reporting

	15	Report of Independent Accountants

	16	Financial Review

	26	Consolidated Financial Statements

	30	Notes to Consolidated Financial Statements

	50	Quarterly Financial Summary

	51	Corporate Financial Summary

IKON 2001 Annual Report

Financial Section 15

Management’s Responsibility for Financial Reporting

The management of IKON Office Solutions, Inc. is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management’s best estimates and judgments. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by PricewaterhouseCoopers LLP, independent accountants.

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

James J. Forese
Chairman and Chief Executive Officer

William S. Urkiel
Senior Vice President and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of
IKON Office Solutions, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IKON Office Solutions, Inc. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated statements of income, changes in shareholders' equity and cash flows of the Company for the year ended September 30, 1999 were audited by other independent accountants whose report dated October 25, 1999, except for note 17, as to which the date is November 24, 1999 and the fifth paragraph of note 4, as to which the date is December 9, 1999 expressed an unqualified opinion on those statements.

As discussed in notes 1 and 18 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, in fiscal 2001.

PricewaterhouseCoopers LLP
Philadelphia, PA
December 14, 2001

Financial Review

IKON Office Solutions, Inc. (“IKON” or “the Company”) is one of the world’s leading providers of products and services that help businesses communicate. IKON provides customers with total business solutions for every office, production and outsourcing need, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal document solutions, as well as network design and consulting and e-business development. IKON has locations worldwide, including locations in the United States, Canada, Mexico and Europe. References herein to “we”, “us” or “our” refer to IKON and its subsidiaries unless the context specifically requires otherwise.

Results of Operations

This discussion reviews the results of operations of the Company as reported in the consolidated statements of income. All dollar and share amounts are in thousands.

FISCAL 2001 COMPARED TO FISCAL 2000

Our revenues decreased by $173,466, or 3.2%, compared to fiscal 2000. Excluding the impact of foreign currency translation, revenues decreased by approximately 2%. Our focus areas, such as high-end solutions for the production environment, facilities management and our financing business, grew during fiscal 2001 and were significant contributors to revenue in fiscal 2001. However, growth in these focus areas was more than offset by decisions to de-emphasize or close down certain hardware and service offerings, combined with the impact of a slowing economy in the second half of fiscal 2001. The decrease in revenues resulted from decreases in net sales, and service and rentals revenue, offset by growth in finance income as described below.

Net sales, which includes the sale of copier/printer equipment, supplies, and technology hardware, decreased by $160,390, or 5.7%, compared to fiscal 2000, largely due to a decline in technology hardware and low-end copier/printer equipment sales. Sales of technology hardware, such as computers, routers and servers, decreased by $72,033, or 18.6%, as the Company has de-emphasized sales of these low-margin products. Sales of copier/printer equipment decreased by $62,410, or 3.4%, due to ongoing economic pressures as well as the Company’s strategic focus on moving from low-end, lower margin products, to high-end, higher margin products. High-end segment 5 and 6 equipment (defined as equipment with minimum output capability of over 70 pages per minute) sales increased by over 100%, compared to fiscal 2000, partially offsetting decreases in revenue from the sale of lower segment equipment.

Service and rentals revenue, which consists of revenue from the servicing of copier/printer equipment, facilities management and other services, such as rentals, digital print production, legal document services, network integration, technology education and e-business, decreased by $51,490, or 2.2%, compared to fiscal 2000. This decrease was due to a decline in revenues from the servicing of copier/printer equipment, rentals and technology related services, partially offset by increased revenue in facilities management. The decline in equipment service revenue was due to a decrease in analog and low-end copier service revenue that has not yet been replaced by digital and high-end copier service revenue, as well as a shift to facilities management contracts. However, in the second half of fiscal 2001, equipment service revenue increased compared to the second half of fiscal 2000, an indicator that our high-end equipment strategy is beginning to contribute to equipment service revenue growth. Revenue from outsourcing and other services decreased by 2.0%, compared to fiscal 2000, with strong growth in facilities management revenues offset by declines in other areas, including rentals, digital print production and network integration.

Finance income increased by $38,414, or 11.1%, compared to fiscal 2000, primarily due to growth in the lease portfolio resulting from the increased percentage of equipment sales leased through IOS Capital, Inc. (“IOSC”), our captive leasing subsidiary, and the higher average yield on the lease portfolio compared to fiscal 2000. In fiscal 2001, 75% of equipment sales were financed through IOSC, compared to 72% in fiscal 2000.

IKON 2001 Annual Report

Financial Section 17

Gross margin was 38.2%, compared to 37.1% in fiscal 2000. The gross margin on net sales increased to 34.9% from 33.3% in fiscal 2000, primarily due to the favorable mix of high-end versus low-end equipment placements and the decrease in sales of low-margin technology hardware described above. The gross margin on service and rentals remained relatively consistent at 39.5%, compared to 39.6% in fiscal 2000. The gross margin on finance income increased to 53.7% from 51.4% in fiscal 2000 due to the growth in the lease portfolio and lower average borrowings by the Company’s finance subsidiaries from sources other than the parent company.

Selling and administrative expense as a percent of revenue was 34.4%, compared to 32.8% in fiscal 2000. The increase was primarily due to the impact of lower revenues compared to fiscal 2000, as discussed above, combined with increased expenses as compared to fiscal 2000. The increase in expenses was primarily due to a higher level of spending associated with investments made to support new market opportunities and to streamline our infrastructure in fiscal 2001, as compared to fiscal 2000. These investments are aimed at making the Company more profitable and competitive in the long-term. Increased expenses were partially offset by the implementation of cost cutting actions, including the reduction of 2,200 employees during fiscal 2001, and savings and improved cost controls from prior infrastructure investments, including centralized credit and purchasing, and shared services.

In the fourth quarter of fiscal 2001, the Company announced the acceleration of certain cost cutting and infrastructure improvements and recorded a pre-tax restructuring and asset impairment charge of $60,000 and reserve adjustments related primarily to the exit of the Company’s telephony operations of $5,300. These related reserve adjustments are included in cost of goods sold and selling and administrative expense in the consolidated statement of income. This resulted in a charge of $65,300 ($49,235 after-tax, or $0.34 per share on a diluted basis). These actions address the exit from the Company’s telephony operations in the United States and Europe, the closing of a number of non-strategic digital print centers and further downsizing of operational infrastructures throughout the organization as the Company leverages and intensifies prior standardization and centralization initiatives. These actions include the ongoing centralization and consolidation of many selling and administrative functions, including marketplace consolidation, supply chain, finance, customer service, sales support and the realignment of sales coverage against our long-term growth objectives. Additionally, the Company recorded an asset impairment charge of $3,582 ($3,300 after-tax, or $0.02 per share on a diluted basis) related to the exit of the Company’s technology education operations. Therefore, the aggregate charge recorded in fiscal 2001 (the “Fiscal 2001 Charge”) was $68,882 ($52,535 after-tax, or $0.36 per share on a diluted basis).

In the first quarter of fiscal 2000, the Company announced plans to improve performance and efficiency and incurred a total pre-tax restructuring and asset impairment charge (the “First Quarter 2000 Charge”) of $105,340 ($78,479 after-tax, or $0.52 per share on a basic and diluted basis). These actions addressed under-performance in certain technology services operations, business document services, and business information services locations as well as the Company’s desire to strategically position these businesses for integration and profitable growth. Plans included consolidating or disposing of certain under-performing and non-core locations; implementing productivity enhancements through the consolidation and centralization of activities in inventory management, purchasing, finance/accounting and other administrative functions; and consolidating real estate through the co-location of business units as well as the disposition of unproductive real estate. In the fourth quarter of fiscal 2000, the Company determined that some first quarter restructuring initiatives would not require the level of spending that had been originally estimated, and certain other initiatives would not be implemented due to changing business dynamics. As a result, $15,961 was reversed from the First Quarter 2000 Charge and the total amount of the First Quarter 2000 Charge was reduced to $89,379 ($66,587 after-tax, or $0.45 per share on a basic and diluted basis). Also, in the fourth quarter of fiscal 2000, the Company announced other specific actions designed to address the changing market conditions impacting technology services, IKON North America, and outsourcing locations and incurred a total pre-tax restructuring and asset impairment charge (the “Fourth Quarter 2000 Charge”) of $15,789 ($12,353 after-tax, or $0.08 per share on a basic and diluted basis). The First Quarter 2000 Charge (as reduced) and Fourth Quarter 2000 Charge resulted in a net fiscal 2000 charge (the “Fiscal 2000 Charge”) of $105,168 ($78,940 after-tax, or $0.53 per share on a basic and diluted basis).

The pre-tax components of the restructuring and asset impairment charges for fiscal 2001 and fiscal 2000 were as follows:

Type of Charge					Fiscal 2001 Charge	Fiscal 2000 Charge

Restructuring Charge:
Severance					$ 26,500	$ 20,697
Contractual commitments					8,000	30,552

Total Restructuring Charge					34,500	51,249

Asset Impairment Charge:
Fixed assets					6,906	15,039
Goodwill and intangibles					22,176	38,880

Total Asset Impairment Charge					29,082	53,919

Total					$ 63,582	$ 105,168

The employees and locations affected by the charges described above were as follows:

			Employees Affected	Employee Terminations	Adjustment to Fiscal 2000 Charge	Remaining Employees to be Terminated

Fiscal 2001 terminations			1,600			1,600
Fiscal 2000 terminations			2,318	(1,780)	(538)	—

			Sites Affected	Sites Closed	Adjustment to Fiscal 2000 Charge	Remaining Sites to be Closed

Fiscal 2001 closures			24			24
Fiscal 2000 closures			29	(27)	(2)	—

The following presents a reconciliation of the original restructuring components of the Fiscal 2001 Charge and Fiscal 2000 Charge to the balance remaining at September 30, 2001, which is included in other accrued expenses on the consolidated balance sheet:

				Fiscal 2001 Charge	Payments Fiscal 2001	Balance September 30, 2001

Severance				$ 26,500	—	$ 26,500
Contractual commitments				8,000	—	8,000

Total				$ 34,500	—	$ 34,500

	Fiscal 2000 Charge	Payments Fiscal 2000	Adjustment to Fiscal 2000 Charge	Balance September 30, 2000	Payments Fiscal 2001	Balance September 30, 2001

Severance	$ 22,481	$(10,616)	$ (1,784)	$ 10,081	$ (8,058)	$ 2,023
Contractual commitments	44,729	(12,827)	(14,177)	17,725	(7,699)	10,026

Total	$ 67,210	$(23,443)	$(15,961)	$ 27,806	$(15,757)	$ 12,049

IKON 2001 Annual Report

Financial Section 19

All actions related to the Fiscal 2000 Charge are complete. Severance payments to terminated employees are made in installments. The remaining balances of the fiscal 2001 and 2000 severance charges are expected to be paid through fiscal 2003. The charges for contractual commitments relate to lease commitments where the Company is exiting certain locations and/or businesses. The remaining balances of the fiscal 2001 and 2000 charges for contractual commitments are expected to be paid over the next several years.

In fiscal 2000, we received $17,000 of insurance proceeds related to a shareholder litigation settlement.

Our operating income in fiscal 2001 decreased by $10,746, compared to fiscal 2000. Excluding the Fiscal 2001 Charge of $68,882 and $17,000 of insurance proceeds related to our shareholder litigation settlement and the Fiscal 2000 Charge of $105,168 in fiscal 2000, our operating income decreased by $30,032 compared to fiscal 2000. Excluding the special items noted above, our operating margin was 3.9%, compared to 4.3% in fiscal 2000.

In fiscal 2000, we sold certain equity securities that were previously held for investment and recognized a pre-tax gain of $3,739 on the sale.

Interest expense was $69,373 in fiscal 2001, compared to $69,821 in fiscal 2000. Interest expense reflects higher average borrowings by the parent company on behalf of our finance subsidiaries offset by lower average interest rates in fiscal 2001 compared to fiscal 2000. Interest on parent company borrowings is reflected as interest expense, while interest on finance subsidiaries’ borrowings is reflected as finance interest expense.

The effective income tax rate was 79.3% in fiscal 2001, compared to 68.3% in fiscal 2000. Excluding the special items noted above and a $10,000 ($0.07 per share on a basic and diluted basis) tax reserve adjustment in fiscal 2001 related to the Company’s use of a leveraged corporate owned life insurance program, our effective tax rate was 44.0% in both fiscal 2001 and 2000. The higher tax rates relate mainly to the impact of non-tax-deductible goodwill.

In fiscal 2001, we recognized a gain of $2,142 ($1,200 after-tax) related to net favorable dispositions of environmental matters at locations we had previously accounted for as discontinued operations. The gain has been recorded as discontinued operations in the consolidated statement of income. In fiscal 2000, we received insurance proceeds of $3,691 for certain environmental liability coverage and recorded expense of $1,165 for health benefits of former employees. Both of these items relate to businesses we had previously recorded as discontinued operations. The resulting net benefit of $2,526 ($1,415 after-tax) has been recorded as discontinued operations in the consolidated statement of income.

In fiscal 2000, we repurchased $10,000 par value of our 7.30% bonds due November 1, 2027 for $6,951 and recognized an extraordinary gain of $3,049 ($1,707 after-tax).

Diluted earnings per common share were $0.11 in fiscal 2001, compared to $0.20 in fiscal 2000. Excluding the special items noted above, after-tax effect of the gain from the sale of the equity securities, gain from discontinued operations and the gain from the early extinguishment of debt, diluted earnings per common share were $0.53 in fiscal 2001, compared to $0.63 in fiscal 2000. During fiscal 2001, we repurchased 2,524 shares of common stock.

Review of Business Segments

Our reportable segments are IKON North America and IKON Europe. The IKON North America and IKON Europe segments provide copiers, printers, color solutions, distributed printing, facilities management, legal document solutions and other office equipment and services, as well as design, planning and support services for network platforms and IT integration projects. These segments also include our captive finance subsidiaries in North America and Europe, respectively.

Other includes our North American business imaging services, education, SysinctSM and telephony businesses. Business imaging services focuses on electronic file conversion. Education offers technology training, Sysinct specializes in e-business development and telephony provides telecommunications services. In the fourth quarter of fiscal 2001, the Company made a decision to exit its telephony business in the U.S. and Europe and its technology education business.

In fiscal 2001, we made the following change to our segment reporting to reflect the way management views our business as a result of our ongoing infrastructure improvement programs and the changing dynamics of our business: Network integration (included in Other in fiscal 2000) is included in IKON North America. Prior year results have been reclassified to conform with the current year presentation.

IKON North America

Revenues, excluding finance income, decreased by $158,977, or 3.6%, to $4,260,550 in fiscal 2001 from $4,419,527 in fiscal 2000. The decrease was primarily due to a decline in revenue from sales of network integration, technology hardware, low-end copier/printer and facsimile equipment, as well as growing economic pressures, especially in the second half of the fiscal year. This decrease was partially offset by increases in revenue from facilities management and the sale of high-end, segment 5 and 6 equipment. Finance income increased by $39,838, or 12.3%, to $363,556 in fiscal 2001, compared to $323,718 in fiscal 2000. The increase was primarily due to growth in the lease portfolio and higher average yield on the lease portfolio as compared to fiscal 2000. Finance interest expense increased by $11,072, or 7.0%, to $168,851 in fiscal 2001, compared to $157,779 in fiscal 2000. Operating income, excluding restructuring and asset impairment charges and $869 of related reserve adjustments, decreased by $33,612, or 8.0%, to $385,146 in fiscal 2001 from $418,758 in fiscal 2000. The decrease was due mainly to the lower than anticipated revenues, as well as fiscal 2001 investments targeted at making the Company more profitable and competitive in the long-term, partially offset by savings and improved cost controls from prior productivity initiatives.

IKON Europe

Revenues, including finance income, decreased by $33,657, or 6.9%, to $454,282 in fiscal 2001 from $487,939 in fiscal 2000. Excluding the impact of foreign currency translation, revenues increased by approximately 1%. Revenues, excluding finance income, decreased by $32,233, or 6.9%, to $434,144 in fiscal 2001 from $466,377 in fiscal 2000. The decrease was due mainly to the impact of foreign currency translation and a decrease in sales of technology hardware, offset by an increase in revenue from the sale of office and production equipment. Finance income decreased by $1,424, or 6.6%, to $20,138 in fiscal 2001 from $21,562 in fiscal 2000. Finance interest expense decreased by $1,253, or 12.6%, to $8,668 in fiscal 2001, compared to $9,921 in fiscal 2000, primarily due to foreign currency translation and the decrease in finance income. Operating income, excluding restructuring and asset impairment charges decreased by $799, or 3.3%, to $23,478 in fiscal 2001 from $24,277 in fiscal 2000. Excluding the impact of foreign currency translation, operating income increased by approximately 6%, primarily due to the improved management of administrative expenses.

Other

Other revenues decreased by $20,670, or 9.6%, to $195,091 in fiscal 2001 from $215,761 in fiscal 2000. Excluding restructuring and asset impairment charges and $4,431 of related reserve adjustments, there was an operating loss of $27,816 in fiscal 2001, compared to an operating loss of $25,372 in fiscal 2000. The decreased revenues and increased operating losses relate primarily to the Company’s telephony and education operations. Both telephony and education operations have been impacted by negative changes in the economic climate. In the fourth quarter of fiscal 2001, the Company made a decision to exit its telephony business in the U.S. and Europe and its technology education business.

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

Net sales, which includes equipment, technology hardware, supplies and wholesale equipment, increased by $16,626, or 0.6%, compared to fiscal 1999. The increase resulted primarily from an increase in equipment sales of $138,652, or 8.2%, offset by a decline in technology hardware, supplies and wholesale equipment revenues of $122,026, or 11.3%, compared to fiscal 1999. Growth in equipment sales was primarily due to the addition of approximately 600 sales representatives during fiscal 2000 and strong placements of digital products concentrated in our focused areas of color and higher-end, segments 3 to 6 equipment. As of September 30, 2000, 88% of our equipment sales were digital, compared to 69% at September 30, 1999. As a result, our equipment base has shifted to 23% digital at September 30, 2000, compared to 13% at September 30, 1999. Mitigating the growth in equipment sales was a decline in hardware revenues in our technology services business due to a shift in customers’ buying patterns for items such as computers and routers, as customers have begun to purchase these items directly from manufacturers, combined with the effect of restructuring programs announced during fiscal 2000 on wholesale equipment and technology hardware revenues.

IKON 2001 Annual Report

Financial Section 21

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

In fiscal 2000, the Company recorded a net restructuring charge of $105,168 as described above.

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

In fiscal 2000, we received from an insurance carrier an amount of $3,691 for certain environmental liability coverage and recorded expense of $1,165 for health benefits of former employees. Both of these items relate to businesses we had previously recorded as discontinued operations. The resultant net benefit of $2,526 ($1,415 after-tax) has been recorded as discontinued operations in the consolidated statement of income.

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

Review of Business Segments

IKON North America

Revenues, excluding finance income, increased by $40,463, or 0.9%, to $4,419,527 in fiscal 2000 from $4,379,064 in fiscal 1999. The increase was mainly due to strong growth in net sales due to our focus on higher-end equipment. Finance income increased by $47,215, or 17.1%, to $323,718 in fiscal 2000 compared to $276,503 in fiscal 1999. The increase was mainly due to growth in the lease portfolio and a shift from off-balance sheet treatment to on-balance sheet treatment of the asset securitizations used to finance our captive leasing business. This increase was offset by a $14,333 asset securitization gain in fiscal 1999. Finance interest expense increased by $40,399 in fiscal 2000 due to higher average interest rates compared to fiscal 1999. Operating income before restructuring and asset impairment charges, excluding the asset securitization gain, increased by $52,171 to $418,758 in fiscal 2000 from $366,587 in fiscal 1999. The increase was due mainly to increased total revenue and the improved management of administrative expenses.

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

Other

Other revenues decreased by $38,632, or 15.2%, to $215,761 in fiscal 2000 from $254,393 in fiscal 1999. There was an operating loss before restructuring and asset impairment charges of $25,372 in fiscal 2000 compared to $5,879 in fiscal 1999. The decrease in revenues and increase in operating loss was due to significant losses in business imaging services as a result of investments in Virtual File Room and losses in our telephony operation. The Company has been repositioning its technology services businesses to optimize growth strategies, including the separation of technology training, telecommunications services and e-business development into separate functional units in order to better respond to customer and industry demands in those specialized areas.

There was no material effect of foreign currency exchange rate fluctuations on the consolidated results of operations in fiscal 2000 compared to fiscal 1999.

FINANCIAL CONDITION AND LIQUIDITY

Net cash provided by operating activities in fiscal 2001 was $409,707. During the same period, the Company used $330,360 of cash in investing activities, which included net finance subsidiaries’ use of $249,227, acquisition activity at a cash cost of $2,666, capital expenditures for property and equipment of $85,880 and capital expenditures for equipment on operating leases of $58,790. Capital expenditures for property and equipment include expenditures for our Oracle initiative, a comprehensive, multi-year initiative designed to web-enable our information technology infrastructure, providing customer and IKON benefits in terms of improved productivity and competitive differentiation. Cash used in financing activities of $68,535 includes $197,071 of repayments of long-term debt, $38,105 of issuances of long-term debt, $201,280 of net short-term borrowings and $47,769 of net repayments of finance subsidiaries’ debt. Debt, excluding finance subsidiaries, was $800,939 at September 30, 2001, a decrease of $24,767 from the debt balance at September 30, 2000 of $825,706. Excluding finance subsidiaries’ debt and the impact of short-term loans to our U.S. finance subsidiary, our debt to capital ratio was 31% at September 30, 2001,

IKON 2001 Annual Report

Financial Section 23

compared to 36% at September 30, 2000. Restricted cash on the consolidated balance sheets primarily represents cash collected on certain lease receivables, which must be used to repay the lease-backed notes.

As of September 30, 2001, short-term borrowings supported by a $600,000 credit agreement totaled $161,577, leaving $438,423 unused and available. We also have $700,000 available for stock and/or debt offerings under a shelf registration statement filed with the Securities and Exchange Commission.

Finance subsidiaries’ debt decreased by $48,660 from September 30, 2000, as a result of payments on medium term notes and bank borrowings offset by the issuance of lease-backed notes and various other notes. During fiscal 2001, IOSC repaid $2,224,178 of debt, issued $1,226,761 of lease-backed notes, had $648,500 of new bank borrowings and issued $271,292 of other notes. At September 30, 2001, $82,000 of medium term notes were outstanding with a weighted average interest rate of 6.3%.

As of September 30, 2001, IOSC, our Canadian finance subsidiary and our United Kingdom finance subsidiary had approximately $511,500, CN$130,000 and £92,000, respectively, available under their revolving asset securitization financing agreements.

On December 7, 2000, IKON Receivables, LLC issued $634,431 of lease-backed notes (the “2000-2 Notes”) under its shelf registration statement. The 2000-2 Notes consist of Class A-1 Notes totaling $193,532 with a stated interest rate of 6.66125%, Class A-2 Notes totaling $70,193 with a stated interest rate of 6.60%, Class A-3 Notes totaling $290,800 with a variable rate of LIBOR plus 0.23% (which has been fixed at 6.475% through an interest rate swap) and Class A-4 Notes totaling $79,906 with a variable rate of LIBOR plus 0.27% (which has been fixed at 6.475% through an interest rate swap). IOSC received approximately $633,001 in net proceeds from the sale of the 2000-2 Notes. The 2000-2 Notes are collateralized by a pool of office equipment leases or contracts and related assets, and the payments on the 2000-2 Notes are made from payments on the equipment leases. Future maturities on the 2000-2 Notes are $175,834, $142,492, $89,900 and $42,350 in fiscal 2002, 2003, 2004 and 2005, respectively. We used the proceeds from the issuance of the 2000-2 Notes to repay $450,576 asset securitization conduit financing debt.

On June 15, 2001, IOSC issued $250,000 of notes with an interest rate of 9.75% (10% yield including the original issue discount) which is due on June 15, 2004. Interest is paid on the notes semi-annually beginning December 15, 2001. With the net proceeds from the issuance, IOSC repaid $150,000 of 6.730% medium term notes due June 15, 2001 and will use the remainder of the proceeds for general corporate purposes.

On June 28, 2001, IKON Receivables, LLC issued $595,200 of lease-backed notes (the “2001-1 Notes”) under its shelf registration statement. The 2001-1 Notes consist of Class A-1 Notes totaling $168,000 with a stated interest rate of 3.73375%, Class A-2 Notes totaling $41,000 with a stated interest rate of 4.16%, Class A-3 Notes totaling $260,000 with a variable interest rate of LIBOR plus 0.23% (which has been fixed at 4.825% through an interest rate swap), and Class A-4 Notes totaling $126,200 with a variable interest rate of LIBOR plus 0.26% (which has been fixed at 5.435% through an interest rate swap). The 2001-1 Notes are collateralized by a pool of office equipment leases or contracts and related assets and the payments on the 2001-1 Notes are made from payments received on the equipment leases. The Company received $593,761 in net proceeds from the issuance of the 2001-1 Notes and used $455,000 of that amount to repay asset securitization conduit financing debt.

The Company filed a shelf registration statement with the Securities and Exchange Commission to register the sale of $300,000 of lease-backed notes.

The Company has also filed several shelf registration statements with the Securities and Exchange Commission to register the sale of 25,000 shares of common stock. Shares issued under the registration statements may be used for acquisitions. Approximately 18,970 shares have been issued under these shelf registrations through September 30, 2001, leaving approximately 6,030 shares available for issuance.

During fiscal 2001, the Company repurchased approximately 2,524 shares of common stock for $7,876. At September 30, 2001, the Company had $52,857 available for common stock repurchases under its fiscal 2001 share repurchase authorization.

The Company believes that its operating cash flow together with unused bank credit facilities and other financing arrangements will be sufficient to finance current operating requirements for fiscal 2002, including capital expenditures, dividends and the remaining accrued costs associated with the Company’s restructuring charges.

PENDING ACCOUNTING CHANGES

In June 2001, the Financial Accounting Standards Board (“FASB”) approved Statements of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, SFAS 142, “ Goodwill and Other Intangible Assets”, and SFAS 143, “ Accounting for Asset Retirement Obligations.”

SFAS 141 supercedes Accounting Principles Board (“APB”) 16, Business Combinations. The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The Company does not expect a material impact from the adoption of SFAS 141 on our consolidated financial statements.

SFAS 142 supercedes APB 17, Intangible Assets. SFAS 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition. The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001, with early adoption permitted. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The Company adopted SFAS 142 effective October 1, 2001 and is currently evaluating the impact on our consolidated financial statements.

SFAS 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of the adoption of this statement, but does not expect a material impact from the adoption of SFAS 143 on our consolidated financial statements.

In August 2001, the FASB approved SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supercedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and APB 30, “Reporting the Results of Operations —Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of the adoption of this statement, but does not expect a material impact from the adoption of SFAS 144 on our consolidated financial statements.

Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. We have no cash flow exposure due to interest rate changes for long-term debt obligations as the Company uses interest rate swaps to fix the interest rates on our variable rate classes of lease-backed notes and other debt obligations. We primarily enter into debt obligations to support general corporate purposes, including capital expenditures, working capital needs and acquisitions. Finance subsidiaries’ long-term debt is used primarily to fund the lease receivables portfolio. The carrying amounts for cash and cash equivalents, accounts receivable and notes payable reported in the consolidated balance sheets approximate fair value.

IKON 2001 Annual Report

Financial Section 25

The table below presents principal amounts and related average interest rates by year of maturity for our long-term debt obligations as of September 30, 2001:

	2002	2003	2004	2005	2006	Thereafter

Long-term debt
Fixed rate	$ 17,643	$ 5,827	$ 2,378	$125,806	$55,248	$410,349
Average interest rate	8.0%	9.7%	9.5%	6.8%	7.2%	6.9%

Long-term debt, finance subsidiaries
Fixed rate	$888,393	$183,326	$300,393	$ 13,692	$ 3,091	$ 82
Average interest rate	5.4%	6.6%	9.2%	6.7%	6.7%	6.5%
Variable rate	$341,238	$434,880	$280,156	$135,344	$15,144
Average interest rate	7.0%	6.3%	6.3%	6.0%	5.4%

Interest rate derivative financial
instruments related to debt
Interest rate swaps:
Pay fixed/receive variable	$341,238	$434,880	$280,156	$135,344	$15,144
Average pay rate	6.9%	6.2%	6.2%	5.9%	5.4%
Average receive rate	3.6%	3.6%	3.7%	3.7%	3.8%

The following table presents, as of September 30, 2001, information regarding the interest rate swap agreements to which we are a party: (i) the notional amount, (ii) the fixed interest rate payable by the Company, (iii) the variable interest rate payable to the Company by the counterparty under the agreement, (iv) the fair value of the instrument, and (v) the maturity date of the agreement.

Notional Amount	Fixed Interest Rate	Variable Interest Rate	Fair Value	Maturity Date

$370,706	6.4750%	LIBOR	$(19,060)	07/15/07
$260,000	4.8250%	LIBOR + 23 bp	$ (6,004)	01/15/06
$219,939	7.8020%	LIBOR + 19 bp	$ (9,357)	03/15/04
$145,407	6.2700%	LIBOR	$ (3,382)	08/15/03
$126,200	5.4350%	LIBOR + 26 bp	$ (4,715)	10/15/08
$ 84,510	7.8200%	LIBOR + 23 bp	$ (8,104)	09/15/06

Foreign Exchange Risk

The Company has various non-U.S. operating locations which expose it to foreign currency exchange risk. Foreign denominated intercompany debt borrowed in one currency and repaid in another may be fixed via currency swap agreements.

Consolidated Statements of Income

	Fiscal Year Ended September 30

(in thousands, except per share data)	2001	2000	1999

Revenues
Net sales	$2,634,492	$2,794,882	$2,778,256
Service and rentals	2,255,293	2,306,783	2,360,274
Finance income	383,694	345,280	297,072

	5,273,479	5,446,945	5,435,602

Costs and Expenses
Cost of goods sold	1,714,439	1,864,318	1,861,024
Service and rental costs	1,364,920	1,393,093	1,373,097
Finance interest expense	177,519	167,700	126,676
Selling and administrative	1,815,850	1,785,751	1,823,083
Restructuring charges, net	34,500	51,249
Asset impairment	29,082	53,919
Shareholder litigation (insurance proceeds) settlement		(17,000)	101,106

	5,136,310	5,299,030	5,284,986

Operating Income	137,169	147,915	150,616
Gain on Sale of Investment		3,739
Interest Expense	69,373	69,821	71,225

Income From Continuing Operations
Before Taxes on Income and Extraordinary Gain	67,796	81,833	79,391
Taxes on Income	53,791	55,873	45,555

Income From Continuing Operations
Before Extraordinary Gain	14,005	25,960	33,836
Discontinued Operations, net of taxes of: 2001 – $942;
2000 – $1,111	1,200	1,415

Income Before Extraordinary Gain	15,205	27,375	33,836
Extraordinary Gain from Early Extinguishment of Debt,
net of taxes of $1,342		1,707

Net Income	$15,205	$29,082	$33,836

Basic and Diluted Earnings Per Common Share
Continuing Operations	$0.10	$0.18	$0.23
Discontinued Operations	0.01	0.01
Extraordinary Gain		0.01

Net Income	$0.11	$0.20	$0.23

Cash Dividends Per Common Share	$0.16	$0.16	$0.16

See notes to consolidated financial statements.

IKON 2001 Annual Report

Financial Section 27

Consolidated Balance Sheets

	September 30

(in thousands)	2001	2000

Assets
Cash and cash equivalents	$80,351	$78,118
Restricted cash	128,365	91,914
Accounts receivable, less allowances of: 2001 – $23,510; 2000 – $35,322	641,059	723,051
Finance receivables, net	1,171,004	1,087,215
Inventories	299,776	321,471
Prepaid expenses and other current assets	95,381	102,196
Deferred taxes	98,701	108,578

Total current assets	2,514,637	2,512,543

Long-term finance receivables, net	2,176,205	2,084,102

Equipment on operating leases,
net of accumulated depreciation of: 2001 – $91,357; 2000 – $144,117	71,181	72,595

Property and equipment, net	207,812	246,006

Goodwill, net	1,258,112	1,318,197

Other assets	63,045	129,142

Total Assets	$6,290,992	$6,362,585

Liabilities and Shareholders’ Equity
Current portion of long-term debt	$17,643	$176,629
Current portion of long-term debt, finance subsidiaries	1,229,631	1,238,950
Notes payable	183,688	42,216
Trade accounts payable	222,999	226,838
Accrued salaries, wages and commissions	126,280	143,644
Deferred revenues	185,261	195,790
Other accrued expenses	299,624	284,464

Total current liabilities	2,265,126	2,308,531

Long-term debt	599,608	606,861

Long-term debt, finance subsidiaries	1,366,108	1,405,449

Deferred taxes	446,059	415,656

Other long-term liabilities	218,513	184,996

Commitments and contingencies (Note 8)

Shareholders’ Equity
Common stock, no par value: authorized 300,000 shares
issued: 2001 – 150,128 shares; 2000 – 150,296 shares
outstanding: 2001 – 141,776 shares; 2000 – 143,826 shares	1,012,302	1,013,750
Series 12 preferred stock, no par value: authorized 480 shares issued and outstanding: 2001 – 0 shares; 2000 – 0 shares
Unearned compensation	(3,745)	(6,814)
Retained earnings	463,152	468,770
Accumulated other comprehensive loss	(43,484)	(7,773)
Cost of common shares in treasury: 2001 – 7,480 shares; 2000 – 5,430 shares	(32,647)	(26,841)

Total Shareholders’ Equity	1,395,578	1,441,092

Total Liabilities and Shareholders’ Equity	$6,290,992	$6,362,585

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended September 30

(in thousands)	2001	2000	1999

Cash Flows from Operating Activities
Net Income	$15,205	$29,082	$33,836
Additions (deductions) to reconcile net income to net cash provided by operating activities of continuing operations:
Depreciation	119,993	133,012	134,638
Amortization	58,575	62,082	62,226
Provisions for losses on accounts receivable	7,758	21,631	31,765
Provision for deferred income taxes	42,411	57,409	24,971
Provision for lease default reserves	66,631	61,740	62,790
Restructuring and asset impairment charges	63,582	105,168
Gain on asset securitization		(73)	(26,856)
Extraordinary gain on early extinguishment of debt		(3,049)
Gain on sale of investment		(3,739)
Shareholder litigation settlement			101,106
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
Decrease (increase) in accounts receivable	77,133	(25,668)	41,154
Decrease in inventories	21,406	12,982	93,821
(Increase) decrease in prepaid expenses and other
current assets	(1,525)	9,270	22,913
(Decrease) increase in accounts payable, deferred revenues and accrued expenses	(44,477)	49,955	(64,789)
Decrease in accrued shareholder litigation settlement		(117,652)
Decrease in accrued restructuring	(15,757)	(21,471)
Other	914	2,872	2,048

Net cash provided by operating activities of
continuing operations	411,849	373,551	519,623
Gain from discontinued operations	(2,142)	(2,526)

Net cash provided by operating activities	409,707	371,025	519,623

Cash Flows from Investing Activities
Cost of companies acquired, net of cash acquired	(2,666)	(3,768)	(30,065)
Expenditures for property and equipment	(85,880)	(113,829)	(103,462)
Expenditures for equipment on operating leases	(58,790)	(45,160)	(52,382)
Proceeds from sale of property and equipment	44,382	18,170	19,347
Proceeds from sale of equipment on operating leases	16,554	15,390	21,573
Finance receivables – additions	(1,815,282)	(1,941,479)	(1,415,672)
Finance receivables – collections	1,549,888	1,494,374	968,248
Proceeds from sale of finance subsidiaries’ lease receivables	16,167	25,547	467,394
Repurchase of finance subsidiaries’ lease receivables		(275,000)	(250,000)
Other	5,267	6,050	32

Net cash used in investing activities	(330,360)	(819,705)	(374,987)

Cash Flows from Financing Activities
Proceeds from issuance of long-term debt	38,105	35,340	93,065
Short-term borrowings (repayments), net	201,280	(470)	(45,817)
Long-term debt repayments	(197,071)	(51,257)	(51,191)
Finance subsidiaries’ debt – issuances	2,269,136	2,139,318	866,577
Finance subsidiaries’ debt – repayments	(2,316,905)	(1,484,237)	(962,195)
Dividends paid	(22,695)	(23,708)	(23,689)
Deposit to restricted cash	(36,451)	(62,289)	(29,625)
Purchase of treasury shares and other	(3,934)	(26,626)	2,304

Net cash (used in) provided by financing activities	(68,535)	526,071	(150,571)

Effect of exchange rate changes on cash and cash equivalents	(8,579)	(2,659)	8,358

Net increase in cash and cash equivalents	2,233	74,732	2,423
Cash and cash equivalents at beginning of year	78,118	3,386	963

Cash and cash equivalents at end of year	$80,351	$78,118	$3,386

See notes to consolidated financial statements.

IKON 2001 Annual Report

Financial Section 29

Consolidated Statements of Changes in Shareholders’ Equity

Fiscal Year Ended September 30	2001		2000		1999

(in thousands, except per share data)	Shares	Amounts	Shares	Amounts	Shares	Amounts

Series BB Conversion Preferred Stock
Balance, beginning of year					3,877	$290,170
Preferred stock conversion					(3,877)	(290,170)

Balance, end of year

Common Stock
Balance, beginning of year	150,296	$1,013,750	149,271	$1,008,392	137,139	$689,195
Series BB preferred stock
conversion					9,682	290,170
Mergers, acquisitions and other			465	3,500	1,970	21,526
Stock awards granted	65	250	701	5,172	480	7,603
Stock awards earned	(9)	(120)	(13)	(187)
Stock awards cancelled	(224)	(1,578)	(128)	(1,706)
Tax charge relating to stock
plans				(1,421)		(102)

Balance, end of year	150,128	$1,012,302	150,296	$1,013,750	149,271	$1,008,392

Unearned Compensation
Balance, beginning of year		$(6,814)		$(5,513)
Stock awards granted		(250)		(5,172)		$(7,603)
Amortization		1,741		2,165		1,503
Awards cancelled		1,578		1,706		587

Balance, end of year		$(3,745)		$(6,814)		$(5,513)

Retained Earnings
Balance, beginning of year		$468,770		$464,150		$455,089
Net income		15,205		29,082		33,836
Cash dividends declared:
Common stock, per share: 2001 – $.16; 2000 – $.16; 1999 – $.16		(22,695)		(23,708)		(23,689)
Issuance of treasury shares and other		1,872		(754)		(1,086)

Balance, end of year		$463,152		$468,770		$464,150

Accumulated Other Comprehensive Loss
Balance, beginning of year		$(7,773)		$(4,922)		$(3,511)

Translation adjustment		(4,791)		(4,333)		(1,280)
SFAS 133 adjustment		(30,374)
Minimum pension liability
adjustment		(546)		1,482		(131)

Other comprehensive loss		(35,711)		(2,851)		(1,411)

Balance, end of year		$(43,484)		$(7,773)		$(4,922)

Cost of Common Shares in Treasury
Balance, beginning of year	5,430	$(26,841)	53	$(1,567)	124	$(3,655)
Purchases	2,524	(7,876)	5,439	(26,841)	8	(168)
Reissued for:
Exercise of options	(19)	84			(41)	1,301
Sales to employee stock plans	(455)	1,986	(26)	632	(18)	491
Mergers, acquisitions and other			(36)	935	(20)	464

Balance, end of year	7,480	$(32,647)	5,430	$(26,841)	53	$(1,567)

Comprehensive (Loss) Income
Net income		$15,205		$29,082		$33,836
Other comprehensive loss per above		(35,711)		(2,851)		(1,411)

Comprehensive (loss) income		$(20,506)		$26,231		$32,425

Components of Accumulated Other Comprehensive Loss
Accumulated translation		$(12,396)		$(7,605)		$(3,272)
Cumulative effect of change in
accounting principle for
derivative and hedging activities
(SFAS 133), net of taxes of $3,778		(5,584)
Net loss on derivative financial
instruments, net of taxes of $16,470		(24,790)
Minimum pension liability		(714)		(168)		(1,650)

Balance, end of year		$(43,484)		$(7,773)		$(4,922)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

IKON Office Solutions, Inc. (“IKON” or “the Company”) is one of the world’s leading providers of products and services that help businesses communicate. IKON provides customers with total business solutions for every office, production and outsourcing need, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal document solutions, as well as network design and consulting, and e-business development. IKON has locations worldwide including the United States, Canada, Mexico and Europe. References herein to “we”, “us” or “our” refer to IKON and its subsidiaries unless the context specifically requires otherwise.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates and assumptions.

Revenue Recognition

Revenues are recognized when products are delivered to and accepted by the customer or services are performed. Revenues from service contracts and rentals are recognized over the term of the contract. The present value of payments due under sales-type lease contracts is recorded as revenue and cost of goods sold is charged with the book value of the equipment when products are delivered to and accepted by the customer. Finance income is recognized over the related lease term.

Advertising

Advertising costs are expensed the first time the advertisement is run.

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax basis of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market using the average cost or specific identification methods and consist of finished goods available for sale.

Property and Equipment

Property and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the consolidated statements of income. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows: equipment on operating leases—3–5 years; production equipment—5 years; furniture and office equipment—3–7 years; capitalized software—3–10 years; leasehold improvements—shorter of the asset life or term of lease; and buildings—20 years. Maintenance and repairs are charged to operations; replacements and betterments are capitalized. The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or to create and implement internal use computer software. Depreciation expense related to capitalized software was $10,779 and $7,409 in fiscal 2001 and 2000, respectively.

IKON 2001 Annual Report

Financial Section 31

Goodwill

Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over periods ranging from 25 to 40 years using the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, we will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis (see note 2 to the consolidated financial statements). Accumulated amortization of goodwill at September 30, 2001 and 2000 was $269,340 and $228,267, respectively.

Environmental Liabilities

Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with the Company’s capitalization policy for property and equipment. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenues, are expensed. Liabilities are recognized for remedial activities, based on management’s best estimate of aggregate environmental exposure. Recoveries of expenditures are recognized as receivables when they are estimable and probable. Estimated liabilities are not discounted to present value. See note 8 to the consolidated financial statements.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in net income.

Financial Instruments

Derivative financial instruments are utilized to reduce foreign currency and interest rate risk. We do not enter into financial instruments for trading or speculative purposes. Interest rate swap agreements are used as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional amount upon which the payments are based. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued expenses. The interest rate swap agreements are designated as hedges. Currency swap agreements are used to manage exposure relating to certain intercompany debt denominated in one foreign currency that will be repaid in another foreign currency. Currency swap agreements are designated as hedges of firm commitments to pay interest and principal on debt, which would otherwise expose us to foreign currency risk. Currency translation gains and losses on the principal swapped are offset by corresponding translation gains and losses on the related foreign denominated assets. Gains and losses on terminations of interest rate and currency swap agreements are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of income at the time of extinguishment.

IKON adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” on October 1, 2000. This standard, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. See note 18 to the consolidated financial statements for additional information.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Pending Accounting Changes

In June 2001, the Financial Accounting Standards Board (“FASB”) approved SFAS 141, “Business Combinations”, SFAS 142, “Goodwill and Other Intangible Assets”, and SFAS 143, “Accounting for Asset Retirement Obligations.”

SFAS 141 supercedes Accounting Principles Board (“APB”) 16, Business Combinations. The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The Company does not expect a material impact from the adoption of SFAS 141 on our consolidated financial statements.

SFAS 142 supercedes APB 17, Intangible Assets. SFAS 142 primarily addresses accounting for goodwill and intangible assets subsequent to their acquisition. The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001, with early adoption permitted. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The Company adopted SFAS 142 effective October 1, 2001 and is currently evaluating the impact on our consolidated financial statements.

SFAS 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of the adoption of this statement, but does not expect a material impact from the adoption of SFAS 143 on our consolidated financial statements.

In August 2001, the FASB approved SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supercedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and APB 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of the adoption of this statement, but does not expect a material impact from the adoption of SFAS 144 on our consolidated financial statements.

2. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In the fourth quarter of fiscal 2001, the Comp”any announced the acceleration of certain cost cutting and infrastructure improvements and recorded a pre-tax restructuring and asset impairment charge of $60,000 and reserve adjustments related primarily to the exit of the Company’s telephony operations of $5,300. These related reserve adjustments are included in cost of goods sold and selling and administrative expense in the consolidated statement of income. This resulted in a charge of $65,300 ($49,235 after-tax, or $0.34 per share on a diluted basis). These actions address the exit from the Company’s telephony operations in the United States and Europe, the closing of a number of non-strategic digital print centers and further downsizing of operational infrastructures throughout the organization as the Company leverages and intensifies prior standardization and centralization initiatives. These actions include the ongoing centralization and consolidation of many selling and administrative functions, including marketplace consolidation, supply chain, finance, customer service, sales support and the realignment of sales coverage against our long-term growth objectives. Additionally, the Company recorded an asset impairment charge of $3,582 ($3,300 after-tax, or $0.02 per share on a diluted basis) related to the exit of the Company’s technology education operations. Therefore, the aggregate charge recorded in fiscal 2001 (the “Fiscal 2001 Charge”) was $68,882 ($52,535 after-tax, or $0.36 per share on a diluted basis).

In the first quarter of fiscal 2000, the Company announced plans to improve performance and efficiency and incurred a total pre-tax restructuring and asset impairment charge (the “First Quarter 2000 Charge”) of $105,340 ($78,479 after-tax, or $0.52 per share on a basic and diluted basis). These actions addressed under-performance in certain technology services operations, business document services, and business information services locations as well as the Company’s desire to

IKON 2001 Annual Report

Financial Section 33

strategically position these businesses for integration and profitable growth. Plans included consolidating or disposing of certain under-performing and non-core locations; implementing productivity enhancements through the consolidation and centralization of activities in inventory management, purchasing, finance/accounting and other administrative functions; and consolidating real estate through the co-location of business units as well as the disposition of unproductive real estate. In the fourth quarter of fiscal 2000, the Company determined that some first quarter restructuring initiatives would not require the level of spending that had been originally estimated, and certain other initiatives would not be implemented due to changing business dynamics. As a result, $15,961 was reversed from the First Quarter 2000 Charge and the total amount of the First Quarter 2000 Charge was reduced to $89,379 ($66,587 after-tax, or $0.45 per share on a basic and diluted basis). Also, in the fourth quarter of fiscal 2000, the Company announced other specific actions designed to address the changing market conditions impacting technology services, IKON North America, and outsourcing locations and incurred a total pre-tax restructuring and asset impairment charge (the “Fourth Quarter 2000 Charge”) of $15,789 ($12,353 after-tax, or $0.08 per share on a basic and diluted basis). The First Quarter 2000 Charge (as reduced) and Fourth Quarter 2000 Charge resulted in a net fiscal 2000 charge (the “Fiscal 2000 Charge”) of $105,168 ($78,940 after-tax, or $0.53 per share on a basic and diluted basis).

The pre-tax components of the restructuring and asset impairment charges for fiscal 2001 and fiscal 2000 were as follows:

Type of Charge	Fiscal 2001 Charge	Fiscal 2000 Charge

Restructuring Charge:
Severance	$26,500	$ 20,697
Contractual commitments	8,000	30,552

Total Restructuring Charge	34,500	51,249

Asset Impairment Charge:
Fixed assets	6,906	15,039
Goodwill and intangibles	22,176	38,880

Total Asset Impairment Charge	29,082	53,919

Total	$63,582	$105,168

The employees and locations affected by the charges described above were as follows:

	Employees Affected	Employee Terminations	Adjustment to Fiscal 2000 Charge	Remaining Employees to be Terminated

Fiscal 2001 terminations	1,600			1,600
Fiscal 2000 terminations	2,318	(1,780)	(538)	—

	Sites Affected	Sites Closed	Adjustment to Fiscal 2000 Charge	Remaining Sites to be Closed

Fiscal 2001 closures	24			24
Fiscal 2000 closures	29	(27)	(2)	—

The following presents a reconciliation of the original restructuring components of the Fiscal 2001 Charge and Fiscal 2000 Charge to the balance remaining at September 30, 2001, which is included in other accrued expenses on the consolidated balance sheet:

	Fiscal 2001 Charge	Payments Fiscal 2001	Balance September 30, 2001

Severance	$26,500	—	$26,500
Contractual commitments	8,000	—	8,000

Total	$34,500	—	$34,500

	Fiscal 2000 Charge	Payments Fiscal 2000	Adjustment to Fiscal 2000 Charge	Balance September 30, 2000	Payments Fiscal 2001	Balance September 30, 2001

Severance	$22,481	$(10,616)	$ (1,784)	$10,081	$ (8,058)	$ 2,023
Contractual commitments	44,729	(12,827)	(14,177)	17,725	(7,699)	10,026

Total	$67,210	$(23,443)	$(15,961)	$27,806	$(15,757)	$12,049

All actions related to the Fiscal 2000 Charge are complete. Severance payments to terminated employees are made in installments. The remaining balances of the fiscal 2001 and 2000 severance charges are expected to be paid through fiscal 2003. The charges for contractual commitments relate to lease commitments where the Company is exiting certain locations and/or businesses. The remaining balances of the fiscal 2001 and 2000 charges for contractual commitments are expected to be paid over the next several years.

IKON 2001 Annual Report

Financial Section 35

3. ACQUISITIONS

We made one acquisition in fiscal 2001 for an aggregate purchase price of $1,642 in cash. Total assets related to the fiscal 2001 acquisition were $2,857, including goodwill of $2,140. An additional $1,024 was paid and capitalized in fiscal 2001 relating to prior years’ acquisitions.

In fiscal 2000, we made two acquisitions for an aggregate purchase price of $2,132 in cash. Total assets related to fiscal 2000 acquisitions were $2,427, including goodwill of $2,008. An additional $5,213 was paid and capitalized in fiscal 2000 relating to prior years’ acquisitions.

In fiscal 1999, we made six acquisitions for an aggregate purchase price of $19,332 in cash. Total assets related to fiscal 1999 acquisitions were $32,425, including goodwill of $23,017. An additional $22,454 was paid and capitalized in fiscal 1999 relating to prior years’ acquisitions.

All acquisitions were accounted for under the purchase method of accounting and are included in results of operations from their dates of acquisition. Certain acquisition agreements contained earn out provisions which provided for additional payments in cash or stock. Amounts paid under these agreements have been included in goodwill.

Pro forma results of operations have not been presented for any of the acquisitions because the effects of the transactions were not material to the consolidated financial statements.

4. FINANCE RECEIVABLES

Our wholly-owned finance subsidiaries are engaged in purchasing office equipment from our marketplaces and leasing the equipment to customers under direct financing leases.

Components of finance receivables, net, are as follows:

September 30	2001	2000

Gross receivables	$3,633,992	$3,445,536
Unearned income	(650,648)	(576,839)
Unguaranteed residuals	433,649	377,412
Lease default reserve	(69,784)	(74,792)

Finance receivables	3,347,209	3,171,317
Less: current portion	1,171,004	1,087,215

Long-term finance receivables	$2,176,205	$2,084,102

At September 30, 2001, future minimum payments to be received under direct financing leases were: 2002 — $1,338,210; 2003 — $1,055,397; 2004 — $716,302; 2005 — $377,039; 2006 — $144,262; thereafter — $2,782; while future minimum lease payments to be received under operating leases were: 2002 — $25,645; 2003 — $17,357; 2004 — $10,842; 2005 — $5,137; 2006 — $1,916; thereafter — $111.

In December 1998, our U.S. finance subsidiary IOS Capital, Inc. (“IOSC”) entered into an asset securitization transaction whereby it sold $366,600 in financing lease receivables for $250,000 in cash and a retained interest in the remainder. The agreement was for an initial three-year term with certain renewal provisions and was structured as a revolving asset securitization so that as collections reduced previously sold interests in this new pool of leases, additional leases could be sold up to $180,000 ($250,000 in fiscal 2000 and 1999). The terms of the agreement require that IOSC continue to service the lease portfolio. IOSC recognized a pre-tax gain of $14,333 in fiscal 1999 on this agreement. On May 25, 1999, IOSC repurchased the leases sold in this transaction with the proceeds from the lease-backed notes described in note 6 to the consolidated financial statements. In fiscal 1999, IOSC sold an additional $152,098 in leases, replacing leases paid/collected during the year and recognized pre-tax gains of $12,121. On October 7, 1999, these leases were repurchased with a portion of the proceeds received from the issuance of approximately $700,000 of lease-backed notes.

On December 9, 1999, IOSC pledged or transferred $311,382 in financing lease receivables for $247,600 in cash in connection with its revolving asset securitization, in a transfer accounted for as a financing. Additionally, in fiscal 2000, IOSC pledged or transferred $295,472 in financing lease receivables for $235,400 in cash in connection with its revolving asset securitization, in a transfer accounted for as a financing. IOSC repaid $250,000 on June 2, 2000 when it issued the 2000–1 Notes described below.

In September 2000, IOSC entered into a revolving asset securitization whereby it pledged or transferred $414,843 in financing lease receivables for $349,795 in cash and a retained interest in the remainder. The agreement is for an initial three-year term with certain renewal provisions and was structured as a revolving asset securitization so that as collections reduce previously pledged or transferred interests in this new pool of leases, additional leases can be pledged or transferred up to $225,000. The terms of the agreement require that IOSC continue to service the lease portfolio.

During fiscal 2001, IOSC pledged or transferred $539,776 in financing lease receivables for $485,900 in cash in connection with its revolving asset securitization. Also, during fiscal 2001, IOSC entered into a new revolving asset securitization. The agreement is for an initial 364-day term with certain renewal provisions and was structured as a revolving asset securitization so that as collections reduce previously pledged or transferred interests in this new pool of leases, additional leases can be pledged or transferred up to $300,000. The terms of the agreement require that IOSC continue to service the lease portfolio. Under this agreement, IOSC pledged or transferred $163,746 in financing lease receivables for $138,600 in cash and a retained interest in the remainder.

Our Canadian finance subsidiary has an asset securitization agreement for up to CN$175,000 of eligible direct financing lease receivables. The agreement expires on August 30, 2002 and was structured as a revolving asset securitization agreement so that as collections reduce previously pledged interests in the new pool of leases, additional leases can be pledged up to the above amount. During fiscal 2001, our Canadian finance subsidiary pledged or transferred CN$81,197 in financing lease receivables for CN$71,583 in cash in connection with this revolving asset securitization agreement in a transaction accounted for as a financing. The terms of the agreement require that our Canadian finance subsidiary continue to service the lease portfolio.

Our United Kingdom finance subsidiary has an asset securitization agreement for up to the British pound sterling equivalent of $125,000 of eligible direct financing lease receivables. The agreement expires on March 28, 2002 and was structured as a revolving asset securitization agreement so that as collections reduce previously pledged interests in the new pool of leases, additional leases can be pledged up to the above amount. During fiscal 2001, our United Kingdom finance subsidiary pledged or transferred £75,000 in financing lease receivables for £60,000 in cash in connection with this revolving asset securitization agreement in a transaction accounted for as a financing. The terms of the agreement require that our United Kingdom finance subsidiary continue to service the lease portfolio.

As of September 30, 2001, IOSC, our Canadian finance subsidiary and our United Kingdom finance subsidiary had approximately $511,500, CN$130,000 and £92,000, respectively, available under their revolving asset securitization financing agreements.

5.  PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of:

September 30	2001	2000

Land	$ 2,561	$ 5,629
Buildings and leasehold
improvements	73,553	97,312
Production equipment	41,726	39,540
Furniture and office equipment	327,223	354,003
Capitalized software	80,323	39,060

	525,386	535,544
Less: accumulated depreciation	317,574	289,538

	$207,812	$246,006

6. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consisted of:

September 30	2001	2000

Notes payable to banks at average
interest rate: 2001– 4.95%;
2000 – 8.04%	$183,504	$41,626
Other notes payable at average
interest rate: 2001– 7.99%;
2000 – 8.91%	184	590

	$183,688	$42,216

IKON 2001 Annual Report

Financial Section 37

Long-term debt consisted of:

September 30	2001	2000

Bond issue at stated interest rate
of 6.75%, net of discount
(2001–$4,219; 2000 – $4,287),
due 2025, effective interest rate
of 6.85%	$295,781	$295,713
Bond issue at stated interest rate
of 6.75%, net of discount
(2001–$151; 2000 – $194),
due 2004, effective interest rate
of 6.76%	124,849	124,806
Bond issue at stated interest rate
of 7.30%, net of discount
(2001– $586; 2000 –$593),
due 2027, effective interest rate
of 7.34%	114,414	114,407
Bond issue at stated interest rate
of 8.875% due 2001		43,819
Private placement debt at average
interest rate of 7.15%, due 2005	55,000	55,000
Bank debt at average interest rate
of 7.71%, due 2000		41,994
Sundry notes, bonds and mortgages
at average interest rate: 2001–7.86%;
2000 – 8.13%, due 2000–2005	16,998	97,602
Present value of capital lease
obligations (gross amount:
2001–$12,165; 2000– $15,444)	10,209	10,149

	617,251	783,490
Less: current maturities	17,643	176,629

	$599,608	$606,861

After giving effect to interest rate swaps, the average effective interest rate on our long-term bank debt of $41,994 was 7.7% at September 30, 2000, compared to an average variable rate of 6.2% at September 30, 2000.

In fiscal 2000, we repurchased $10,000 par value of our 7.30% bonds due November 1, 2027 for $6,951 and recognized an extraordinary gain of $3,049 ($1,707 after-tax).

Long-term debt, finance subsidiaries consisted of:

September 30	2001	2000

Medium term notes at average
interest rate: 2001–6.34%;
2000–6.58%, due 2001–2004	$ 82,000	$ 568,500
Notes payable at average interest
rate: 2001–9.75%, due 2004	250,000
Lease-backed notes at average
interest rate: 2001– 6.18%;
2000–6.81%, due 2000 –2005	1,797,389	1,267,641
Asset securitization conduit
financing at average interest rate:
2001–3.69%; 2000–6.60%, due
2001–2006	193,500	582,795
Notes payable to banks at average
interest rate: 2001–6.82%;
2000 –7.37%, due 2001–2006	272,850	225,463

	2,595,739	2,644,399
Less: current maturities	1,229,631	1,238,950

	$1,366,108	$1,405,449

After giving effect to interest rate swaps on finance subsidiaries debt, the average effective interest rate on $1,206,762 and $555,401 of our lease-backed notes was 6.3% and 7.3% at September 30, 2001 and 2000, respectively, compared to average variable rates of 3.6% and 6.7% at September 30, 2001 and 2000, respectively.

Long-term debt and long-term debt, finance subsidiaries mature as follows:

Fiscal Year	Long-Term Debt	Long-Term Debt, Finance Subsidiaries

2002	$ 17,643	$1,229,631
2003	5,827	618,206
2004	2,378	580,549
2005	125,806	149,036
2006	55,248	18,235
2007–2027	410,349	82

Maturities of lease-backed notes are based on contractual maturities of leases.

We have a credit agreement with several banks for $600,000, which terminates on January 16, 2003. The agreement includes a facility fee that could range from 6.25 to 10.0 basis points per annum on the commitment (10.0 basis points per annum at September 30, 2001), based upon our current long-term debt rating. The agreement provides that loans may be made under either domestic or Eurocurrency notes at rates computed under a selection of rate formulas including prime or Eurocurrency rates. At September 30, 2001 short-term borrowings supported by the credit agreement totaled $161,577, leaving $438,423 unused and available.

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

On June 15, 2001, IOSC issued $250,000 of notes with an interest rate of 9.75% (10% yield including the original issue discount) which is due on June 15, 2004. Interest is paid on the notes semi-annually beginning December 15, 2001. With the net proceeds from the issuance, IOSC repaid $150,000 of 6.73% medium term notes due June 15, 2001 and will use the remainder of the proceeds for general corporate purposes.

In fiscal 2001, IOSC signed promissory notes and pledged $26,784 of lease receivables for $22,471 of proceeds. During fiscal 2001, the Company repaid $1,179 of the promissory notes. The notes have various interest rates ranging from 7.12% to 8.61% with maturities through March 2006.

In fiscal 2001, IOSC borrowed $648,500 and repaid $1,037,795 under its revolving asset securitization conduit financing agreements. Repayments were made with proceeds received from the issuance of the Series 2000–2 and 2001–1 Notes described below.

IKON Receivables, LLC (an affiliate of IOSC) has issued Series 1999–1, 1999–2, 2000–1, 2000–2, and 2001–1 Lease-Backed Notes (collectively, the “Notes”) as described below:

Series	Notes		Issuance Date	Principal Issuance Amount	Interest Rate	Stated Maturity Date

1999-1	Class A-1		05/25/99	$ 304,474	5.11%	June, 2000
	Class A-2		05/25/99	61,579	5.60%	May, 2005
	Class A-3		05/25/99	304,127	5.99%	May, 2005
	Class A-4		05/25/99	81,462	6.23%	May, 2005

Sub-Total				751,642

1999-2	Class A-1		10/07/99	235,326	6.14125%	October, 2000
	Class A-2		10/07/99	51,100	6.31%	May, 2001
	Class A-3	a	10/07/99	100,000	6.59%	August, 2003
	Class A-3	b	10/07/99	240,891	LIBOR + 0.36%	August, 2003
	Class A-4		10/07/99	72,278	6.88%	November, 2005

Sub-Total				699,595

2000-1	Class A-1		06/02/00	130,000	6.99625%	June, 2001
	Class A-2		06/02/00	54,000	7.51000%	March, 2002
	Class A-3		06/02/00	230,000	LIBOR + 0.19%	March, 2004
	Class A-4		06/02/00	84,510	LIBOR + 0.23%	September, 2006

Sub-Total				498,510

2000-2	Class A-1		12/07/00	193,532	6.66125%	December, 2001
	Class A-2		12/07/00	70,193	6.60%	September, 2002
	Class A-3		12/07/00	290,800	LIBOR + 0.23%	October, 2004
	Class A-4		12/07/00	79,906	LIBOR + 0.27%	July, 2007

Sub-Total				634,431

2001-1	Class A-1		06/28/01	168,000	3.73375%	July, 2002
	Class A-2		06/28/01	41,000	4.16%	March, 2004
	Class A-3		06/28/01	260,000	LIBOR + 0.23%	January, 2006
	Class A-4		06/28/01	126,200	LIBOR + 0.26%	October, 2008

Sub-Total				595,200

Total Issued				$3,179,378

IKON 2001 Annual Report

Financial Section 39

The Notes were issued pursuant to an Indenture between IKON Receivables, LLC, IOSC and various Indenture Trustees. The Notes are collateralized by a pool of office equipment leases or contracts and related assets (the “Leases”) acquired or originated by IOSC (together with the equipment financing portion of each periodic lease or rental payment due under the Leases on or after the related indenture date) and all related casualty payments, retainable deposits, and termination payments. Payments on the Notes are made from payments on the Leases. The Notes have certain credit enhancement features available to noteholders, including reserve accounts, overcollateralization accounts and noncancellable insurance policies from Ambac Assurance Corporation with respect to the Notes. On each payment date, funds available from the collection of lease receivables will be paid to the noteholders in the order of their priority class.

The Notes bear interest from the related issuance date at the stated rates specified above. The variable rate 1999–2 Class A-3b, 2000–1 Class A-3, 2000-1 Class A-4, 2000–2 Class A-3, 2000–2 Class A-4, 2001–1 Class A-3 and 2001–1 Class A-4 Notes have been fixed at 6.63%, 7.802%, 7.82%, 6.475%, 6.475%, 4.825% and 5.435%, respectively, through interest rate swaps.

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

Restricted cash on the consolidated balance sheets primarily represents cash that has been collected on the Leases which must be used to repay the 1999-1, 1999-2, 2000-1, 2000-2 and 2001-1 Notes, respectively.

Capital lease obligations and mortgages are collateralized by property and equipment that had a net book value of $10,878 at September 30, 2001. Interest paid, including finance subsidiaries, approximated $250,000, $257,000 and $208,000 for fiscal years 2001, 2000 and 1999, respectively.

Certain components of our debt balance are subject to debt covenants. The most restrictive of these covenants is a funded debt to equity calculation.

7. LEASES

Equipment acquired under capital leases is included in property and equipment in the amount of $26,848 and $49,954 in fiscal 2001 and 2000, respectively, and the related amounts of accumulated amortization are $15,970 and $32,169 in fiscal 2001 and 2000, respectively. Related obligations are in long-term debt and related amortization is included in depreciation.

At September 30, 2001, future minimum lease payments under noncancelable operating leases with initial or remaining terms of more than one year were: 2002—$41,692; 2003—$28,649; 2004—$19,481; 2005—$13,071; 2006—$10,037; and thereafter—$34,023.

Total rental expense was $121,475, $104,754 and $97,423 in fiscal 2001, 2000 and 1999, respectively.

8. CONTINGENCIES

The matter of Whetman, et al. v. IKON Office Solutions, Inc., et al. involves a claim brought under the Employee Retirement Income Security Act of 1974 (“ERISA”). In connection with that claim, the plaintiffs allege that the Company and various individuals violated fiduciary duties under ERISA based on allegedly improper investments in the Company’s stock made through the Company’s Retirement Savings Plan. The court certified a class with respect to this claim consisting generally of all those participants in the Retirement Savings Plan after September 30, 1995 and through August 13, 1998, subject to certain exceptions. Discovery is closed, and dispositive motions must be filed in March, 2002. The Company believes that this claim is without merit and is vigorously defending the suit.

The Company is involved in a number of environmental remediation actions to investigate and clean up certain sites related to its discontinued operations in accordance with applicable federal and state laws. Uncertainties about the status of laws and regulations, technology and information related to individual sites, including the magnitude of possible contamination, the timing and extent of required corrective actions and proportionate liabilities of other responsible parties, make it difficult to develop a meaningful estimate of probable future remediation costs. While the actual costs of remediation at these sites may vary from management’s estimates because of these uncertainties, the Company has established an accrual for known environmental obligations based on management’s best estimate of the aggregate environmental remediation exposure on these sites. After consideration of the defenses available to the Company, the accrual for such exposure, insurance coverage and other responsible parties, management does not believe that its obligations to remediate these sites would have a material adverse effect on the Company’s consolidated financial statements.

There are other contingent liabilities for taxes, guarantees, other lawsuits and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, and after consideration of the defenses available to the Company and any related reserves and insurance coverage, management believes that none of these other contingencies will materially affect the consolidated financial statements of the Company.

9. SHAREHOLDERS’ EQUITY

At September 30, 1998, we had outstanding 3,877 depositary shares, each representing 1/100th of a share of Series BB conversion preferred stock with a cumulative annual dividend of $5.04 per depositary share. On October 1, 1998, each of the outstanding depositary shares automatically converted into 2.4972 shares of common stock per depositary share resulting in the issuance of 9,682 common shares. The common stock account increased by $290,170 to reflect the conversion. There was no change to total shareholders’ equity.

We have in place a Rights Agreement (“Rights Plan”) which expires on June 18, 2007 and provides for an exercise price of $204.00 per preferred stock purchase right (individually, a “Right,” and collectively, the “Rights”). A Right entitles holders thereof to buy 1/100th of a share of our Series 12 Preferred Stock (the “Preferred Shares”).

The Rights Plan provides that the Rights will be exercisable and will trade separately from shares of our common stock only if a person or group (an “Acquiring Person”) acquires beneficial ownership of 15% or more of the shares of our common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the shares of our common stock (a “Flip-in Event”). Only when one or more of these events occur will shareholders receive certificates for the Rights.

If any person actually acquires 15% or more of the shares of common stock, other than through a tender or exchange offer for all shares of common stock that provides a fair price and other terms for such shares, or if a 15%-or-more shareholder engages in certain “self-dealing” transactions or engages in a merger or other business combination in which we survive and shares of our common stock remain outstanding, the other shareholders will be able to exercise the Rights and buy shares of our common stock having twice the value of the exercise price of the Rights. The Rights Plan that allows shareholders, upon action by a majority of the Continuing Directors (Continuing Directors are, in general, directors who were members of the Board of Directors prior to a Flip-in Event), to exercise their Rights for 50% of the shares of common stock otherwise purchasable upon surrender to us of the Rights so exercised and without other payment of exercise price.

The Board of Directors can redeem the Rights for $.01 per Right and to provide that the Rights may only be redeemed by majority vote of the Continuing Directors.

The Rights, in general, may be redeemed at any time prior to the tenth day following public announcement that a person has acquired a 15% ownership position in shares of our common stock.

10. TAXES ON INCOME

Provision for income taxes:

Fiscal Year Ended September 30	2001		2000		1999

	Current	Deferred	Current	Deferred	Current	Deferred

Federal	$ 6,858	$45,300	$(4,229)	$51,438	$12,175	$27,569
Foreign	2,596	(7,067)	3,449	(1,643)	4,446	(2,056)
State	2,440	3,664	582	6,276	3,963	(542)

Taxes on income	$11,894	$41,897	$ (198)	$56,071	$20,584	$24,971

IKON 2001 Annual Report

Financial Section 41

The components of deferred income tax assets and liabilities, including finance subsidiaries, were as follows:

September 30	2001	2000

Deferred tax liabilities:
Depreciation and lease
income recognition	$539,840	$514,696
Other, net	27,686	29,452

Total deferred tax liabilities	567,526	544,148
Deferred tax assets:
Accrued liabilities	165,610	177,500
Net operating loss carryforwards	72,196	79,382
Tax credit carryforwards	50,724	42,570

Total deferred tax assets	288,530	299,452
Valuation allowance	68,362	62,382

Net deferred tax assets	220,168	237,070

Net deferred tax liabilities	$347,358	$307,078

Net operating loss carryforwards consist primarily of state carryforwards of $672,000 principally expiring in fiscal 2002 through 2021 and federal carryforwards of $33,000 expiring in fiscal 2002 through 2018. Additionally, the Company has $50,724 of carryforward tax credits, the majority of which have no expiration date. A valuation allowance has been established against the state carryforwards and other tax credit carryforwards. The increase in the valuation allowance is primarily attributable to the inability to record tax benefits for current year losses in certain foreign jurisdictions.

Other assets on the consolidated balance sheet at September 30, 2001 include $20,248 of deferred taxes related to our adoption of SFAS 133. See notes 1 and 18 to the consolidated financial statements.

Pre-tax income (loss) from domestic and foreign operations was $76,311 and $(6,373), respectively, in fiscal 2001, $94,357 and $(6,949), respectively, in fiscal 2000 and $75,500 and $3,891, respectively, in fiscal 1999.

A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expense is as follows:

Fiscal Year Ended
September 30	2001	2000	1999

Tax at statutory rate	$23,729	$28,642	$27,787
State income taxes, net of
U.S. federal tax benefit	5,251	6,654	2,035
Goodwill	13,456	14,000	14,555
Loss from asset impairment
and acquisition related
charges	7,446	11,737
Foreign including credits	(6,525)	(1,603)	(1,395)
Corporate owned life
insurance	11,525	700	303
Other	(1,091)	(4,257)	2,270

	$53,791	$55,873	$45,555

Net income tax payments were $8,788, $7,935 and $7,855 in fiscal 2001, 2000 and 1999, respectively.

Undistributed earnings of the Company’s foreign subsidiaries were approximately $97,000 at September 30, 2001. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

11. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share from continuing operations:

September 30	2001	2000	1999

Numerator:
Income from continuing
operations before
extraordinary gain	$14,005	$25,960	$33,836

Denominator:
Denominator for basic
earnings per common
share—weighted
average shares	141,888	148,207	148,673
Effect of dilutive securities:
Employee stock awards	248
Contingently issuable shares			190

Dilutive potential common
shares	2,520	120	330
Denominator for diluted
earnings per common
share—adjusted weighted average
shares and assumed
conversions	144,408	148,327	149,003

Basic and diluted
earnings per common
share from continuing
operations before
extraordinary gain	$0.10	$0.18	$0.23

For additional disclosures regarding preferred stock and employee stock options, see notes 9 and 12 to the consolidated financial statements.

Options to purchase 7,257, 5,825 and 5,687 shares of common stock were outstanding during fiscal 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per common share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

12. STOCK OPTIONS

As permitted by SFAS 123, “Accounting for Stock-Based Compensation” we continue to account for our stock options in accordance with APB 25, “Accounting for Stock Issued to Employees”. Employee stock options are granted at or above the market price at dates of grant which does not require us to recognize any compensation expense. In general, these options expire in ten years (twenty years for certain non-employee director options) and vest over three years (five years for grants issued prior to December 15, 2000). The proceeds from options exercised are credited to shareholders’ equity. A plan for our non-employee directors enables participants to receive their annual directors’ fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors’ fees and is charged to expense.

Changes in common shares under option were:

		Weighted
		Average
	Shares	Price

September 30, 1998	5,932	$27.18
Granted	3,338	14.65
Exercised	(80)	11.73
Cancelled	(2,489)	25.93

September 30, 1999	6,701	21.59
Granted	3,872	6.29
Exercised
Cancelled	(1,771)	18.48

September 30, 2000	8,802	15.48
Granted	7,721	2.61
Exercised	(19)	5.94
Cancelled	(1,874)	12.14

September 30, 2001	14,630	$9.16

Available for Grant	4,493

IKON 2001 Annual Report

Financial Section 43

The following is provided to comply with the disclosure requirements of SFAS 123. If we had elected to recognize compensation expense based on the fair value at the date of grant for awards in fiscal years 2001, 2000 and 1999, consistent with the provisions of SFAS 123, our net income and earnings per share would have been reduced to the following pro forma amounts:

Fiscal Year Ended
September 30 (unaudited)	2001	2000	1999

Income from continuing
operations before
extraordinary gain as
reported	$14,005	$25,960	$33,836
Pro forma effect	(4,029)	(3,905)	(3,025)

Income from continuing
operations before
extraordinary gain	9,976	22,055	30,811
Income from discontinued
operations, net of taxes	1,200	1,415
Extraordinary gain on early
extinguishment of debt,
net of taxes		1,707

Net income	$11,176	$25,177	$30,811

Basic and diluted earnings
per common share:
Continuing operations as
reported	$.10	$.18	$.23
Pro forma effect	(.03)	(.03)	(.02)

Continuing operations	.07	.15	.21
Discontinued operations	.01	.01
Extraordinary gain		.01

Net Income	$.08	$.17	$.21

The pro forma effect on net income may not be representative of the pro forma effect on net income of future years because the SFAS 123 method of accounting for pro forma compensation expense has not been applied to options granted prior to October 1, 1995.

The weighted-average fair values at date of grant for options granted during fiscal years 2001, 2000 and 1999 were $3.82, $6.24 and $9.80, respectively, and were estimated using the Black-Scholes option-pricing model. The following assumptions were applied for fiscal 2001, 2000 and 1999, respectively: (i) expected dividend yields of 6.1%, 2.6% and 1.2%, (ii) expected volatility rates of 50.6%, 49.7% and 47.7%, (iii) expected lives of 6.7 years, 6.7 years and 5.7 years, and (iv) risk-free interest rates applied of 5.2%, 6.3% and 4.5%.

The following table summarizes information about stock options outstanding at September 30, 2001:

		Options Outstanding		Options Exercisable

	Number	Weighted-Average	Weighted-Average	Number	Weighted-Average
Range of	Outstanding at	Remaining	Exercise	Exercisable at	Exercise
Exercise Prices	September 30, 2001	Contractual Life	Price	September 30, 2001	Price

$ 2.38 – $ 4.73	7,293	9.7 years	$ 2.61	244	$ 4.62
5.39 – 9.63	3,293	8.2	6.56	641	6.55
10.44 – 19.90	2,071	7.4	15.05	979	14.77
$22.00 – $46.58	1,973	5.0	$31.52	1,634	$32.11

13. PENSION AND STOCK PURCHASE PLANS

We sponsor defined benefit pension plans for the majority of our employees. The benefits generally are based on years of service and compensation. We fund at least the minimum amount required by government regulations.

The components of net periodic pension cost for the Company-sponsored defined benefit pension plans are:

Fiscal Year Ended
September 30	2001	2000	1999

Components of Net
Periodic Benefit Cost
Service cost	$22,517	$22,377	$29,185
Interest cost on projected
benefit obligation	24,307	22,596	21,741
Expected return on assets	(30,355)	(27,378)	(25,134)
Amortization of net
obligation	(1,248)	(1,248)	(1,248)
Amortization of prior
service cost	1,513	1,513	1,493
Recognized net
actuarial gain	(5,298)	(3,285)	(52)

Net periodic pension cost	11,436	14,575	25,985
Cost of shutdown benefits			95

Total pension cost	$11,436	$14,575	$26,080

Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

	2001	2000	1999

Weighted average
discount rates	7.6%	8.0%	7.5%
Rates of increase in
compensation levels	4.0%	4.0%	6.0%
Expected long-term rate
of return on assets	10.0%	10.0%	10.0%

IKON 2001 Annual Report

Financial Section 45

The funded status and amounts recognized in the consolidated balance sheets for the Company-sponsored defined benefit pension plans were:

September 30	2001	2000

Change in Benefit Obligation
Benefit obligation at beginning
of year	$314,018	$341,165
Service cost	22,517	22,377
Interest cost	24,306	22,596
Actuarial loss (gain)	23,220	(52,559)
Benefits paid	(17,591)	(16,968)
Translation adjustment	(131)	(2,593)

Benefit obligation at end of year	$366,339	$314,018

Change in Plan Assets
Fair value of plan assets
at beginning of year	$348,781	$313,044
Actual return on plan assets	(31,259)	46,342
Employer contribution	3,141	8,889
Plan participant contributions	357	576
Benefits paid	(17,591)	(16,968)
Translation adjustment	(278)	(3,102)

Fair value of plan assets
at end of year	$303,151	$348,781

Funded status	$(63,188)	$34,764
Unrecognized net actuarial gain	(25,893)	(111,299)
Unrecognized net obligation	(2,500)	(3,749)
Unrecognized prior service cost	10,844	10,085
Adjustment to recognize
minimum pension liability	(714)	(168)

Net amount recognized	$(81,451)	$(70,367)

Amounts recognized on the
consolidated balance sheet
Accrued benefit obligation	$(86,463)	$(77,732)
Prepaid pension benefit	4,218	5,764
Intangible asset	1,508	1,769
Accumulated other
comprehensive loss	(714)	(168)

Net amount recognized	$(81,451)	$(70,367)

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $336,977 and $269,574, respectively, at September 30, 2001 and $11,448 and $0, respectively, at September 30, 2000. The accumulated benefit obligation and fair value of plan assets were $289,384 and $269,574, respectively, at September 30, 2001 and $11,386 and $0, respectively, at September 30, 2000.

Substantially all of the plan assets at September 30, 2001, are invested in listed stocks, including our common stock having a fair value of $11,760.

The majority of our employees were eligible to participate in our Retirement Savings Plan (RSP). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in nine different investment funds. We contribute an amount equal to two-thirds of the employees’ investments, up to 6% of regular compensation, for a maximum company match of 4%. All our contributions are invested in our common stock. Employees vest in a percentage of our contribution after two years of service, with full vesting at the completion of five years of service. Total expense related to the plans was $29,783, $29,993 and $31,205 in fiscal 2001, 2000 and 1999, respectively.

We have a Long-Term Incentive Compensation Plan (LTIP) pursuant to which key management employees have been granted performance based cash awards, which are earned upon achieving predetermined performance objectives during three-year intervals, and time based restricted stock awards, which are earned upon the fulfillment of vesting requirements. The value of these performance based awards is charged to expense over the related plan period. In fiscal 2001, 2000 and 1999, awards which would be payable in cash totaling $4,155, $0 and $1,012 respectively, were granted to LTIP participants. The Company expensed $519 in fiscal 2001 related to these awards. No expense was recorded related to these awards in fiscal 2000 or 1999 since performance objectives were not achieved. In fiscal 2001 and 2000, stock awards of $250 and $5,172, respectively, were granted, $120 and $187, respectively, were earned, $1,741 and $2,165, respectively, were amortized, $1,578 and $1,706, respectively, were cancelled and $3,745 and $6,814 were included in unearned compensation at September 30, 2001 and 2000, respectively.

14. SEGMENT REPORTING

The Company reports information about its operating segments according to the “management approach”. The management approach is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Under SFAS 131, our reportable segments are IKON North America and IKON Europe. The IKON North America and IKON Europe segments provide copiers, printers, color solutions, distributed printing, facilities management, legal document solutions and other office equipment and services, as well as design, planning and support services for network platforms and IT integration projects. These segments also include our captive finance subsidiaries in North America and Europe, respectively.

Other includes our North American business imaging services, education, Sysinct and telephony businesses. Business imaging services focuses on electronic file conversion. Education offers technology training, Sysinct specializes in e-business development and telephony provides telecommunications services. In the fourth quarter of fiscal 2001, the Company made a decision to exit its telephony business in the U.S. and Europe and its technology education business.

During fiscal 2001, we made the following change to our segment reporting to reflect the way management views our business as a result of our restructuring programs and the changing dynamics of our business: Network integration (included in Other in fiscal 2000) is included in IKON North America. Prior year amounts have been reclassified to conform with the current year presentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1 to the consolidated financial statements.

The table below presents segment information for the fiscal years ended September 30, 2001, 2000 and 1999:

	IKON North America	IKON Europe		Corporate and Eliminations
			Other		Total

Year Ended September 30, 2001
Revenues, excluding finance
income	$4,260,550	$434,144	$195,091		$4,889,785
Finance income	363,556	20,138			383,694
Finance interest expense	168,851	8,668			177,519
Restructuring and asset
impairment charges	(29,952)	(1,264)	(20,367)	$ (11,999)	(63,582)
Operating income (loss)	354,325	22,214	(52,614)	(186,756)	137,169
Interest expense				(69,373)	(69,373)
Income before taxes					67,796

Year Ended September 30, 2000
Revenues, excluding finance
income	4,419,527	466,377	215,761		5,101,665
Finance income	323,718	21,562			345,280
Finance interest expense	157,779	9,921			167,700
Restructuring and asset
impairment charges	(47,864)	(5,681)	(2,304)	(49,319)	(105,168)
Shareholder litigation
insurance proceeds				17,000	17,000
Operating income (loss)	370,894	18,596	(27,676)	(213,899)	147,915
Gain on sale of investment				3,739	3,739
Interest expense				(69,821)	(69,821)
Income before taxes					81,833

Year Ended September 30, 1999
Revenues, excluding
finance income	4,379,064	505,073	254,393		5,138,530
Finance income	276,503	20,569			297,072
Finance interest expense	117,380	9,296			126,676
Shareholder litigation
settlement				(101,106)	(101,106)
Operating income (loss)	380,920	28,148	(5,879)	(252,573)	150,616
Interest expense				(71,225)	(71,225)
Income before taxes					79,391

	IKON 2001 Annual Report
Financial Section 47

Reconciliation of segment assets, depreciation expense and expenditures for fixed assets to consolidated assets, depreciation expense and expenditures for fixed assets for the years ended September 30, 2001, 2000 and 1999 is as follows:

	IKON North	IKON		Corporate and
	America	Europe	Other	Eliminations	Total

Year Ended September 30, 2001
Segment assets	$5,141,159	$668,085	$220,115	$261,633	$6,290,992
Depreciation expense	93,602	7,481	3,276	15,634	119,993
Expenditures for fixed assets	90,998	14,230	1,556	37,886	144,670

Year Ended September 30, 2000
Segment assets	5,087,387	673,956	271,616	329,626	6,362,585
Depreciation expense	100,757	8,546	9,651	14,058	133,012
Expenditures for fixed assets	110,423	15,594	6,952	26,020	158,989

Year Ended September 30, 1999
Segment assets	4,560,631	703,932	303,307	233,443	5,801,313
Depreciation expense	108,891	9,938	6,702	9,107	134,638
Expenditures for fixed assets	126,174	9,665	12,685	7,320	155,844

The following is revenue and long-lived asset information by geographic area for the years ended and as of September 30:

	2001	2000	1999

Revenues
United States	$4,566,306	$4,668,899	$4,647,902
United Kingdom	323,844	345,548	367,448
Canada	224,348	257,335	240,703
Other	158,981	175,163	179,549

	$5,273,479	$5,446,945	$5,435,602

	2001	2000	1999

Long-lived assets
United States	$1,072,706	$1,286,758	$1,383,599
United Kingdom	252,170	268,551	274,298
Canada	170,042	100,037	106,506
Other	101,057	103,536	101,466

	$1,595,975	$1,758,882	$1,865,869

Long-lived assets consist of equipment on operating leases, net property and equipment, goodwill net of amortization and other assets. Long-term receivables in the amount of $4,175 in 2001 and $7,058 in 2000 have been included in other assets on the consolidated balance sheets, but are excluded from total long-lived assets above.

15. GAIN ON SALE OF INVESTMENT

In fiscal 2000, we sold certain equity securities which were held for investment. As a result of the sale, we recognized a pre-tax gain of $3,739 in the consolidated statement of income.

16. DISCONTINUED OPERATIONS

In fiscal 2001, we recognized a gain of $2,142 ($1,200 after-tax) related to net favorable dispositions of environmental matters at locations we had previously accounted for as discontinued operations. The gain has been recorded as discontinued operations on the consolidated statement of income.

In fiscal 2000, we received insurance proceeds of $3,691 for certain environmental liability coverage and recorded expense of $1,165 for health benefits of former employees. Both of these items relate to businesses we had previously recorded as discontinued operations. The resultant net benefit of $2,526 ($1,415 after-tax) has been recorded as discontinued operations in the consolidated statement of income.

17. SHAREHOLDER LITIGATION SETTLEMENT

A series of class action complaints, and a companion derivative lawsuit, were filed in the United States District Court for the Eastern District of Pennsylvania on behalf of the Company’s shareholders. The plaintiffs alleged that during the period from January 24, 1996 to August 13, 1998, IKON and certain current and former principal officers and employee directors publicly disseminated false and misleading statements concerning the Company’s revenue, profitability and financial condition in violation of the federal securities law. The Company agreed to settle the case for $111,000. We recorded a charge of $101,106 in fiscal 1999 for the shareholder litigation settlement, which consists of a $111,000 settlement plus $10,106 of legal fees offset by $20,000 of insurance proceeds. In fiscal 2000, we received an additional $17,000 of insurance proceeds. All amounts were paid and/or received in fiscal 2000 such that the consolidated balance sheet at September 30, 2000 contains no amounts related to the settlement.

18. FINANCIAL INSTRUMENTS

We use financial instruments in the normal course of our business, including derivative financial instruments, for purposes other than trading. These financial instruments include debt, commitments to extend credit, interest rate caps and interest rate and currency swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

Concentration of Credit Risk

We are subject to credit risk through trade receivables, lease receivables and short-term cash investments. Credit risk with respect to trade and lease receivables is minimized because of a large customer base and its geographic dispersion. Short-term cash investments are placed with high-credit quality financial institutions and in short duration corporate and government debt securities funds. We generally limit the amount of credit exposure in any one type of investment instrument.

Interest Rate Caps

We have interest rate caps relating to financial instruments of IOSC having a total principal/notional amount of $370,719 at September 30, 2001. The rates on these caps range from 6.00% to 7.10% and mature in 2006.

Interest Rate and Currency Swap Agreements

We have interest rate swap agreements relating to financial instruments of IOSC having a total principal/notional amount of $1,206,762 and $555,401 at September 30, 2001 and 2000, respectively, with fixed rates from 4.825% to 7.82% at September 30, 2001 and 6.63% to 7.82% at September 30, 2000. We are required to make payments to the counterparties at the fixed rate stated in the agreements and in return we receive payments at variable rates.

We have interest rate swap agreements relating to financial instruments of our Canadian finance subsidiary. These swaps have a principal/notional amount of CN$168,141 ($106,669) and CN$166,682 ($113,227) at September 30, 2001 and 2000, respectively. We are required to make variable rate payments to counterparties based on the one-month commercial paper rate plus .25% and receive payments at the one-month bankers’ acceptance rate.

At September 30, 2000 we had Canadian dollar denominated interest rate swap agreements with a total principal/notional amount of CN$98,248 ($66,740), and fixed rates from 7.43% to 7.74% and cross-currency swap agreements to exchange Canadian dollars (CN$98,248) for pounds sterling (£46,500). We were required to make pounds sterling payments at fixed rates from 9.53% to 9.90% in exchange for receipt of Canadian dollar payments at fixed rates from 9.02% to 9.38%. These Canadian interest rate and currency swaps matured in fiscal 2001.

IKON adopted SFAS 133, as amended by SFAS 138, “Accounting for Derivative Instruments and Hedging Activities”, on October 1, 2000. SFAS 133 requires that all derivatives be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or Other Comprehensive Income (Loss) (“OCI”) depending on the type of hedging instrument and the effectiveness of those hedges. In accordance with the transition provisions of SFAS 133, IKON recorded a cumulative loss adjustment to OCI of $5,584, after taxes, to recognize the fair value of its derivatives as of the date of adoption.

IKON 2001 Annual Report

Financial Section 49

All of the derivatives used by IKON as hedges are highly effective as defined by SFAS 133 because all of the critical terms of the derivatives match those of the hedged item. All of the derivatives used by IKON have been designated as cash flow hedges at the time of adoption of SFAS 133 or at the time they were executed, if later than October 1, 2000. All derivatives are adjusted to their fair market values at the end of each quarter. Unrealized net gains and losses for cash flow hedges are recorded in OCI.

As of September 30, 2001, all of IKON’s derivatives designated as hedges are interest rate swaps which qualify for evaluation using the “short cut” method for assessing effectiveness. As such, there is an assumption of no ineffectiveness. IKON uses interest rate swaps to fix the interest rates on our variable rate classes of lease-backed notes, which results in a lower cost of capital than if we had issued fixed rate notes. During the year ended September 30, 2001, unrealized net losses totaling $30,374, after taxes, were recorded in OCI, including the $5,584 cumulative effect adjustment as of October 1, 2000.

We are exposed to credit loss in the event of nonperformance by the counterparties to the swap agreements.

The following methods and assumptions were used by us in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Notes Payable

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-Term Debt

The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 6 to the consolidated financial statements.

Off-Balance-Sheet Instruments

In fiscal 2000, the fair values for our off-balance-sheet instruments (interest rate and currency swaps) are based on the termination of the agreements. As a result of the adoption of SFAS 133, there are no off-balance-sheet instruments in fiscal 2001.

The carrying amounts and fair values of our financial instruments are as follows:

September 30	2001		2000

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Long-term debt:
Bond issues	$535,044	$336,542	$578,745	$360,887
Private placement debt	55,000	48,104	55,000	37,974
Bank debt			41,994	40,039
Sundry notes, bonds and
mortgages	16,998	16,199	97,602	90,719
Finance subsidiaries’ debt	2,595,739	2,431,481	2,644,399	2,387,609
Interest rate and currency
swaps	(50,622)	(50,622)		(9,362)

Quarterly Financial Summary

	First	Second	Third	Fourth
(unaudited)	Quarter (a)	Quarter (b)	Quarter (c)	Quarter (d)	Total

2001
Revenues	$1,318,051	$1,361,226	$1,311,157	$1,283,045	$5,273,479
Gross profit	494,800	507,353	521,658	492,790	2,016,601
Income (loss) from continuing operations
before taxes on income	28,891	29,874	46,433	(37,402)	67,796
Net income (loss)	$17,379	$16,730	$26,002	$(44,906)	$15,205

Basic earnings (loss) per common share	$0.12	$0.12	$0.18	$(0.32)	$0.11

Diluted earnings (loss) per common share	$0.12	$0.12	$0.18	$(0.32)	$0.11

Dividends per common share	$0.04	$0.04	$0.04	$0.04	$0.16
Common stock price
High/Low	$4.00–2.00	$6.00–2.1875	$9.80–4.75	$9.60–5.95	$9.80–2.00

2000
Revenues	$1,316,121	$1,360,866	$1,396,512	$1,373,446	$5,446,945
Gross profit	496,518	502,915	520,269	502,132	2,021,834
Income (loss) from continuing operations
before taxes on income and
extraordinary gain	(63,039)	60,730	53,446	30,696	81,833
Income before extraordinary gain	(55,636)	34,853	29,921	18,237	27,375
Net income (loss)	$(55,636)	$34,853	$31,628	$18,237	$29,082

Basic and diluted earnings (loss) per
common share before extraordinary gain	$(0.37)	$0.23	$0.20	$0.13	$0.19

Basic and diluted earnings (loss) per
common share	$(0.37)	$0.23	$0.21	$0.13	$0.20

Dividends per common share	$0.04	$0.04	$0.04	$0.04	$0.16
Common stock price
High/Low	$10.875–5.375	$9.375–5.6875	$6.6875–3.875	$5.75–3.875	$10.875–3.875

(a)	First quarter 2001 results include a gain from discontinued operations of $2,142 ($1,200 after-tax). First quarter fiscal 2000 results include a $105,340 restructuring and asset impairment charge.
(b)	Second quarter fiscal 2000 results include $17,000 of shareholder litigation insurance proceeds.
(c)	Third quarter fiscal 2000 results include $3,288 gain on sale of investment and $3,049 extraordinary gain on early extinguishment of debt ($1,707 after-tax).
(d)	Fourth quarter fiscal 2001 includes a pre-tax restructuring and asset impairment charge totaling $63,582, reserve adjustments primarily related to the exit of the Company’s telephony operations of $5,300 and a $10,000 tax reserve adjustment related to a leveraged corporate owned life insurance program. Fourth quarter fiscal 2000 results include a $451 gain on sale of investment, $(15,961) adjustment to the first quarter restructuring charge, $15,789 fourth quarter restructuring charge and $2,526 benefit from discontinued operations ($1,415 after-tax).

IKON 2001 Annual Report

Financial Section 51

Corporate Financial Summary

in millions, except per share data and employees

	2001	2000	1999	1998	1997

Continuing Operations
Revenue	$5,273.5	$5,446.9	$5,435.6	$5,532.7	$5,051.8
Gross profit	2,016.6	2,021.8	2,074.8	2,042.4	1,990.8
Selling and administrative	1,815.9	1,785.8	1,823.1	1,947.9	1,603.3
Operating income (loss)	137.2	147.9	150.6	(3.5)	260.6
Income (loss) before taxes	67.8	81.8	79.4	(74.2)	213.1
Income (loss)	14.0	26.0	33.8	(83.1)	122.4
Earnings (loss) per common share
Basic	0.10	0.18	0.23	(0.76)	0.77
Diluted	0.10	0.18	0.23	(0.76)	0.77
Capital expenditures	144.7	159.0	155.8	212.2	193.2
Depreciation and amortization	$178.6	$195.1	$196.9	$202.5	$156.6

Discontinued Operations and Extraordinary Items
Income	$1.2	$3.1			$8.0
Earnings per common share
Basic	0.01	0.02			0.06
Diluted	$0.01	$0.02			$0.06

Total Operations and Extraordinary Items
Net income (loss)	$15.2	$29.1	$33.8	$(83.1)	$130.4
Earnings (loss) per common share
Basic	0.11	0.20	0.23	(0.76)	0.83
Diluted	$0.11	$0.20	$0.23	$(0.76)	$0.83

Share activity
Dividends per common share	$0.16	$0.16	$0.16	$0.16	$0.26
Per common share book value	$9.84	$10.02	$9.82	$8.30	$8.94
Return on shareholders’ equity %	1.1	2.0	2.3	(8.8)	7.8
Weighted average common shares (basic)	141.9	148.2	148.7	135.1	133.3
Adjusted weighted average common shares
(diluted)	144.4	148.3	149.0	135.1	134.6

Supplementary Information
Current ratio	1.1	1.1	1.1	1.3	1.5
Working capital	$249.5	$204.0	$186.3	$495.4	$752.0
Total assets	$6,291.0	$6,362.6	$5,801.3	$5,762.8	$5,323.9
Total debt	$3,396.7	$3,470.1	$2,862.3	$2,956.6	$2,563.8
% of capitalization	70.9	70.7	66.2	67.4	63.4
Total debt, excluding finance subsidiaries	$800.9	$825.7	$859.0	$855.9	$818.0
% of capitalization	36.5	36.4	37.0	37.5	35.6
Employees (a)	37,600	39,600	39,400	43,700	40,900

(a) Includes discontinued operations.

Note: Ratios and operating results include the effect of: fiscal 2001 – restructuring and asset impairment charges ($63.6), reserve adjustments related primarily to the exit of the Company’s telephony operations ($5.3), operating income ($68.9), tax reserve adjustment related to the Company’s use of leveraged corporate owned life insurance programs ($10.0) and discontinued operations ($1.2 after-tax), net income ($61.3), diluted earnings per common share ($0.42); fiscal 2000 – restructuring and asset impairment charges ($105.2), shareholder litigation insurance proceeds ($17.0) and gain on sale of investment ($3.7), operating income ($84.4), discontinued operations ($1.4 after-tax), extraordinary gain from early extinguishment of debt ($1.7 after-tax), net income ($64.0), diluted earnings per common share ($0.43); fiscal 1999 – shareholder litigation charge ($101.1) and gain on asset securitization ($14.3), operating income ($86.8), net income ($58.1), diluted earnings per common share ($0.39); fiscal 1998 – transformation and special charges, operating income ($230.4), net income ($157.0), diluted earnings per common share ($1.16); fiscal 1997 – transformation charges, operating income ($126.9), net income ($82.5), diluted earnings per common share ($0.61).