Form 10-K405/A, Exhibit 13
period 2001-09-30
IKON OFFICE SOLUTIONS INC
filed 2002-02-01
CIK 3370

Table of Contents

Financials

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

Denominator:
Denominator for basic
earnings per common
share—weighted
average shares	141,888	148,207	148,673
Effect of dilutive securities:
Employee stock options	2,272	120	140
Employee stock awards	248
Contingently issuable shares			190

Dilutive potential common
shares	2,520	120	330
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